As filed with the Securities and Exchange Commission on May 25, 2023
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
(with respect to the exchange offer of the 9.75% Senior Unsecured Notes due 2028 for 6.75% Senior Unsecured Notes due 2023)
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
(with respect to the Sale of up to $25 million 9.75% Senior Unsecured Notes due 2028)
CONIFER HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
Michigan	6331	27-1298795
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
3001 West Big Beaver Road, Suite 200
Troy, Michigan, 48084
(248) 559-0840
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)
Richard J. Fiato
Corporate Counsel
Conifer Holdings, Inc.
3001 West Big Beaver Road, Suite 200
Birmingham, Michigan 48084
(248) 559-0840
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
Copies of all communications to:
Donald J. Kunz Honigman LLP 2290 First National Building 660 Woodward Avenue Detroit, Michigan 48226 (313) 465-7454	Thomas L. Hanley Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 (215) 564-8000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Smaller reporting company

☐ Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) ☐	Exchange Act Rule 14d-1(d) ☐

(Cross-Border Issuer Tender Offer)	(Cross-Border Third-Party Tender Offer)
The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer or issue the securities described herein until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 25, 2023
PRELIMINARY PROSPECTUS/OFFER TO EXCHANGE

EXCHANGE OFFER
9.75% Senior Unsecured Notes due 2028 for its
6.75% Senior Unsecured Notes due 2023
and
the Sale of up to $25,000,000
9.75% Senior Unsecured Notes due 2028
Until the expiration date (as defined below), Conifer Holdings, Inc. (the “Company,” “Conifer,” “our,” “we” or “us”) is offering, upon the terms and subject to the conditions set forth in this prospectus (the “Prospectus”), to exchange any and all validly tendered, not validly withdrawn and validly accepted outstanding 6.75% Senior Unsecured Notes due 2023 for 9.75% Senior Unsecured Notes due 2028 (the “Exchange Offer”), to be newly issued by the Company. We refer to our 6.75% Senior Unsecured Notes due 2023 as the “Existing Notes” and to our 9.75% Senior Unsecured Notes due 2028 as the “New Notes”.
The New Notes will bear interest at the rate of 9.75% per year, and interest on the New Notes will be payable quarterly in arrears on   ,   ,    and    of each year, beginning on   , 2023. The New Notes will mature on   , 2028. We may redeem the New Notes, in whole or in part at any time or from time to time on or after   , 2025, at the redemption price of 100% aggregate principal amount, plus any accrued and unpaid interest, as discussed under “Description of the New Notes — Optional Redemption” in this Prospectus. The New Notes will be issued in denominations of $25 and any integral multiples of $25.
The New Notes will be unsecured obligations of ours only and will not be obligations of or guaranteed by any of our subsidiaries. The New Notes will rank senior in right of payment to any of the Company’s existing and future indebtedness that is by its terms expressly subordinated or junior in right of payment to the New Notes. The New Notes will rank equally in right of payment to all of our existing and future senior indebtedness, including the Existing Notes, but will be effectively subordinated to any secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. In addition, the New Notes will be structurally subordinated to the indebtedness and other obligations of the Company’s subsidiaries. The New Notes will not be subject to repayment at the option of the holder at any time prior to maturity and will not be entitled to any sinking fund.
If you elect to participate in the Exchange Offer, for each $25 principal amount of our Existing Notes you tender, you will receive from us $25 principal amount of our New Notes. The New Notes will be issued in minimum denominations of $25 and any integral multiples of $25 in excess thereof or in units, each representing $25.
You may also give an indication of your interest in participating in the new money offering (the “New Offering”) in which we are offering up to $25,000,000 principal amount of additional New Notes. You are not obligated to tender any of your Existing Notes in exchange for New Notes in order to participate in the New Offering.
The Exchange Offer is open to all holders of our Existing Notes, and will expire at 5:00 p.m., New York City time, on  , 2023, or such later time and date to which we may extend the Exchange Offer (such date and time, including any extension, is referred to as the “expiration date”). Completion of the Exchange Offer is not conditioned on the tender of, or our acceptance of, any minimum aggregate principal amount of Existing Notes. We may withdraw the Exchange Offer at any time prior to the expiration date.
The Existing Notes are listed on the Nasdaq Global Market, under the symbol “CNFRL”, however, following completion of the Exchange Offer, Nasdaq may consider delisting of the Existing Notes if it determines that the extent of the public distribution or aggregate amount of Existing Notes outstanding makes continued listing inadvisable. Conifer has applied to list the New Notes on the Nasdaq Global Market under the symbol “CNFRZ.” No assurance can be given as to the approval of the New Notes for listing or, if listed, the continued listing for the term of the New Notes, or the liquidity or trading market for the New Notes. We are not required to maintain a listing of the New Notes on the Nasdaq Global Market or any other exchange. If the listing is approved, trading of the New Notes on the Nasdaq Global Market is expected to commence within 30 days after the initial delivery of the New Notes. Currently, there is no public market for the New Notes.
Our board of directors has approved the Exchange Offer. However, neither we nor any of our management, our board of directors, or the information agent, the exchange agent, or the dealer manager for the Exchange Offer is making any recommendation as to whether holders of Existing Notes should tender all or part of their Existing Notes in exchange for New Notes in the Exchange Offer. Each holder of Existing Notes must make its own decision as to whether to exchange some or all of its Existing Notes.
New Offering
Per Note	Total
Public Offering Price(1)%	$
Placement Agent’s Commissions(2)%	$
Proceeds to the Company(3)%	$
(1)	Plus interest, if any, accrued from the date of issuance.
(2)	Assumes all of the New Notes offered in the New Offering are sold. See “Plan of Distribution.”
(3)	Before deducting offering expenses payable by us in connection with the Exchange Offer and New Offering and estimated to be $ million. We will not receive any proceeds from the Exchange Offer.
The New Notes in the New Offering are being offered to the public on a reasonable best efforts basis. There is no minimum purchase requirement, closing of the New Offering is not conditioned on our receipt of any minimum amount of proceeds, and there is no arrangement to place the proceeds of the New Offering in an escrow, trust or similar account pending the closing of the New Offering.
We have retained Janney Montgomery Scott LLC as the dealer manager for the Exchange Offer and as the placement agent for the New Offering. In its capacity as placement agent for the New Offering, the placement agent will use its reasonable best efforts to solicit offers to purchase New Notes in the New Offering. The placement agent has no obligation to buy any of the New Notes from us or to arrange for the purchase or sale of any specific number or dollar amount of the New Notes. See “Plan of Distribution” for more information regarding these arrangements.
NONE OF THE COMPANY, THE DEALER MANAGER, THE EXHANGE AGENT (DEFINED BELOW), THE EXISTING NOTES TRUSTEE (DEFINED BELOW), OR THE NEW NOTES TRUSTEE (DEFINED BELOW) MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER THEIR EXISTING NOTES OR PARTICPATE IN THE NEW OFFERING. FURTHER, NONE OF THE DEALER MANAGER, THE EXHANGE AGENT, THE EXISTING NOTES TRUSTEE, OR THE NEW NOTES TRUSTEE ARE RESPONSIBLE OR LIABLE FOR THE CONTENTS OF THIS PROSPECTUS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
See “Risk Factors” beginning on page 19 for a discussion of factors you should consider before deciding to participate in the Exchange Offer or purchase New Notes in the New Offering.
The dealer manager for the Exchange Offer and the Placement Agent for the New Offering is:
Janney Montgomery Scott
The date of this Prospectus is     , 2023

i

We have not, and the dealer manager, exchange agent and placement agent have not, authorized any person to give any information or to make any representations in connection with the Exchange Offer or the New Offering other than those contained or incorporated or deemed to be incorporated by reference in this Prospectus and any free writing prospectus, and if given or made, such information or representations must not be relied upon as having been so authorized. This Prospectus does not constitute an Exchange Offer or an offer to sell or a solicitation of an offer to buy New Notes by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. We are not aware of any U.S. state or jurisdiction where the making of the Exchange Offer is not in compliance with applicable law. If we become aware of any U.S. state or jurisdiction where the making of the Exchange Offer or the acceptance of the Existing Notes or issuance of New Notes pursuant to the Exchange Offer is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Existing Notes who reside in U.S. states or jurisdictions where an offer, solicitation or sale would be unlawful.
Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or thereof, that the information contained herein or therein is correct as of any time subsequent to its date, or that any information incorporated or deemed to be incorporated by reference herein or therein is correct as of any time subsequent to its date.
This Prospectus incorporates important business and financial information about Conifer and its subsidiaries that is not included in or delivered with this Prospectus. This information is available without charge upon request. See “Where You Can Find More Information” in this Prospectus.
Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements and Industry Data” in this Prospectus.
“Conifer Insurance Company,” “White Pine Insurance Company” and our green Conifer logo are the subject to a trademark in the United States. Other brands, names and trademarks contained in this Prospectus are the property of their respective owners. Solely for convenience, trademarks and tradenames referred to in this Prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.
ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus, including the sections titled “Prospectus Summary” and “Risk Factors” contain forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. You can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “predicts,” “potential,” “seeks,” “should,” “will,” or “would,” or the negative of these terms, or similar expressions.
Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market share, is based on information from various sources (including industry publications, surveys and forecasts, and our internal research), on assumptions that we have made, which we believe are reasonable, based on those data and other similar sources and on our knowledge of the markets for our services. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this Prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this Prospectus.
There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include, but are not limited to:
•	the inherent uncertainty of estimating reserves and the possibility that incurred losses may be greater than our loss and loss adjustment expense reserves;
•	inaccurate estimates and judgments in our risk management may expose us to greater risks than intended;
•	the interruption or system failure of our information technology and telecommunication systems
•	the occurrence of severe weather conditions and other catastrophes;
•	the cyclical nature of the insurance industry, resulting in periods during which we may experience excess underwriting capacity and unfavorable premium rates;
•	our ability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us;
•	a decline in our financial strength rating resulting in a reduction of new or renewal business;
•	our ability to manage our growth effectively;
•	exposure to credit risk, interest rate risk and other market risk in our investment portfolio;
•	competition within the property and casualty insurance industry;
•	the potential loss of key members of our management team or key employees and our ability to attract and retain personnel;
•	potential effects on our business of emerging claim and coverage issues;
•	losses in our investment portfolio;
•	additional government or market regulation;
•	a forced sale of investments to meet our liquidity needs;
•	our underwriters and other associates could take excessive risks;
•	losses resulting from reinsurance counterparties failing to pay us on reinsurance claims;
•	the potential impact of internal or external fraud, operational errors, systems malfunctions or cybersecurity incidents;
•	an adverse outcome in a legal action that we are or may become subject to in the course of our insurance operations;
•	failure to maintain effective internal controls in accordance with the Sarbanes-Oxley Act of 2002; and
•	other factors that we discuss in the section titled “Risk Factors” in this Prospectus.

You should read these factors and the other cautionary statements made in this Prospectus as being applicable to all related forward-looking statements wherever they appear in this Prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Any forward-looking statement made by us speaks only as of the date on which we make it, and is expressly qualified in its entirety by the foregoing cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION
We have filed registration statements on Forms S-1 and S-4 with the Securities and Exchange Commission, or SEC, for the Exchange Offer and the New Offering. This Prospectus does not include all of the information contained in the registration statements. You should refer to the registration statements and their exhibits for additional information. Although we have disclosed the material terms of any contracts, agreements, or other documents that are referenced in this Prospectus, you should refer to the exhibits attached to the registration statements for copies of the actual contracts, agreements, or other documents.
We maintain a website at www.cnfrh.com. On our website, we make available free of charge our most recent Annual Report on Form 10-K, including our audited consolidated financial statements, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. The content of our website is not incorporated by reference into our registration statement on Form S-4 and Form S-1 or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.
We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.
If you would like additional copies of this Prospectus, or if you have questions about the Exchange Offer, you should contact:
3001 West Big Beaver Road, Suite 200
Troy, MI 48084
ATTN: Investor Relations
(248) 559-0840
To ensure timely delivery of any requested information, holders of Existing Notes must make any request no later than   , 2023, which is five business days before the expiration date of the Exchange Offer, or, if we decide to extend the expiration date of the exchange offer, no later than five business days before such extended expiration date.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
AND NEW OFFERING
Q:	WHY IS THE COMPANY DOING THE EXCHANGE OFFER AND NEW OFFERING?
A:
We believe that the Exchange Offer and New Offering are important components of our plan to re-calibrate our capital structure in order to better execute our business strategy. If all outstanding Existing Notes are validly tendered and accepted in the Exchange Offer, the Company does not intend to issue all potential $25 million of New Notes in the New Offering, and may in its sole discretion issue a lower amount of New Notes even if indications of interest for all $25 million are received. However, to the extent that the Exchange Offer is not fully subscribed, the Company intends to use any proceeds from the New Offering to redeem all or a portion of the Existing Notes, to pay other debt obligations, and for general corporate purposes. We have no plans to materially increase our indebtedness as a result of these offerings.

Q:	IF I PARTICIPATE IN THE EXCHANGE OFFER, WHAT WILL I RECEIVE IN EXCHANGE FOR MY EXISTING NOTES?
A:	If you validly tender your Existing Notes in the Exchange Offer and we accept your tender you will receive New Notes with the following characteristics:
•	For each $25 in principal amount of your Existing Notes exchanged, you will receive $25 in principal amount of our New Notes;
•	Interest will accrue on the new notes at a rate of 9.75% per year accruing from , 2023 (the “Settlement Date”);
•	The New Notes will be general unsecured senior obligations of Conifer, and will mature on , 2028.
These are only some of the material terms of the New Notes, and you should read the detailed description of the New Notes under “Description of New Notes” for further information.
Q:	WHAT ARE THE IMPORTANT DIFFERENCES BETWEEN THE EXISTING NOTES AND THE NEW NOTES?
A:
The Existing Notes are unsecured debt obligations of ours that pay interest at the rate of 6.75% per year and mature on September 30, 2023. The New Notes also are unsecured debt obligations of ours, but pay interest at the rate of 9.75% per year and mature on   , 2028. Both the Existing Notes and the New Notes pay interest quarterly in arrears. Beginning on   , 2025 and prior to the maturity date, we may, at our option, redeem the New Notes in whole at any time or in part from time to time, on not less than 30 days and not more than 60 days prior notice delivered to the holders of the New Notes. The New Notes will be redeemable at a redemption price equal to 100% of the principal amount of the New Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption. Other than the differences in interest rate, date of optional redemption, and maturity date, the material terms of the Existing Notes and the New Notes, including Conifer’s obligations under the indenture and indenture supplements governing the Existing Notes and New Notes and the rights of the holders of the Existing Notes and the New Notes, are substantially similar.

Q:	IF I DO NOT PARTICIPATE IN THE EXCHANGE OFFER BUT THE EXCHANGE OFFER IS COMPLETED, HOW WILL MY EXISTING NOTES BE AFFECTED?
A:
If you do not participate in the Exchange Offer you will continue to hold the Existing Notes with no changes to any of the terms of the Existing Notes, including the interest rate, interest payment dates, maturity date and other financial terms, covenants and conditions, and such Existing Notes will continue to be governed by the indenture, the supplemental indenture and the amendment to the supplemental indenture relating to the Existing Notes (the “Existing Indenture”).

If a significant number of the Existing Notes are tendered and accepted in the Exchange Offer, the liquidity and the trading market for the Existing Notes that remain outstanding will likely be impaired. The decision of a holder of Existing Notes not to participate in the Exchange Offer will not affect his or her eligibility to indicate interest for New Notes in the New Offering. We and the placement agent will not consider whether a holder of the Existing Notes participates in the Exchange Offer as a factor when determining the allocation of the New Notes in the New Offering.

Q:	HOW DO I INDICATE MY INTEREST FOR NEW NOTES FOR CASH IN THE NEW OFFERING?
A.
If you are interested in purchasing New Notes for cash, please contact Janney Montgomery Scott LLC at prospectus@janney.com. Allocations of New Notes in the New Offering will be made by the placement agent, after consultation with us. The closing of the New Offering is anticipated to occur on the same day as the closing of the Exchange Offer.

Q:	WHAT RISKS SHOULD EXISTING NOTE HOLDERS CONSIDER IN DECIDING WHETHER OR NOT TO TENDER THEIR EXISTING NOTES IN THE EXCHANGE OFFER?
A:
Holders of Existing Notes, in deciding whether to participate in the Exchange Offer, should carefully consider the discussion of risks and uncertainties affecting our business and the New Notes that are described in “Risk Factors” in this Prospectus.

Q:	WHEN DOES THE EXCHANGE OFFER EXPIRE?
A:	The Exchange Offer will expire at the Expiration Date and Time, which is 5:00 p.m., New York City time, on , 2023, unless extended or earlier terminated by us.
Q:	WILL THE NEW NOTES BE FREELY TRADABLE?
A:
Yes. However, the New Notes represent a new issuance of securities and there is currently no public market for the New Notes, and we cannot provide any assurance that one will develop. We have applied to list the New Notes on the Nasdaq Global Market under the symbol “CNFRZ.” However, we cannot assure you that the New Notes will be approved for listing or, if listed, that they will continue to be listed and we are not required to maintain a listing on the Nasdaq Global Market or any other exchange. Listing of the Notes does not guarantee that a trading market will develop or be maintained.

Q:	WHO CAN I CONTACT WITH QUESTIONS ABOUT THE EXCHANGE OFFER OR TO REQUEST ANOTHER COPY OF THE PROSPECTUS?
A:	You can contact the following at:
3001 West Big Beaver Road, Suite 200
Troy, MI 48084
ATTN: Investor Relations
(248) 559-0840

PROSPECTUS SUMMARY
This summary does not contain all of the information you should consider before exchanging your Existing Notes for the New Notes in connection with the Exchange Offer or investing in New Notes offered in the New Offering. For a more complete understanding of Conifer and the Exchange Offer and the New Offering, we encourage you to read carefully this entire Prospectus. Unless otherwise stated, all references to “us,” “our,” “Conifer,” “we,” the “Company” and similar designations refer to Conifer Holdings, Inc. and its consolidated subsidiaries unless the context otherwise requires.
Our Company
We are a Michigan-domiciled insurance holding company formed in 2009. We are engaged in the sale of property and casualty insurance products and we have organized our business model around three classes of insurance businesses: commercial lines, personal lines, and wholesale agency business. Within these three businesses, we offer various insurance products and insurance agency services. Our principal executive offices are located at 3001 West Big Beaver Road, Suite 200, Troy, MI 48084 (telephone number: (248) 559-0840). Our corporate website address is www.cnfrh.com.
As used in this Prospectus, references to “Conifer,” “Conifer Holdings,” “the Company,” “our Company,” “we,” “us,” and “our” refer to Conifer Holdings, Inc., a Michigan corporation, and its wholly owned subsidiaries Conifer Insurance Company (“CIC”), Red Cedar Insurance Company (“RCIC”), White Pine Insurance Company (“WPIC”), Conifer Insurance Services., Inc. (“SIC”), and, as of October 13, 2022, VSRM, Inc. (“VSRM”). CIC, RCIC and WPIC are collectively referred to as the “Insurance Company Subsidiaries.” On a stand-alone basis Conifer Holdings, Inc. is referred to as the “Parent Company.”
Through our Insurance Company Subsidiaries, we offer insurance coverage in specialty commercial and specialty personal product lines. Currently, we are authorized to write insurance as an excess and surplus lines (“E&S”) carrier in 45 states, including the District of Columbia. We are also licensed to write insurance as an admitted carrier in 42 states, including the District of Columbia, and we offer our insurance products in all 50 states.
Our revenues are primarily derived from premiums earned from our insurance operations. We also generate other revenues through investment income and other income which mainly consists of installment fees and policy issuance fees generally related to the policies we write. Prior to June 30, 2021, we also generated and commission and fee revenue in our wholesale agency business from third-party insurers.
Many of our products are targeted to traditionally profitable classes of policyholders that we believe are under-served by other insurers. We market and sell these insurance products through a network of over 4,900 independent agents that distribute our policies through approximately 940 sales offices. We are focused on growing our business in non-commoditized property and casualty insurance markets, while maintaining underwriting discipline and a conservative investment strategy.
We have substantial expertise in serving the unique commercial insurance needs of owner-operated businesses in the following markets:
•	Hospitality, such as restaurants, bars and taverns (that require, among other lines, liquor liability insurance), as well as small grocery and convenience stores;
•	Artisan contractors, such as plumbers, painters, carpenters, electricians and other independent contractors; and
•	Security service providers, such as companies that provide security guard services and private investigative services.
In our commercial lines business, we seek to differentiate ourselves and provide value to small business owner-operators by bundling different insurance products that meet a significant portion of their insurance needs. For example, in the hospitality market we offer property, casualty, and liquor liability, as well as, in some jurisdictions, workers’ compensation coverage. The breadth of our specialty commercial insurance products enables our agents and their small business clients to avoid the administrative costs and time required to seek coverage for each of these items from separate insurers. As such, we compete for commercial lines business based on our flexible product offerings and customer service, rather than on pricing alone. Of the commercial lines policies that were in-force on December 31, 2022, the average premium amount of an individual policy was $6,700.

We also have substantial expertise in providing specialty homeowners insurance products to targeted customers that are often under-served by other homeowners' insurance carriers. Our personal lines products primarily include low-value dwelling insurance tailored for owners of lower valued homes, which we currently offer in Illinois, Indiana, Louisiana and Texas.
In our personal lines business, we largely target homeowners in need of dwelling insurance that is currently under-served by the insurance market, due to the modest value of their homes or the exposure to natural catastrophes in their geographic area. Because these homeowners are under-served, this portion of the market is typically subject to less pricing pressure from larger nationwide insurers that offer a more commoditized product. We believe our underwriting expertise enables us to compete effectively in these markets by evaluating and appropriately pricing risk. In addition, we believe our willingness to meet these under-served segments of the personal lines insurance market fosters deeper relationships with, and increased loyalty from, the agents who distribute our products. Of the personal lines policies that were in-force on December 31, 2022, the average premium amount of an individual policy was $1,200.
Overall, we structure the multi-line distribution of our premium between commercial and personal lines to better diversify our business and mitigate the potential cyclical nature of either market. In serving these markets, we write business on both an admitted and excess and surplus lines (“E&S”) basis. As of December 31, 2022, approximately 48.0% of our gross written premiums were admitted, and approximately 52.0% were E&S. Insurance companies writing on an admitted basis are licensed by the states in which they sell policies and are required to offer policies using premium rates and forms that are typically filed with and approved by the state insurance regulators. Carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market (admitted) companies, allowing them the flexibility to change the coverage offered and the rate charged without the time constraints and financial costs associated with the filing and approval process subject to admitted business. Our corporate structure allows us to offer both admitted and E&S products in select markets through either CIC or WPIC. Our experience with specialty insurance products enables us to react to new market opportunities and underwrite multiple specialty lines.
The wholesale agency business provides non-risk bearing revenue through commissions and policy fees. The wholesale agency business increases the product options to the Company’s independent retail agents by offering both insurance products from the Insurance Company Subsidiaries as well as products offered by other insurers. The wholesale agency business was sold to its wholly owned subsidiary, VSRM, on June 30, 2021. As of that date, this business was no longer consolidated in the Company’s financial statements.
Geographic Diversity and Mix of Business
Over the past several years, we have increased our focus on specific core commercial lines of business. We have shifted our focus to low-value dwelling lines of business in order to bring personal lines premium levels back up and to maintain a strategic balance of commercial and personal lines of business.
While we pursue top line premium growth, we do not do so at the expense of losing underwriting discipline. Our underwriters have the experience and institutional flexibility to recognize when to exit certain products in favor of more profitable opportunities as insurance market conditions dictate. The following tables summarize our gross written premiums by segment and state for the years indicated therein (dollars in thousands):
	Gross Written Premium by Segment
	2022	%	2021	%	2020	%
Commercial	$116,868	85%	$117,075	89%	$102,763	92%
Personal	21,151	15%	15,020	11%	8,572	8%
Total	$138,019	100%	$132,095	100%	$111,335	100%

	Gross Written Premiums by State
	2022	%	2021	%	2020	%
Michigan	$33,739	24.5%	$29,314	22.2%	$23,304	20.9%
Texas	14,236	10.3%	12,062	9.1%	10,243	9.2%
Florida	13,705	9.9%	13,727	10.4%	13,573	12.2%
California	12,967	9.4%	11,805	8.9%	8,140	7.3%
Oklahoma	11,882	8.6%	7,695	5.8%	2,264	2.2%
New York	10,622	7.7%	7,893	6.0%	6,386	5.7%
Pennsylvania	4,499	3.3%	4,863	3.7%	4,846	4.4%
Ohio	4,378	3.2%	4,123	3.1%	3,823	3.4%
Indiana	3,232	2.3%	3,692	2.8%	3,559	3.2%
Colorado	3,010	2.2%	2,917	2.2%	2,832	2.5%
Illinois	2,644	1.9%	2,457	1.9%	1,818	1.6%
All Other States	23,105	16.7%	31,547	23.9%	30,547	27.4%
Total	$138,019	100.0%	$132,095	100.0%	$111,335	100.0%
The Conifer Approach
We have built our business in a manner that is designed to adapt to changing market conditions and deliver predictable results over time. The following highlights key aspects of our model that contribute to our balanced approach:
•
Focus on under-served markets. We focus on providing specialty insurance products to targeted policyholders in under-served markets. We believe that most of our small business customers, many of which are owner-operated, value the efficiency of dealing with a single insurer for multiple products. By targeting small- to medium-sized accounts, we add value to the business owner directly without competing solely on price.

•
Strong relationships with our agents. We develop strong relationships with our independent agents providing them with responsive service, attractive commissions and competitive products to offer policyholders. We believe our agents understand that we view them as key partners in risk selection that help us serve our ultimate client - the insured.

•
Deep understanding of the business and regulatory landscapes of our markets. The competition for insurance business and the regulatory operating environment vary significantly from state to state. We focus on tailoring our business to concentrate on the geographic markets and regulatory environments with the greatest opportunities for growth and profitability. Our business plan centers on identification of market opportunities in jurisdictions where our insurance products can profitably suit the needs of our potential customers.

•
Emphasis on flexibility. We offer coverage to our insureds both on an E&S and admitted basis. We believe this flexibility enables us to pivot effectively between E&S and admitted policies as customer needs and regulatory conditions dictate.

•
Conservative risk management with an emphasis on lowering volatility. We focus on the risk/reward of insurance underwriting, while maintaining a prudent investment policy. We employ conservative risk management practices and opportunistically purchase reinsurance to minimize our exposure to liability for individual risks. In addition, we seek to maintain a diversified liquid investment portfolio to reduce overall balance sheet volatility. As of December 31, 2022, our investments primarily consisted of fixed income investments with an average credit rating of “AA+” and an option adjusted duration of 3.5 years.

Our Competitive Strengths
We believe the following competitive strengths have allowed us to grow our business and will continue to support our strategic growth initiatives:
•
Talented underwriters with broad expertise. Our underwriters have significant experience managing account profitability across market cycles. With an average of over 28 years of experience, our senior underwriters possess the required expertise to respond appropriately to market forces.

•
Controlled and disciplined underwriting. We underwrite substantially all policies to our specific guidelines with our experienced, in-house underwriting team. We customize the coverages we offer, and continually monitor our markets and respond to changes in our markets by adjusting our pricing, product structures and underwriting guidelines. By tailoring the terms and conditions of our policies, we align our actual underwriting risk with the profit of each insurance account that we write.

•
Proactive claims handling. We employ a proactive claims handling philosophy that utilizes an internal team of experienced in-house attorneys to manage and supervise our claims from inception until resolution. We pay what we owe, contest what we don't, and make sound judgment for those claims that fall in between. Our proactive handling of claims reinforces our relationships with our customers and agents by demonstrating our willingness to defend our insureds aggressively and help them mitigate losses.

•
Proven management team. Our senior management team has an average of over 26 years of experience in the insurance industry. Our senior management team has successfully created, managed and grown numerous insurance companies and books of business, and has longstanding relationships with many independent agents and policyholders in our targeted markets.

•
Ability to leverage technology to drive efficiency. We utilize a web-based information technology system that creates greater organizational efficiency in our company. Leveraging the infrastructure of programmers and support staff of third-party vendors allows our in-house business analysts to focus on new product development and roll-out. We believe this capability reduces our time to market for new products, enhances services for insureds, increases our ability to capture data, and reduces cost.

Marketing and Distribution
Independent agents are our main distribution source. The selection of an insurance company by a business or individual is strongly influenced by the business or individual’s agent. We seek to maintain favorable relationships with our select group of agents. Our distribution philosophy is to treat our agents as partners, and we provide them with competitive products, personal service and attractive commissions. We believe these factors contribute to our positive agency retention.
In 2022, our top six independent agencies accounted for approximately 42% of our gross written premiums in our commercial lines, and our top four independent agencies accounted for approximately 45% of our gross written premiums in our personal lines. We have long term relationships with each of these agencies. We anticipate our concentration in these agencies will decrease in future periods as we establish relationships with additional agencies, as part of our strategic growth plan. Our Insurance Company Subsidiaries market and distribute their products mainly through an independent agency network, however we utilize managing general agents and certain key wholesalers when appropriate.
We recruit our producers through referrals from our existing network of agents, word-of-mouth, advertisement, as well as direct contacts initiated by potential agents. Our marketing efforts are directed through our offices in Michigan and Florida.
We view our agents as key partners in risk selection. We actively solicit their input regarding potential improvements to our business methods and consult with them in developing new products and entering new customer markets. At the same time, we take careful measure to appropriately control and monitor our agents’ operations. Controls include frequent review of the quality of business, loss experience and other mechanisms. We retain sole binding authority on the majority of our business. Binding authority is only granted to select long-term agents. When binding authority is granted, we restrict this authority to a specific set of guidelines that are provided to each agent. Moreover, our experienced underwriters review each risk to ensure the guidelines are followed.
In addition to marketing to individual agents, our Sycamore Insurance Agency reviews specific opportunities to write select business on a direct basis.

Our Structure
The chart below displays our corporate structure as it pertains to our holding company and significant operating subsidiaries.

CONIFER HOLDINGS, INC.
Insurance Holding Company
CONIFER INSURANCE COMPANY
100% owned by CHI
WHITE PINE INSURANCE COMPANY
100% owned by CHI
CONIFER INSURANCE SERVICES, INC.
(fka, Sycamore Insurance Agency, Inc.)
Insurance Agency
100% owned by CHI
RED CEDAR INSURANCE COMPANY
Pure Captive Ins. Co
100% owned by CHI
VSRM INSURANCE AGENCY, INC.
Insurance Agency
100% owned by CIS
SYCAMORE SPECIALTY UNDERWRITERS, LLC
Insurance Agency
50% owned by VSRM

The entities set forth above serve the following functions:
Conifer Holdings, Inc. is a holding company that provides management and related operational support for each of our subsidiaries.
Conifer Insurance Company is a property and casualty insurance company that generally writes policies on an E&S basis.
White Pine Insurance Company is a property and casualty insurance company that generally writes policies on an admitted basis.
Conifer Insurance Services, Inc. (“CIS”) (formerly known as Sycamore Insurance Agency, Inc., or “Sycamore”) is an insurance agency that primarily acts as a broker for policies written through Conifer with retail agents and as an insurance agency for policies Conifer and WPIC may write directly with insureds.
VSRM, Inc. (“VSRM”) (formerly known as Venture Agency Holdings, Inc.) is an insurance agency that currently engages in minimal activity.
Red Cedar Insurance Company is a pure captive insurance company, which we define as an insurance company that only writes insurance exclusively for our operating insurance companies and does not place or write any insurance business on behalf of third parties.
Sycamore Specialty Underwriters, LLC (“SSU”) is an insurance agency that is 50% owned by VSRM. It specializes in placing small commercial risks, mainly for alarm and security guard markets and specialty homeowners’ risks.
Insurance Company Subsidiaries
We conduct our business operations primarily through our Insurance Company Subsidiaries. Our ability to service debt, and pay administrative expenses is primarily reliant upon our intercompany service fees paid by the Insurance Company Subsidiaries to the holding company for management, administrative, and information technology services provided to the Insurance Company Subsidiaries by the holding company.
Conifer generates revenues from administrative services agreements with our Insurance Company Subsidiaries which have been fully approved by the insurance regulators. Under these agreements, Conifer provides accounting consulting services, information technology services, legal consulting, human resource consulting and premium collection services. Other services and costs that Conifer incurs on behalf of the Insurance Company Subsidiaries are reimbursed dollar-for-dollar as well. Conifer has similar agreements with its non-regulated agency subsidiaries which also provide revenue to Conifer. Conifer also receives commission income for performing agency services. The primary operating expenses of Conifer are salaries and related costs of personnel, information technology, administrative expenses, and professional fees. The income received from the administrative services is used to cover operating costs, meet debt service requirements and cover other holding company obligations. Funds to service debt obligations are also available from our non-regulated agency subsidiaries either via their intercompany service agreements with Conifer, direct expense reimbursements or dividends.
Secondarily, the holding company may receive dividends from the Insurance Company Subsidiaries; however, this is not the primary means by which the holding company supports its funding as state insurance laws restrict the ability of our Insurance Company Subsidiaries to declare and pay dividends to the holding company under certain circumstances. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10% of statutory surplus at the end of the preceding year. No dividends were paid from our Insurance Company Subsidiaries during the years ended December 31, 2022, 2021, and 2020.
Capital
The National Association of Insurance Commissioners (“NAIC) has a Risk-Based Capital (“RBC”) formula to be applied to all property and casualty insurance companies. The formula measures required capital and surplus based on an insurance company’s products and investment portfolio and is used as a tool to evaluate the capital adequacy of regulated companies. The RBC formula is used by state insurance regulators to monitor trends in statutory capital and surplus for the purpose of initiating regulatory action. In general, an insurance company must submit a calculation of its RBC formula to the insurance department of its state of domicile as of the end of the previous calendar year. These laws require increasing degrees of regulatory oversight and intervention as an insurance company’s RBC declines. At March 31, 2023, our Insurance Company Subsidiaries were in excess of any minimum threshold at which corrective action would be required.
The NAIC’s Insurance Regulatory Information System (“IRIS”) was developed to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies thirteen industry ratios and specifies “usual values” for each ratio. State insurance regulators review the IRIS ratio results to determine if an insurer is in need of further regulatory scrutiny or action. While the ratios, individually and collectively, are useful tools for identifying companies that may be experiencing financial difficulty, they are only a guide for regulators and should not be considered an absolute indicator of a company’s financial condition. While inquiries from regulators are not uncommon, our Insurance Company Subsidiaries have not experienced any regulatory actions due to their IRIS ratio results or otherwise.
The Exchange Offer
This summary highlights select information contained in this Prospectus, but does not include all of the information that you, as a holder of Existing Notes, may like to know with respect to the Exchange Offer. You should read this entire document and its appendices and the other documents to which we refer before you make a decision with respect to the Exchange Offer. Because certain terms of the New Notes differ from the terms of the Existing Notes, you should read the description of the New Notes under “Description of New Notes” for further information.
Exchange Offer
We are offering to exchange New Notes for up to an aggregate principal amount of $24,400,000 of Existing Notes, comprising all of the outstanding principal amount of the Existing Notes. We are offering to exchange $25 principal amount of New Notes for each $25 principal amount of Existing Notes. New Notes will be issued in minimum denominations of $25 and any integral multiple of $25 in excess thereof or in units, each representing $25. You may tender all, some or none of your Existing Notes.
Completion of the Exchange Offer is not conditioned on the tender of, or our acceptance of, any minimum aggregate principal amount of Existing Notes.

The Exchange Offer is being made to all holders of Existing Notes. We are not aware of any U.S. state or jurisdiction where the making of the Exchange Offer is not in compliance with applicable law. However, if we become aware of any U.S. state or jurisdiction where the making of the Exchange Offer or the issuance of the New Notes in connection with the Exchange Offer is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Existing Notes who reside in U.S. states or jurisdictions where an offer, solicitation or sale would be unlawful.
Deciding Whether to Participate in the Exchange Offer
Neither we nor our officers or directors, nor the dealer manager or the exchange agent, make any recommendation as to whether you should tender or refrain from tendering all or any portion of your Existing Notes in the Exchange Offer. Further, we have not authorized anyone to make any such recommendation. You must make your own decision whether to tender your Existing Notes in the Exchange Offer and, if so, the aggregate amount of Existing Notes to tender. You should read this Prospectus and consult with your advisors, if any, to make that decision based on your own financial position and requirements. In particular, you should know that there are certain significant adverse tax consequences that could result from the exchange of Existing Notes. Investors considering the exchange of Existing Notes for New Notes should discuss the tax consequences with their own tax advisors. See “Certain U.S. Federal Income Tax Considerations.” The Exchange Offer is separate and distinct from the New Offering and whether or not you indicate an interest to participate in the Exchange Offer will have no effect on your ability to participate in the New Offering.
Expiration Date
The Exchange Offer will expire at 5:00 p.m., New York City time, on   , 2023, unless extended or earlier terminated by us. The term “expiration date” means the earlier of 5:00 p.m., New York City time on   , 2023 or the latest time and date on which the Exchange Offer, as so extended or earlier terminated, expires.
If the Offer Period is extended, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.
We may withdraw the Exchange Offer prior to the expiration date. Promptly upon any such withdrawal, we will return or cause to be returned any tendered Existing

Notes. We will announce any decision to withdraw the Exchange Offer by disseminating notice by public announcement or otherwise as permitted by applicable law.
Amendments to the Exchange Offer
We reserve the right, at any time or from time to time, to amend the Exchange Offer. If we make a material change in the terms of the Exchange Offer or the information concerning the Exchange Offer, or if we waive a material condition of the Exchange Offer, we will extend the Exchange Offer to the extent required by applicable law.
Conditions to the Exchange Offer
The Exchange Offer is subject to customary conditions, including the effectiveness of the registration statement of which this Prospectus is a part and there being no action or proceeding, statute, rule, regulation or order that would challenge or restrict the making or completion of the Exchange Offer. The Exchange Offer is not conditioned upon the receipt of a minimum aggregate principal amount of tendered Existing Notes, nor is it contingent upon our receipt of a minimum amount of cash proceeds from the sale of New Notes in the New Offering. We may waive certain conditions of the Exchange Offer.
Cancellation of Exchanged Existing Notes
Existing Notes that are surrendered in exchange for New Notes will be retired and cancelled by us upon receipt and will not be reissued.
Risk Factors - Exchange Offer
See “Risk Factors” beginning on page 19 for a discussion of factors you should consider before deciding to participate in the Exchange Offer.
How to Tender Existing Notes for Exchange
Since the Existing Notes are represented by global book-entry notes, the Depository Trust Company (“DTC”), as depositary, or its nominee is treated as the registered holder of the Existing Notes and will be the only entity that can tender your Existing Notes for New Notes.
In order to participate in the Exchange Offer, you must follow the procedures established by DTC for tendering Existing Notes held in book-entry form. These procedures, which we call “ATOP” (“Automated Tender Offer Program”) procedures, require that the exchange agent receive, prior to the expiration date of the Exchange Offer, a computer generated message known as an “agent’s message” that is transmitted through ATOP.
Withdrawal Rights
You may withdraw a book-entry tender of your Existing Notes at any time before the expiration date. If we extend the expiration date, you may withdraw your tendered Existing Notes at any time until the extended expiration date. If you change your mind, you may retender your Existing Notes by again following the Exchange Offer procedures before the Exchange Offer expires. In addition, if we do not accept any tendered Existing Notes for any reason, the unaccepted or non-exchanged Existing Notes will be returned to you. See “The Exchange Offer—Withdrawal Rights”.

Material U.S. Federal Income Tax Considerations
Please see “Material U.S. Federal Income Tax Considerations” below. You are urged to consult your own tax advisors for a full understanding of the tax considerations of participating in the Exchange Offer in light of your own particular circumstances.
Dealer Manager
Janney Montgomery Scott LLC
Exchange Agent
Wilmington Trust, National Association
The New Offering
We have summarized the terms of the New Offering in this section. The New Offering is separate and distinct from the Exchange Offer. Before you decide to invest in New Notes in the New Offering, you should read the detailed description of the offer under “The New Offering” and of the New Notes under “Description of New Notes” for further information.
Terms of the New Offering
We are offering to the public up to $25,000,000 aggregate principal amount of New Notes in the New Offering for cash. The New Notes in the New Offering are being offered on a reasonable best efforts basis. If all outstanding Existing Notes are validly tendered and accepted in the Exchange Offer, the Company does not intend to issue all potential $25 million of New Notes in the New Offering, and may in its sole discretion issue a lower amount of New Notes even if indications of interest for all $25 million are received. We have no plans to materially increase our indebtedness as a result of these offerings. There is no minimum purchase requirement, closing of the New Notes is not conditioned on our receipt of any minimum amount of proceeds, and there are no arrangements to place the proceeds we receive from the sale of the New Notes in an escrow, trust or similar account.
Use of Proceeds
If the Exchange Offer is not fully subscribed, we intend to use any proceeds from the New Offering to redeem all or a portion of the Existing Notes. Any remaining net proceeds from the New Offering will be used to pay other debt obligations, and for general corporate purposes.
Placement Agent
Janney Montgomery Scott LLC
Allocation of New Notes in the New Offering
Neither we nor the placement agent may confirm an allocation on any indication of interest or offer to buy New Notes until the registration statement relating to the New Offering, of which this Prospectus is a part, has become effective. You may withdraw or change your indication of interest or offer to buy New Notes, without obligation or commitment of any kind, at any time prior to being contacted by the placement agent, informed of your allocation and asked to confirm your allocation or withdraw your indication of interest after the effective date of the registration statement of which this Prospectus is a part. You will not be obligated to buy New Notes by indicating an interest or offering to buy New Notes. Even if you indicate your interest in buying New Notes, you may not receive any allocation of New Notes or your allocation may be for an amount substantially less than the amount of your indication of interest. Allocations of New Notes may not be proportional to the total indications of interest that are made in the New Offering. Allocation decisions will be at the discretion of the placement agent, in consultation with the Company. Neither we nor the placement agent will consider whether you are a holder of the Existing Notes or participate in the Exchange Offer as a factor when determining the allocation of the New Notes in the New Offering.
Soliciting Broker Fee
If the Exchange Offer is consummated, we have agreed to pay a soliciting broker fee equal to $     for each $25 in principal amount of Existing Notes validly tendered and accepted for exchange pursuant to the Exchange Offer to soliciting brokers that are appropriately designated by their clients to receive this fee.
Deciding Whether to Participate in the New Offering
Neither we nor our officers or directors nor the placement agent make any recommendation as to whether you should indicate your interest in participating in the New Offering. Further, we have not authorized anyone to make any such recommendation. You must make your own decision whether to indicate your interest in purchasing New Notes, and if so, whether to purchase the total amount of new notes that may be allocated to you. You should read this Prospectus and consult with your advisors, if any, to make that decision based on your own financial position and requirements. Investors considering the purchase of New Notes in the New Offering should discuss the tax consequences with their own tax advisors. See “Material U.S. Federal Income Tax Considerations.”
The New Notes
The following summary contains basic information about the New Notes and is not intended to be complete. For a more complete understanding of the New Notes, please refer to “Description of the New Notes”.
Issuer
Conifer Holdings, Inc.
Securities Offered
Up to $25,000,000 in aggregate principal amount of 9.75% Senior Unsecured Notes due 2028.
Maturity Date
   , 2028, unless previously redeemed.
Denominations
The New Notes will be issued in book-entry form only in minimum denominations of $25 and any integral multiples of $25 in excess thereof or in units, each representing $25.
Interest Rate
9.75% per year, payable in cash.
Interest Payment Dates
   ,    , and of each year, commencing on    , 20  .
Day Count Basis
360-day year of twelve 30-day months.
Record Dates for Interest
Each    and    preceding the applicable interest payment date.

Price to Public
  % of the principal amount, plus accrued interest, if any, from    , 2023.
Optional Redemption
Beginning on    , 2025 and prior to the maturity date, we may, at our option, redeem the New Notes in whole at any time or in part from time to time, on not less than 30 days and not more than 60 days’ prior notice delivered to the holders of the New Notes. The New Notes will be redeemable at a redemption price equal to 100% of the principal amount of the New Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption.
Ranking
The New Notes will be unsecured obligations of Conifer only and will not be obligations of or guaranteed by any of its subsidiaries. The New Notes will rank senior in right of payment to any of Conifer’s existing and future indebtedness that is by its terms expressly subordinated or junior in right of payment to the New Notes. The New Notes will rank equally in right of payment to all of Conifer’s existing and future senior indebtedness, but will be effectively subordinated to any secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. In addition, the New Notes will be structurally subordinated to the obligations of Conifer’s subsidiaries.
Use of Proceeds
We estimate that the net proceeds of this offering will be approximately $ million, assuming the full amount of New Notes we are offering in the New Offering is purchased, after deducting underwriting discounts and commissions and other estimated offering expenses. We are offering up to $25,000,000 aggregate principal amount of New Notes for cash. If the Exchange Offer is not fully subscribed, we intend to use any proceeds from the New Offering to redeem all or a portion of the Existing Notes. Any remaining net proceeds from this offering will be used to pay other debt obligations, and for general corporate purposes. The New Offering is being offered to the public on a reasonable best efforts basis and, as a result, we are not guaranteed any minimum level of proceeds and completion of the New Offering is not conditioned on receipt of any minimum level of proceeds. There is no arrangement to place the proceeds from the New Offering in an escrow, trust or similar account pending closing of the New Offering. Pending such use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See “Use of Proceeds.”
Events of Default
The New Notes will contain events of default, the occurrence of which may result in the acceleration of Conifer’s obligations under the New Notes in certain circumstances. See “Description of the New Notes — Events of Default; Waiver.”
Certain Covenants
The New Notes will be issued pursuant to the Indenture, dated as of September 24, 2018, as amended and supplemented by a supplemental indenture (as supplemented, the “New Indenture”), to be entered into between Conifer and Wilmington Trust, National Association, as trustee (the “New Notes Trustee”) and will not be guaranteed by any of Conifer’s subsidiaries. The New Indenture contains covenants that, among other things, limit: (i) the ability of Conifer to merge or consolidate, or lease, sell, assign or transfer all or substantially all of its assets; (ii) the ability of Conifer to sell or otherwise dispose of the equity securities of certain of its subsidiaries; and (iii) the ability of Conifer to permit certain of its subsidiaries to merge or consolidate, or lease, sell, assign or transfer all or substantially all of their respective assets. These covenants are subject to a number of important exceptions, qualifications and limitations. See “Description of the New Notes —Merger, Consolidation, Sale, Lease or Conveyance” and “— Certain Covenants.”
Denominations
The New Notes will be issued only in minimum denominations of $25 and integral multiples of $25 in excess thereof or in units, each representing $25.
Currency
Principal and interest on the New Notes will be payable in U.S. dollars.
Further Issuances
Conifer may, from time to time, without notice to or consent of the holders of the New Notes, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the New Notes, except for the issue date and offering price. Such additional notes will be consolidated with the New Notes issued in this offering and form a single series.
Form of Notes
The New Notes will be represented by global securities that will be deposited and registered in the name of DTC or its nominee. Beneficial interests in the New Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the New Notes through either DTC, if they are a participant, or indirectly through organizations which are participants in DTC, but not in physical or “certificated” form.
Listing
Conifer has applied to list the New Notes on the Nasdaq Global Market. If the listing is approved, trading of the Notes on the Nasdaq Global Market is expected to commence within 30 days after the initial delivery of the Notes. Currently, there is no public market for the New Notes.
Governing Law
The New Notes will be governed by and construed in accordance with the laws of the State of New York.
Trustee:
Wilmington Trust, National Association
Tax Considerations
You should consult your tax advisors concerning the U.S. federal income tax consequences of owning the New Notes in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction. See “Material U.S. Federal Income Tax Consequences.”
Risk Factors
An investment in the New Notes involves certain risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” beginning on page 19 of this Prospectus.

RISK FACTORS
You should read the following risk factors carefully, along with the forward-looking information and other information contained in this Prospectus before you decide to exchange your Existing Notes for New Notes in the Exchange Offer or purchase New Notes for cash in the New Offering. Any of the following risks could materially and adversely affect our business, operating results, financial condition and the actual outcome of matters as to which forward-looking statements are made in this Prospectus. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business, operating results or financial condition in the future. The occurrence of any of these risks might cause you to lose all or part of your investment.
Summary Risk Factors
Our business is subject to numerous risks and uncertainties. We have listed below the material risk factors applicable to us. These material risks include, but are not limited to, the following:
•	Operational Risks
•	Investment Risks
•	Liquidity Risks
•	Legal and Regulatory Risks
•	Rating Agency Risks
•	Exchange Offer and the New Offering Risks
•	General Risk Factors
Operational Risks
Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.
Insurance companies’ financial condition and results of operations depend upon their ability to accurately assess the potential losses and loss adjustment expenses under the terms of the insurance policies they underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In the insurance industry, there is always the risk that reserves may prove inadequate as it is possible for insurance companies to underestimate the cost of claims. There has been considerable adverse development reported by the Company in recent years.
We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends, and legislative changes. We continually monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial strength.
The uncertainties we encounter in establishing our loss reserves include:
•
For the majority of our policies, we are obligated to pay any covered loss that occurs while the policy is in force. Accordingly, claims may be reported and develop many years after a policy has lapsed;

•
Even when a claim is received, it may take considerable time to fully appreciate the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time;

•	New theories of liability are enforced retroactively from time to time by courts;

•
Volatility in the financial markets, economic events, weather events and other external factors may result in an increase in the number of claims and the severity of the claims reported. In addition, elevated inflationary conditions would, among other things, drive loss costs to increase;

•	When we enter new lines of business, or encounter new theories of claims liability, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated; and
•
Estimation of IBNR losses is a complex and inherently uncertain process which involves a considerable degree of judgment and expertise, which adds to the overall difficulty of estimating loss reserves.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and shareholders’ equity in the period in which the deficiency is identified. Such adverse development can result in the unplanned need for additional capital, which may need to be obtained through the sale of assets or additional issuance of common stock which could dilute current shareholder value.
If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our policyholders, our business, financial condition and results of operations will be adversely affected.
In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premium rates is necessary, together with investment income, to generate sufficient revenue to offset losses, LAE and other underwriting costs and to earn a profit. If we do not accurately assess the risks that we underwrite, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues. Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must:
•	Collect and properly analyze a substantial volume of data from our insureds;
•	Develop, test and apply appropriate actuarial projections and rating formulas;
•	Closely monitor and timely recognize changes in trends; and
•	Project both frequency and severity of our insureds’ losses with reasonable accuracy.
We seek to implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result, accurately price our policies, is subject to a number of risks and uncertainties, including:
•	Insufficient or unreliable data;
•	Incorrect or incomplete analysis of available data;
•	Uncertainties generally inherent in estimates and assumptions;
•	Our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;
•	Regulatory constraints on rate increases; and
•
Our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses, as well as unanticipated court decisions, legislation or regulatory action.

In addition, as a result of current industry non-weather factors, such as the increase in litigation surrounding the Assignment of Benefits claims and lawsuits in Florida, in particular, we may experience additional losses that could adversely affect our financial position and results of operations.
We may not be able to manage our growth effectively.
We intend to continue to grow our business, which could require additional capital, systems development and skilled personnel. In the ordinary course of business, we review potential acquisitions, divestitures and other strategic transactions to grow the business. We cannot assure you that we will be able to locate profitable business opportunities, meet our capital needs, expand our systems and our internal controls effectively, allocate our human resources optimally, identify qualified employees or agents or incorporate effectively the components of any businesses we may acquire in our effort to achieve growth. The failure to manage our growth effectively and maintain underwriting discipline could have a material adverse effect on our business, financial condition and results of operations.
We operate in a highly competitive environment and we may not continue to be able to compete effectively against larger or more well-established business rivals.
We compete with a large number of other companies in our selected lines of business. Many of our competitors are substantially larger and may enjoy better name recognition, substantially greater financial resources, higher financial strength ratings by rating agencies, broader and more diversified product lines and more widespread agency relationships than we do. Insurers in our markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although pricing is influenced to some degree by that of our competitors, it is not in our best interests to compete solely on price, and we may from time-to-time experience a loss of market share during periods of intense price competition. A number of new, proposed or potential legislative or industry developments could further increase competition in our industry including, but not limited to:
•	An increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry;
•
The deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers for our E&S lines of insurance business; and

•
Changing practices caused by the Internet may lead to greater competition in the insurance business. Among the possible changes are shifts in the way insurance is purchased. If our distribution model were to be significantly altered by changes in the way products are marketed, including, without limitation, through use of the Internet, it could have a material adverse effect on our premiums, underwriting results and profits.

There is no assurance that we will be able to continue to compete successfully in the insurance markets in which we participate. Increased competition in our market could result in a change in the supply and/or demand for insurance, affect our ability to price our products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition so limits our ability to transact business, our operating results could be adversely affected.
Increased information technology security threats and more sophisticated computer crimes pose a risk to our systems, networks, products and services.
Our business is dependent upon the uninterrupted functioning of our information technology and telecommunication systems. We rely upon our systems, as well as the systems of our vendors, to underwrite and process our business; make claim payments; provide customer service; provide policy administration services, such as endorsements, cancellations and premium collections; comply with insurance regulatory requirements; and perform actuarial and other analytical functions necessary for pricing and product development.
Our systems may be damaged, disrupted, or shut down due to unauthorized access, malicious software, undetected intrusion, hardware failures, or other events, and in these circumstances our disaster recovery planning may be ineffective or inadequate. Information technology security threats from user error to cybersecurity attacks are increasing in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. The potential consequences of a material cybersecurity attack include reputational damage, litigation with third parties, and increased cybersecurity protection and remediation costs. A sustained business interruption or system failure could adversely impact our ability to process our business, provide customer service, pay claims in a timely manner or perform other necessary business functions. We could also be subject to fines and penalties related to a security breach. The cost to remedy a severe breach could be substantial.

Severe weather conditions and other catastrophes are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.
Our property insurance business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms, fires and other non-natural events such as explosions or riots.
The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Severe weather conditions and catastrophes can cause greater losses in our property lines and cause our liquidity and financial condition to deteriorate. In addition, our inability to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes could have a material adverse effect on our business and results of operations.
We distribute our insurance products through a select group of agents, several of which account for a significant portion of our business, and there can be no assurance that such relationships will continue, or if they do continue, that the relationship will be on favorable terms to us. In addition, reliance on agents subjects us to their credit risk.
Our distribution model depends almost entirely on the agencies that distribute our products. In 2022, six independent agencies accounted for approximately 42% of our gross written premiums in our commercial lines, and four independent agencies, accounted for approximately 45% of our gross written premiums in our personal lines. We cannot assure you that these relationships, or our relationships with any of our agencies will continue. Even if the relationships do continue, they may not be on terms that are profitable for us. The termination of a relationship with one or more significant agents could result in lower premium revenue and could have a material adverse effect on our results of operations or business prospects.
Certain premiums from policyholders, where the business is produced by agents, are collected directly by the agents and forwarded to our Insurance Company Subsidiaries. In certain jurisdictions, when the insured pays its policy premium to these agents for payment on behalf of our Insurance Company Subsidiaries, the premiums might be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premiums from that agent. Consequently, we assume a degree of credit risk associated with agents. There may be instances where agents collect premiums but do not remit them to us and we may be required to provide the coverage set forth in the policy despite the absence of premiums. If we are unable to collect premiums from agents, underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected.
The property and casualty insurance business is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.
Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers, and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.
We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, financial condition and results of operations.

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the infrequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.
Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can all affect the business and economic environment in which we operate. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenues, the demand for insurance products is adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, including with respect to our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.
The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations.
Our policies include provisions to limit our exposure to known risks. In addition, we design our policy terms to manage our exposure to expanding theories of legal liability like those which have given rise to claims for lead paint, asbestos, mold, construction defects and environmental matters. Many of the policies we issue also include conditions requiring the prompt reporting of claims to us and entitle us to decline coverage in the event of a violation of that condition. Also, many of our policies limit the period during which a policyholder may bring a claim under the policy, which in many cases is shorter than the statutory period under which such claims can be brought against our policyholders.
As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond the underwriting intent or by increasing the size or number of claims.
It is possible that a court or regulatory authority could nullify or void any number of the provisions we put in place to limit our exposure. Regulatory authorities or courts may not interpret the limitations or exclusions that we included in the policies in the manner we intended. Or legislation could be enacted modifying or barring the use of such endorsements and limitations. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In some instances, these changes may not become apparent until sometime after we have issued insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.
If we are unable to retain key management and employees or recruit other qualified personnel, we may be adversely affected.
We believe that our future success depends, in large part, on our ability to retain our experienced management team and key employees, particularly our chairman and co-chief executive officer, James G. Petcoff. There can be no assurance that we can attract and retain the necessary employees to conduct our business activities on a timely basis or at all. Our competitors may offer more favorable compensation arrangements to our key management or employees to incentivize them to leave our Company. Furthermore, our competitors may make it more difficult for us to hire their personnel by offering excessive compensation arrangements to certain employees to induce them not to leave their current employment and bringing litigation against employees who do leave (and possibly us as well) to join us. The loss of any of our executive officers or other key personnel, or our inability to recruit and retain additional qualified personnel as we grow, could materially and adversely affect our business and results of operations, and could prevent us from fully implementing our growth strategies.
We rely on our systems and employees, and those of certain third-party vendors and service providers in conducting our operations, and certain failures, including internal or external fraud, operational errors, or systems malfunctions, could materially adversely affect our operations.
We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical and recordkeeping errors and computer or telecommunications systems malfunctions. Our business depends on our ability to process a large number of increasingly complex transactions. If any of our operational, accounting, or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. Similarly, we depend on our employees. We could be materially adversely affected if one or more of our employees cause a significant operational breakdown or failure, either as a result of human error or intentional sabotage or fraudulent manipulation of our operations or systems.
Third parties with whom we do business, including vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including from breakdowns, failures, or capacity constraints of their own systems or employees. Any of these occurrences could diminish our ability to operate our business, or cause financial loss, potential liability to insureds, inability to secure insurance, reputational damage or regulatory intervention, which could materially adversely affect us.
Litigation and legal proceedings against our subsidiaries could have a material adverse effect on our business, financial condition and/or results of operations.
As an insurance holding company, our Subsidiaries are named as defendants in various legal actions in the ordinary course of business. We believe that the outcome of presently pending matters, individually and in the aggregate, will not have a material adverse effect on our consolidated financial position, operating results or liquidity. However, the outcomes of lawsuits cannot be predicted and, if determined adversely, could require us to pay significant damage amounts or to change aspects of our operations, which could have a material adverse effect on our financial results.
Our geographic concentration ties our performance to the business, economic, natural perils, man-made perils, and regulatory conditions within our most concentrated region.
Our revenues and profitability are subject to the prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the principal states in which we do business. Changes in any of these conditions could make it less attractive for us to do business in such states and would have a more pronounced effect on us compared to companies that are more geographically diversified. In addition, our exposure to severe losses from localized perils, such as earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, terrorism, riots and explosions, is increased in those areas where we have written significant numbers of insurance policies.
We are subject to credit risk with regard to our reinsurance counterparties.
Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. We cannot be sure that our reinsurers will pay all reinsurance claims on a timely basis or at all. For example, reinsurers may default in their financial obligations to us as the result of insolvency, lack of liquidity, operational failure, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements or other reasons. The failure of a reinsurer to pay us does not lessen our contractual obligations to insureds. If a reinsurer fails to pay the expected portion of a claim or claims, our net losses might increase substantially and adversely affect our financial condition. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time-consuming, costly and uncertain of success.
Downgrades to the credit ratings of our reinsurance counterparties may result in the reduction of rating agency capital credit provided by those reinsurance contracts and could, therefore, result in a downgrade of our own credit ratings. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law and include any amounts deemed uncollectible from the reinsurer in our reserve for uncollectible reinsurance.
Damage to our reputation could have a material adverse effect on our business.
Our reputation is one of our key assets. Our ability to attract and retain policyholders is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these or other matters, including from actual or alleged conduct by us or our employees, could damage our reputation. Any resulting erosion of trust and confidence among existing and potential policyholders, regulators and other parties important to the success of our business could make it difficult for us to attract new policyholders and maintain existing ones, which could have a material adverse effect on our business, financial condition and results of operations.

Investment Risks
Our investment portfolio is subject to significant market and credit risks, which could result in an adverse impact on our financial conditions or results of operations.
Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments that is managed by professional investment advisory management firms in accordance with our investment policy and routinely reviewed by our Investment Committee. However, our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities.
The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities held, or due to deterioration in the financial condition of an entity that guarantees an issuer’s payments of such investments. Such defaults and impairments could reduce our net investment income and result in realized investment losses.
A severe economic downturn could cause us to incur substantial realized and unrealized investment losses in future periods, which would have an adverse impact on our financial condition, results of operations, debt and financial strength ratings, Insurance Company Subsidiaries’ capital liquidity and ability to access capital markets. In addition, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.
We may be adversely affected by interest rate changes.
Our investment portfolio is predominantly comprised of fixed income securities. These securities are sensitive to changes in interest rates. An increase in interest rates typically reduces the fair market value of fixed income securities. In addition, if interest rates decline, investment income earned from future investments in fixed income securities will be lower. Rising interest rates could result in a significant reduction of our book value.
Interest rates are highly sensitive to many factors beyond our control including general economic conditions, governmental monetary policy, and political conditions.
Liquidity Risks
Any debt service obligations will reduce the funds available for other business purposes, and the terms and covenants relating to our current and future indebtedness could adversely impact our financial performance and liquidity.
As of December 31, 2022, we had $24.4 million of senior unsecured notes (the “Existing Notes”) outstanding and $10.5 million of subordinated notes (the “Subordinated Notes”) outstanding. The Company's line of credit matured on December 1, 2022, and was not renewed. See Note 9 ~ Debt for additional details. We are subject to risks typically associated with debt financing, such as insufficient cash flow to meet required debt service payment obligations and the inability to refinance existing indebtedness. The Existing Notes are due on September 30, 2023.
Our ability to make payments on our indebtedness is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives. In addition, the Subordinated Notes contain various restrictive covenants that relate to the Company’s tangible net worth, fixed-charge coverage ratios, dividend paying capacity, reinsurance retentions, and risk-based capital ratios. If we are unable to meet debt covenant requirements or to obtain future waivers regarding such failures, we could be in breach of our credit agreement. Any such breach could cause significant disruption to our operations, including a requirement to immediately repay our indebtedness, and would have severe adverse effects on our liquidity and financial flexibility.
Our ability to meet ongoing cash requirements, service debt and pay dividends may be limited by our holding company structure and regulatory constraints restricting dividends or other distributions by our Insurance Company Subsidiaries.
We are a holding company that transacts the majority of our business through our Insurance Company Subsidiaries and, as a result, our principal sources of funds are payments from our Insurance Company Subsidiaries, including intercompany service fees and dividends. Our ability to meet our obligations on our outstanding debt and pay our expenses, depends on continuing to receive sufficient funds from our Insurance Company Subsidiaries. We have met our outstanding cash flow obligations at the holding company level primarily through intercompany service fees we receive as well as direct expense reimbursements. We may also use dividends from our Insurance Company Subsidiaries, however, insurance regulations limit such dividend payments. At this time any dividend payment from our Insurance Company Subsidiaries would need prior regulatory approval. Any significant reduction in the intercompany service fees we receive, and any regulatory or other limitations on the payment of dividends to us from our Insurance Company Subsidiaries, may adversely affect our ability to meet our debt obligations and pay our expenses.
Legal and Regulatory Risks
We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.
As a holding company which owns insurance companies domiciled in the United States, we and our admitted Insurance Company Subsidiaries are subject to extensive regulation, primarily by Michigan (the domiciliary state for CIC and WPIC) and to a lesser degree, the other jurisdictions in which we operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, authorizations to write certain lines of business, capital and surplus requirements, reserve requirements, rate and form approvals, investment and underwriting limitations, affiliate transactions, dividend limitations, cancellation and non-renewal of policies, changes in control, solvency and a variety of other financial and non-financial aspects of our business. These laws and regulations are regularly re-examined and any changes in these laws and regulations or new laws may be more restrictive, could make it more expensive to conduct business or otherwise adversely affect our operations. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense or other constraints that could adversely affect our ability to achieve some or all of our business objectives.
In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe are generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.
The admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as guaranty associations. Some states have deregulated their commercial insurance markets. We cannot predict the effect that further deregulation would have on our business, financial condition or results of operations.
The State of Michigan has adopted the NAIC’s calculation to measure the adequacy of statutory capital of U.S.-based insurers, known as RBC. The RBC calculation establishes the minimum amount of capital necessary for a company to support its overall business operations. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain adequate RBC at the required levels could adversely affect the ability of our Insurance Company Subsidiaries to maintain regulatory authority to conduct their business.
The State of Michigan has adopted the NAIC’s holding company act and regulations. This act requires, among other things, that:
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An insurance holding company system’s ultimate controlling person submit an annual enterprise risk report to its domiciliary state insurance regulator which identifies activities, circumstances or events involving one or more affiliates of an insurer that may have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole,

•	A controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, and
•	Insurers comply with certain minimum requirements for cost sharing and management agreements between the insurer and its affiliates.
The State of Michigan also adopted the NAIC’s Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”). The ORSA Model Act requires that an insurance holding company system’s Chief Risk Officer to submit annually to its domiciliary regulator an Own Risk and Solvency Assessment Summary Report (“ORSA”). The ORSA is a confidential internal assessment conducted by that insurer of the material and relevant risks identified by the insurer associated with the insurer’s current business plan and the sufficiency of capital resources to support those risks. The Company is currently exempt from providing an ORSA summary report as it does not meet the minimum premium requirements. We may be required to comply with this requirement in the future if our gross written premium exceeds $500 million annually.
We cannot predict the impact these requirements or any other regulatory requirements may have on our business, financial condition or results of operations.
Our Insurance Company Subsidiaries are subject to minimum capital and surplus requirements. Failure to meet these requirements could subject us to regulatory action.
Our Insurance Company Subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of their respective states of domicile and each state in which they issue policies. As of December 31, 2022, our Insurance Company Subsidiaries were in compliance with all such reserves. Any failure by one of our Insurance Company Subsidiaries to meet minimum capital and surplus requirements will subject it to corrective action. This may include requiring the adoption of a comprehensive financial plan, revocation of its license to sell insurance products or placing the subsidiary under state regulatory control. It may also result in our Insurance Company Subsidiaries being limited in their ability to make a dividend to us and could be a factor in causing rating agencies to downgrade our ratings. Any new minimum capital and surplus requirements adopted in the future may require us to increase the capital and surplus of our Insurance Company Subsidiaries, which we may not be able to do.
We may become subject to additional government or market regulation which may have a material adverse impact on our business.
Market disruptions like those experienced during the credit-driven financial market collapse in 2008, as well as the dramatic increase in the capital allocated to alternative asset management during recent years, have led to increased governmental as well as self-regulatory scrutiny of the insurance industry in general. In addition, certain legislation proposing greater regulation of the industry is periodically considered by governing bodies of some jurisdictions.
Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and RBC requirements and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform and corporate governance. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) also established the Federal Insurance Office, which is authorized to study, monitor and report to Congress on the insurance industry and to recommend that the Financial Stability Oversight Council (the “FSOC”) designate an insurer as an entity posing risks to U.S. financial stability in the event of the insurer’s material financial distress or failure. In December 2013, the Federal Insurance Office issued a report on alternatives to modernize and improve the system of insurance regulation in the United States, including increasing national uniformity through either a federal charter or effective action by the states. Any additional regulations established as a result of the Dodd-Frank Act or actions in response to the Federal Insurance Office Report could increase our costs of compliance or lead to disciplinary action. In addition, legislation has been introduced from time to time that, if enacted, could result in the federal government assuming a more direct role in the regulation of the insurance industry, including federal licensing in addition to or in lieu of state licensing and reinsurance for natural catastrophes. We are unable to predict whether any legislation will be enacted or any regulations will be adopted, or the effect any such developments could have on our business, financial condition or results of operations.

It is impossible to predict what, if any, changes in the regulations applicable to us, the markets in which we operate, trade and invest or the counterparties with which we do business may be instituted in the future. Any such regulation could have a material adverse impact on our business.
The effect of emerging claim and coverage issues on our business is uncertain.
As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.
Rating Agency Risks
A decline in our financial strength rating may result in a reduction of new or renewal business.
Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best Company, Inc. (“A.M. Best”) and Kroll Bond Rating Agency (“Kroll”) as an important means of assessing the financial strength and quality of insurers. In setting their ratings, A.M. Best and Kroll utilize a quantitative and qualitative analysis of a company’s balance sheet strength, operating performance and business profile. These analyses include comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. For A.M. Best, the ratings range from A++, or superior, to F for in liquidation. Kroll's ratings range from AAA (extremely strong) to R (under regulatory supervision). As of May 18, 2023, A.M. Best has assigned financial strength ratings of B+ with a stable outlook for CIC and WPIC. A rating of B+ means A.M. Best considers both companies to have a “good” ability to meet ongoing financial obligations. Kroll has given CIC and WPIC an insurance financial strength rating of BBB+ with a stable outlook as of August 1, 2022. A BBB+ rating indicates that the insurer's financial condition is good.
A.M. Best and Kroll assign ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its financial obligations to policyholders and such ratings are not evaluations directed to investors. A.M. Best and Kroll periodically review our ratings and may revise ratings downward or revoke them at their sole discretion based primarily on their analyses of our balance sheet strength (including capital adequacy and loss and loss adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such analyses include but are not limited to:
•	If unfavorable financial, regulatory or market trends affect us, including excess market capacity;
•	If we incur operating losses or significant investment portfolio losses;
•	If we have unresolved issues with government regulators;
•	If we are unable to retain our senior management or other key personnel;
•	If A.M. Best or Kroll alters its capital adequacy assessment methodology in a manner that would adversely affect our rating.
In addition, with a heightened level of scrutiny placed on many financial institutions (including insurance companies) in recent years, rating agencies may increase the capital and other requirements to maintain certain ratings levels. These and other factors could result in a downgrade of our rating. A downgrade of our rating could cause our current and future agents, retail brokers and insureds to choose other, more highly-rated competitors. A downgrade of this rating could also increase the cost or reduce the availability of reinsurance to us. A downgrade or withdrawal of any rating could severely limit or prevent us from writing new and renewal insurance contracts and would have a material adverse effect on our financial condition and results of operations.
We are subject to assessments and other surcharges from state guaranty funds, and mandatory state insurance facilities, which may reduce our profitability.
Our Insurance Company Subsidiaries are subject to assessments in most states where we are licensed for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies. These assessments are levied by guaranty associations within the state in proportion to the premiums written by member insures in the lines of business in which the impaired, insolvent or failed insurer was engaged. Maximum contributions required by law in any one year vary by state, and have historically been less than one percent of annual premiums written. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition and results of operations.
Risks Related to the Exchange Offer and the New Offering
There are limited covenants in the New Indenture.
In addition to our currently outstanding indebtedness and other liabilities and any New Notes issued pursuant to this offering, the New Indenture does not restrict us or our subsidiaries from incurring additional debt or other liabilities, including additional senior debt or secured debt under our secured credit facilities. If we incur additional debt or liabilities, our ability to pay the obligations on the New Notes could be adversely affected.
Our indebtedness, including the indebtedness we or our subsidiaries may incur in the future, could have important consequences for the holders of the New Notes, including:
•	limiting our ability to satisfy our obligations with respect to the New Notes;
•	increasing our vulnerability to general adverse economic and industry conditions;
•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, and other general corporate requirements;
•
requiring a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and putting us at a disadvantage compared to competitors with less indebtedness.
In addition, we are not restricted under the New Indenture from granting security interests in our assets, except to the extent described under “Description of the New Notes — Merger, Consolidation, Sale, Lease or Conveyance” and “— Certain Covenants” in this Prospectus, or from paying dividends or issuing or repurchasing securities.
Moreover, the New Indenture does not require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the Notes in the event that we experience material adverse changes in our financial condition or results of operations. Holders of the New Notes are also not protected under the New Indenture in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction, except to the extent described under “Description of the New Notes — Merger, Consolidation, Sale, Lease or Conveyance” and “— Certain Covenants” in this Prospectus.
For these reasons, you should not consider the covenants in the New Indenture a significant factor in evaluating whether to invest in the New Notes.
The New Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.
The New Notes are obligations exclusively of Conifer Holdings, Inc. and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the New Notes and the New Notes are not required to be guaranteed by any subsidiary we may acquire or create in the future. Any assets of our subsidiaries will not be directly available to satisfy the claims of our creditors, including holders of the New Notes. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the New Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the New Notes will be structurally subordinated to all indebtedness and other liabilities of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Our subsidiaries may incur substantial indebtedness in the future, all of which would be structurally senior to the New Notes.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.
Our ability to make payments on our indebtedness (including the New Notes and the Existing Notes) will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives.
We may be able to incur substantially more debt.
Conifer may be able to incur substantial indebtedness in the future and such debt may be secured debt or debt of its subsidiaries. The terms of the New Indenture will not prohibit Conifer or its subsidiaries from incurring unsecured debt and the limitation on incurring secured debt is subject to important limitations, qualifications and exceptions. If Conifer incurs any secured debt (including additional senior debt or secured debt under our secured credit facilities ) or any of its subsidiaries incur any debt, all such debt will be effectively senior to the New Notes either to the extent of the value of the collateral securing such debt or structurally, and if Conifer incurs any additional indebtedness that ranks equally with the New Notes, the holders of that debt will be entitled to share ratably with the holders of the New Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of Conifer. If new debt is added to Conifer’s current debt levels, or Conifer’s subsidiaries incur additional debt, the related risks Conifer faces will increase.
No market currently exists for the New Notes and an active trading market may not develop.
The New Notes are a new issue of securities with no established trading market. We have applied for listing of the New Notes on the Nasdaq Global Market, but no assurance can be given as to the approval of the New Notes for listing or, if listed, the continued listing for the term of the New Notes, or the liquidity or trading market for the New Notes. There can be no assurance that a secondary market for the New Notes will develop. We are not required to maintain a listing on the Nasdaq Global Market or any other exchange. Even if the listing of the New Notes on the Nasdaq Global Market is approved, we cannot assure you that a market will develop, or continue, or that you will be able to sell your New Notes easily.
The liquidity of any market for the New Notes will depend upon various factors, including:
•	the number of holders of the New Notes;
•	the interest of securities dealers in making a market for the New Notes;
•	the overall market for debt securities;
•	our financial performance and prospects; and
•	the prospects for companies in our industry generally.
Accordingly, we cannot assure you that an active trading market will develop, or continue, for the New Notes. If the New Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates and other factors, including those listed herein.
Volatility in the market price and trading volume of our common stock could adversely impact the trading price of the New Notes.
The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. In addition, the market price of our common stock historically has been volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section or in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or our subsequently filed quarterly reports on Form 10-Q or elsewhere in this Prospectus for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our common stock would likely adversely impact the trading price of the New Notes. The market price of our common stock could also be affected by possible sales of our common stock by investors who view the New Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock. This trading activity could, in turn, affect the trading price of the New Notes. This volatility in the market price of our common stock may affect the price at which you could sell the shares of our common stock you receive upon conversion of your New Notes, if any, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock and the value of your New Notes.
If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the New Notes.
Any default under the agreements governing our indebtedness, including Existing Notes that are not exchanged for New Notes in the Exchange Offer and including other indebtedness to which we may be a party that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the New Notes and substantially decrease the market value of the New Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under any other debt we may incur in the future could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under other debt that we may incur in the future to avoid being in default. If we breach our covenants under other debt and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under other debt, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. If we are unable to repay debt, lenders having secured obligations could proceed against the collateral securing the debt. See “Description of the New Notes” in this Prospectus.
The price at which holders will be able to sell their New Notes prior to maturity will depend on a number of factors and may be substantially less than the amount originally invested.
We believe that the value of the New Notes in any secondary market will be affected by the supply and demand of the New Notes, the interest rate, their ranking and a number of other factors. The following factors, among others, may have an impact on the market value of the New Notes:
•
United States interest rates. We expect that the market value of the New Notes will be affected by actual or anticipated changes in interest rates in the United States. In general, if U.S. interest rates increase, the market value of the New Notes may decrease.

•
Our credit ratings, financial condition and results. Actual or anticipated changes in our A.M. Best ratings, other credit ratings, financial condition or results of operations may affect the market value of the New Notes.

•	Our other existing and future liabilities. Existing and any future indebtedness and other obligations of our, or of our subsidiaries, may affect the market value of the New Notes.
•	General economic conditions. General economic conditions may affect the market value of the New Notes.
•	Market for similar securities. The market for similar securities may affect the market value of the New Notes.
Some of these factors are interrelated in complex ways. As a result, the effect of any one factor, such as an increase in United States interest rates, may be offset or magnified by the effect of one or more other factors.

We may redeem the New Notes before maturity, and holders of the redeemed New Notes may be unable to reinvest the proceeds at the same or a higher rate of return.
We may redeem all or a portion of the New Notes as described under “Description of the New Notes — Optional Redemption.” If redemption does occur, holders of the redeemed New Notes may be unable to reinvest the money received in the redemption at a rate that is equal to or higher than the rate of return on the New Notes.
If you do not exchange your Existing Notes, they may be difficult to resell.
To the extent any Existing Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Existing Notes that remain outstanding after the Exchange Offer would be adversely affected because the market will be less liquid. In the event the Exchange Offer is accepted, the Existing Notes that remain outstanding after the Exchange Offer may be delisted from the Nasdaq Global Market and the trading market for the remaining Existing Notes will be significantly less liquid.
We may be unable to repay or repurchase the New Notes or our other indebtedness.
At maturity, the entire outstanding principal amount of the New Notes will become due and payable. We may not have sufficient funds or may be unable to arrange for additional financing to pay the repurchase price of the New Notes or the principal amount due at maturity. Any future borrowing arrangements or debt agreements to which we become a party may contain restrictions on or prohibitions against our redemption or repurchase of the new notes. If we are prohibited from redeeming or repurchasing the New Notes, we could try to obtain the consent of lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance the borrowings, we will be unable to repurchase the new notes. Such a failure would constitute an event of default under the New Indenture which could, in turn, constitute a default under the terms of our other indebtedness.
Our management will have considerable discretion as to the use of net proceeds to be received by us from the New Offering.
Our management will have significant discretion in the allocation of the majority of the net proceeds we will receive from the New Offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgments of our management regarding the application of these net proceeds. These net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our common stock. The net proceeds from the New Offering may be placed in investments that do not produce income or that lose value.
General Risk Factors
The price of our common stock may be volatile and limited public float and low trading volume for our shares may have an adverse impact on the share price or make it difficult to liquidate.
The trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could be significant and could cause a loss in the amount invested in our shares of common stock.
In addition, the stock market in general, and the market for insurance companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. At times, securities class action litigation has been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.
As a result of these factors, investors in our common stock may not be able to resell their shares at or above their purchase price or may not be able to resell them at all. These market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and the trading volume of our common stock remain low.

We may require additional capital in the future, which may not be available or available only on unfavorable terms.
Our future capital requirements depend on many factors, including our ability to grow premium volume and underwrite the business profitably. The Existing Notes mature on September 30, 2023, and to the extent that our existing capital is insufficient, we may need to raise additional capital in the future through offerings of debt or equity securities or otherwise to:
•	Fund liquidity needs caused by underwriting or investment losses;
•	Replace capital lost in the event of significant losses or adverse reserve development;
•	Satisfy letters of credit or guarantee bond requirements that may be imposed by our clients or by regulators;
•	Meet rating agency or regulatory capital requirements; or
•	Respond to competitive pressures.
Any equity or debt financing, if available at all, may be on terms that are unfavorable to us. Additional capital raised through the issuance of debt may result in creditors having rights, preferences and privileges senior or otherwise superior to those of the holders of our shares and may limit our flexibility in operating our business and make it more difficult to obtain capital in the future. Disruptions, uncertainty, or volatility in the capital and credit markets may also limit our access to capital required to operate our business. If we are not able to obtain adequate capital, our business, financial condition and results of operations could be materially adversely affected.
Our principal shareholders and management own a significant percentage of our stock and are able to exert significant control over matters subject to shareholder approval.
As of May 16, 2023, our executive officers, directors, 5% shareholders and their affiliates owned approximately 71.7% of our voting stock. Therefore, these shareholders have the ability to influence us through their ownership position. These shareholders may be able to significantly influence all matters requiring shareholder approval. For example, these shareholders may be able to significantly influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our shareholders.
We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to related compliance initiatives.
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, we are subject to the reporting requirements of the Exchange Act, which require, among other things, that we file with the SEC, annual, quarterly and current reports with respect to our business and financial condition. We are also subject to other reporting and corporate governance requirements, including certain requirements of Nasdaq and provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which imposes significant compliance obligations upon us.
The Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules subsequently implemented by the SEC and Nasdaq, have increased regulation of, and imposed enhanced disclosure and corporate governance requirements on, public companies. Our efforts to comply with these laws, regulations and standards have increased our operating costs and may divert management’s time and attention from revenue-generating activities.
Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses.
Certain provisions of our corporate governance documents and Michigan law could discourage, delay or prevent a merger or acquisition at a premium price.
Our amended and restated articles of incorporation and bylaws contain provisions that may make the acquisition of our Company more difficult without the approval of our board of directors (our “Board”). These include provisions that, among other things:
•
Permit the Board to issue up to 10 million shares of preferred stock, with any rights, preferences and privileges as they may determine (including the right to approve an acquisition or other change in control);

•	Provide that the authorized number of directors may be fixed only by the Board in accordance with our amended and restated bylaws;
•
Do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares entitled to vote in any election of directors to elect all of the directors standing for election);

•	Provide that all vacancies and newly created directorships may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	Prohibit removal of directors without cause;
•	Prohibit shareholders from calling special meetings of shareholders;
•	Requires unanimous consent for shareholders to take action by written consent without approval of the action by our Board;
•
Provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide advance notice in writing and also comply with specified requirements related to the form and content of a shareholder’s notice;

•	Require at least 80% supermajority shareholder approval to alter, amend or repeal certain provisions of our amended and restated articles of incorporation; and
•	Require at least 80% supermajority shareholder approval in order for shareholders to adopt, amend or repeal our amended and restated bylaws.
These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of the Board, which is responsible for appointing members of our management.
In addition, our 2015 Omnibus Incentive Plan permits the Board or a committee thereof to accelerate, vest or cause the restrictions to lapse with respect to outstanding equity awards, in the event of, or immediately prior to, a change in control. Such vesting or acceleration could discourage the acquisition of our Company.
We could also become subject to certain anti-takeover provisions under Michigan law which may discourage, delay or prevent someone from acquiring us or merging with us, whether or not an acquisition or merger is desired by or beneficial to our shareholders. If a corporation’s board of directors chooses to “opt in” to certain provisions of Michigan Law, such corporation may not, in general, engage in a business combination with any beneficial owner, directly or indirectly, of 10% of the corporation’s outstanding voting shares unless the holder has held the shares for five years or more or, among other things, the board of directors has approved the business combination. Our Board has not elected to be subject to this provision, but could do so in the future. Any provision of our amended and restated articles of incorporation or bylaws or Michigan law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares, and could also affect the price that some investors are willing to pay for our common stock otherwise.
Our ability to meet our obligations on our outstanding debt, including making principal and interest payments on the New Notes and the Existing Notes, may be limited by our holding company structure and regulatory constraints restricting dividends or other distributions by our Insurance Company Subsidiaries.
We are a holding company that transacts the majority of our business through our Insurance Company Subsidiaries and, as a result, our principal sources of funds are payments from our Insurance Company Subsidiaries, including intercompany service fees and dividends. Our ability to meet our obligations on our outstanding debt obligations, including making principal and interest payments on the New Notes or Existing Notes, depends on continuing to receive sufficient funds from our Insurance Company Subsidiaries. We have met our outstanding debt obligations primarily through intercompany service fees we receive. We may also use dividends from our Insurance Company Subsidiaries, however, insurance regulations limit such dividend payments. Dividend payments may be further constrained by rating agency capital requirements or other business considerations. As a result, our ability to use dividends as a source of funds to meet our debt obligations may be significantly limited. Any significant reduction in the intercompany service fees we receive, and any regulatory and other limitations on the payment of dividends to us by our Insurance Company Subsidiaries, may adversely affect our ability to pay interest on the New Notes or Existing Notes as it comes due and the principal of the New Notes or Existing Notes at their maturity.

Additional Risk Factors
You may not receive New Notes in the Exchange Offer if you do not properly follow the exchange offer procedures.
We will issue New Notes in exchange for Existing Notes only if you properly tender the Existing Notes before expiration of the Exchange Offer. Neither we nor the exchange agent nor the dealer manager are required to tell you of any defects or irregularities with respect to your tender of Existing Notes. If you are the beneficial holder of Existing Notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such Existing Notes in the Exchange Offer, you should promptly contact the person through whom your Existing Notes are held and instruct that person to tender on your behalf in accordance with the procedures described in this Prospectus.
The New Offering is a best efforts offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business needs.
The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the New Notes in the New Offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the New Notes. There is no required minimum principal amount of New Notes that must be sold as a condition to completion of the New Offering. Because there is no minimum offering amount required as a condition to the closing of the New Offering, the actual offering amount, placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth herein. We may sell fewer than all of the New Notes offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations. As a result, we may not raise the amount of capital we believe is required for our current and planned operations and may need to raise additional funds. Such additional funds may not be available on terms acceptable to us or at all.

USE OF PROCEEDS
We will not receive any cash proceeds from the exchange of the Existing Notes for the New Notes pursuant to the Exchange Offer. We intend to cancel all Existing Notes received in exchange for New Notes in the Exchange Offer. We are offering up to $25,000,000 aggregate principal amount of New Notes for cash. If the Exchange Offer is not fully subscribed, we intend to use any proceeds from the New Offering to redeem all or a portion of the Existing Notes. Any remaining net proceeds from this offering will be used to pay other debt obligations, and for general corporate purposes. The New Offering is being offered to the public on a best efforts basis and, as a result, we are not guaranteed any minimum level of proceeds and completion of the New Offering is not conditioned on receipt of any minimum level of proceeds. There is no arrangement to place the proceeds from the New Offering in an escrow, trust or similar account, pending closing of the New Offering. Pending such use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

CAPITALIZATION
The following table sets forth capitalization as of March 31, 2023:
•	on an actual basis; and
•
on an as adjusted basis to give effect to the issuance of New Notes in the Exchange Offer, assuming all of the outstanding Existing Notes were validly tendered and accepted for exchange on March 31, 2023.

If all outstanding Existing Notes are validly tendered and accepted in the Exchange Offer, the Company does not intend to issue all potential $25 million of New Notes in the New Offering, and may in its sole discretion issue a lower amount of New Notes even if indications of interest for all $25 million are received. We have no plans to materially increase our indebtedness as a result of these offerings. However, to the extent that the Exchange Offer is not fully subscribed, the Company intends to use any proceeds from the New Offering to redeem all or a portion of the Existing Notes, to pay other debt obligations, and for general corporate purposes. The information set forth in the following table should be read in conjunction with and is qualified in its entirety by the Company’s consolidated financial statements and notes thereto included in this Prospectus.
	March 31, 2023
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$21,549
Debt
Senior Unsecured Notes*	24,251
Subordinated Notes*	9,703
Line of credit	0
Total liabilities	270,879
Shareholders' equity
Common stock	97,968
Accumulated deficit	(59,759)
Accumulated other comprehensive income (loss)	(15,917)
Total shareholders' equity	22,292
Total capitalization	$293,171
*	Carried at face value of debt net of unamortized debt issuance costs on the consolidated balance sheets

THE EXCHANGE OFFER
Terms of the Exchange Offer; Period for Tendering Existing Notes
Existing Notes. We are offering to exchange your Existing Notes for New Notes as follows: $25 principal amount of new notes for each $25 principal amount of Existing Notes for up to 100% of the aggregate outstanding principal amount of Existing Notes. The New Notes will be issued in minimum denominations of $25 and any integral multiple of $25 in excess thereof or in units, each representing $25. Based on the principal amount of Existing Notes outstanding as of the date of this Prospectus, we are offering to acquire up to $25 million aggregate principal amount of Existing Notes that are validly tendered on the terms and subject to the conditions set forth in this Prospectus.
You may tender all, some or none of your Existing Notes, subject to the terms and conditions of the Exchange Offer. Holders of Existing Notes must tender their Existing Notes in a minimum $25 principal amount and multiples thereof.
The Exchange Offer is not being made to, and we will not accept tenders for exchange from, holders of Existing Notes in any jurisdiction in which the Exchange Offer or the acceptance of such offers would not be in compliance with the securities or blue sky laws of that jurisdiction.
Our board of directors has approved the Exchange Offer. However, neither we nor any of our management, our board of directors, or the information agent, the exchange agent, or the dealer manager for the Exchange Offer is making any recommendation as to whether holders of Existing Notes should tender all or part of their Existing Notes in exchange for New Notes in the Exchange Offer. In addition, we have not authorized anyone to make any recommendation. You must make your own decision whether to tender your Existing Notes in connection with the Exchange Offer and, if so, the amount of Existing Notes to tender.
Expiration Date
The expiration date for the Exchange Offer is 5:00 p.m., New York City time, on  , 2023. We may extend this expiration date for any reason. The last date on which tenders will be accepted, whether on  , 2023 or any later date to which the Exchange Offer may be extended, is referred to herein as the “expiration date”.
Extensions; Amendments
We expressly reserve the right, in our discretion, for any reason to:
•
delay the acceptance of Existing Notes tendered for exchange, for example, in order to allow for the rectification of any irregularity or defect in the tender of Existing Notes, provided that, in any event we will promptly issue New Notes or return tendered Existing Notes after expiration or withdrawal of the Exchange Offer;

•
extend the time period during which the Exchange Offer is open, by giving oral or written notice of an extension to the holders of Existing Notes in the manner described below; during any extension, all Existing Notes previously tendered and not withdrawn will remain subject to the Exchange Offer;

•
waive any condition or amend any of the terms or conditions of the Exchange Offer, other than the condition that the registration statement or, if applicable, a post-effective amendment, becomes effective under the Securities Act; and

•	terminate the Exchange Offer, as described under “—Conditions for Completion of the Exchange Offer” below.
If we consider an amendment to the Exchange Offer to be material, or if we waive a material condition of the Exchange Offer, we will promptly disclose the amendment or waiver in a prospectus supplement, and if required by law, we will extend the Exchange Offer for a period required by applicable law.
We will promptly give oral or written notice of any (1) extension, (2) amendment, (3) non-acceptance or (4) termination of the offers to the holders of the Existing Notes. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. In the case of an amendment, we will issue a press release or other public announcement.

Procedures for Tendering Existing Notes
Your tender to us of Existing Notes and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this Prospectus. For the procedures regarding the New Offering, see “The New Offering.”
Tender of Existing Notes Held Through a Custodian. If you are a beneficial holder of the Existing Notes that are held of record by a custodian bank, depository institution, broker, dealer, trust company or other nominee, you must instruct the custodian, or such other record holder, to tender the Existing Notes on your behalf. Your custodian will provide you with its instruction letter, which you must use to give these instructions.
Tender of Existing Notes Held Through DTC. Any beneficial owner of Existing Notes held of record by The Depository Trust Company, or DTC, or its nominee, through authority granted by DTC, may direct the DTC participant through which the beneficial owner’s Existing Notes are held in DTC, to tender on such beneficial owner’s behalf. To effectively tender Existing Notes that are held through DTC, DTC participants should transmit their acceptance through the Automated Tender Offer Program, or ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. Delivery of tendered Existing Notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No letters of transmittal will be required to tender Existing Notes through ATOP.
Binding Interpretations
We will determine in our sole discretion, all questions as to the validity, form, eligibility and acceptance of Existing Notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of any particular existing notes not properly tendered or to not accept any particular existing notes which acceptance might, in our reasonable judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities in the tender of Existing Notes. Unless waived, any defects or irregularities in connection with tenders of Existing Notes for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of existing notes for exchange, nor shall any of them incur any liability for failure to give such notification.
Acceptance of Existing Notes for Exchange; Delivery of New Notes
Once all of the conditions to the Exchange Offer are satisfied or waived, we will accept, promptly after the expiration date, all Existing Notes properly tendered, and will issue the New Notes promptly after acceptance of the Existing Notes. The discussion under the heading “—Conditions for Completion of the Exchange Offer” provides further information regarding the conditions to the Exchange Offer. For purposes of the Exchange Offer, we shall be deemed to have accepted properly tendered Existing Notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly after giving such notice.
The New Notes will be issued in minimum denominations of $25 and any integral multiples of $25 in excess thereof or in units, each representing $25. Any fractional New Notes will be settled in cash. The New Notes will bear interest from the date of issuance of the New Notes. Existing Notes accepted for exchange will accrue interest up to but excluding the closing date of the Exchange Offer.
In all cases, issuance of New Notes for Existing Notes that are accepted for exchange in the Exchange Offer will be made only after timely receipt by the exchange agent of:
•	a timely book-entry confirmation of your Existing Notes into the exchange agent’s account at the DTC book-entry transfer facility;
•	an electronic confirmation of the submitting holder’s acceptance through DTC’s ATOP system; and
•	all other required documents, if any.
Return of Existing Notes Accepted for Exchange
If we do not accept any tendered Existing Notes for any reason set forth in the terms and conditions of the Exchange Offer, the unaccepted or non-exchanged Existing Notes will be returned to you. Existing Notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the Existing Notes that are not to be exchanged will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the Exchange Offer.
Withdrawal Rights
You may withdraw your tender of Existing Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. In addition, if we have not accepted your tendered existing notes for exchange, you may withdraw your existing notes after  , 2023.
For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under the heading “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:
•	specify the name of the person who tendered the Existing Notes to be withdrawn;
•	contain a statement that you are withdrawing your election to have your Existing Notes exchanged;
•	be signed by the holder in the same manner as the by which the existing notes were tendered, including any required signature guarantees; and
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if you delivered Existing Notes to the exchange agent, you must specify the name and number of the account at DTC to be credited with the withdrawn existing notes and otherwise comply with the procedures of such facility.

Any Existing Notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to you or credited to an account maintained with the book-entry transfer facility for the Existing Notes, as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Notes may be retendered by following the procedures described under the heading “—Procedures for Tendering Existing Notes” above, at any time on or prior to 5:00 p.m., New York City time, on the expiration date.
Conditions for Completion of the Exchange Offer
Notwithstanding any other provisions of the Exchange Offer, we will not be required to, and shall not, accept for exchange Existing Notes validly tendered pursuant to the Exchange Offer, and may terminate, amend or extend the Exchange Offer, subject in each case to the terms of this Prospectus, or delay or refrain from accepting, or exchanging, such Existing Notes or issuing New Notes in exchange for validly tendered and accepted Existing Notes, if at any time prior to the consummation of the Exchange Offer we determine (in each case, subject to applicable law), that any of the following conditions shall not have been satisfied or waived by us:
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Neither the Exchange Offer nor the issuance of the New Notes in the Exchange Offer or the New Offering has been determined to violate any applicable law or interpretation of the staff of the SEC, and no order, statute, rule, regulation, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our sole judgment, either (a) would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer or the New Offering or (b) is, or is reasonably likely to be, materially adverse to Conifer’s business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects;

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Neither the trustee under the indenture governing the Existing Notes nor any holder of any Existing Notes nor any holder of indebtedness of ours or any of our subsidiaries (or any agent or trustee therefor) shall have (a) asserted in any fashion that a default or event of default exists with respect to such Existing Notes or other indebtedness or would result from the consummation of the Exchange Offer or (b) objected in any respect to, or taken action that could in our sole judgment adversely affect, the consummation of the Exchange Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the Exchange Offer or the acceptance of some or all of the Existing Notes pursuant to the Exchange Offer;

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There does not exist, in our sole judgment, any actual or threatened legal impediment to the acceptance for exchange of, or exchange of, the Existing Notes pursuant to the Exchange Offer, including the issuance of the New Notes;

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There has not occurred (a) any general suspension of, or limitation on prices for, trading in securities in the U.S. or other major securities or financial markets, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments with respect to banks in the U.S. or other major financial markets, (d) any limitation by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our sole judgment might affect the extension of credit by banks or other lending institutions, (e) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly or indirectly involving the U.S. or (f) in the case of any of the foregoing existing on the date hereof, in our sole judgment, a material acceleration or worsening thereof; and

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There shall not have occurred or be likely to occur any event or condition affecting us or any of our subsidiaries (including, without limitation, the consummation of the Exchange Offer) that, in our sole judgment (a) is, or could reasonably be expected to be, materially adverse to Conifer’s business, operations, properties, condition (financial or otherwise), assets, liabilities, or prospects, taken as a whole, (b) would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer, (c) would materially impair the contemplated benefits of the Exchange Offer or (d) would result in a default or event of default under any indenture or agreement governing any other indebtedness of the Issuer or any of its subsidiaries or any other material agreement of ours or any of our subsidiaries; and

In addition, we will not accept for exchange any Existing Notes tendered, and no New Notes will be issued in exchange for those Existing Notes, if at any time any stop order is threatened or issued by the SEC with respect to the registration statement for the Exchange Offer and the issuance of the New Notes or the qualification of the New Indenture under the Trust Indenture Act of 1939. In any such event, we must use our commercially reasonable efforts to obtain the withdrawal of any stop order as soon as practicable.
These conditions are solely for our benefit and may be asserted by us or may be waived by us at any time and from time to time, subject to applicable law, the terms set forth in this Prospectus and the terms of our agreement with the dealer manager and the placement agent. Further, subject to applicable law and the terms set forth in this Prospectus, we reserve the right to waive any and all conditions to the Exchange Offer, in whole or in part.
We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the Exchange Offer, subject to the terms of this Prospectus, applicable law and the terms of our agreement with the dealer manager and the placement agent.
Fees and Expenses
Janney Montgomery Scott LLC is acting as dealer manager in connection with the Exchange Offer. Janney Montgomery Scott LLC will receive a fee in connection with its services as dealer manager. $250,000 will be payable regardless of how many Existing Notes are tendered, and an additional fee will be based on the principal amount of the Existing Notes tendered and will be paid in cash. Janney Montgomery Scott LLC’s fees in connection with the Exchange Offer will be paid when the Exchange Offer is completed.
Additionally, if the Exchange Offer is consummated, we have agreed to pay a soliciting broker fee equal to $   for each $25 in principal amount of Existing Notes validly tendered and accepted for exchange pursuant to the Exchange Offer to soliciting brokers that are appropriately designated by their clients to receive this fee. See “—Soliciting Broker Fee” below.
Janney Montgomery Scott LLC will also be reimbursed for its reasonable out-of-pocket expenses, subject to a specified limit, incurred in connection with the Exchange Offer (including reasonable fees and disbursements of counsel).

Exchange Agent
Wilmington Trust, National Association has been appointed as the exchange agent for the Exchange Offer Wilmington Trust, National Association, also acts as trustee under the indenture governing the Existing Notes and the New Notes. Questions about the tender of Existing Notes and requests for assistance may be directed to the exchange agent addressed as follows:
By Hand, Overnight Delivery or Mail
(Registered or Certified Mail Recommended):
Wilmington Trust, National Association
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
Attention: Workflow Management, 5th Floor

By Facsimile:
(302) 636-4139
Attention: Workflow Management
By Email:
DTC@wilmingtontrust.com
Fax cover sheets should provide a call-back number.
If you need additional copies of this Prospectus, please contact the information agent at the address or telephone number set forth on the back cover of this Prospectus.
Dealer Manager
We have retained Janney Montgomery Scott LLC to act as dealer manager in connection with the Exchange Offer and will pay the dealer manager a customary fee as compensation for its services. The obligations of the dealer manager to perform this function are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the federal securities laws. Questions about the terms of the Exchange Offer may be directed to the dealer manager at its address and telephone number set forth on the back cover page of this Prospectus.
The dealer manager and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The dealer manager and its affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they have received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the dealer manager and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The dealer manager and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
In the ordinary course of its business, the dealer manager or its affiliates may at any time hold long or short positions, and may trade for their own accounts or the accounts of customers, in securities of the Company, and, to the extent that the dealer manager or its affiliates own Existing Notes during the Exchange Offer, they may tender such Existing Notes pursuant to the terms of the Exchange Offer.

Soliciting Broker Fee
If the Exchange Offer is consummated, we have agreed to pay a soliciting broker fee equal to $     for each $25 in principal amount of Existing Notes validly tendered by and accepted for exchange pursuant to the Exchange Offer to soliciting brokers that are appropriately designated by their clients to receive this fee. No soliciting broker fees will be paid if the Exchange Offer is not consummated for any reason. If the Exchange Offer is consummated, we will pay soliciting broker fees to eligible brokers upon the request of those brokers who present such supporting documentation as we may reasonably request, including a soliciting broker form, a copy of which may be obtained from the Exchange Agent. We retain sole and absolute discretion to determine whether a broker has satisfied the criteria for being eligible to receive a soliciting broker fee.
A soliciting broker is a broker or dealer in securities which is a member of any national securities exchange or of the Financial Industry Regulatory Authority, or a bank or trust company. Each soliciting broker will confirm that each client it solicits has received a copy of this Prospectus, or concurrently with such solicitation provides its client with a copy of this Prospectus. No soliciting broker is required to make any recommendation to its client holding the Existing Notes as to whether to tender any of its Existing Notes or refrain from tendering its Existing Notes in the Exchange Offer. No assumption is made, in making payments to any soliciting broker, that its activities in connection with the Exchange Offer included any activities other than those described in this paragraph. For all purposes noted in materials relating to the Exchange Offer, the term “solicit” shall be deemed to mean no more than “processing tenders” or “forwarding to customers material regarding the Exchange Offer.”
Soliciting brokers are not eligible to receive a soliciting broker fee with respect to Existing Notes beneficially owned by such soliciting broker or with respect to any Existing Notes that are registered in the name of a soliciting broker unless such Existing Notes are held by such soliciting broker as nominee and such Existing Notes are tendered on behalf of the beneficial owner of such Existing Notes.
Soliciting brokers should take care to ensure that proper records are kept to document their eligibility to receive any soliciting broker fee. We reserve the right to require additional information in our discretion in connection with any request for a soliciting broker fee.

THE NEW OFFERING
We are offering up to $25 million aggregate principal amount of New Notes for cash in the New Offering. The New Offering is being offered to the public on a best efforts basis and, as a result, we are not guaranteed any minimum level of proceeds. The placement agent is not required to buy or sell any specific number or dollar amount of the New Notes offered in the New Offering, but it will use its reasonable best efforts to solicit offers to purchase the New Notes. Closing of the New Offering is not conditioned on receipt of any minimum level of proceeds. There is no arrangement to place the proceeds from the New Offering in an escrow, trust or similar account.
Neither we nor Janney Montgomery Scott LLC, the placement agent, will consider whether or not you are a holder of the Existing Notes or participate in the Exchange Offer as a relevant factor when determining the allocation of the New Notes in the New Offering. The New Notes that we are offering in the New Offering are identical in all respects to the New Notes provided in the Exchange Offer as described in this document under the heading “Description of New Notes.”
Indications of interest in purchasing new notes must be in minimum denominations of principal amount of $25 and any integral multiple of $25 in excess thereof or in units, each representing $25.
You may indicate your interest for New Notes in the New Offering by giving your indication of interest to Janney Montgomery Scott LLC at prospectus@janney.com.

DESCRIPTION OF NEW NOTES
General
The New Notes will be general unsecured senior obligations of Conifer, and will be issued in an initial aggregate principal amount of $  and will mature on   2028 (referred to herein as the “maturity date”), unless redeemed earlier as described below. The New Notes will be issued only in fully registered book-entry form without coupons and in minimum denominations of $25 and integral multiples of $25 in excess thereof or in units, each representing $25. The New Notes will be issued pursuant to the Indenture, dated as of September 24, 2018, as amended and supplemented by a supplemental indenture (as supplemented, the “New Indenture”), to be entered into between Conifer and Wilmington Trust, National Association, as trustee (the “New Notes Trustee”), and will not be guaranteed by any of Conifer’s subsidiaries.
We may, without the consent of any of the holders of the New Notes, create and issue additional senior unsecured debt securities so that those additional senior unsecured debt securities would form a single series with the New Notes (referred to herein as “same-series debt securities”) or that would form a new series of senior unsecured debt securities. Such same-series debt securities would have the same terms as the New Notes in all respects, except for the issue date, the issue price and the initial interest payment date. The New Notes offered by this Prospectus and any same-series debt securities would rank equally and ratably and would be treated as a single series of senior unsecured debt securities for all purposes under the New Indenture.
The New Notes will bear interest at the rate of 9.75% per year, accruing from  , 2023. Interest on the New Notes will be payable quarterly in arrears on   of each year (each referred to herein as an “interest payment date”), commencing  , to the persons in whose names the New Notes are registered at the close of business on the preceding  , respectively. Interest on the New Notes will be computed on the basis of a 360-day year of twelve 30-day months.
If any interest payment date, redemption date or the maturity date of the New Notes is not a business day, then payment of the principal and interest may be made on the next business day. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.
The registered holder of a New Note will be treated as the owner of the New Note for all purposes. Only registered holders have rights under the New Indenture. Payment of the principal of, and interest on, the New Notes represented by a global note registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered owner and holder of such global note. See “Book-Entry, Delivery and Form of Notes” below for more information.
The New Indenture contains no covenants or restrictions restricting the incurrence of debt by the Company or its subsidiaries except to the extent describe under the heading “— Certain Covenants” below. The New Indenture contains no financial covenants and does not restrict Conifer from paying dividends or issuing or repurchasing other securities, and does not contain any provision that would provide protection to the holders of the New Notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving the Company or its subsidiaries that may adversely affect our credit quality, except to the extent described under the headings “— Merger, Consolidation, Sale, Lease or Conveyance” and “— Certain Covenants” below.
The New Notes will not be subject to, or entitled to the benefits of, a sinking fund or repurchase by Conifer at the option of the holders. In addition, the New Notes will not be convertible into, or exchangeable for, any other securities. We may from time to time purchase the New Notes in the open market or otherwise.
Interest
Interest on the New Notes will accrue at the rate of 9.75% per annum, accruing from  , 2023. Interest on the New Notes will be payable quarterly in arrears on   of each year, commencing  , 2023, to the persons in whose names the New Notes are registered at the close of business on the preceding  , respectively. Interest on the New Notes will be computed on the basis of a 360-day year of twelve 30-day months.
If an interest payment date, redemption date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the New Notes or such payment will accrue for the period from and after such interest payment date, redemption date or maturity date, as the case may be, to the date payment is made. A “business day” means any day other than a Saturday, a Sunday or a day on which is a federal holiday or any day on which banking institutions or trust companies in any place for payment are authorized or obligated by law, regulation or executive order to remain closed.
Methods of Receiving Payments on the New Notes
The New Notes will be payable as to principal and interest at the office or agency of the paying agent (which may be Conifer) or, at our option, payment of interest may be made by check mailed to the holders of the New Notes at their addresses set forth in the register of holders; provided, however, that with respect to all payments of principal and interest with respect to a Note owned by a person who owns at least $5,000,000 aggregate principal amount of Notes, the Company will provide at least 10 business days prior written notice of any payment by wire transfer to such Person.
Optional Redemption
Beginning on   , 2025 and prior to the maturity date, we may, at our option, redeem the New Notes in whole at any time or in part from time to time, on not less than 30 days and not more than 60 days prior notice delivered to the holders of the New Notes. The New Notes will be redeemable at a redemption price equal to 100% of the principal amount of the New Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption.
On and after any redemption date, interest will cease to accrue on the New Notes called for redemption. On or prior to 11:00 a.m. New York City time on any redemption date, we are required to deposit with the paying agent money sufficient to pay the redemption price of and accrued interest on the New Notes to be redeemed on such date.
Selection and Notice
If less than all of the New Notes are to be redeemed at any time, the New Notes will be redeemed according to DTC’s applicable procedures or, in the case of definitive notes, by lot, pro rata or by such other method as the New Notes Trustee will deem fair and appropriate. New Notes and portions of New Notes selected shall be in minimum amounts of $25 or whole multiples of $25 in excess thereof or in units, each representing $25, except that, if all of the New Notes of a holder are to be redeemed, the entire outstanding amount of New Notes held by such holder, shall be redeemed.
Notice of redemption will be given to each holder of New Notes to be redeemed at least 30 days and not more than 60 days before the applicable redemption date.
If any New Note is to be redeemed in part only, the notice of redemption that relates to that New Note will state the portion of the principal amount of that New Note that is to be redeemed. A New Note in principal amount equal to the unredeemed portion of the original New Note will be issued in the name of the holder of any New Note being redeemed in part upon surrender for cancellation of the original New Note. New Notes called for redemption become due and payable on the date fixed for redemption.
Events of Default; Waiver
An “event of default,” when used in the New Indenture, means any of the following:
•	default in the payment of any installment of interest on the New Notes as and when due and payable, and continuance of such default for a period of 30 days;
•	default in the payment of the principal on the New Notes as and when due and payable either at maturity, upon redemption, by declaration of acceleration or otherwise;
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failure to duly observe or perform any of the covenants, warranties or agreements on the part of Conifer in respect of the New Notes in the New Indenture (other than a covenant, warranty or agreement, a default in whose performance or whose breach is specifically dealt with in the section of the New Indenture governing events of default) and the continuance of such default or breach for a period of 90 days after the date on which written notice of such failure, specifying such failure and requiring the same to be remedied, shall have been given to Conifer by the New Notes Trustee, by registered mail, or to Conifer and the New Notes Trustee by the holders of at least 25% in aggregate principal amount of the New Notes;

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if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of Conifer, whether such indebtedness now exists or is hereafter created or incurred, happens and consists of default in the payment of more than $15 million in principal amount of such indebtedness at the maturity thereof, after giving effect to any applicable grace period, or results in such indebtedness in principal amount in excess of $15 million becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such default is not cured or such acceleration is not rescinded or annulled within a period of 30 days after the date on which written notice of such failure, specifying such failure and requiring the same to be remedied, shall have been given to Conifer by the New Notes Trustee, by registered mail, or to Conifer and the New Notes Trustee by the holders of at least 25% in aggregate principal amount of the New Notes;

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the failure by Conifer within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $15 million, which is not stayed on appeal or is not otherwise being appropriately contested in good faith;

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a decree or order by a court having jurisdiction in the premises shall have been entered adjudging Conifer bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of Conifer under the Federal bankruptcy laws or any other similar applicable Federal or state law, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee or other similar official in bankruptcy or insolvency of Conifer or of all or substantially all of its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or

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Conifer shall institute proceedings to be adjudicated voluntarily bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking an arrangement or a reorganization under the Federal bankruptcy laws or any other similar applicable Federal or state law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee or other similar official in bankruptcy or insolvency of it or of all or substantially all of its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due.

If an event of default occurs and continues, the New Notes Trustee by notice to Conifer, or the holders of at least 25% in aggregate principal amount of the outstanding New Notes by notice to Conifer (with a copy to the New Notes Trustee), may declare the entire principal of and all accrued but unpaid interest on all the New Notes to be due and payable immediately. Subject to certain conditions, but before a judgment or decree for payment of the money due has been obtained, such declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the outstanding New Notes. The New Indenture also provides that the holders of a majority in principal amount of the New Notes may waive any existing default with respect to the New Notes and its consequences, except a default in the payment of the principal of and interest on the New Notes.
The holders of a majority in principal amount of the New Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the New Notes Trustee or exercising any trust or power conferred on the New Notes Trustee. However, the New Notes Trustee may decline to follow any such direction if the New Notes Trustee determines upon advice of counsel that the action or proceeding so directed may not lawfully be taken or if the New Notes Trustee in good faith determines that the action or proceeding so directed would involve the New Notes Trustee in personal liability or if the New Notes Trustee in good faith determines that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of holders of the New Notes not joining in the giving of such directions. In addition, the New Notes Trustee may take any other action deemed proper by the New Notes Trustee not inconsistent with such direction received from the holders of the New Notes. The New Notes Trustee shall not be obligated to take any action at the direction of holders unless such holders have offered (and if requested, provided) to the New Notes Trustee security or indemnity satisfactory to the New Notes Trustee.
In case an event of default occurs and is continuing, the New Notes Trustee will be under no obligation to exercise any of the rights or powers under the New Indenture at the request or direction of any holders of New Notes unless such holders have offered (and if requested, provided) to the New Notes Trustee security indemnification satisfactory to the New Notes Trustee in its sole and absolute discretion. Except to enforce the right to receive payment of principal, premium, if any, or interest, when due, no holder of a New Note may pursue any remedy with respect to the New Indenture or such New Note unless:
•	such holder has previously given the New Notes Trustee written notice of the occurrence of an event of default and the continuance thereof;
•	holders of not less than 25% in aggregate principal amount of the outstanding New Notes have made a written request to the New Notes Trustee to pursue the remedy;
•	such holders provide to the New Notes Trustee such indemnity as the New Notes Trustee may require against any loss, liability or expense;
•	the New Notes Trustee has not complied with such request within 60 days after receipt of the request and the provision of security or indemnity reasonably acceptable to the New Notes Trustee; and
•	the holders of a majority in aggregate principal amount of the outstanding New Notes do not give the New Notes Trustee a direction inconsistent with the request within such 60-day period.
Except in the case of a default or event of default in payment of principal of and interest on any New Note, the New Notes Trustee will be protected in withholding notice of a default or event of default if and so long as the New Notes Trustee in good faith determines that withholding the notice is in the interests of the holders of the New Notes. Conifer is required to deliver to the New Notes Trustee annually a statement from its applicable officers regarding whether or not they have knowledge of any default or event of default. For purposes of this paragraph, “default” means any event which is, or after notice or lapse of time or both would become, an event of default under the New Indenture with respect to the New Notes.
Ranking
The New Notes will be senior unsecured indebtedness of Conifer Holdings, Inc. only and will not be obligations of or guaranteed by any of its subsidiaries. As such, the New Notes will:
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rank senior in right of payment to any of Conifer existing and future indebtedness and other obligations that are, by their terms, expressly subordinated or junior in right of payment to the New Notes;

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rank equally in right of payment to all of Conifer existing and future unsecured indebtedness and other obligations that are not, by their terms, expressly subordinated or junior in right of payment to the New Notes;

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be effectively subordinated to all of Conifer existing and future secured indebtedness and other obligations to the extent of the value of the collateral securing such secured indebtedness and other obligations; and

•	be structurally subordinated to the indebtedness and other obligations of all of Conifer subsidiaries.
Merger, Consolidation, Sale, Lease or Conveyance
The terms of the New Indenture and the New Notes do not prevent any consolidation or merger of Conifer with or into any other person, or successive consolidations or mergers in which Conifer or its successor or successors is a party or parties, or prevent any sale, conveyance or lease of all or substantially all of the property of Conifer to any other person authorized to acquire and operate the same. However, the terms of the New Indenture and the New Notes require that any such consolidation, merger, sale, conveyance or lease be upon the condition that:
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immediately after such consolidation, merger, sale, conveyance or lease, the person formed by or surviving any such consolidation or merger, or to which such sale, conveyance or lease is made, is not in default in the performance or observance of any of the terms, covenants and conditions of the New Indenture to be kept or performed by Conifer; and

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the due and punctual payment of the principal of and premium, if any, and interest on the New Notes, and the due and punctual performance and observance of all of the covenants and conditions of the New Indenture to be performed or observed by Conifer, are expressly assumed by the person (if other than Conifer) formed by such consolidation, or into which Conifer is merged, or by the person which shall have acquired or leased such property.

Upon any such consolidation or merger, sale, lease or conveyance, the successor corporation formed, or into which Conifer is merged or to which such sale, conveyance or transfer is made, shall succeed to, and be substituted for, Conifer under the New Indenture with the same effect as if it had been an original party to the New Indenture. As a result, Conifer will be released from all its liabilities and obligations under the New Indenture and under the New Notes.
Although there is a limited body of case law interpreting the phrase “substantially all” and similar phrases, there is no precisely established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “substantially all” the property or assets of a person.
Certain Covenants
Subject to certain exceptions, the New Indenture:
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prohibits Conifer from, directly or indirectly, selling, assigning, pledging, transferring or otherwise disposing, and Conifer cannot permit any of its subsidiaries to, directly or indirectly, sell, pledge, assign, transfer or otherwise dispose of, shares of voting capital stock, or securities convertible into voting capital stock, or options, warrants or rights to subscribe for or purchase capital stock of a Material Subsidiary (as defined below); and

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prohibits Conifer from permitting a Material Subsidiary to issue, sell or otherwise dispose of any shares of its voting capital stock or securities convertible into its voting capital stock or options, warrants or rights to subscribe for or purchase its voting capital stock, unless Conifer will own, directly or indirectly, at least 90% of the issued and outstanding voting stock of the Material Subsidiary after giving effect to that transaction. The covenant described in the preceding sentence does not apply to any transaction of the type described above under “— Merger, Consolidation, Sale, Lease or Conveyance.”

Furthermore, under the New Indenture, Conifer may not permit a Material Subsidiary to:
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merge or consolidate with or into any corporation or other person, unless such Material Subsidiary is the surviving corporation or person, or unless Conifer will own, directly or indirectly, at least 90% of the surviving corporation’s issued and outstanding voting stock;

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lease, sell, assign or transfer all or substantially all of its properties and assets to any corporation or other person (other than us), unless Conifer will own, directly or indirectly, at least 90% of the issued and outstanding voting stock of that corporation or other person; or

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pay any dividend in a Material Subsidiary’s voting capital stock or make any other distribution in its voting capital stock, other than to Conifer or its other subsidiaries, unless the Material Subsidiary to which the transaction relates, after obtaining any necessary regulatory approvals, unconditionally guarantees payment of the principal and any premium and interest on the New Notes.

A Material Subsidiary means a direct or indirect subsidiary of Conifer that is an insurance company with statutory surplus of at least $10 million for the most recently completed fiscal quarter.
However, Conifer may agree to any such merger or consolidation or sale, lease, assignment, pledge or transfer of securities, properties or assets if: (i) required by law and such lease, sale, assignment or transfer of securities is made to any person for the purpose of the qualification of such person to serve as a director; (ii) such lease, sale, assignment or transfer of securities is made by Conifer or any of its subsidiaries acting in a fiduciary capacity for any person other than Conifer or any of its subsidiaries; (iii) made in connection with the consolidation of Conifer with or the sale, lease or conveyance of all or substantially all of the assets of Conifer to, or merger of Conifer with or into, any other person (as to which the covenant described above under the heading “— Merger, Consolidation, Sale, Lease or Conveyance” shall apply); or (iv) it is required as a condition imposed by any law or any rule, regulation or order of any governmental agency or authority to the acquisition by Conifer of another entity; provided that in the case of (iv) only, after giving effect to such acquisition, (y) at least 90% of the issued and outstanding voting stock of such entity will be owned, directly or indirectly, by Conifer and (z) Conifer’s consolidated assets will be at least equal to 70% of its consolidated assets prior to the acquisition. These covenants will not prohibit Conifer or a Material Subsidiary from pledging any assets to secure borrowings incurred in the ordinary course of business.
Furthermore, for so long as the New Notes are outstanding, Conifer may not under the New Indenture, nor may it permit any of its subsidiaries to, incur debt for borrowed money, commitments for the extension of debt for borrowed money or other obligations in excess of the greater of (i) $10 million and (ii) 10% of shareholders’ equity as reported in the most recent consolidated financial statements filed with the Securities and Exchange Commission, in each case in the aggregate, which is secured by any shares of voting stock of a Material Subsidiary (or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of that voting stock) without making effective provision for securing the New Notes equally and ratably with that secured debt. However, this covenant will not apply (A) to any of the indebtedness described in the section “Description of Other Indebtedness”; or (B) to the extent that Conifer continues to own, directly or indirectly, at least 90% of the issued and outstanding voting stock of each Material Subsidiary (treating that encumbrance as a transfer of those shares to the secured party). The foregoing restriction does not apply to any:
•
pledge, encumbrance or lien to secure Conifer’s indebtedness or the indebtedness of a subsidiary as part of the purchase price of such shares of voting stock, or incurred prior to, at the time of or within 120 days after acquisition thereof for the purpose of financing all or any part of the purchase price thereof;

•
lien for taxes, assessments or other government charges or levies (i) which are not yet due or payable without penalty, (ii) which Conifer is contesting in good faith by appropriate proceedings so long as Conifer has set aside on its books such reserves as shall be required in respect thereof in conformity with generally accepted accounting principles or (iii) which secure obligations of less than $500,000 in amount; or

•
lien of any judgment, if that judgment (i) is discharged, or stayed on appeal or otherwise, within 90 days, (ii) is currently being contested in good faith by appropriate proceedings so long as Conifer has set aside on its books such reserves as shall be required in respect thereof in conformity with generally accepted accounting principles or (iii) involves claims of less than $500,000.

•
The holders of not less than a majority in aggregate principal amount of the New Notes may waive compliance in a particular instance by Conifer with any provision of the New Indenture or the New Notes, including the foregoing covenants, except as otherwise stated below under “— Modification of the New Indenture.”

Satisfaction and Discharge
The New Indenture will be discharged and will cease to be of further effect as to all New Notes (except for certain surviving rights of the New Notes Trustee and Conifer’s obligations with respect thereto), when:
(1)
either: (a) all New Notes that have been authenticated and delivered, except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for which payment has been deposited in trust or segregated and held in trust by Conifer and thereafter repaid to Conifer, have been delivered to the New Notes Trustee for cancellation; or (b) all Notes that have not been delivered to the New Notes Trustee for cancellation (i) have become due and payable at their stated maturity, (ii) shall become due and payable within one year or (iii) if redeemable at Conifer’s option, are to be called for redemption within one year under arrangements satisfactory to the New Notes Trustee for the giving of notice of redemption by the New Notes Trustee in the name, and at the expense, of Conifer and Conifer has irrevocably deposited with the New Notes Trustee or the paying agent, in trust, for the benefit of the holders of the New Notes, cash in United States dollars and/or non-callable government securities in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the entire indebtedness on the New Notes not delivered to the New Notes Trustee for cancellation for principal, premium, if any, and accrued but unpaid interest, to the date of maturity or redemption, as the case may be;

(2)	Conifer has paid all sums payable by it under the New Indenture with respect to the New Notes;
(3)	Conifer has delivered irrevocable instructions to the New Notes Trustee to apply the deposited money toward the payment of the New Notes at maturity or on the redemption date, as the case may be; and
(4)
Conifer has delivered to the New Notes Trustee an officers’ certificate and an opinion of counsel stating that the conditions precedent to the satisfaction and discharge of the New Notes have been satisfied.

Legal Defeasance and Covenant Defeasance
Legal Defeasance
Conifer will be deemed to have paid and will be discharged from any and all obligations in respect of the New Notes on the 91st day after it has made the deposit referred to below, and the provisions of the New Indenture will cease to be applicable with respect to the New Notes (except for, among other matters, certain obligations to register the transfer of or exchange of the New Notes, to replace stolen, lost or mutilated New Notes, to maintain paying agencies and to hold funds for payment in trust) if:
(1)
Conifer has irrevocably deposited with the New Notes Trustee, in trust, cash in United States dollars and/or non-callable government securities that will provide funds in amount sufficient, without reinvestment, in the opinion of a nationally recognized public accounting firm, to pay the principal of, premium, if any, and accrued interest on the New Notes at the time such payments are due or on the applicable redemption date in accordance with the terms of the New Indenture;

(2)
Conifer has delivered to the New Notes Trustee: (i) an opinion of counsel to the effect that beneficial owners of the New Notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the New Indenture; and (ii) an opinion of counsel to the effect that the defeasance trust does not constitute an “investment company” within the meaning of the Investment Company Act of 1940 and, after the passage of 91 days following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(3)
no default (as defined above) or event of default will have occurred and be continuing on the date of such deposit, or insofar as events of default due to certain events of bankruptcy, insolvency or reorganization in respect of Conifer are concerned, during the period ending on the 91st day after the date of such deposit;

(4)
Conifer shall have delivered to the New Notes Trustee an officers’ certificate and an opinion of counsel, each stating that, subject to certain assumptions and exclusions, all conditions precedent provided for or relating to the defeasance have been complied with; and

(5)	the New Notes Trustee shall have received such other documents, assurances and opinions of counsel as the New Notes Trustee shall have reasonably required.
Covenant Defeasance
Conifer will not need to comply with certain restrictive covenants, and the provisions of the New Indenture will cease to be applicable with respect to an event of default under the New Notes other than an event of default due to its failure to pay the principal of or interest on the New Notes when due, upon the satisfaction of the conditions described in clauses 1, 2, 3, 4 and 5 of the preceding paragraph.
If Conifer exercises its option to omit compliance with certain provisions of the New Indenture as described in the immediately preceding paragraph and the New Notes are declared due and payable because of the occurrence of an event of default that remains applicable, the amount of money and/or non-callable government securities on deposit with the New Notes Trustee may not be sufficient to pay amounts due on the New Notes at the time of acceleration resulting from such event of default. In such event, Conifer will remain liable for such payments.
Modification of the New Indenture
With the consent of the holders of greater than 50% in aggregate principal amount of the New Notes then outstanding, waivers, modifications and alterations of the terms of the New Indenture may be made which affect the rights of such holders of the New Notes. However, no modification or alteration may, without the consent of all holders of the New Notes then outstanding affected thereby:
•	change the stated maturity of the principal of, or any premium or any installment of interest on, the New Notes;
•	reduce the principal amount of, or the rate, or modify the calculation of such rate, of interest on, or any premium payable upon the redemption of, the New Notes;

•	change the redemption provisions of the New Notes;
•	change the place of payment or the coin or currency in which the principal of or any premium or interest on the New Notes is payable;
•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of the New Notes or, in the case of redemption, on or after the redemption date;
•
modify any of the provisions of the indenture relating to the offices for notices and payments, filling vacancies in the New Notes Trustee’s office, and paying agent provisions in a manner adverse to holders of the debt securities; or

•	reduce the percentage of New Notes, the holders of which are required to:
•	consent to any supplemental indenture;
•	rescind and annul a declaration that the New Notes are due and payable as a result of the occurrence of an event of default;
•	waive any past event of default under the New Indenture and its consequences; and
•	waive compliance with other specified provisions of the New Indenture.
In addition, as described in “— Events of Default; Waiver” set forth above, holders of greater than 50% in aggregate principal amount of the New Notes then outstanding may waive past events of default with respect to the New Notes in specified circumstances and may direct the trustee in enforcement of remedies.
Conifer and the New Notes Trustee may, without the consent of any holders, modify and supplement the New Indenture:
•
to evidence the succession of another corporation to Conifer under the New Indenture, or successive successions, and the assumption by the successor corporation of our covenants, agreements and obligations pursuant to the New Indenture;

•
to add to the covenants applicable to Conifer such further covenants, restrictions, conditions or provisions as our board of directors and the New Notes Trustee shall consider to be for the protection of the holders of the New Notes, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or event of default with respect to such series permitting the enforcement of all or any of the several remedies provided in the New Indenture; provided, however, that in respect of any such additional covenant, restriction or condition, such supplemental New Indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the New Notes Trustee upon such default;

•
to cure any ambiguity or to correct or supplement any provision contained in the New Indenture or in any supplemental New Indenture which may be defective or inconsistent with any other provision contained in the New Indenture or in any supplemental indenture or any description of such provision contained in this “Description of the New Notes;”

•	to convey, transfer, assign, mortgage or pledge any property to or with the New Notes Trustee;
•
to make other provisions in regard to matters or questions arising under the New Indenture as shall not adversely affect the interests of the holders and to make any change that would provide additional rights or benefits to the holders of the New Notes or that does not adversely affect the legal rights under the New Indenture of any such holder;

•
to evidence and provide for the acceptance of appointment by another corporation as a successor trustee under the New Indenture with respect to the New Notes and to add to or change any of the provisions of the New Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the New Indenture by more than one trustee;

•
to modify, amend or supplement the New Indenture in such a manner as to permit the qualification of any supplemental indenture under the TIA as then in effect, except that nothing contained in the New Indenture shall permit or authorize the inclusion in any supplemental indenture of the provisions referred to in Section 316(a)(2) of the TIA;

•
to provide for the issuance under the New Indenture of debt securities in coupon form (including debt securities registrable as to principal only) and to provide for exchangeability of such debt securities with debt securities of the same series issued hereunder in fully registered form and to make all appropriate changes for such purpose;

•
to change or eliminate any of the provisions of the New Indenture; provided, however, that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; and

•	to establish any additional form of debt security and to provide for the issuance of any additional series of debt securities.
Outstanding Notes; Determinations of Holders’ Actions
Notes outstanding at any time are the New Notes authenticated by the New Notes Trustee except for those cancelled by it, those mutilated, destroyed, lost or stolen that have been replaced by the New Notes Trustee, those delivered to the New Notes Trustee for cancellation and those described below as not outstanding. A New Note does not cease to be outstanding because Conifer or an affiliate of Conifer holds the New Note; provided, that in determining whether the holders of the requisite principal amount of New Notes have given or concurred in any request, demand, authorization, direction, notice, consent, amendment or waiver, New Notes owned by Conifer or an affiliate of Conifer will be disregarded and deemed not to be outstanding; provided further, that for purposes of determining whether the New Notes Trustee shall be protected in relying on such request, demand, authorization, notice, consent, amendment or waiver, only New Notes which a responsible officer of the New Notes Trustee actually knows are so owned shall be disregarded. If the paying agent holds on a redemption date money or securities sufficient to pay New Notes payable on that date, then immediately after such redemption date such New Notes will cease to be outstanding.
The New Notes Trustee may make reasonable rules for action by or a meeting of holders of the New Notes. The registrar or paying agent may make reasonable rules and set reasonable requirements for its functions.
Limitation on Individual Liability
No director, officer, employee, incorporator or shareholder of Conifer, as such, will have any liability for any obligations of Conifer under the New Notes or the New Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of a New Note, by accepting a New Note waives and releases such liability. The waiver and release are part of the consideration for the issuance of the New Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.
New Notes Trustee
Wilmington Trust, National Association will act as trustee for the New Notes under the New Indenture, as permitted by the terms thereof. At all times, the New Notes Trustee must be organized and doing business under the laws of the United States or any state thereof, and must comply with the applicable requirements under the TIA. The New Notes Trustee may resign at any time by giving Conifer written notice and may be removed as New Notes Trustee with respect to the New Notes:
•	by notification in writing by the holders of a majority in aggregate principal amount of the outstanding New Notes; or
•
by Conifer if the New Notes Trustee (i) fails to comply with the obligations imposed upon it under the TIA; (ii) is not organized and doing business under the laws of the United States or any state thereof; (iii) becomes incapable of acting as Trustee; or (iv) a court takes certain actions with respect to such New Notes Trustee relating to bankruptcy or insolvency.

If the New Notes Trustee resigns or is removed, or if a vacancy exists in the office of the New Notes Trustee for any reason, Conifer will promptly appoint a new trustee. A resignation or removal of the New Notes Trustee will become effective only upon the successor New Notes Trustee’s acceptance of appointment in writing. The successor New Notes Trustee will deliver a notice of its succession to holders of the New Notes.
If the New Notes Trustee acquires any conflicting interest, as defined in the TIA, with respect to the New Notes, within 90 days after the New Notes Trustee has acquired a conflicting interest which has not been cured or waived, the New Notes Trustee would generally be required by the TIA to eliminate that conflicting interest or resign as New Notes Trustee with respect to the New Notes issued under the New Indenture. If the New Notes Trustee resigns, Conifer is required to promptly appoint a successor trustee with respect to the New Indenture and the New Notes.
The New Notes Trustee will be under no obligation to exercise any of the rights or powers vested in it by the New Indenture at the request or direction of any of the holders pursuant to the New Indenture, unless such holders shall have offered to the New Notes Trustee security or indemnity satisfactory to the New Notes Trustee against the costs, expenses, losses and liabilities which might be incurred by it in compliance with such request or direction.
The New Notes Trustee and/or certain of its affiliates may provide banking, investment and other services to us. A trustee under the New Indenture may act as trustee under any of our other indentures.
Notices
Any notices required to be given to the holders of the New Notes will be given to DTC, and DTC will communicate these notices to DTC participants in accordance with its standard procedures.
Governing Law
The New Indenture and the New Notes are governed by, and will be construed in accordance with, the laws of the State of New York. The New Indenture will be subject to the provisions of the TIA that are required to be part of the New Indenture and shall, to the extent applicable, be governed by such provisions.
Book-Entry, Delivery and Form of Notes
General
The New Notes will be issued in registered, global form in minimum denominations of $25 and integral multiples of $25 in excess thereof or in units, each representing $25. The New Notes will be issued on the issue date therefor only against payment in immediately available funds.
The New Notes initially will be represented by one or more permanent global certificates (which may be subdivided) in definitive fully registered form without interest coupons (referred to herein as “global notes”). The global notes will be deposited with, or on behalf of, DTC and will be registered in the name of DTC or its nominee. Investors may hold their beneficial interests in a global note directly through DTC or indirectly through organizations which are participants in the DTC system.
Except as set forth in this Prospectus, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for New Notes in certificated form except in the limited circumstances described below under “—Exchange of Book Entry Notes for Certificated Notes.” Transfer of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, which may change from time to time.
Depositary Procedures
The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Neither Conifer nor the New Notes Trustee takes any responsibility for these operations and procedures and urges investors to contact the systems or their participants to directly discuss these matters.
DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (referred to herein as “participants”), and to facilitate the clearance and settlement of transactions in those securities between participants through electronic, computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include both U.S. and non-U.S. securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to banks, securities brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (referred to herein as “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of participants and indirect participants.
DTC has advised us that, pursuant to procedures established by it:
•	upon deposit of the global notes, DTC will credit the accounts of participants designated by the underwriters with portions of the principal amount of the global notes; and
•
ownership of interests in the global notes will be shown on, and the transfer of ownership of the global notes will be effected only through, records maintained by DTC (with respect to participants) or by participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Upon issuance, a holder may hold its interests in the global notes directly through DTC if it is a participant, or indirectly through organizations that are participants or indirect participants. The depositaries, in turn, will hold interests in the New Notes in customers’ securities accounts in the depositaries’ names on the books of DTC.
All interests in a global note will be subject to the procedures and requirements of DTC. The laws of some jurisdictions require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to those persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge its interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interests, may be affected by the lack of a physical certificate evidencing its interests. For certain other restrictions on the transferability of the New Notes, see “— Exchange of Book Entry Notes for Certificated Notes.”
Except as described below, owners of interests in the global notes will not have New Notes registered in their name, will not receive physical delivery of New Notes in certificated form and will not be considered the registered owners or holders thereof under the New Indenture for any purpose.
Payments on the global notes registered in the name of DTC, or its nominee, will be payable in immediately available funds by the New Notes Trustee (or the paying agent if other than the New Notes Trustee) to DTC or its nominee in its capacity as the registered holder under the New Indenture. Conifer and the New Notes Trustee, as applicable, will treat the persons in whose names the New Notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Neither the New Notes Trustee nor any agent thereof has or will have any responsibility or liability for:
•
any aspect of DTC’s records or any participant’s or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.
DTC has advised Conifer that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by participants and indirect participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of participants or indirect participants and will not be the responsibility of DTC, the New Notes Trustee, as applicable, or Conifer.

Neither Conifer nor the New Notes Trustee will be liable for any delay by DTC or any of its participants or indirect participants in identifying the beneficial owners of the New Notes, and Conifer and the New Notes Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
Redemption notices shall be sent to DTC or its nominee.
Initial settlement for the New Notes will be made in immediately available funds. Any secondary market trading activity in interests in the global notes will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will settle in same-day funds.
DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more participants who have an interest in DTC’s global notes in respect of the portion of the principal amount of the New Notes as to which the participant or participants has or have given direction. However, if an event of default exists under the New Indenture, DTC reserves the right to exchange the global notes for New Notes in certificated form and to distribute the certificated New Notes to its participants.
Conifer believes that the information in this section concerning DTC and its book-entry system has been obtained from reliable sources, but Conifer does not take responsibility for the accuracy of this information. Although DTC will agree to the procedures described in this section to facilitate transfers of interests in the global notes among participants in DTC, DTC is not obligated to perform or to continue to perform these procedures, and these procedures may be discontinued at any time by giving reasonable notice. Neither Conifer nor the New Notes Trustee will have any responsibility or liability for any aspect of the performance by DTC or its participants or indirect participants of any of their respective obligations under the rules and procedures governing their operations or for maintaining, supervising or reviewing any records relating to the global notes that are maintained by DTC or any of its participants or indirect participants.
Exchange of Book-Entry Notes for Certificated Notes
A global note is exchangeable for certificated New Notes in definitive, fully registered form without interest coupons if:
•
DTC notifies Conifer that it is unwilling or unable to continue as depositary for the global notes and Conifer fails to appoint a successor depositary within 90 days of receipt of DTC’s notice, or DTC has ceased to be a clearing agency registered under the Exchange Act and Conifer fails to appoint a successor depositary within 90 days of becoming aware of this condition;

•	at Conifer’s request, DTC notifies holders of the New Notes that they may utilize DTC’s procedures to cause the New Notes to be issued in certificated form, and such holders request such issuance; or
•	an event of default, or any event which after notice or lapse of time or both would be an event of default, exists under the New Indenture and a request is made by DTC or one of its participants.
In addition, beneficial interests in a global note may be exchanged by or on behalf of DTC for certificated New Notes upon request by DTC, but only upon at least 20 days’ prior written notice given to the New Notes Trustee in accordance with DTC’s customary procedures. In all cases, certificated New Notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository in accordance with its customary procedures.

DESCRIPTION OF EXISTING NOTES
Conifer issued the 6.75% Senior Unsecured Notes due 2023 under an indenture, dated as of September 24, 2018 (the “Indenture”), as amended and supplemented by a supplemental indenture, dated as of September 24, 2018, and as amended by an amendment to the supplemental indenture, dated as of October 12, 2018 (as amended and supplemented, the “Existing Indenture”) between Conifer and Wilmington Trust, National Association, as trustee (the “Existing Notes Trustee”). The terms of the Existing Notes include those provisions contained in the Existing Indenture and those made part of the Existing Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). Wherever we refer to particular sections or defined terms of the Existing Indenture, it is our intent that those sections or defined terms will be incorporated by reference in this Prospectus. We urge you to read these documents because they, and not this description, define your rights as a holder of the Existing Notes.
General
The Existing Notes are general unsecured senior obligations of Conifer, and will mature on September 30, 2023 (referred to herein as the “maturity date”), unless redeemed earlier as described below. The Existing Notes are not guaranteed by any of Conifer’s subsidiaries.
The Existing Notes bear interest at the rate of 6.75% per year, accruing from September 24, 2018. Interest on the Existing Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 2018, to the persons in whose names the Existing Notes are registered at the close of business on the preceding March 15, June 15, September 15 and December 15, respectively. Interest on the Existing Notes is computed on the basis of a 360-day year of twelve 30-day months.
The registered holder of an Existing Note is treated as the owner of the Existing Note for all purposes. Only registered holders have rights under the Existing Indenture. Payment of the principal of, and interest on, the Existing Notes represented by a global note registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered owner and holder of such global note. See “Book-Entry, Delivery and Form of Notes” below for more information.
The Existing Indenture contains no covenants or restrictions restricting the incurrence of debt by the Company or its subsidiaries except to the extent describe under the heading “— Certain Covenants” below. The Existing Indenture contains no financial covenants and does not restrict Conifer from paying dividends or issuing or repurchasing other securities, and does not contain any provision that would provide protection to the holders of the Existing Notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving the Company or its subsidiaries that may adversely affect our credit quality, except to the extent described under the headings “— Merger, Consolidation, Sale, Lease or Conveyance” and “— Certain Covenants” below.
The Existing Notes are not subject to, or entitled to the benefits of, a sinking fund or repurchase by Conifer at the option of the holders. In addition, the Existing Notes are not convertible into, or exchangeable for, any other securities. We may from time to time purchase the Existing Notes in the open market or otherwise.
Interest
Interest on the Existing Notes accrues at the rate of 6.75% per annum, accruing from September 24, 2018. Interest on the Existing Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 2018, to the persons in whose names the Existing Notes are registered at the close of business on the preceding March 15, June 15, September 15 and December 15, respectively. Interest on the Existing Notes is computed on the basis of a 360-day year of twelve 30-day months.
If an interest payment date, redemption date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the Existing Notes or such payment will accrue for the period from and after such interest payment date, redemption date or maturity date, as the case may be, to the date payment is made. A “business day” means when used with respect to any place of payment or any other particular location, any day other than a Saturday, a Sunday that is not a day on which banking institutions or trust companies in that Place of Payment or other location are authorized by law, regulation or executive order to close.

Optional Redemption
Prior to the maturity date, we may, at our option, redeem the Existing Notes in whole at any time or in part from time to time, on not less than 30 days and not more than 60 days’ prior notice delivered to the holders of the Existing Notes. The Existing Notes will be redeemable at a redemption price equal to 100% of the principal amount of the Existing Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption.
On and after any redemption date, interest will cease to accrue on the Existing Notes called for redemption. On or prior to 11:00 a.m.New York City time on any redemption date, we are required to deposit with the paying agent money sufficient to pay the redemption price of and accrued interest on the Existing Notes to be redeemed on such date.
Selection and Notice
If less than all of the Existing Notes are to be redeemed at any time, the Existing Notes will be redeemed according to DTC’s applicable procedures or, in the case of definitive notes, by lot, pro rata or by such other method as the Existing Notes Trustee will deem fair and appropriate. Existing Notes and portions of Existing Notes selected shall be in minimum denominations of $25 and any integral multiple of $25 in excess thereof, except that, if all of the Existing Notes of a holder are to be redeemed, the entire outstanding amount of Existing Notes held by such holder, shall be redeemed.
Notice of redemption will be given to each holder of Existing Notes to be redeemed at least 30 days and not more than 60 days before the applicable redemption date.
If any Existing Note is to be redeemed in part only, the notice of redemption that relates to that Existing Note will state the portion of the principal amount of that Existing Note that is to be redeemed. A new Existing Note in principal amount equal to the unredeemed portion of the original Existing Note will be issued in the name of the holder of any Existing Note being redeemed in part upon surrender for cancellation of the original Existing Note. Existing Notes called for redemption become due and payable on the date fixed for redemption.
Listing
The Existing Notes are listed on the Nasdaq Global Market.
Events of Default; Waiver
An “event of default,” when used in the Existing Indenture, means any of the following:
•	default in the payment of any installment of interest on the Existing Notes as and when due and payable, and continuance of such default for a period of 30 days;
•	default in the payment of the principal on the Existing Notes as and when due and payable either at maturity, upon redemption, by declaration of acceleration or otherwise;
•
failure to duly observe or perform any of the covenants, warranties or agreements on the part of Conifer in respect of the Existing Notes in the Existing Indenture (other than a covenant, warranty or agreement, a default in whose performance or whose breach is specifically dealt with in the section of the Existing Indenture governing events of default) and the continuance of such default or breach for a period of 90 days after the date on which written notice of such failure, specifying such failure and requiring the same to be remedied, shall have been given to Conifer by the Existing Notes Trustee, by registered mail, or to Conifer and the Existing Notes Trustee by the holders of at least 25% in aggregate principal amount of the Existing Notes;

•
if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of Conifer, whether such indebtedness now exists or is hereafter created or incurred, happens and consists of default in the payment of more than $15 million in principal amount of such indebtedness at the maturity thereof, after giving effect to any applicable grace period, or results in such indebtedness in principal amount in excess of $15 million becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such default is not cured or such acceleration is not rescinded or annulled within a period of 30 days after the date on which written notice of such failure, specifying such failure and requiring the same to be remedied, shall have been given to Conifer by the Existing Notes Trustee, by registered mail, or to Conifer and the Existing Notes Trustee by the holders of at least 25% in aggregate principal amount of the Existing Notes;
•
the failure by Conifer within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $15 million, which is not stayed on appeal or is not otherwise being appropriately contested in good faith;

•
a decree or order by a court having jurisdiction in the premises shall have been entered adjudging Conifer bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of Conifer under the Federal bankruptcy laws or any other similar applicable Federal or state law, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee or other similar official in bankruptcy or insolvency of Conifer or of all or substantially all of its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or

•
Conifer shall institute proceedings to be adjudicated voluntarily bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking an arrangement or a reorganization under the Federal bankruptcy laws or any other similar applicable Federal or state law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee or other similar official in bankruptcy or insolvency of it or of all or substantially all of its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due.

If an event of default occurs and continues, the Existing Notes Trustee by notice to Conifer, or the holders of at least 25% in aggregate principal amount of the outstanding Existing Notes by notice to Conifer (with a copy to the Existing Notes Trustee), may declare the entire principal of and all accrued but unpaid interest on all the Existing Notes to be due and payable immediately. Subject to certain conditions, but before a judgment or decree for payment of the money due has been obtained, such declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the outstanding Existing Notes. The Existing Indenture also provides that the holders of a majority in principal amount of the Existing Notes may waive any existing default with respect to the Existing Notes and its consequences, except a default in the payment of the principal of and interest on the Existing Notes.
The holders of a majority in principal amount of the Existing Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Existing Notes Trustee or exercising any trust or power conferred on the Existing Notes Trustee. However, the Existing Notes Trustee may decline to follow any such direction if the Existing Notes Trustee determines upon advice of counsel that the action or proceeding so directed may not lawfully be taken or if the Existing Notes Trustee in good faith determines that the action or proceeding so directed would involve the Existing Notes Trustee in personal liability or if the Existing Notes Trustee in good faith determines that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of holders of the Existing Notes not joining in the giving of such directions. In addition, the Existing Notes Trustee may take any other action deemed proper by the Existing Notes Trustee not inconsistent with such direction received from the holders of the Existing Notes. The Existing Notes Trustee shall not be obligated to take any action at the direction of holders unless such holders have offered (and if requested, provided) to the Existing Notes Trustee security or indemnity satisfactory to the Existing Notes Trustee.
In case an event of default occurs and is continuing, the Existing Notes Trustee will be under no obligation to exercise any of the rights or powers under the Existing Indenture at the request or direction of any holders of Existing Notes unless such holders have offered (and if requested, provided) to the Existing Notes Trustee indemnification satisfactory to the Existing Notes Trustee. Except to enforce the right to receive payment of principal, premium, if any, or interest, when due, no holder of an Existing Note may pursue any remedy with respect to the Existing Indenture or such Existing Note unless:
•	such holder has previously given the Existing Notes Trustee written notice of the occurrence of an event of default and the continuance thereof;

•	holders of not less than 25% in aggregate principal amount of the outstanding Notes have made a written request to the Existing Notes Trustee to pursue the remedy;
•	such holders provide to the Existing Notes Trustee such reasonable indemnity as the Existing Notes Trustee may require against any loss, liability or expense;
•
the Existing Notes Trustee has not complied with such request within 60 days after receipt of the request and the provision of security or indemnity reasonably acceptable to the Existing Notes Trustee; and

•	the holders of a majority in aggregate principal amount of the outstanding Existing Notes do not give the Existing Notes Trustee a direction inconsistent with the request within such 60-day period.
Except in the case of a default or event of default in payment of principal of and interest on any Existing Note, the Existing Notes Trustee will be protected in withholding notice of a default or event of default if and so long as the Existing Notes Trustee in good faith determines that withholding the notice is in the interests of the holders of the Existing Notes. Conifer is required to deliver to the Existing Notes Trustee annually a statement from its applicable officers regarding whether or not they have knowledge of any default or event of default. For purposes of this paragraph, “default” means any event which is, or after notice or lapse of time or both would become, an event of default under the Existing Indenture with respect to the Existing Notes.
Ranking
The Existing Notes are senior unsecured indebtedness of Conifer Holdings, Inc. only and are not obligations of or guaranteed by any of its subsidiaries. As such, the Existing Notes:
•
rank senior in right of payment to any of Conifer existing and future indebtedness and other obligations that are, by their terms, expressly subordinated or junior in right of payment to the Existing Notes;

•
rank equally in right of payment to all of Conifer existing and future unsecured indebtedness and other obligations that are not, by their terms, expressly subordinated or junior in right of payment to the Existing Notes;

•
are effectively subordinated to all of Conifer existing and future secured indebtedness and other obligations to the extent of the value of the collateral securing such secured indebtedness and other obligations; and

•	are structurally subordinated to the indebtedness and other obligations of all of Conifer subsidiaries.
Merger, Consolidation, Sale, Lease or Conveyance
The terms of the Existing Indenture and the Existing Notes do not prevent any consolidation or merger of Conifer with or into any other person, or successive consolidations or mergers in which Conifer or its successor or successors is a party or parties, or prevent any sale, conveyance or lease of all or substantially all of the property of Conifer to any other person authorized to acquire and operate the same. However, the terms of the Existing Indenture and the Existing Notes require that any such consolidation, merger, sale, conveyance or lease be upon the condition that:
•
immediately after such consolidation, merger, sale, conveyance or lease, the person formed by or surviving any such consolidation or merger, or to which such sale, conveyance or lease is made, is not in default in the performance or observance of any of the terms, covenants and conditions of the Existing Indenture to be kept or performed by Conifer; and

•
the due and punctual payment of the principal of and premium, if any, and interest on the Existing Notes, and the due and punctual performance and observance of all of the covenants and conditions of the Existing Indenture to be performed or observed by Conifer, are expressly assumed by the person (if other than Conifer) formed by such consolidation, or into which Conifer is merged, or by the person which shall have acquired or leased such property.

Upon any such consolidation or merger, sale, lease or conveyance, the successor corporation formed, or into which Conifer is merged or to which such sale, conveyance or transfer is made, shall succeed to, and be substituted for, Conifer under the Existing Indenture with the same effect as if it had been an original party to the Existing Indenture. As a result, Conifer will be released from all its liabilities and obligations under the Existing Indenture and under the Existing Notes.

Although there is a limited body of case law interpreting the phrase “substantially all” and similar phrases, there is no precisely established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “substantially all” the property or assets of a person.
Certain Covenants
Subject to certain exceptions, the Existing Indenture:
•
prohibits Conifer from, directly or indirectly, selling, assigning, pledging, transferring or otherwise disposing, and Conifer cannot permit any of its subsidiaries to, directly or indirectly, sell, pledge, assign, transfer or otherwise dispose of, shares of voting capital stock, or securities convertible into voting capital stock, or options, warrants or rights to subscribe for or purchase capital stock of a Material Subsidiary (as defined below); and

•
prohibits Conifer from permitting a Material Subsidiary to issue, sell or otherwise dispose of any shares of its voting capital stock or securities convertible into its voting capital stock or options, warrants or rights to subscribe for or purchase its voting capital stock, unless Conifer will own, directly or indirectly, at least 90% of the issued and outstanding voting stock of the Material Subsidiary after giving effect to that transaction. The covenant described in the preceding sentence does not apply to any transaction of the type described above under “— Merger, Consolidation, Sale, Lease or Conveyance.”

Furthermore, under the Existing Indenture, Conifer may not permit a Material Subsidiary to:
•
merge or consolidate with or into any corporation or other person, unless such Material Subsidiary is the surviving corporation or person, or unless Conifer will own, directly or indirectly, at least 90% of the surviving corporation’s issued and outstanding voting stock;

•
lease, sell, assign or transfer all or substantially all of its properties and assets to any corporation or other person (other than us), unless Conifer will own, directly or indirectly, at least 90% of the issued and outstanding voting stock of that corporation or other person; or

•
pay any dividend in a Material Subsidiary’s voting capital stock or make any other distribution in its voting capital stock, other than to Conifer or its other subsidiaries, unless the Material Subsidiary to which the transaction relates, after obtaining any necessary regulatory approvals, unconditionally guarantees payment of the principal and any premium and interest on the Existing Notes.

A Material Subsidiary means a direct or indirect subsidiary of Conifer that is an insurance company with statutory surplus of at least $10 million for the most recently completed fiscal quarter.
However, Conifer may agree to any such merger or consolidation or sale, lease, assignment, pledge or transfer of securities, properties or assets if: (i) required by law and such lease, sale, assignment or transfer of securities is made to any person for the purpose of the qualification of such person to serve as a director; (ii) such lease, sale, assignment or transfer of securities is made by Conifer or any of its subsidiaries acting in a fiduciary capacity for any person other than Conifer or any of its subsidiaries; (iii) made in connection with the consolidation of Conifer with or the sale, lease or conveyance of all or substantially all of the assets of Conifer to, or merger of Conifer with or into, any other person (as to which the covenant described above under the heading “— Merger, Consolidation, Sale, Lease or Conveyance” shall apply); or (iv) it is required as a condition imposed by any law or any rule, regulation or order of any governmental agency or authority to the acquisition by Conifer of another entity; provided that in the case of (iv) only, after giving effect to such acquisition, (y) at least 90% of the issued and outstanding voting stock of such entity will be owned, directly or indirectly, by Conifer and (z) Conifer’s consolidated assets will be at least equal to 70% of its consolidated assets prior to the acquisition. These covenants will not prohibit Conifer or a Material Subsidiary from pledging any assets to secure borrowings incurred in the ordinary course of business.

Furthermore, for so long as the Existing Notes are outstanding, Conifer may not under the Existing Indenture, nor may it permit any of its subsidiaries to, incur debt for borrowed money, commitments for the extension of debt for borrowed money or other obligations in excess of the greater of (i) $10 million and (ii) 10% of shareholders’ equity as reported in the most recent consolidated financial statements filed with the Securities and Exchange Commission, in each case in the aggregate, which is secured by any shares of voting stock of a Material Subsidiary (or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of that voting stock) without making effective provision for securing the Existing Notes equally and ratably with that secured debt. However, this covenant will not apply (A) to any of the indebtedness described in the section “Description of Other Indebtedness”; or (B) to the extent that Conifer continues to own, directly or indirectly, at least 90% of the issued and outstanding voting stock of each Material Subsidiary (treating that encumbrance as a transfer of those shares to the secured party). The foregoing restriction does not apply to any:
•
pledge, encumbrance or lien to secure Conifer’s indebtedness or the indebtedness of a subsidiary as part of the purchase price of such shares of voting stock, or incurred prior to, at the time of or within 120 days after acquisition thereof for the purpose of financing all or any part of the purchase price thereof;

•
lien for taxes, assessments or other government charges or levies (i) which are not yet due or payable without penalty, (ii) which Conifer is contesting in good faith by appropriate proceedings so long as Conifer has set aside on its books such reserves as shall be required in respect thereof in conformity with generally accepted accounting principles or (iii) which secure obligations of less than $500,000 in amount; or

•
lien of any judgment, if that judgment (i) is discharged, or stayed on appeal or otherwise, within 90 days, (ii) is currently being contested in good faith by appropriate proceedings so long as Conifer has set aside on its books such reserves as shall be required in respect thereof in conformity with generally accepted accounting principles or (iii) involves claims of less than $500,000.

•
The holders of not less than a majority in aggregate principal amount of the Existing Notes may waive compliance in a particular instance by Conifer with any provision of the Existing Indenture or the Existing Notes, including the foregoing covenants, except as otherwise stated below under “— Modification of the Existing Indenture.”

Satisfaction and Discharge
The Existing Indenture will be discharged and will cease to be of further effect as to all Existing Notes (except for certain surviving rights of the Existing Notes Trustee and Conifer’s obligations with respect thereto), when:
(1)
either: (a) all Existing Notes that have been authenticated and delivered, except lost, stolen or destroyed Existing Notes that have been replaced or paid and Existing Notes for which payment has been deposited in trust or segregated and held in trust by Conifer and thereafter repaid to Conifer, have been delivered to the Existing Notes Trustee for cancellation; or (b) all Existing Notes that have not been delivered to the Existing Notes Trustee for cancellation (i) have become due and payable at their stated maturity, (ii) shall become due and payable within one year or (iii) if redeemable at Conifer’s option, are to be called for redemption within one year under arrangements satisfactory to the Existing Notes Trustee for the giving of notice of redemption by the Existing Notes Trustee in the name, and at the expense, of Conifer and Conifer has irrevocably deposited with the Existing Notes Trustee or the paying agent, in trust, for the benefit of the holders of the Existing Notes, cash in United States dollars and/or non-callable government securities in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the entire indebtedness on the Existing Notes not delivered to the Existing Notes Trustee for cancellation for principal, premium, if any, and accrued but unpaid interest, to the date of maturity or redemption, as the case may be;

(2)	Conifer has paid all sums payable by it under the Existing Indenture with respect to the Existing Notes;
(3)
Conifer has delivered irrevocable instructions to the Existing Notes Trustee to apply the deposited money toward the payment of the Existing Notes at maturity or on the redemption date, as the case may be; and

(4)
Conifer has delivered to the Existing Notes Trustee an officers’ certificate and an opinion of counsel stating that the conditions precedent to the satisfaction and discharge of the Existing Notes have been satisfied.

Legal Defeasance and Covenant Defeasance
Legal Defeasance
Conifer will be deemed to have paid and will be discharged from any and all obligations in respect of the Existing Notes on the 91st day after it has made the deposit referred to below, and the provisions of the Existing Indenture will cease to be applicable with respect to the Existing Notes (except for, among other matters, certain obligations to register the transfer of or exchange of the Existing Notes, to replace stolen, lost or mutilated Existing Notes, to maintain paying agencies and to hold funds for payment in trust) if:
(1)
Conifer has irrevocably deposited with the Existing Notes Trustee, in trust, cash in United States dollars and/or non-callable government securities that will provide funds in amount sufficient, without reinvestment, in the opinion of a nationally recognized public accounting firm, to pay the principal of, premium, if any, and accrued interest on the Existing Notes at the time such payments are due or on the applicable redemption date in accordance with the terms of the Existing Indenture;

(2)
Conifer has delivered to the Existing Notes Trustee: (i) an opinion of counsel to the effect that beneficial owners of the Existing Notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the Existing Indenture; and (ii) an opinion of counsel to the effect that the defeasance trust does not constitute an “investment company” within the meaning of the Investment Company Act of 1940 and, after the passage of 91 days following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(3)
no default (as defined above) or event of default will have occurred and be continuing on the date of such deposit, or insofar as events of default due to certain events of bankruptcy, insolvency or reorganization in respect of Conifer are concerned, during the period ending on the 91st day after the date of such deposit;

(4)
Conifer shall have delivered to the Existing Notes Trustee an officers’ certificate and an opinion of counsel, each stating that, subject to certain assumptions and exclusions, all conditions precedent provided for or relating to the defeasance have been complied with; and

(5)	the Existing Notes Trustee shall have received such other documents, assurances and opinions of counsel as the Existing Notes Trustee shall have reasonably required.
Covenant Defeasance
Conifer will not need to comply with certain restrictive covenants, and the provisions of the Existing Indenture will cease to be applicable with respect to an event of default under the Existing Notes other than an event of default due to its failure to pay the principal of or interest on the Existing Notes when due, upon the satisfaction of the conditions described in clauses 1, 2, 3, 4 and 5 of the preceding paragraph.
If Conifer exercises its option to omit compliance with certain provisions of the Existing Indenture as described in the immediately preceding paragraph and the Existing Notes are declared due and payable because of the occurrence of an event of default that remains applicable, the amount of money and/or non-callable government securities on deposit with the Existing Notes Trustee may not be sufficient to pay amounts due on the Existing Notes at the time of acceleration resulting from such event of default. In such event, Conifer will remain liable for such payments.
Modification of the Existing Indenture
With the consent of the holders of greater than 50% in aggregate principal amount of the Existing Notes then outstanding, waivers, modifications and alterations of the terms of the Existing Indenture may be made which affect the rights of such holders of the Existing Notes. However, no modification or alteration may, without the consent of all holders of the Existing Notes then outstanding affected thereby:
•	change the stated maturity of the principal of, or any premium or any installment of interest on, the Existing Notes;

•	reduce the principal amount of, or the rate, or modify the calculation of such rate, of interest on, or any premium payable upon the redemption of, the Existing Notes;
•	change the redemption provisions of the Existing Notes;
•	change the place of payment or the coin or currency in which the principal of or any premium or interest on the Existing Notes is payable;
•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of the Existing Notes or, in the case of redemption, on or after the redemption date;
•
modify any of the provisions of the Existing Indenture relating to the offices for notices and payments, filling vacancies in the Existing Notes Trustee’s office, and paying agent provisions in a manner adverse to holders of the debt securities; or

•	reduce the percentage of Existing Notes, the holders of which are required to:
•	consent to any supplemental indenture;
•	rescind and annul a declaration that the Existing Notes are due and payable as a result of the occurrence of an event of default;
•	waive any past event of default under the Existing Indenture and its consequences; and
•	waive compliance with other specified provisions of the Existing Indenture.
In addition, as described in “— Events of Default; Waiver” set forth above, holders of greater than 50% in aggregate principal amount of the Existing Notes then outstanding may waive past events of default with respect to the Existing Notes in specified circumstances and may direct the trustee in enforcement of remedies.
Conifer and the Existing Notes Trustee may, without the consent of any holders, modify and supplement the Existing Indenture:
•
to evidence the succession of another corporation to Conifer under the Existing Indenture, or successive successions, and the assumption by the successor corporation of our covenants, agreements and obligations pursuant to the Existing Indenture;

•
to add to the covenants applicable to Conifer such further covenants, restrictions, conditions or provisions as our board of directors and the Existing Notes Trustee shall consider to be for the protection of the holders of the Existing Notes, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or event of default with respect to such series permitting the enforcement of all or any of the several remedies provided in the Existing Indenture; provided, however, that in respect of any such additional covenant, restriction or condition, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Existing Notes Trustee upon such default;

•
to cure any ambiguity or to correct or supplement any provision contained in the Existing Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the Existing Indenture or in any supplemental indenture or any description of such provision contained in this “Description of the Existing Notes;”

•	to convey, transfer, assign, mortgage or pledge any property to or with the Existing Notes Trustee;
•
to make other provisions in regard to matters or questions arising under the Existing Indenture as shall not adversely affect the interests of the holders and to make any change that would provide additional rights or benefits to the holders of the Existing Notes or that does not adversely affect the legal rights under the Existing Indenture of any such holder;

•
to evidence and provide for the acceptance of appointment by another corporation as a successor trustee under the Existing Indenture with respect to the Existing Notes and to add to or change any of the provisions of the Existing Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

•
to modify, amend or supplement the Existing Indenture in such a manner as to permit the qualification of any supplemental indenture under the TIA as then in effect, except that nothing contained in the Existing Indenture shall permit or authorize the inclusion in any supplemental indenture of the provisions referred to in Section 316(a)(2) of the TIA;

•
to provide for the issuance under the Existing Indenture of debt securities in coupon form (including debt securities registrable as to principal only) and to provide for exchangeability of such debt securities with debt securities of the same series issued hereunder in fully registered form and to make all appropriate changes for such purpose;

•
to change or eliminate any of the provisions of the Existing Indenture; provided, however, that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; and

•	to establish any additional form of debt security and to provide for the issuance of any additional series of debt securities.
Outstanding Notes; Determinations of Holders’ Actions
Existing Notes outstanding at any time are the Existing Notes authenticated by the Existing Notes Trustee except for those cancelled by it, those mutilated, destroyed, lost or stolen that have been replaced by the Existing Notes Trustee, those delivered to the Existing Notes Trustee for cancellation and those described below as not outstanding. An Existing Note does not cease to be outstanding because Conifer or an affiliate of Conifer holds the Existing Note; provided, that in determining whether the holders of the requisite principal amount of Existing Notes have given or concurred in any request, demand, authorization, direction, notice, consent, amendment or waiver, Existing Notes owned by Conifer or an affiliate of Conifer will be disregarded and deemed not to be outstanding; provided further, that for purposes of determining whether the Existing Notes Trustee shall be protected in relying on such request, demand, authorization, notice, consent, amendment or waiver, only Existing Notes which a responsible officer of the Existing Notes Trustee actually knows are so owned shall be disregarded. If the paying agent holds on a redemption date money or securities sufficient to pay Existing Notes payable on that date, then immediately after such redemption date such Existing Notes will cease to be outstanding.
The Existing Notes Trustee may make reasonable rules for action by or a meeting of holders of the Existing Notes. The registrar or paying agent may make reasonable rules and set reasonable requirements for its functions.
Limitation on Individual Liability
No director, officer, employee, incorporator or shareholder of Conifer, as such, will have any liability for any obligations of Conifer under the Existing Notes or the Existing Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of an Existing Note, by accepting an Existing Note waives and releases such liability. The waiver and release are part of the consideration for the issuance of the Existing Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.
Existing Notes Trustee
Wilmington Trust, National Association is trustee for the Existing Notes under the Existing Indenture, as permitted by the terms thereof. At all times, the Existing Notes Trustee must be organized and doing business under the laws of the United States or any state thereof, and must comply with the applicable requirements under the TIA. The Existing Notes Trustee may resign at any time by giving Conifer written notice and may be removed as Existing Notes Trustee with respect to the Existing Notes:
•	by notification in writing by the holders of a majority in aggregate principal amount of the outstanding Existing Notes; or
•
by Conifer if the Existing Notes Trustee (i) fails to comply with the obligations imposed upon it under the TIA; (ii) is not organized and doing business under the laws of the United States or any state thereof; (iii) becomes incapable of acting as Existing Notes Trustee; or (iv) a court takes certain actions with respect to such Existing Notes Trustee relating to bankruptcy or insolvency.

If the Existing Notes Trustee resigns or is removed, or if a vacancy exists in the office of the Existing Notes Trustee for any reason, Conifer will promptly appoint a new Existing Notes Trustee. A resignation or removal of the

Existing Notes Trustee will become effective only upon the successor Existing Notes Trustee’s acceptance of appointment in writing. The successor Existing Notes Trustee will deliver a notice of its succession to holders of the Existing Notes.
If the Existing Notes Trustee acquires any conflicting interest, as defined in the TIA, with respect to the Existing Notes, within 90 days after the Existing Notes Trustee has acquired a conflicting interest which has not been cured or waived, the Existing Notes Trustee would generally be required by the TIA to eliminate that conflicting interest or resign as Existing Notes Trustee with respect to the Existing Notes issued under the Existing Indenture. If the Existing Notes Trustee resigns, Conifer is required to promptly appoint a successor trustee with respect to the Existing Indenture and the Existing Notes.
The Existing Notes Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Existing Indenture at the request or direction of any of the holders pursuant to the Existing Indenture, unless such holders shall have offered to the Existing Notes Trustee security or indemnity satisfactory to the Existing Notes Trustee against the costs, expenses, losses and liabilities which might be incurred by it in compliance with such request or direction.
The Existing Notes Trustee and/or certain of its affiliates may provide banking, investment and other services to us. A trustee under the Existing Indenture may act as trustee under any of our other indentures.
Notices
Any notices required to be given to the holders of the Existing Notes will be given to DTC, and DTC will communicate these notices to DTC participants in accordance with its standard procedures.
Governing Law
The Existing Indenture and the Existing Notes are governed by, and will be construed in accordance with, the laws of the State of New York. The Existing Indenture is subject to the provisions of the TIA that are required to be part of the Existing Indenture and shall, to the extent applicable, be governed by such provisions.
Book-Entry, Delivery and Form of Notes
Depositary Procedures
The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Neither Conifer nor the Existing Notes Trustee takes any responsibility for these operations and procedures and urges investors to contact the systems or their participants to directly discuss these matters.
DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (referred to herein as “participants”), and to facilitate the clearance and settlement of transactions in those securities between participants through electronic, computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include both U.S. and non-U.S. securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to banks, securities brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (referred to herein as “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of participants and indirect participants.
DTC has advised us that, pursuant to procedures established by it:
•	upon deposit of the global notes, DTC will credit the accounts of participants designated by the underwriters with portions of the principal amount of the global notes; and

•
ownership of interests in the global notes will be shown on, and the transfer of ownership of the global notes will be effected only through, records maintained by DTC (with respect to participants) or by participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Upon issuance, a holder may hold its interests in the global notes directly through DTC if it is a participant, or indirectly through organizations that are participants or indirect participants. The depositaries, in turn, will hold interests in the Existing Notes in customers’ securities accounts in the depositaries’ names on the books of DTC.
All interests in a global note will be subject to the procedures and requirements of DTC. The laws of some jurisdictions require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to those persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge its interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interests, may be affected by the lack of a physical certificate evidencing its interests. For certain other restrictions on the transferability of the Existing Notes, see “— Exchange of Book Entry Notes for Certificated Notes.”
Except as described below, owners of interests in the global notes will not have Existing Notes registered in their name, will not receive physical delivery of Existing Notes in certificated form and will not be considered the registered owners or holders thereof under the Existing Indenture for any purpose.
Payments on the global notes registered in the name of DTC, or its nominee, will be payable in immediately available funds by the Existing Notes Trustee (or the paying agent if other than the Existing Notes Trustee) to DTC or its nominee in its capacity as the registered holder under the Existing Indenture. Conifer and the Existing Notes Trustee, as applicable, will treat the persons in whose names the Existing Notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Neither the Existing Notes Trustee nor any agent thereof has or will have any responsibility or liability for:
•
any aspect of DTC’s records or any participant’s or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.
DTC has advised Conifer that its current practice, upon receipt of any payment in respect of securities such as the Existing Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by participants and indirect participants to the beneficial owners of Existing Notes will be governed by standing instructions and customary practices and will be the responsibility of participants or indirect participants and will not be the responsibility of DTC, the Existing Notes Trustee, as applicable, or Conifer.
Neither Conifer nor the Existing Notes Trustee will be liable for any delay by DTC or any of its participants or indirect participants in identifying the beneficial owners of the Existing Notes, and Conifer and the Existing Notes Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
Redemption notices shall be sent to DTC or its nominee.
Initial settlement for the Existing Notes was made in immediately available funds. Any secondary market trading activity in interests in the global notes will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will settle in same-day funds.
DTC has advised us that it will take any action permitted to be taken by a holder of Existing Notes only at the direction of one or more participants who have an interest in DTC’s global notes in respect of the portion of the principal amount of the Existing Notes as to which the participant or participants has or have given direction. However, if an event of default exists under the Indenture, DTC reserves the right to exchange the global notes for Existing Notes in certificated form and to distribute the certificated Existing Notes to its participants.
Conifer believes that the information in this section concerning DTC and its book-entry system has been obtained from reliable sources, but Conifer does not take responsibility for the accuracy of this information. Although DTC will agree to the procedures described in this section to facilitate transfers of interests in the global notes among participants in DTC, DTC is not obligated to perform or to continue to perform these procedures, and these procedures may be discontinued at any time by giving reasonable notice. Neither Conifer nor the Existing Notes Trustee will have any responsibility or liability for any aspect of the performance by DTC or its participants or indirect participants of any of their respective obligations under the rules and procedures governing their operations or for maintaining, supervising or reviewing any records relating to the global notes that are maintained by DTC or any of its participants or indirect participants.
Exchange of Book-Entry Notes for Certificated Notes
A global note is exchangeable for certificated Existing Notes in definitive, fully registered form without interest coupons if:
•
DTC notifies Conifer that it is unwilling or unable to continue as depositary for the global notes and Conifer fails to appoint a successor depositary within 90 days of receipt of DTC’s notice, or DTC has ceased to be a clearing agency registered under the Exchange Act and Conifer fails to appoint a successor depositary within 90 days of becoming aware of this condition;

•
at Conifer’s request, DTC notifies holders of the Existing Notes that they may utilize DTC’s procedures to cause the Existing Notes to be issued in certificated form, and such holders request such issuance; or

•	an event of default, or any event which after notice or lapse of time or both would be an event of default, exists under the Existing Indenture and a request is made by DTC or one of its participants.
In addition, beneficial interests in a global note may be exchanged by or on behalf of DTC for certificated Existing Notes upon request by DTC, but only upon at least 20 days’ prior written notice given to the Existing Notes Trustee in accordance with DTC’s customary procedures. In all cases, certificated Existing Notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository in accordance with its customary procedures.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of the material U.S. federal income tax considerations relevant to the purchase of New Notes pursuant to the new money offering, the exchange of Existing Notes for New Notes pursuant to the Exchange Offer and the ownership and disposition of the New Notes. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Department (the “U.S. Treasury”) regulations (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No rulings have been sought or are expected to be sought from the IRS and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. There can be no assurance that a change in law will not alter significantly the tax considerations described in this summary discussion.
This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular beneficial owner (referred to in this summary as a “holder”) in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations or other pass-through entities (and, in each case, the owners of such pass-through entities), any government (or instrumentality or agency thereof), banks, financial institutions, tax-exempt entities, retirement plans, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations” and “passive foreign investment companies” and shareholders of such corporations, trusts and estates, certain former citizens or residents of the United States, part-year non-resident aliens, holders of equity in us, dealers or traders in securities, currencies or notional principal contracts, holders who mark their securities to market for federal income tax purposes, persons holding the Existing Notes or New Notes as part of an integrated investment, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons (other than Non-U.S. Holders (as defined below)) whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of any tax treaty or the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder nor does it discuss any U.S. federal tax consequences other than U.S. federal income tax consequences (such as U.S. federal estate or gift tax consequences). Furthermore, this summary does not address the tax consequences to any shareholder, beneficiary or other owner of an interest in a holder of New Notes.
This discussion deals only with holders that purchase New Notes offered in this Prospectus at the price printed on the front cover of this Prospectus or that exchange their Existing Notes for New Notes pursuant to the Exchange Offer, and that hold Existing Notes and New Notes as “capital assets” (generally, property held for investment).
THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. PROSPECTIVE INVESTORS CONSIDERING PURCHASING THE NEW NOTES PURSUANT TO THE NEW MONEY OFFERING OR PARTICIPATING IN THE EXCHANGE OFFER SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, POTENTIAL CHANGES IN APPLICABLE TAX LAWS AND THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.
As used in this Prospectus, the term “U.S. Holder” means a beneficial owner of Existing Notes or New Notes offered in this Prospectus that is for U.S. federal income tax purposes:
•	An individual who is a citizen or resident of the United States;
•
a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership (or other flow-through entity) for U.S. federal income tax purposes holds Existing Notes or New Notes offered in this Prospectus, the U.S. federal income tax treatment of a partner (or other owner of the entity or arrangement) generally will depend upon the status of the partner (or other owner) and the activities of the partnership, and accordingly, this summary does not apply to partnerships (or other flow-through entities). A partner (or other owner) of a partnership (or other flow-through entity) holding Existing Notes or New Notes offered in this Prospectus should consult its tax advisor regarding the U.S. federal income tax consequences of the purchase of new notes pursuant to the new money offering, the exchange of Existing Notes for New Notes pursuant to the Exchange Offer and the ownership and disposition of the New Notes.
U.S. Holders
Treatment of Exchange Offer
The U.S. federal income tax consequences of exchanging Existing Notes for New Notes pursuant to the Exchange Offer may depend on whether the differences between the New Notes and the Existing Notes constitute a “significant modification.” In general, there will be a significant modification if, based on all the facts and circumstances, and taking into account all modifications collectively, the changes to the legal rights and obligations are “economically significant.” Although not free from doubt, we believe that the changes between the Existing Notes and New Notes should be considered a significant modification, and therefore that the exchange of Existing Notes for New Notes should be considered an exchange for U.S. federal income tax purposes (the “Exchange”). The remainder of this discussion assumes that our position is correct. If, notwithstanding our position, the changes were not considered a significant modification, the exchange of Existing Notes for New Notes would be a non-event for U.S. federal income tax purposes and an exchanging holder’s tax basis and holding period in the New Notes would be the same as its adjusted tax basis and holding period in the Existing Notes exchanged therefor.
The U.S. federal income tax treatment of the Exchange with respect to Existing Notes also will depend on whether the Exchange qualifies as a recapitalization pursuant to Section 368(a)(1)(E) of the Code with respect to Existing Notes, as discussed below. If the Exchange of Existing Notes qualifies as a recapitalization, a U.S. Holder of such notes will not recognize any gain or loss on the Exchange other than to the extent that the aggregate principal amount of the New Notes received by such holder exceeds the aggregate principal amount of the Existing Notes exchanged therefor. A U.S. Holder will take a tax basis in the New Notes equal to its adjusted tax basis in the Existing Notes exchanged therefor immediately prior to the Exchange (increased by the amount of any gain recognized on the Exchange), and such U.S. Holder’s holding period for the New Notes will include its holding period in the Existing Notes exchanged therefor.
In general, the Exchange will qualify as a recapitalization only if both the Existing Notes and the New Notes that are subject to such Exchange constitute “securities” for purposes of Section 368(a)(1)(E) of the Code. The rules for determining whether a debt instrument constitutes a security under the recapitalization provisions of U.S. federal income tax law are unclear. The term “security” is not defined for this purpose in the Code or the Treasury Regulations and has not been clearly defined by judicial decisions. The determination of whether a debt instrument is a security involves an overall evaluation of the nature of the debt instrument, the extent of the investor’s proprietary interest in the issuer compared with the similarity of the debt instrument to a right to receive a cash payment and certain other considerations. One of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. In general, debt instruments with a term of less than five years are not likely to (but may in certain circumstances) be considered securities, debt instruments with a term of ten years or more are likely to be considered securities, while debt instruments with an initial term at issuance of five to ten years are often considered securities, but their status may be unclear. Because the Existing Notes had terms of more than five years, we believe that both the Existing Notes and the New Notes should be considered securities based on the all the relevant facts and circumstances, and the Exchange should qualify as a recapitalization.
This determination is not free from doubt, however, and it is possible that the IRS could take a contrary view. The IRS might assert that either the Existing Notes or the New Notes were not “securities” for U.S. federal income tax purposes, or the Exchange is otherwise not a tax-free recapitalization for U.S. federal income tax purposes. If the Exchange were to fail to qualify for treatment as a tax-free recapitalization, a holder of Existing Notes generally would recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized by such holder in the Exchange (other than any portion of such amount treated as attributable to accrued interest not previously included in income) and its adjusted tax basis in the Existing Notes exchanged. Holders are urged to consult their own tax advisors as to the amount and character of any gain or loss that might be recognized for U.S. federal income tax purposes if the Exchange were treated as a taxable exchange.

Regardless of whether the Exchange of Existing Notes for New Notes qualifies as a recapitalization, cash payments or New Notes received in respect of accrued and unpaid interest on the Existing Notes will be taxed as ordinary interest income to the extent not previously includible in income.
If a U.S. Holder receives cash in lieu of a fractional New Notes, the amount of such cash may be considered, in whole or in part, taxable gain or, alternatively, such U.S. Holder may be treated as having received such fractional New Notes and having had such note retired for cash. Holders are urged to consult their own tax advisors as to the amount and character of any gain or loss in respect of a fractional New Notes that might be recognized for U.S. federal income tax purposes.
Payment of Interest. Interest on a New Note generally will be included in the income of a U.S. Holder as ordinary interest income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. It is expected, and this discussion assumes, that the New Notes will be issued without original issue discount for U.S. federal income tax purposes.
Treatment of New Notes. A U.S. Holder who acquires the New Notes at a premium (i.e., the excess of the holder’s adjusted tax basis over the note’s stated redemption price at maturity) generally may elect to amortize that premium (“amortizable bond premium”) from the purchase date to the New Notes’s maturity date under a constant yield method that reflects semiannual compounding based on the note’s payment period. Amortizable bond premium is treated as an offset to interest income on the New Notes and not as a separate deduction. The election to amortize bond premium, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If such an election to amortize bond premium is not made, a U.S. Holder must include all amounts of taxable interest without reduction for such premium, and may receive a tax benefit from the premium only in computing such U.S. Holder’s gain or loss upon a disposition of the New Notes.
Sale, Exchange, or Retirement of the New Notes. Upon the sale, exchange, retirement, or other taxable disposition of the New Notes, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other taxable disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as such) and the U.S. Holder’s adjusted tax basis in the New Notes. The amount realized by the holder will equal the amount of any cash and the fair market value of any other property received for the new note. A U.S. Holder’s adjusted tax basis in a New Note generally will be the cost of the New Note to such U.S. Holder. Gain or loss realized on the sale, exchange, retirement, or other taxable disposition of the New Notes generally will be capital gain or loss and will be long-term capital gain or loss if the New Note has been held for more than one year. Long term capital gains of non-corporate U.S. Holders are generally subject to preferential rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under “— Payment of Interest.”
Additional Medicare Tax on Unearned Income. A tax of 3.8% is imposed on “net investment income” (or “undistributed net investment income”, in the case of estates and trusts) received by certain individuals, trusts and estates with adjusted gross income above certain threshold amounts. “Net investment income” as defined for United States federal Medicare contribution purposes generally includes interest payments on and gain recognized from the sale or other disposition of the New Notes not held in a trade or business, other than a trade or business that consists of certain passive or trading activities, reduced by permitted deductions properly allocable to the income or gain. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the New Notes.
Non-U.S. Holders
A “Non-U.S. Holder” means a beneficial holder of Existing Notes or New Notes that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.
Payments of Interest. Subject to the discussions below concerning backup withholding and FATCA (as defined below), interest payments that are received from us or our agent generally will not be subject to U.S. federal income or withholding tax if:
•	a Non-U.S. Holder does not actually or constructively own 10% or more of our stock within the meaning of 871(h)(3) of the Code;

•	a Non-U.S. Holder is not a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us (directly or indirectly) through ownership;
•	a Non-U.S. Holder is not a bank extending credit under a loan agreement in the ordinary course of its trade or business;
•	the Non-U.S. Holder satisfies the certification requirements described below; and
•	such interest is not effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder.
A Non-U.S. Holder generally will satisfy the certification requirements if either: (1) the Non-U.S. Holder certifies to the applicable withholding agent, under penalties of perjury, that it is a non-United States person and provides its name, address and U.S. taxpayer identification number, if any (which certification may generally be made on an IRS Form W-8BEN or W-8BEN-E, or a successor form), or (2) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the Notes certifies to the applicable withholding agent under penalties of perjury that it has received the required statement from the Non-U.S. Holder certifying that it is a non-United States person and furnishes the applicable withholding agent with a copy of the statement.
Except as described below under “— Effectively Connected Income,” a Non-U.S. Holder that does not qualify for exemption from withholding as described above generally will be subject to withholding of U.S. federal income tax at a rate of 30% on payments of interest on the Notes. Payments not meeting the requirements for the exemption set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty and complies with any other applicable procedures. We will not pay any additional amounts to U.S. Holders or Non-U.S. Holders in respect of any amounts withheld under applicable law.
Sale, Exchange, or Retirement of the New Notes. Subject to the discussions below concerning backup withholding and FATCA, a Non- U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any capital gain realized on the sale, exchange, retirement, or other taxable disposition of the New Notes unless (1) the gain is effectively connected with the conduct of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply and (2) in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition of the Notes and certain other conditions are met. An individual Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of sale, exchange, or other disposition of a New Note, if certain other conditions are met, will be subject to U.S. federal income tax at a rate of 30% on the gain realized on the sale, exchange, or other taxable disposition of such New Note, subject to the reduction of such gain by such Non-U.S. Holder’s capital losses from U.S. sources. Any amounts which a Non-U.S. Holder receives on a sale, exchange, retirement or other taxable disposition of a New Note which are attributable to accrued but unpaid interest will be taxable as interest and subject to the rules described above under “— Payments of Interest.”
Effectively Connected Income. If a Non-U.S. Holder of a New Note is engaged in the conduct of a trade or business within the United States and if interest on a New Note, or gain realized on the sale, exchange, or other taxable disposition of the New Note, is effectively connected with the conduct of such trade or business (or, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed above are satisfied), generally will be subject to regular U.S. federal income tax on such interest or gain on a net income basis in the same manner as if it were a U.S. Holder (unless an applicable treaty provides otherwise). In addition, if any such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.
Backup Withholding and Information Reporting
In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of principal and interest on the New Notes. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale or other disposition of a New Note before maturity. Additionally, backup withholding generally will apply to any payments unless a U.S. Holder furnishes a correct taxpayer identification number (which for an individual is generally the individual’s Social Security Number) and certifies on an IRS Form W-9, under penalties of perjury, that the U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules or such U.S. Holder otherwise establishes an exemption.
The amount of interest we pay to a Non-U.S. Holder on the New Notes generally will be reported to the Non-U.S. Holder and to the IRS annually even if the Non-U.S. Holder is exempt from the 30% withholding tax described above. Copies of the information returns reporting those payments and the amounts withheld may also be made available to the tax authorities in the country where the Non-U.S. Holder is resident under provisions of an applicable income tax treaty or agreement. In the case of a Non-U.S. Holder, backup withholding and certain other information reporting will not apply to payments made if the Non-U.S. Holder provided the required certification that it is not a United States person, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge or reason to know that the holder is a United States person, or that the conditions of any exemption are not satisfied. Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a disposition of the New Notes effected within the United States or through certain U.S.-related financial intermediaries by a Non-U.S. Holder, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (and certain other conditions are met) or otherwise establishes an exemption from such requirements.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and related Treasury guidance (collectively referred to as “FATCA”) generally impose U.S. federal withholding tax at a rate of 30% on payments to a certain “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) of (i) U.S.-source interest (including interest paid on the New Notes) and (ii) the gross proceeds from the sale or other disposition of an obligation that produces U.S.-source interest (including a disposition of the New Notes), in each case, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. This 30% U.S. federal withholding tax would generally apply in the case of debt obligations held through intermediaries that do not satisfy such information reporting requirements. Accordingly, the entity through which a U.S. Holder or a Non-U.S. Holder holds its New Notes will affect the determination of whether such withholding is required. We will not pay any additional amounts to U.S. Holders or Non-U.S. Holders in respect of any amounts withheld under FATCA. Foreign entities located in jurisdictions that have entered into an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
The Treasury Secretary has issued proposed Treasury Regulations, which, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our securities. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a holder may be eligible for refunds or credits of the tax. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in the New Notes
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S

PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OF THE EXISTING NOTES AND ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements, related notes and other financial information appearing elsewhere in this Prospectus.
Forward-Looking Statements
Certain statements contained in this Prospectus, which are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, as Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give current expectations or forecasts of future events or our future financial or operating performance. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek” and similar terms and phrases, or the negative thereof, may be used to identify forward-looking statements.
The forward-looking statements contained in this Prospectus are based on management’s good-faith belief and reasonable judgment based on current information. The forward-looking statements are qualified by important factors, risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from those in the forward-looking statements, including those described in our Risk Factors appearing elsewhere in this Prospectus. Any forward-looking statement made by us in this Prospectus speaks only as of the date hereof or as of the date specified herein. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable laws or regulations.
Overview
Business Overview
We are an insurance holding company that markets and services our product offerings through specialty commercial and specialty personal insurance business lines. Our growth has been significant since our founding in 2009. Currently, we are authorized to write insurance as an excess and surplus lines carrier in 45 states, including the District of Columbia. We are licensed to write insurance as an admitted carrier in 42 states, including the District of Columbia, and we offer our insurance products in all 50 states.
Our revenues are primarily derived from premiums earned from our insurance operations. We also generate other revenues through investment income and other income which mainly consists of: installment fees and policy issuance fees generally related to the policies we write.
Our expenses consist primarily of losses and loss adjustment expenses, agents’ commissions, and other underwriting and administrative expenses. We organize our operations in three insurance businesses: commercial insurance lines, personal lines, and agency business. Together, the commercial and personal lines refer to “underwriting” operations that take insurance risk, and the agency business refers to non-risk insurance business.
Through our commercial insurance lines, we offer coverage for both commercial property and commercial liability. We also offer coverage for commercial automobiles and workers’ compensation. Our insurance policies are sold to targeted small and mid-sized businesses on a single or multiple-coverage basis.
Through our personal insurance lines, we offer homeowners insurance and dwelling fire insurance products to individuals in several states. Our specialty homeowners insurance product line is primarily comprised of low-value dwelling insurance tailored for owners of lower valued homes, which we offer in Illinois, Indiana and Texas.
Through our wholesale agency business segment, we offer commercial and personal lines insurance products for our Insurance Company Subsidiaries as well as a small number of third-party insurers. The wholesale agency business segment provides our agents with more insurance product options.
Executive Overview
The Company reported $36.2 million of gross written premiums in the first quarter of 2023, representing a 9.9% increase as compared to the same period in 2022. Our commercial lines gross written premiums increased by $389,000, or 1.4%, to $29.0 million in the first quarter of 2023, compared to $28.6 million for the same period in 2022. Personal lines gross written premiums increased by $2.9 million, or 65.3%, to $7.2 million in the first quarter of 2023, compared to $4.4 million for the same period in 2022.

The Company reported net income of $1.0 million, or $0.08 per share, for the three months ended March 31, 2023. The Company reported a net loss of $2.9 million, or $0.30 per share, for the three months ended March 31, 2022.
Adjusted operating income and adjusted operating income per share are non-GAAP measures that represent net income allocable to common shareholders excluding net realized investment gains or losses, other gains or losses, and changes in fair value of equity securities; all net of tax. Adjusted operating income, a non-GAAP measure, was $307,000, or $0.03 per share, for the three months ended March 31, 2023. Adjusted operating loss was $3.1 million, or $0.32 per share, for the three months ended March 31, 2022.
Our underwriting combined ratio was 99.5% for the three months ended March 31, 2023, compared to 112.5% for the same period in 2022. The loss ratio decreased 12.8% to 62.2% for the three months ended March 31, 2023, compared to 75.0% for the same period in 2022.
Results of Operation
Results of Operations For The Year Ended December 31, 2022 and 2021
	Years Ended December 31,
	2022	2021	$ Change	% Change
Gross written premiums	$138,019	$132,095	$5,924	4.5%

Net written premiums	$91,232	$101,429	$(10,197)	(10.1%)

Net earned premiums	$96,711	$98,802	$(2,091)	(2.1%)
Other income	2,768	2,671	97	3.6%
Losses and loss adjustment expenses, net	81,440	69,861	11,579	16.6%
Policy acquisition costs	22,179	28,451	(6,272)	(22.0%)
Operating expenses	18,789	16,509	2,280	13.8%
Loss portfolio transfer risk fee	5,400	—	5,400	*
Underwriting gain (loss)	(28,329)	(13,348)	(14,981)	(112.2%)
Net investment income	3,043	1,968	1,075	54.6%
Net realized investment gains (losses)	(1,505)	2,878	(4,383)	*
Change in fair value of equity securities	403	(2,020)	2,423	*
Gain from VSRM Transaction	8,810	—	8,810	*
Other gains (losses)	59	11,664	(11,605)	*
Interest expense	2,971	2,852	119	4.2%
Income (loss) before income taxes	(20,490)	(1,710)	(18,780)	*
Equity earnings in Affiliate, net of tax	368	824	(456)	(55.3%)
Income tax expense	(9,441)	208	(9,649)	*
Net income (loss)	$(10,681)	$(1,094)	$(9,587)	*
Underwriting Ratios:
Loss ratio(1)	83.9%	70.5%
Expense ratio(2)	38.4%	42.4%
Combined ratio(3)	122.3%	112.9%
(1)	The loss ratio is the ratio, expressed as a percentage, of net losses and loss adjustment expenses to net earned premiums and other income from underwriting operations.
(2)	The expense ratio is the ratio, expressed as a percentage, of policy acquisition costs and operating expenses to net earned premiums and other income from underwriting operations.
(3)	The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100% indicates an underwriting loss.
*	Percentage change is not meaningful

Premiums
Premiums are earned ratably over the term of the policy, whereas written premiums are reflected on the effective date of the policy. Almost all commercial lines and homeowners products have annual policies, under which premiums are earned evenly over one year. The resulting net earned premiums are impacted by the gross and ceded written premiums, earned ratably over the terms of the policies.
Our premiums are presented below for the years ended December 31, 2022 and 2021 (dollars in thousands):
Summary of Premium Revenue
	Years Ended December 31,
	2022	2021	$ Change	% Change
Gross written premiums
Commercial lines	$116,868	$117,075	$(207)	(0.2%)
Personal lines	21,151	15,020	6,131	40.8%
Total	$138,019	$132,095	$5,924	4.5%

Net written premiums
Commercial lines	$72,318	$87,307	$(14,989)	(17.2%)
Personal lines	18,914	14,122	4,792	33.9%
Total	$91,232	$101,429	$(10,197)	(10.1%)

Net Earned premiums
Commercial lines	$80,823	$87,759	$(6,936)	(7.9%)
Personal lines	15,888	11,043	4,845	43.9%
Total	$96,711	$98,802	$(2,091)	(2.1%)
Gross written premiums increased by $5.9 million, or 4.5%, to $138.0 million, for the year ended December 31, 2022, compared to $132.1 million for the year ended December 31, 2021. The increase was attributable to an increase in written premium in our small business and low-value dwelling programs, which was offset by a decrease in written premium in our hospitality programs. Increases in the personal lines business was primarily attributable to an increase in policies, but also due to increases in rates.
Commercial lines gross written premiums decreased $207,000, or 0.2%, to $116.9 million, for the year ended December 31, 2022, compared to $117.1 million for the year ended December 31, 2021. Gross written premiums for our small business programs increased by $4.5 million, or 5.3%, to $89.9 million, for the year ended December 31, 2022, compared to $85.4 million for the year ended December 31, 2021. This increase was offset by our hospitality programs gross written premiums, which decreased by $4.7 million, or 14.9%, to $27.0 million, for the year ended December 31, 2022, compared to $31.7 million for the year ended December 31, 2021.
Personal lines gross written premiums increased $6.1 million, or 40.8%, to $21.1 million, for the year ended December 31, 2022, compared to $15.0 million for the year ended December 31, 2021. This increase was largely driven by our low-value dwelling business.
Net written premiums decreased $10.2 million, or 10.1%, to $91.2 million, for the year ended December 31, 2022, compared to $101.4 million for the year ended December 31, 2021. The Company entered into new specific loss reinsurance treaties on December 31, 2021 and January 1, 2022, which included a 40% ceding commission. This increased ceded written premiums by approximately $11.4 million in 2022. There was no ceding commission on excess of loss treaties during 2021. Ceded earned premiums also increased due to the new treaties by $8.9 million. The increase in ceded earned premiums was offset by the same increase in ceding commissions, which reduced acquisition costs.
Other Income
Other income consists primarily of fees charged to policyholders by the Company for services outside of the premium charge, such as installment billings and policy issuance costs. Other income also includes the interest income from the $6.0 million and $3.0 million promissory notes relating to the transaction on June 30, 2021, by

Sycamore Insurance Agency, Inc. (“Sycamore”) to Venture Agency Holdings, Inc., a related party, of the sale of its customer accounts and other related assets of some of its personal and commercial lines of business (the “Venture Transaction”). The purchase price was $10.0 million of which $1.0 million was paid in cash on June 30, 2021, and $9.0 million was in the form of two promissory notes (one for $6.0 million and one for $3.0 million). The $3.0 million promissory note was paid down by Venture on December 14, 2021, and $5.0 million of the $6.0 million promissory note was paid down by Venture on October 20, 2022. Commission income is also received by the Company’s insurance agency for writing policies for third-party insurance companies. All of the third-party business was sold to Venture at June 30, 2021. Accordingly, other income from that business diminished in 2022 as that business transitioned to Venture.
Other income increased by $97,000, or 3.6%, to $2.8 million for the year ended December 31, 2022, compared to $2.7 million for the year ended December 31, 2021. Other income relating to installment billings and policy issuance costs was lower in 2022 because of the Venture Transaction. This was offset by the interest income received from the $6.0 million promissory note during 2022.
Losses and Loss Adjustment Expenses
The tables below detail our losses and LAE and loss ratios for the years ended December 31, 2022 and 2021 (dollars in thousands).
Year Ended December 31, 2022	Commercial Lines	Personal Lines	Total
Accident year net losses and LAE	$46,884	$10,272	$57,156
Net (favorable) adverse development	23,878	406	24,284
Calendar year net loss and LAE	$70,762	$10,678	$81,440

Accident year loss ratio	57.9%	64.3%	58.9%
Net (favorable) adverse development	29.4%	2.6%	25.0%
Calendar year loss ratio	87.3%	66.9%	83.9%
Year Ended December 31, 2021	Commercial Lines	Personal Lines	Total
Accident year net losses and LAE	$45,393	$5,036	$50,429
Net (favorable) adverse development	18,475	957	19,432
Calendar year net loss and LAE	$63,868	$5,993	$69,861

Accident year loss ratio	51.6%	45.0%	50.9%
Net (favorable) adverse development	21.0%	8.6%	19.6%
Calendar year loss ratio	72.6%	53.6%	70.5%
Net losses and LAE increased by $11.5 million, or 16.6%, to $81.4 million for the year ended December 31, 2022, compared to $69.9 million for the year ended December 31, 2021. The calendar year loss ratios were 83.9% and 70.5% for the years ended December 31, 2022 and 2021, respectively.
The Company experienced $24.3 million of adverse development for the year ended December 31, 2022. Of the $24.3 million of adverse development, $23.9 million was related to the Company's commercial lines of business, while $406,000 was related to the Company's personal lines of business. Of the $24.3 million of adverse development, $1.8 million was related to the 2021 accident year, $4.0 million was related to the 2020 accident year, $9.6 million was related to the 2019 accident year, $5.2 million was related to the 2018 accident year, and $3.7 million was related to 2017 and prior accident years. The adverse development was mostly related to the Company's commercial liability lines and was driven by multiple factors including significant social inflation generating higher severity than historical experience, and longer tail exposure than anticipated, particularly in certain jurisdictions.
The $19.4 million of adverse development in 2021 consisted of $18.5 million from commercial lines and $957,000 from personal lines and mostly related to the 2019 and prior accident years.

Expense Ratio
Our expense ratio is a measure of the efficiency and performance of the commercial and personal lines of business (our risk-bearing underwriting operations). It is calculated by dividing the sum of policy acquisition costs and other underwriting expenses by the sum of net earned premiums and other income of the underwriting business. Costs that cannot be readily identifiable as a direct cost of a segment or product line remain in “Corporate” for segment reporting purposes. The expense ratio excludes wholesale agency and “Corporate” expenses.
The table below provides the expense ratio by major component:
	Years Ended December 31,
	2022	2021
Commercial Lines
Policy acquisition costs	21.8%	29.2%
Operating expenses	16.1%	13.2%
Total	37.9%	42.4%

Personal Lines
Policy acquisition costs	28.8%	29.6%
Operating expenses	12.2%	12.1%
Total	41.0%	41.7%

Total Underwriting
Policy acquisition costs	23.0%	29.3%
Operating expenses	15.4%	13.1%
Total	38.4%	42.4%
Our expense ratio decreased by 4.0% to 38.4% for the year ended December 31, 2022, as compared to the same period in 2021. The decrease was largely due to a reduction in policy acquisition costs attributable to $11.4 million of ceding commission from new excess of loss reinsurance treaties. There were no commissions on excess of loss treaties in 2021.
Policy acquisition costs are costs we incur to issue policies, which include commissions, premium taxes, underwriting reports and underwriter compensation costs. The Company offsets direct commissions with ceded commissions from reinsurers. The percentage of policy acquisition costs to net earned premiums and other income decreased by 6.3%, from 29.3% in 2021, to 23.0% in 2022, mostly due to the new ceding commission mentioned above.
Operating expenses consist primarily of employee compensation, information technology and occupancy costs, such as rent and utilities. Operating expenses as a percent of net earned premiums and other income increased by 2.3%, from 13.1% in 2021, to 15.4% in 2022. The new excess of loss reinsurance treaties with the ceding commission drove net earned premiums lower, resulting in a slightly higher operating expense ratio.

Underwriting Results
We measure the performance of our consolidated results, in part, based on our underwriting gain or loss. The following table provides the underwriting gain or loss for the years ended December 31, 2022 and 2021 (dollars in thousands):
Underwriting Gain (Loss)
	Years Ended December 31,
	2022	2021	Change
Commercial Lines	$(25,845)	$(13,229)	$(12,616)
Personal Lines	(1,248)	529	(1,777)
Total Underwriting	(27,093)	(12,700)	(14,393)
Wholesale Agency	(554)	(261)	(293)
Corporate	(921)	(757)	(164)
Eliminations	239	370	(131)
Total underwriting income (loss)	$(28,329)	$(13,348)	$(14,981)
Investment Income
Net investment income increased by $1.0 million, or 54.6%, to $3.0 million for the year ended December 31, 2022, compared to $2.0 million for the year ended December 31, 2021. This increase was due to an increase in interest income in our debt securities due to higher interest rates in 2022. Average invested assets during 2022 were $160.1 million compared to $183.0 million for the same period in 2021. The investment portfolio was comprised of 81.2% debt securities, 3.5% equity securities, and 15.3% short-term investments as of December 31, 2022. The investment portfolio was comprised of 82.5% debt securities, 7.6% equity securities, and 9.9% short-term investments as of December 31, 2021.
The debt securities portfolio had an average credit quality was AA+ and AA at December 31, 2022 and 2021, respectively. The portfolio produced a tax-equivalent book yield of 2.3% and 1.4% for the years ended December 31, 2022 and 2021, respectively. The option adjusted duration of the debt securities portfolio was 3.5 years and 3.6 years at December 31, 2022 and 2021, respectively.
Realized Investment Gains (Losses)
Net realized investment losses were $1.5 million during 2022, compared to $2.9 million of investment gains in 2021. The $4.4 million decrease was due to the Company repositioning its equity portfolio as well as negative overall market conditions that were experienced during 2022.
Interest Expense
Interest expense was $2.9 million for the years ended December 31, 2022 and 2021. We issued $25.3 million of public senior unsecured notes (the “Notes”) in 2018. The Company did not repurchase any of the Notes in 2022 and 2021. Interest expense includes the amortization of debt issuance costs relating to the Notes which is $260,000 per annum over the 5-year life of the Notes. The interest expense relating to the amortization of debt issuance costs for the existing $10.5 million of the Subordinated Notes is $51,000 per annum over the 20-year life of the Subordinated Notes.
The Company had a $10.0 million line of credit during 2022 and 2021, which it drew upon and paid down at various times. This contributed to the interest expense in 2022 and 2021. The Company had no outstanding balance on its line of credit on December 31, 2022, as the line of credit agreement matured on December 1, 2022. The line of credit agreement was not renewed with the Lender after it matured on December 1, 2022.
Income Tax Expense
For the year ended December 31, 2022, the Company reported $6,000 of current federal income tax expense and $39,000 of current state income tax expense. The Company reported a deferred tax benefit of $9.4 million and $0 for the years ended December 31, 2022 and 2021, respectively.

There is a $21.7 million valuation allowance against 100% of the net deferred tax assets at December 31, 2022, which would increase book value by $1.77 per share if reversed in the future. The valuation allowance was $14.6 million as of December 31, 2021. As of December 31, 2022, the Company has net operating loss carryforwards for federal income tax purposes of $65.6 million, of which $50.4 million expire in tax years 2030 through 2042 and $15.2 million never expire. Of this amount, $7.6 million are limited in the amount that can be utilized in any one year and may expire before they are realized under Section 382 of the Internal Revenue Code. The Company has state net operating loss carryforwards of $107.2 million, which expire in tax years 2023 through 2042.
Results of Operations For The Three Months Ended March 31, 2023 and 2022
The following table summarizes our operating results for the periods indicated (dollars in thousands):
Summary of Operating Results
	Three Months Ended March 31,
	2023	2022	$ Change	% Change
Gross written premiums	$36,214	$32,964	$3,250	9.9%

Net written premiums	$18,342	$18,021	$321	1.8%

Net earned premiums	$21,952	$23,955	$(2,003)	(8.4)%
Other income	626	698	(72)	(10.3%)
Losses and loss adjustment expenses, net	13,713	18,018	(4,305)	(23.9)%
Policy acquisition costs	4,721	5,464	(743)	(13.6)%
Operating expenses	4,279	4,160	119	2.9%
Underwriting gain (loss)	(135)	(2,989)	2,854	*
Net investment income	1,307	507	800	157.8%
Net realized investment gains (losses)	—	(69)	69	*
Change in fair value of equity securities	694	280	414	147.9%
Other gains (losses)	—	(5)	5	*
Interest expense	686	711	(25)	(3.5)%
Income (loss) before equity earnings in Affiliate, net of tax	1,180	(2,987)	4,167	*
Equity earnings (loss) in Affiliate, net of tax	(179)	76	(255)	*
Income tax expense	—	(41)	41	*
Net income (loss)	$1,001	$(2,870)	$3,871	*

Book value per common share outstanding	$1.82	$3.13

Underwriting Ratios:
Loss ratio(1)	62.2%	75.0%
Expense ratio(2)	37.3%	37.5%
Combined ratio(3)	99.5%	112.5%
(1)	The loss ratio is the ratio, expressed as a percentage, of net losses and loss adjustment expenses to net earned premiums and other income from underwriting operations.
(2)	The expense ratio is the ratio, expressed as a percentage, of policy acquisition costs and other underwriting expenses to net earned premiums and other income from underwriting operations.
(3)	The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100% indicates an underwriting loss.
*	Percentage change is not meaningful.

Premiums
Premiums are earned ratably over the term of the policy, whereas written premiums are reflected on the effective date of the policy. Almost all commercial lines and homeowners products have annual policies, under which premiums are earned evenly over one year. The resulting net earned premiums are impacted by the gross and ceded written premiums, earned ratably over the terms of the policies.
Our premiums are presented below for the three months ended March 31, 2023 and 2022 (dollars in thousands):
Summary of Premium Revenue
	Three Months Ended March 31,
	2023	2022	$ Change	% Change
Gross written premiums
Commercial lines	$28,975	$28,586	$389	1.4%
Personal lines	7,239	4,378	2,861	65.3%
Total	$36,214	$32,964	$3,250	9.9%

Net written premiums
Commercial lines	$12,241	$14,340	$(2,099)	(14.6)%
Personal lines	6,101	3,681	2,420	65.7%
Total	$18,342	$18,021	$321	1.8%

Net earned premiums
Commercial lines	$17,123	$20,524	$(3,401)	(16.6)%
Personal lines	4,829	3,431	1,398	40.7%
Total	$21,952	$23,955	$(2,003)	(8.4)%
Gross written premiums increased $3.2 million, or 9.9%, to $36.2 million for the three months ended March 31, 2023, as compared to $33.0 million for the same period in 2022.
Commercial lines gross written premiums increased $389,000, or 1.4%, to $29.0 million in the first quarter of 2023, as compared to $28.6 million for the first quarter of 2022.
Personal lines gross written premiums increased $2.8 million, or 65.3%, to $7.2 million in the first quarter of 2023, as compared to $4.4 million for the same period in 2022. The increased gross written premiums were primarily due to $1.8 million of quarter-over-quarter premium growth in the Company’s low-value dwelling book of business as we continue to expand in Texas and Oklahoma.
Net written premiums increased $321,000, or 1.8%, to $18.3 million for the three months ended March 31, 2023, as compared to $18.0 million for the same period in 2022. Commercial lines net written premiums decreased due to more ceded premiums as a result of a higher reinsurance cost and the Company entered into a new quota share reinsurance agreement, effective January 1, 2023. The new quota share treaty applies to a subset of our commercial business that represents approximately 14% of our gross written premiums in the first quarter of 2023. The Company ceded $5.3 million of written premium related to this quota share reinsurance agreement during the first quarter of 2023.
Other Income
Other income consists primarily of fees charged to policyholders by the Company for services outside of the premium charge, such as installment billings and policy issuance costs. Commission income is also received by the Company’s insurance agency for writing policies for third-party insurance companies. Other income decreased by $72,000, or 10.3%, to $626,000 for the three months ended March 31, 2023, as compared to $698,000 for the same period in 2022.

Losses and Loss Adjustment Expenses
The tables below detail our losses and loss adjustment expenses and loss ratios in our underwriting business for the three months ended March 31, 2023 and 2022 (dollars in thousands).
Three months ended March 31, 2023	Commercial Lines	Personal Lines	Total
Accident year net losses and LAE	$11,364	$3,562	$14,926
Net (favorable) adverse development	(817)	(396)	(1,213)
Calendar year net losses and LAE	$10,547	$3,166	$13,713

Accident year loss ratio	66.2%	73.4%	67.8%
Net (favorable) adverse development	(4.8)%	(8.1)%	(5.6)%
Calendar year loss ratio	61.4%	65.3%	62.2%
Three months ended March 31, 2022	Commercial Lines	Personal Lines	Total
Accident year net losses and LAE	$10,870	$1,627	$12,497
Net (favorable) adverse development	5,740	(219)	5,521
Calendar year net losses and LAE	$16,610	$1,408	$18,018

Accident year loss ratio	52.8%	47.3%	52.0%
Net (favorable) adverse development	27.9%	(6.3)%	23.0%
Calendar year loss ratio	80.7%	41.0%	75.0%
Net losses and LAE decreased by $4.3 million, or 23.9%, to $13.7 million during the first quarter of 2023, compared to $18.0 million for the same period in 2022. The decrease in losses was driven by $1.2 million of net favorable development from prior accident years as compared to $5.5 million of adverse development in the first quarter of 2022. The Company's favorable development primarily related to accident years 2022 and 2021 and was a result of better than expected emergence in the commercial liability lines. The majority of the favorable development occurred in the 2022 and 2021 accident years. For accident year 2022, the redundancy was due in part to less-than-expected commercial property loss emergence during the first quarter of 2023. For accident year 2021, the claim frequency of the quick service restaurant program was less than expected resulting in a reduction in the estimated ultimate loss.
The Company experienced $5.5 million of adverse development for the three months ended March 31, 2022, of which $1.5 million was related to 2017 and prior accident years, $1.3 million was related to the 2018 accident year, $1.3 million was related to the 2019 accident year, and $1.5 million was related to the 2020 accident year. Of the $5.5 million of adverse development, $5.7 million was related to the Company’s commercial lines of business, while the Company’s personal lines of business experienced $219,000 of favorable development in the first quarter of 2022.
Expense Ratio
Our expense ratio is a measure of the efficiency and performance of the commercial and personal lines of business (our risk-bearing underwriting operations). It is calculated by dividing the sum of policy acquisition costs and other underwriting expenses by the sum of net earned premiums and other income of the underwriting business. Costs that cannot be readily identifiable as a direct cost of a segment or product line remain in “Corporate” for segment reporting purposes. The expense ratio excludes wholesale agency and “Corporate” expenses.

The table below provides the expense ratio by major component.
	Three Months Ended March 31,
	2023	2022
Commercial Lines
Policy acquisition costs	18.6%	21.2%
Operating expenses	17.6%	15.3%
Total	36.2%	36.5%
Personal Lines
Policy acquisition costs	28.6%	31.8%
Operating expenses	12.2%	11.7%
Total	40.8%	43.5%
Total Underwriting
Policy acquisition costs	20.8%	22.7%
Operating expenses	16.5%	14.8%
Total	37.3%	37.5%
Our expense ratio decreased by 0.2% during the first quarter of 2023, compared to the same period in 2022.
Policy acquisition costs are costs we incur to issue policies, which include commissions, premium taxes, underwriting reports and underwriter compensation costs. The Company offsets direct commissions with ceding commissions from reinsurers. The percentage of policy acquisition costs to net earned premiums and other income decreased by 1.9%, from 22.7% in the first quarter of 2022, to 20.8% for the same period in 2023. The decrease was primarily related to additional ceding commissions, which reduces commission expense, as a result of the new quota share reinsurance treaty mentioned above.
Operating expenses consist primarily of employee compensation, information technology and occupancy costs, such as rent and utilities. Operating expenses as a percent of net earned premiums and other underwriting income increased by 1.7% during the first quarter of 2023 to 16.5%, compared to 14.8% for the same period in 2022. Operating expenses were substantially flat in the quarter compared to the first quarter of 2022, however, the reduction in net earned premiums, due to additional ceded premiums, drove the operating expense ratio higher.
Segment Results
We measure the performance of our consolidated results, in part, based on our underwriting gain or loss. The following table provides the underwriting gain or loss for the three months ended March 31, 2023 and 2022 (dollars in thousands):
Segment Gain (Loss)	Three Months Ended March 31,
	2023	2022	$ Change
Commercial Lines	$404	$(3,533)	$3,937
Personal Lines	(295)	534	(829)
Total Underwriting	109	(2,999)	3,108
Wholesale Agency	(21)	62	(83)
Corporate	(235)	(158)	(77)
Eliminations	12	106	(94)
Total segment gain (loss)	$(135)	$(2,989)	$2,854

Liquidity and Capital Resources
Sources and Uses of Funds
At December 31, 2022, we had $54.0 million in cash, cash equivalents, and short-term investments. Our principal sources of funds are insurance premiums, investment income, proceeds from maturity and sale of invested assets and other income. These funds are primarily used to pay claims, commissions, employee compensation, taxes and other operating expenses, and service debt.
At March 31, 2023, we had $49.6 million in cash, cash equivalents and short-term investments. Our principal sources of funds are insurance premiums, investment income, proceeds from maturities and sales of invested assets and installment fees. These funds are primarily used to pay claims, commissions, employee compensation, taxes and other operating expenses, and service debt.
Management plans to issue new public debt or sell assets that will provide sufficient cash flow to pay off the senior unsecured notes that are coming due within the next twelve months. We believe it is probable that we will be able to issue new public debt or sell assets and repay the senior unsecured notes by September 30, 2023. We believe that our existing cash, cash equivalents, short-term investments and investment securities balances will be adequate to meet our operating liquidity needs and the needs of our subsidiaries on a short-term and long-term basis. With the expected execution of the senior debt refinancing, we believe we can meet our capital needs as well over the next twelve months.
We believe that our existing cash, cash equivalents, short-term investments and investment securities balances will be adequate to meet our capital and liquidity needs and the needs of our subsidiaries on a short-term and long-term basis.
We conduct our business operations primarily through our Insurance Company Subsidiaries. Our ability to service debt, and pay administrative expenses is primarily reliant upon our intercompany service fees paid by the Insurance Company Subsidiaries to the holding company for management, administrative, and information technology services provided to the Insurance Company Subsidiaries by the Parent Company. Secondarily, the Parent Company may receive dividends from the Insurance Company Subsidiaries; however, this is not the primary means in which the holding company supports its funding as state insurance laws restrict the ability of our Insurance Company Subsidiaries to declare dividends to the Parent Company. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10% of statutory surplus at the end of the preceding year. No dividends were paid from our Insurance Company Subsidiaries in 2022, 2021 or 2020.
We contributed $6.8 million, $11.4 million and $1.2 million to our Insurance Company Subsidiaries in 2022, 2021 and 2020, respectively. We believe that the current statutory surplus levels and the funds available at the holding company level will provide the necessary statutory capital to support our premium volume growth over the next twelve months.
We are aware that our outstanding debt securities are currently trading at a discount to their face amount. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, we may, from time to time, purchase such debt for cash, in exchange for common stock, or for a combination of cash and common stock, in open market or privately negotiated transactions. We will evaluate any such transactions in light of then-existing market conditions, taking into account our current liquidity and prospects for future access to capital. The amounts involved in such transactions, individually or in the aggregate, may be material.
Cash Flows
Operating Activities. Cash used by operating activities for the year ended December 31, 2022 was $40.5 million compared to cash provided by operating activities of $5.4 million for the same period in 2021. The $45.9 million decrease was primarily due to a $45.2 million increase in paid losses and $8.0 million decrease in premiums collected, net of reinsurance premiums. This decrease was offset by a $6.9 million decrease in the amount of acquisition costs paid during 2022 compared to 2021.
Cash used in operating activities for the three months ended March 31, 2023 was $6.0 million compared to $8.5 million for the same period in 2022. The $2.5 million decrease in cash used in operating activities was primarily due a $2.8 million increase in net written premiums received, a reduction in operating expenses of approximately $525,000, and a $581,000 increase in investment income. These amounts were partially offset by a $175,000 increase in net losses paid and a $98,000 increase in acquisition costs paid.

Cash provided by operating activities for the year ended December 31, 2021 was $5.4 million, compared to $3.0 million for the same period in 2020. The $2.4 million increase was primarily due to a $12.4 million increase in premiums collected, net of reinsurance premiums. This increase was offset by a $6.6 million increase in paid claims, a $2.7 million increase in acquisition costs paid, and a $1.4 million decrease in investment income received.
Investing Activities. Cash provided by investing activities for the year ended December 31, 2022 was $56.5 million compared to $1.4 million in 2021. The $55.1 million increase in cash provided by investing activities over the prior year was driven by $34.3 million increase in net proceeds from sale of investments in 2022, compared to the same period in 2021. The Company also experienced an increase of $32.8 million from its sale of agency business in 2022, compared to the same period in 2021.
Cash used by investing activities for the three months ended March 31, 2023 was $468,000, compared to $1.5 million of cash provided by investing activities for the same period in 2022. The $2.0 million decrease in cash provided by investing activities was driven by a $4.5 million decrease in proceeds from sales of investments, and a $4.5 million decrease in proceeds from maturities and redemptions of investments in the first quarter of 2023, compared to the same period of 2022, respectively. This increase was offset by an $8.0 million decrease in proceeds used for the purchases of investments during the first quarter of 2023, compared to the same period in 2022.
Cash provided by investing activities for the year ended December 31, 2021 was $1.4 million. Cash used in investing activities was $7.3 million in 2020. The $8.7 million increase in cash provided by investing activities over the prior year was driven by a reduction in the purchases of investments in 2021, compared to the same period in 2020. There was a significant repositioning of the Company's portfolio during the year ended 2020 from the COVID-19 pandemic, which caused an increase in the purchase of investments.
Financing Activities. Cash provided by financing activities for the years ended December 31, 2022, was $2.1 million compared to $5.0 million of cash used by financing activities for years ended December 31, 2021. The $7.1 million increase was largely attributed to the Company raising $5.0 million through the issuance of additional common stock in August 2022.
Cash used by financing activities for the years ended December 31, 2021, was $5.0 million compared to $5.1 million of cash provided by financing activities for years ended December 31, 2020. The $10.1 million decrease in cash provided by financing activities was mostly due to the Company paying down $8.0 million on its line of credit during 2021. The Company's borrowings under debt arrangements were also $2.7 million less in 2021 compared to 2020.
Cash provided by financing activities for the three months ended March 31, 2023 was $0 compared to $5.0 million in the same period of 2022. The Company's line of credit matured on December 1, 2022, and was not renewed. The Company had $5.0 million of borrowings on the line of credit during the first quarter of 2022.
Outstanding Debt
On April 24, 2020, the Company received a $2.7 million PPP loan from the line of credit Lender pursuant to the Paycheck Protection Program of the CARES Act administered by the SBA. The Company received notice from the SBA that the loan was 100% forgiven, including accrued interest, on July 8, 2021. This resulted in a $2.8 million gain that is included in Other Gains on the Consolidated Statement of Operations.
In 2018, the Company issued $25.3 million of Notes. The Notes bear an interest rate of 6.75% annum, payable quarterly at the end of March, June, September and December and mature on September 30, 2023. Proceeds from the Notes were used to pay down $19.5 million of the $30.0 million of subordinated notes that were issued in the third quarter of 2017. The Company did not repurchase any of the Notes during 2022 and 2021. The Company repurchased 36,761 units of the Notes in the public market during 2020 with a face value of $919,000. The Notes were repurchased at a discount to face value, which resulted in a $260,000 gain on extinguishment in 2020. This gain is reflected in the Consolidated Statement of Operations as Other gains.
The Company also has outstanding $10.5 million of Subordinated Notes maturing on September 30, 2038. The Subordinated Notes bear an interest rate of 7.5% per annum until September 30, 2023, and 12.5% thereafter, and allow for four quarterly interest payment deferrals. Interest is payable quarterly at the end of March, June, September and December. Beginning September 30, 2021, the Company may redeem the Subordinated Notes, in whole or in part, for a call premium of $1.1 million. The call premium escalates each quarter to ultimately $1.75 million on September 30, 2023, then steps up to $3.05 million on December 31, 2023, and increases quarterly at a 12.5% per annum rate thereafter.

The carrying value of the Notes and Subordinated Notes are offset by $1.0 million of debt issuance costs that will be amortized through interest expense over the life of the loans. Refer to Note 9 ~ Debt of the Notes to the Consolidated Financial Statements, for additional information regarding our outstanding debt.
The Company maintained a $10.0 million line of credit with a national bank (the “Lender”) that matured on December 1, 2022. The line of credit was not renewed after it matured. The line of credit contained interest at the London Interbank rate (“LIBOR”) plus 2.75% per annum, payable monthly.
Statutory Capital and Surplus
Our Insurance Company Subsidiaries are required to file quarterly and annual financial reports with state insurance regulators. These financial reports are prepared using statutory accounting practices promulgated by the Insurance Company Subsidiaries’ state of domiciliary, rather than GAAP. The Insurance Company Subsidiaries’ aggregate statutory capital and surplus (which is a statutory measure of equity) was $61.0 million and $59.9 million at March 31, 2023 and December 31, 2022, respectively.
Recent Developments
VSRM Transaction
Prior to October 13, 2022, Sycamore owned 50% of Venture Agency Holdings, Inc. (“Venture”) and has accounted for its ownership under the equity method of accounting. On October 13, 2022, Sycamore purchased the other 50% of Venture from an individual for $9.7 million. Following this purchase, Sycamore owned 100% of Venture, which was then renamed to VSRM, Inc. (“VSRM”). VRSM and its two wholly owned subsidiaries, The Roots Insurance Agency, Inc. (“Roots”) and Mitzel Insurance Agency, Inc. (“Mitzel”) were incorporated into the Company's consolidated financial statements as of the date of the acquisition.
The Company recognized Sycamore's purchase of the individual's shares of VSRM as a step acquisition and revalued all assets and liabilities upon the acquisition date.
On October 14, 2022, VSRM sold all of its security guard and alarm installation insurance brokerage business (the “Security & Alarm Business”) to a third party insurance brokerage firm for $38.2 million. As part of the transaction, the individual who previously owned 50% of VSRM transitioned employment to the buyer, along with a team of approximately eight other employees of VSRM. The Company recognized this transaction as the sale of a business.
On December 30, 2022, VSRM contributed its remaining business, including its two wholly owned subsidiaries (Mitzel and Roots) to a new wholly owned subsidiary, Sycamore Specialty Underwriters, LLC (“SSU”). The business contributed to SSU consisted of customer accounts of substantially all of the personal lines business and a small subset of the commercial lines business underwritten by the Insurance Company Subsidiaries, and all of the customer accounts VSRM produced for third-party insurers, other than the security guard and alarm installation brokerage business previously sold.
On December 31, 2022, Andrew D. Petcoff purchased 50% of SSU from VSRM, Inc. for $1,000. As a result, SSU and its two wholly owned subsidiaries, Roots and Mitzel, are no longer consolidated in the Company's consolidated financial statements as of December 31, 2022, and VSRM's investment in SSU is accounted for using the equity method.
Loss Portfolio Transfer
On November 1, 2022, the Company entered into a loss portfolio transfer (“LPT”) reinsurance agreement with Fleming Reinsurance Ltd (“Fleming Re”). Under the agreement, Fleming Re will cover an aggregate limit of $66.3 million of paid losses on $40.8 million of stated net reserves as of June 30, 2022, relating to accident years 2019 and prior. This covers substantially all of the commercial liability lines underwritten by the Company. Within the aggregate limit, there is a $5.5 million loss corridor in which the Company retains losses in excess of $40.8 million. Fleming Re is then responsible to cover paid losses in excess of $46.3 million up to $66.3 million. Accordingly, there is $20.0 million of adverse development cover for accident years 2019 and prior. Under the agreement, Fleming Re was paid $40.8 million for stated net reserves as of June 30, 2022, plus a one-time risk fee of $5.4 million. Recoverables due to the Company under this agreement are recorded as reinsurance recoverables. The agreement is between CIC and WPIC and Fleming Re.

As of March 31, 2023, the Company has recorded losses through the $5.5 million corridor and $2.4 million into the $20.0 million layer. As of December 31, 2022, the Company recorded losses through the $5.5 million corridor and $644,000 into the $20.0 million layer.
The Company paid $25.0 million in cash on October 14, 2022, which was offset for claims paid through September 30, 2022 and $13.6 million of funds withheld.
A.M. Best
On April 21, 2022, A.M. Best downgraded the Company’s Long-Term Issuer Credit Rating (Long-Term ICR) from “bb” (Fair) to “bb-” (Fair), and downgraded the Company’s insurance subsidiaries Financial Strength Rating from “B++” (Good) to “B+” (Good) and the Long-Term ICR from “bbb” (Good) to “bbb-” (Good). The outlook assigned to all these ratings by A.M. Best was Stable. We do not believe the rating changes will have a material effect on our business.
Critical Accounting Policies and Estimates
General
We identified the accounting estimates below as critical to the understanding of our financial position and results of operations. Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. See the Consolidated Financial Statements Note 1 ~ Summary of Significant Accounting Policies, for further details.
Unpaid Loss and Loss Adjustment Expense Reserves
Our recorded loss and loss adjustment expenses (“LAE”) reserves represent management’s best estimate of unpaid loss and LAE at each balance sheet date, based on information, facts and circumstances known at such time. Our loss and LAE reserves reflect our estimates at the balance sheet date of:
•	Case reserves, which are unpaid loss and LAE amounts that have been reported; and
•	Incurred but not reported (“IBNR”) reserves, which are (1) unpaid loss and LAE amounts that have been incurred but not yet reported; and (2) the expected development on case reserves.
We do not discount the loss and LAE reserves for the time value of money.
Case reserves are initially set by our claims personnel. When a claim is reported to us, our claims department completes a case-basis valuation and establishes a case reserve for the estimated amount of the probable ultimate losses and LAE associated with that claim. Our claims department updates their case-basis valuations upon receipt of additional information and reduces case reserves as claims are paid. The case reserve is based primarily upon an evaluation of the following factors:
•	The type of loss;
•	The severity of injury or damage;
•	Our knowledge of the circumstances surrounding the claim;
•	The jurisdiction of the occurrence;
•	Policy provisions related to the claim;
•
Expenses intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims, costs of outside adjusters and experts, and all other expenses which are identified to the case; and

•	Any other information considered pertinent to estimating the indemnity and expense exposure presented by the claim.

IBNR reserves are determined by subtracting case reserves and paid loss and LAE from the estimated ultimate loss and LAE. Our actuarial department develops estimated ultimate loss and LAE on a quarterly basis. Our Reserve Review Committee (which includes our Chief Executive Officer, President, Chief Financial Officer, other members of executive management, and key actuarial, underwriting and claims personnel) meets each quarter to review our actuaries’ estimated ultimate expected loss and LAE.
We use several generally accepted actuarial methods to develop estimated ultimate loss and LAE estimates by line of business and accident year. This process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is a reasonable basis for predicting future outcomes. These methods utilize various inputs, including:
•	Written and earned premiums;
•	Paid and reported losses and LAE;
•	Expected initial loss and LAE ratio, which is the ratio of incurred losses and LAE to earned premiums; and
•	Expected claim reporting and payout patterns based on our own loss experience and supplemented with insurance industry data where applicable.
The principal standard actuarial methods used by our actuaries for their comprehensive reviews include:
•	Loss ratio method—This method uses loss and LAE ratios for prior accident years, adjusted for current trends, to determine an appropriate expected loss and LAE ratio for a given accident year;
•
Loss development methods—Loss development methods assume that the losses and LAE yet to emerge for an accident year are proportional to the paid or reported loss and LAE amounts observed to-date. The paid loss development method uses losses and LAE paid to date, while the reported loss development method uses losses and LAE reported to date;

•	Bornheutter-Ferguson method—This method is a combination of the loss ratio and loss development methods, where the loss development factor is given more weight as an accident year matures; and
•	Frequency/severity method—This method projects claim counts and average cost per claim on a paid or reported basis for high frequency, low severity products.
Our actuaries give different weights to each of these methods based upon the amount of historical experience data by line of business and by accident year, and based on judgment as to what method is believed to result in the most accurate estimate. The application of each method by line of business and by accident year may change in the future if it is determined that a different emphasis for each method would result in more accurate estimates.
Our actuaries also analyze several diagnostic measures by line of business and accident year, including but not limited to: reported and closed frequency and severity, claim reporting and claim closing patterns, paid and incurred loss ratio development, and ratios of paid loss and LAE to incurred loss and LAE. After the actuarial methods and diagnostic measures have been performed and analyzed, our actuaries use their judgment and expertise to select an estimated ultimate loss and LAE by line of business and by accident year.
Our actuaries estimate an IBNR reserve for our unallocated LAE not specifically identified to a particular claim, namely our internal claims department salaries and associated general overhead and administrative expenses associated with the adjustment and processing of claims. These estimates, which are referred to as unallocated loss adjustment expense (“ULAE”) reserves, are based on internal cost studies and analyses reflecting the relationship of ULAE paid to actual paid and incurred losses. We select factors that are applied to case reserves and IBNR reserve estimates in order to estimate the amount of ULAE reserves applicable to estimated loss reserves at the balance sheet date.
We allocate the applicable portion of our estimated loss and LAE reserves to amounts recoverable from reinsurers under reinsurance contracts and report those amounts separately from our loss and LAE reserves as an asset on our balance sheet.

The estimation of ultimate liability for losses and LAE is a complex, imprecise and inherently uncertain process, and therefore involves a considerable degree of judgment and expertise. Our loss and LAE reserves do not represent an exact measurement of liability, but are estimates based upon various factors, including but not limited to:
•	Actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known;
•	Estimates of future trends in claims severity and frequency;
•	Assessment of asserted theories of liability; and
•	Analysis of other factors, such as variables in claims handling procedures, economic factors, and judicial and legislative trends and actions.
Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis, and are subject to a significant degree of variability over time. In addition, the establishment of loss and LAE reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience or which cannot yet be quantified. As a result, an integral component of our loss and LAE reserving process is the use of informed subjective estimates and judgments about our ultimate exposure to losses and LAE. Accordingly, the ultimate liability may vary significantly from the current estimate. The effects of change in the estimated loss and LAE reserves are included in the results of operations in the period in which the estimate is revised.
Our reserves consist entirely of reserves for property and liability losses, consistent with the coverages provided for in the insurance policies directly written or assumed by us under reinsurance contracts. Several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. The level of IBNR reserves in relation to total reserves depends upon the characteristics of the specific line of business, particularly related to the speed with which claims are reported and outstanding claims are paid. Lines of business for which claims are reported slowly will have a higher percentage of IBNR reserves than lines of business that report and settle claims more quickly.
The following table shows the ratio of IBNR reserves to total reserves net of reinsurance recoverables as of December 31, 2022 (dollars in thousands):
Line of Business	Case Reserves	IBNR Reserves	Total Reserves	Ratio of IBNR to Total Reserves
Commercial Lines	$36,354	$41,903	$78,257	53.5%
Personal Lines	2,944	1,687	4,631	36.4%
Total Lines	$39,298	$43,590	$82,888	52.6%
Included in the reinsurance recoverables were reinsurance recoverables from the LPT which were $24.4 million of reinsurance recoverables on case reserves and $1.5 million of reinsurance recoverables on IBNR. All of the reinsurance recoverables from the LPT are included in commercial lines.
Although we believe that our reserve estimates are reasonable, it is possible that our actual loss and LAE experience may not conform to our assumptions and may, in fact, vary significantly from our assumptions. Accordingly, the ultimate settlement of losses and the related LAE may vary significantly from the estimates included in our financial statements. We continually review our estimates and adjust them as we believe appropriate as our experience develops or new information becomes known to us. Such adjustments are included in current operations.
Our loss and LAE reserves do not represent an exact measurement of liability, but are estimates. The most significant assumptions affecting our IBNR reserve estimates are the loss development factors applied to paid losses and case reserves to develop IBNR by line of business and accident year. Although historical loss development provides us with an indication of future loss development, it typically varies from year to year. Thus, for each accident year within each line of business we select one loss development factor out of a range of historical factors.
We generated a sensitivity analysis of our net reserves which represents reasonably likely levels of variability in our selected loss development factors. We believe the most meaningful approach to the sensitivity analysis is to vary the loss development factors that drive the ultimate loss and LAE estimates. We applied this approach on an accident year basis, reflecting the reasonably likely differences in variability by level of maturity of the underlying loss experience for each accident year. Generally, the most recent accident years are characterized by more unreported losses and less information available for settling claims, and have more inherent uncertainty than the reserve estimates for more mature accident years. Therefore, we used variability factors of plus or minus 10% for the most recent accident year, 5% for the preceding accident year, and 2.5% for the second preceding accident year. There is minimal expected variability for accident years at four or more years’ maturity.
The following table displays ultimate net loss and LAE and net loss and LAE reserves by accident year for the year ended December 31, 2022. We applied the sensitivity factors to each accident year amount and have calculated the amount of potential net loss and LAE reserve change and the impact on 2022 reported pre-tax income and on net income and shareholders’ equity at December 31, 2022. We believe it is not appropriate to sum the illustrated amounts as it is not reasonably likely that each accident year’s reserve estimate assumptions will vary simultaneously in the same direction to the full extent of the sensitivity factor. The shareholders' equity amounts include an income tax rate assumption of 21%, however due to the net operating losses (“NOL”) available to use against taxable income and the offsetting valuation allowance, there is no difference between pre-tax income and shareholders’ equity in this schedule. The dollar amounts in the table are in thousands.
	As of December 31, 2022			Impact
	Net Ultimate Loss and LAE(1)	Net Loss and LAE Reserves(1)	Ultimate Loss and LAE Sensitivity Factor	Pre- Tax Income(2)	Shareholders' Equity(2)
Increased Ultimate Losses & LAE
Accident Year 2022	$57,136	$36,262	10.0%	$(5,714)	$(4,514)
Accident Year 2021	52,152	22,840	5.0%	(2,608)	(2,060)
Accident Year 2020	46,128	16,142	2.5%	(1,153)	(911)
Prior to 2020 Accident Years	—	7,645	—%	—	—

Decreased Ultimate Losses & LAE
Accident Year 2022	57,136	36,262	(10.0)%	5,714	4,514
Accident Year 2021	52,152	22,840	(5.0)%	2,608	2,060
Accident Year 2020	46,128	16,142	(2.5)%	1,153	911
Prior to 2020 Accident Years	—	7,645	—%	—	—
(1)	Represents amounts as of December 31, 2022.
(2)	Represents how pre-tax income and shareholders' equity would change if the Net Ultimate Loss and LAE were to change by the percentage in the Ultimate Loss and LAE Sensitivity Factor column.
Investment Valuation and Impairment
We carry debt securities classified as available-for-sale at fair value, and unrealized gains and losses on such securities, net of any deferred taxes, are reported as a separate component of accumulated other comprehensive income. Our equity securities that do not result in consolidation and are not accounted for under the equity method are measured at fair value and any changes in fair value are recognized in net income. We carry other equity investments that do not have a readily determinable fair value at cost, less impairment and adjusted for observable price changes under the measurement alternative provided under GAAP. We review these investments for impairment during each reporting period. We do not have any securities classified as trading or held to maturity.
We evaluate our available-for-sale investments regularly to determine whether there have been declines in value that are other-than-temporary. Our outside investment managers assist us in this evaluation. When we determine that a security has experienced an other-than-temporary impairment, the impairment loss is recognized as a realized investment loss.
We consider a number of factors in assessing whether an impairment is other-than-temporary, including (1) the amount and percentage that current fair value is below cost or amortized cost, (2) the length of time that the fair value has been below cost or amortized cost and (3) recent corporate developments or other factors that may impact an issuer’s near term prospects. In addition, for debt securities, we consider the credit quality ratings for the securities, with a special emphasis on securities downgraded to below investment grade. We also consider our intent to sell available-for-sale debt securities in an unrealized loss position, and if it is more likely than not that we will be required to sell these securities before a recovery in fair value to their cost or amortized cost basis.
Fair values are measured in accordance with ASC 820, Fair Value Measurements. The guidance establishes a framework for measuring fair value and a three-level hierarchy based upon the quality of inputs used to measure fair value. The three levels of the fair value hierarchy are: (1) Level 1: inputs are based on quoted prices (unadjusted) in active markets for identical assets or liabilities, (2) Level 2: inputs are other than quoted prices that are observable for the asset or liabilities, either directly or indirectly, for substantially the full term of the asset or liability and (3) Level 3: unobservable inputs that are supported by little or no market activity. The unobservable inputs represent the Company’s best assumption of how market participants would price the assets or liabilities. The Company also has investment company limited partnership investments, which are measured at net asset value (NAV). The fair value of these investments is based on the capital account balances reported by the investment funds subject to their management review and adjustment. The capital account balances reflect the fair value of the investment funds.
The fair values of debt and equity securities have been determined using fair value prices provided by our investment managers, who utilize internationally recognized independent pricing services. The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities).
The values for publicly-traded equity securities are generally based on Level 1 inputs which use the market approach valuation technique. The values for debt securities generally incorporate significant Level 2 inputs. The carrying value of cash and short-term investments approximate their fair values due to their short-term maturity.
We review fair value prices provided by our outside investment managers for reasonableness by comparing the fair values provided by the managers to those provided by our investment custodian. We also review and monitor changes in unrealized gains and losses. We obtain an understanding of the methods, models and inputs used by our investment managers and independent pricing services, and controls are in place to validate that prices provided represent fair values. Our control process includes initial and ongoing evaluation of the methodologies used, a review of specific securities and an assessment for proper classification within the fair value hierarchy.
Income Taxes
As of December 31, 2022, we have federal and state income tax NOL carryforwards of $65.6 million and $107.2 million, respectively. Of the NOL carryforwards, $50.4 million will expire in tax years 2030 through 2042 and $15.2 million will never expire. Of the federal NOL amount, $7.6 million are subject to limitations under Section 382 of the Internal Revenue Code. These net NOL carryforwards are limited in the amount that can be utilized in any one year and may expire before they are realized. At this time we do not expect that any of the remaining NOL carryforwards will expire before utilized.
A valuation allowance of $21.7 million and $14.6 million has been recorded against the gross deferred tax assets as of December 31, 2022 and 2021, respectively, as the Company has recognized a three-year cumulative loss as of December 31, 2022 which is significant negative evidence to support the lack of recoverability of those deferred tax assets in accordance with ASC 740, Income Taxes. If the $21.7 million valuation allowance as of December 31, 2022 were reversed in the future, it would increase book value by $1.77 per share. The net deferred tax assets were zero as of December 31, 2022 and 2021.
If, in the future, we determine we can support the recoverability of a portion or all of the deferred tax assets under the guidance, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets will be accounted for as a reduction of income tax expense and result in an increase in equity. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and our effective tax rate in the future.
Recently Issued Accounting Pronouncements
Refer to Note 1 ~ Summary of Significant Accounting Policies – Recently Issued Accounting Guidance of the Notes to the Consolidated Financial Statements for detailed information regarding recently issued accounting pronouncements.

BUSINESS
Legal Organization
Conifer Holdings, Inc. (Nasdaq: CNFR) is a Michigan-domiciled insurance holding company formed in 2009. Our principal executive offices are located at 3001 West Big Beaver Road, Suite 200, Troy, MI 48084 (telephone number: (248) 559-0840). Our corporate website address is www.cnfrh.com.
As used in this Registration Statement, references to “Conifer,” “Conifer Holdings,” “the Company,” “our Company,” “we,” “us,” and “our” refer to Conifer Holdings, Inc., a Michigan corporation, and its wholly owned subsidiaries Conifer Insurance Company (“CIC”), Red Cedar Insurance Company (“RCIC”), White Pine Insurance Company (“WPIC”), Conifer Insurance Services, Inc., and, as of October 13, 2022, VSRM, Inc. (“VSRM”). CIC, RCIC and WPIC are collectively referred to as the “Insurance Company Subsidiaries.” On a stand-alone basis Conifer Holdings, Inc. is referred to as the “Parent Company.”
Business Overview
The Company is engaged in the sale of property and casualty insurance products and has organized its business model around three classes of insurance businesses: commercial lines, personal lines, and wholesale agency business. Within these three businesses, the Company offers various insurance products and insurance agency services.
Through our Insurance Company Subsidiaries, we offer insurance coverage in specialty commercial and specialty personal product lines. Currently, we are authorized to write insurance as an excess and surplus lines (“E&S”) carrier in 45 states including the District of Columbia. We are also licensed to write insurance as an admitted carrier in 42 states, including the District of Columbia, and we offer our insurance products in all 50 states.
Our revenues are primarily derived from premiums earned from our insurance operations. We also generate other revenues through investment income and other income which mainly consists of: installment fees and policy issuance fees generally related to the policies we write. Prior to June 30, 2021, we also generated commission and fee revenue in our wholesale agency business from third-party insurers.
Many of our products are targeted to traditionally profitable classes of policyholders that we believe are under-served by other insurers. We market and sell these insurance products through a network of over 4,900 independent agents that distribute our policies through approximately 940 sales offices. We are focused on growing our business in non-commoditized property and casualty insurance markets, while maintaining underwriting discipline and a conservative investment strategy.
We have substantial expertise in serving the unique commercial insurance needs of owner-operated businesses in the following markets:
•	Hospitality, such as restaurants, bars and taverns (that require, among other lines, liquor liability insurance), as well as small grocery and convenience stores;
•	Artisan contractors, such as plumbers, painters, carpenters, electricians and other independent contractors; and
•	Security service providers, such as companies that provide security guard services and private investigative services.
In our commercial lines business, we seek to differentiate ourselves and provide value to small business owner-operators by bundling different insurance products that meet a significant portion of their insurance needs. For example, in the hospitality market we offer property, casualty, and liquor liability, as well as, in some jurisdictions, workers’ compensation coverage. The breadth of our specialty commercial insurance products enables our agents and their small business clients to avoid the administrative costs and time required to seek coverage for each of these items from separate insurers. As such, we compete for commercial lines business based on our flexible product offerings and customer service, rather than on pricing alone. Of the commercial lines policies that were in-force on December 31, 2022, the average premium amount of an individual policy was $6,700.
We also have substantial expertise in providing specialty homeowners insurance products to targeted customers that are often under-served by other homeowners' insurance carriers. Our personal lines products primarily include low-value dwelling insurance tailored for owners of lower valued homes, which we currently offer in Illinois, Indiana, Louisiana and Texas.

In our personal lines business, we largely target homeowners in need of dwelling insurance that is currently under-served by the insurance market, due to the modest value of their homes or the exposure to natural catastrophes in their geographic area. Because these homeowners are under-served, this portion of the market is typically subject to less pricing pressure from larger nationwide insurers that offer a more commoditized product. We believe our underwriting expertise enables us to compete effectively in these markets by evaluating and appropriately pricing risk. In addition, we believe our willingness to meet these under-served segments of the personal lines insurance market fosters deeper relationships with, and increased loyalty from, the agents who distribute our products. Of the personal lines policies that were in-force on December 31, 2022, the average premium amount of an individual policy was $1,200.
Overall, we structure the multi-line distribution of our premium between commercial and personal lines to better diversify our business and mitigate the potential cyclical nature of either market. In serving these markets, we write business on both an admitted and excess and surplus lines (“E&S”) basis. As of December 31, 2022, approximately 48.0% of our gross written premiums were admitted, and approximately 52.0% were E&S. Insurance companies writing on an admitted basis are licensed by the states in which they sell policies and are required to offer policies using premium rates and forms that are typically filed with and approved by the state insurance regulators. Carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market (admitted) companies, allowing them the flexibility to change the coverage offered and the rate charged without the time constraints and financial costs associated with the filing and approval process subject to admitted business. Our corporate structure allows us to offer both admitted and E&S products in select markets through either CIC or WPIC. Our experience with specialty insurance products enables us to react to new market opportunities and underwrite multiple specialty lines.
The wholesale agency business provides non-risk bearing revenue through commissions and policy fees. The wholesale agency business increases the product options to the Company’s independent retail agents by offering both insurance products from the Insurance Company Subsidiaries as well as products offered by other insurers. The wholesale agency business was sold to its wholly owned subsidiary, VSRM, on June 30, 2021. As of that date, this business was no longer consolidated in the Company’s financial statements.
Geographic Diversity and Mix of Business
Over the past several years, we have increased our focus on specific core commercial lines of business. We have shifted our focus to low-value dwelling lines of business in order to bring personal lines premium levels back up and to maintain a strategic balance of commercial and personal lines of business.
While we pursue top line premium growth, we do not do so at the expense of losing underwriting discipline. Our underwriters have the experience and institutional flexibility to recognize when to exit certain products in favor of more profitable opportunities as insurance market conditions dictate. The following tables summarize our gross written premiums by segment and state for the years indicated therein (dollars in thousands):
	Gross Written Premium by Segment
	2022	%	2021	%	2020	%
Commercial	$116,868	85%	$117,075	89%	$102,763	92%
Personal	21,151	15%	15,020	11%	8,572	8%
Total	$138,019	100%	$132,095	100%	$111,335	100%
	Gross Written Premium by State
	2022	%	2021	%	2020	%
Michigan	$33,739	24.5%	$29,314	22.2%	$23,304	20.9%
Texas	14,236	10.3%	12,062	9.1%	10,243	9.2%
Florida	13,705	9.9%	13,727	10.4%	13,573	12.2%
California	12,967	9.4%	11,805	8.9%	8,140	7.3%
Oklahoma	11,882	8.6%	7,695	5.8%	2,264	2.2%
New York	10,622	7.7%	7,893	6.0%	6,386	5.7%
Pennsylvania	4,499	3.3%	4,863	3.7%	4,846	4.4%
Ohio	4,378	3.2%	4,123	3.1%	3,823	3.4%
Indiana	3,232	2.3%	3,692	2.8%	3,559	3.2%
Colorado	3,010	2.2%	2,917	2.2%	2,832	2.5%
Illinois	2,644	1.9%	2,457	1.9%	1,818	1.6%
All Other States	23,105	16.7%	31,547	23.9%	30,547	27.4%
Total	$138,019	100.0%	$132,095	100.0%	$111,335	100.0%

The Conifer Approach
We have built our business in a manner that is designed to adapt to changing market conditions and deliver predictable results over time. The following highlights key aspects of our model that contribute to our balanced approach:
•
Focus on under-served markets. We focus on providing specialty insurance products to targeted policyholders in under-served markets. We believe that most of our small business customers, many of which are owner-operated, value the efficiency of dealing with a single insurer for multiple products. By targeting small- to medium-sized accounts, we add value to the business owner directly without competing solely on price.

•
Strong relationships with our agents. We develop strong relationships with our independent agents providing them with responsive service, attractive commissions and competitive products to offer policyholders. We believe our agents understand that we view them as key partners in risk selection that help us serve our ultimate client - the insured.

•
Deep understanding of the business and regulatory landscapes of our markets. The competition for insurance business and the regulatory operating environment vary significantly from state to state. We focus on tailoring our business to concentrate on the geographic markets and regulatory environments with the greatest opportunities for growth and profitability. Our business plan centers on identification of market opportunities in jurisdictions where our insurance products can profitably suit the needs of our potential customers.

•
Emphasis on flexibility. We offer coverage to our insureds both on an E&S and admitted basis. We believe this flexibility enables us to pivot effectively between E&S and admitted policies as customer needs and regulatory conditions dictate.

•
Conservative risk management with an emphasis on lowering volatility. We focus on the risk/reward of insurance underwriting, while maintaining a prudent investment policy. We employ conservative risk management practices and opportunistically purchase reinsurance to minimize our exposure to liability for individual risks. In addition, we seek to maintain a diversified liquid investment portfolio to reduce overall balance sheet volatility. As of December 31, 2022, our investments primarily consisted of fixed income investments with an average credit rating of “AA+” and an option adjusted duration of 3.5 years.

Our Competitive Strengths
We believe the following competitive strengths have allowed us to grow our business and will continue to support our strategic growth initiatives:
•
Talented underwriters with broad expertise. Our underwriters have significant experience managing account profitability across market cycles. With an average of over 36 years of experience, our senior underwriters possess the required expertise to respond appropriately to market forces.

•
Controlled and disciplined underwriting. We underwrite substantially all policies to our specific guidelines with our experienced, in-house underwriting team. We customize the coverages we offer, and continually monitor our markets and respond to changes in our markets by adjusting our pricing, product structures and underwriting guidelines. By tailoring the terms and conditions of our policies, we align our actual underwriting risk with the profit of each insurance account that we write.

•
Proactive claims handling. We employ a proactive claims handling philosophy that utilizes an internal team of experienced in-house attorneys to manage and supervise our claims from inception until resolution. We pay what we owe, contest what we don't, and make sound judgment for those claims that fall in between. Our proactive handling of claims reinforces our relationships with our customers and agents by demonstrating our willingness to defend our insureds aggressively and help them mitigate losses.

•
Proven management team. Our senior management team has an average of over 26 years of experience in the insurance industry. Our senior management team has successfully created, managed and grown numerous insurance companies and books of business, and has longstanding relationships with many independent agents and policyholders in our targeted markets.

•
Ability to leverage technology to drive efficiency. We utilize a web-based information technology system that creates greater organizational efficiency in our company. Leveraging the infrastructure of programmers and support staff of third-party vendors allows our in-house business analysts to focus on new product development and roll-out. We believe this capability reduces our time to market for new products, enhances services for insureds, increases our ability to capture data, and reduces cost.

Marketing and Distribution
Independent agents are our main distribution source. The selection of an insurance company by a business or individual is strongly influenced by the business or individual’s agent. We seek to maintain favorable relationships with our select group of agents. Our distribution philosophy is to treat our agents as partners, and we provide them with competitive products, personal service and attractive commissions. We believe these factors contribute to our positive agency retention.
In 2022, our top six independent agencies accounted for approximately 42% of our gross written premiums in our commercial lines, and our top four independent agencies accounted for approximately 45% of our gross written premiums in our personal lines. We have long term relationships with each of these agencies. We anticipate our concentration in these agencies will decrease in future periods as we establish relationships with additional agencies, as part of our strategic growth plan. Our Insurance Company Subsidiaries market and distribute their products mainly through an independent agency network, however we utilize managing general agents and certain key wholesalers when appropriate.
We recruit our producers through referrals from our existing network of agents, word-of-mouth, advertisement, as well as direct contacts initiated by potential agents. Our marketing efforts are directed through our offices in Michigan and Florida.
We view our agents as key partners in risk selection. We actively solicit their input regarding potential improvements to our business methods and consult with them in developing new products and entering new customer markets. At the same time, we take careful measure to appropriately control and monitor our agents’ operations. Controls include frequent review of the quality of business, loss experience and other mechanisms. We retain sole binding authority on the majority of our business. Binding authority is only granted to select long-term agents. When binding authority is granted, we restrict this authority to a specific set of guidelines that are provided to each agent. Moreover, our experienced underwriters review each risk to ensure the guidelines are followed.
Underwriting
We are focused on underwriting profitability and effective enterprise risk management. With an average of over 36 years of experience, our senior underwriters have the experience to properly manage account profitability across market cycles.
Our underwriting philosophy for our specialty commercial risks in the hospitality industry is to look at each risk individually and selectively before writing any policies. We remain focused on small- to medium-sized businesses where the owner is often on site and in a better position to efficiently and safely run the overall operations. We understand the risks associated with the smaller enterprises and, due to lighter competition, believe we can receive a fair premium to compensate for the risk taken.
With respect to commercial property coverages, we believe it is important to focus on the profitability of the insureds’ business, as well as the traditional risk factors. Therefore, in addition to obtaining inspections on commercial risks, we strive to understand the insureds’ business operations and bottom line to verify the underlying business is an acceptable risk.
All commercial and personal policy applications are underwritten according to established guidelines that have been provided to our independent agency force. These guidelines have been integrated into our information technology system framework and only policies that meet our guidelines are accepted by our system. Our underwriting staff has substantial industry experience in matching policy terms, conditions, and pricing to the risk profiles of our policyholders and therefore strengthens our ability to achieve profitability in the product lines we write.
Commercial Lines. In writing commercial lines policies, we frequently employ tailored limiting endorsements, rating surcharges and customized limits to align our product offerings to the risk profile of the class and the specific policyholder being underwritten. Furthermore, we consistently monitor our markets so that we are able to quickly implement changes in pricing, underwriting guidelines and product offerings as necessary to remain competitive. We do not pursue commercial product lines where competition is based primarily on price. We augment our own internally developed pricing models with benchmark rates and policy terms set forth by the Insurance Services Office, or ISO. The ISO system is a widely recognized industry resource for common and centralized rates and forms. It provides advisory ratings, statistical and actuarial services, sample policy provisions and other services to its members.
Personal Lines. We employ internal product managers to review our position relative to our competition, create better segmentation of pricing and originate premium rate changes as appropriate. Consistent with industry practice, we grant our personal lines agents limited binding authority within our specific guidelines. Once a completed application and premium payment are submitted to us, the application is placed in a bound status, and reviewed for final approval. If the agent has underwritten and submitted the account according to our guidelines, we process the application as complete. If our guidelines have not been followed, the application may be cancelled or updated and re-submitted for further underwriting review.
Claims
We believe that effective claims management is vitally important to our success, allowing us to cost effectively pay valid claims, while vigorously defending those claims that lack merit. Our claims department consists of experienced claims professionals located in Michigan, Florida, Pennsylvania and Texas. We utilize a proactive claims handling philosophy to internally manage or supervise all of our claims from inception through final disposition. By handling our claims internally, we can quickly assess claims, improve communication with our policyholders and claimants and better control our claims management costs.
We have several in-house attorneys with considerable legal experience in trying cases in the lines of business we write. Included among these attorneys is our head in-house litigator, who consults on all trials and has 28 years of litigation experience. We also have numerous seasoned property and liability adjusters which allow us to manage our claims exposures more carefully, across all markets. In addition, our claims professionals utilize a network of independent local adjusters and appraisers to assist with specific aspects of claims investigations, such as securing witness statements and conducting initial appraisals in states where it is practical to do so. These outside vendors are mainly compensated based on pre-negotiated fee schedules to control overall costs.
Claims personnel are organized by line of business, with specific managers assigned as supervisors for each line of business. Reserving and payment authority levels of claims personnel are set by our Senior Vice President of claims and our Executive Vice President. Those limits of authority are integrated into our claims information technology systems to ensure strict compliance.
Initial claim reserves are determined and set using our statistical averages of paid indemnity and loss adjustment expenses by line of business. After reviewing statistical data and consulting with our internal actuary, our Senior Vice President of claims, together with other members of management, set initial reserves by line of business. Once initial reserves have been set, reserves are evaluated periodically as specific claim information changes to generate management’s overall best estimate of reserves. In addition, claim reviews with in-house adjusters and attorneys provide a regular opportunity to review the adequacy of reserves. Changes to claims reserves are made by senior management based on claim developments and input from these attorneys and adjusters. We utilize an in-house actuary to support our financial efforts.
Reinsurance
We routinely purchase reinsurance for our commercial and personal lines to reduce volatility by limiting our exposure to large losses and to provide capacity for growth. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. We remain legally responsible for the entire obligation to policyholders, irrespective of any reinsurance coverage we may purchase.

Loss Reserve Development
The following table presents the development of our loss and loss adjustment expenses (“LAE”) reserves from 2012 through 2022, net of reinsurance recoverables (dollars in thousands).
	Year Ended December 31,
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022 (1)
Net liability for losses and loss expenses	$17,547	$24,956	$28,307	$30,017	$47,993	$67,830	$63,122	$84,667	$87,052	$98,741	$82,888
Liability re-estimated as of:
One year later	13,508	23,763	29,321	40,239	57,452	71,186	79,351	100,261	106,482	123,668
Two years later	13,601	25,521	33,274	52,321	60,453	87,536	94,786	118,116	129,665
Three years later	13,821	26,560	38,569	58,251	69,833	95,367	108,022	137,327
Four years later	13,860	27,784	40,822	62,185	74,381	102,335	117,607
Five years later	13,980	27,920	42,274	64,547	76,860	106,705
Six years later	14,048	28,339	42,967	66,072	79,622
Seven years later	13,982	28,655	43,341	66,883
Eight years later	14,050	28,880	43,771
Nine years later	14,133	29,487
Ten years later	14,626
Net cumulative redundancy (deficiency)	$2,921	$(4,531)	$(15,464)	$(36,866)	$(31,629)	$(38,875)	$(54,485)	$(52,660)	$(42,613)	$(24,927)	$82,888

Cumulative amount of net liability paid as of:
One year later	5,186	$13,245	$16,091	$20,200	$29,533	$44,521	$29,520	$40,244	$39,187	$51,129
Two years later	9,106	19,711	24,060	35,972	56,962	62,369	57,864	70,478	79,965
Three years later	11,444	23,241	32,699	50,676	61,168	77,409	78,861	103,770
Four years later	13,015	26,056	37,474	58,317	66,556	87,587	100,377
Five years later	13,522	27,217	40,438	61,349	70,945	99,544
Six years later	13,903	27,780	41,979	63,814	76,563
Seven years later	13,878	28,384	42,428	65,654
Eight years later	13,923	28,555	43,025
Nine years later	13,927	29,199
Ten years later	14,395

Gross liability-end of year	24,843	28,909	31,532	35,423	54,651	87,896	92,807	107,246	111,270	139,085	165,539
Reinsurance recoverable on unpaid losses	7,296	3,952	3,225	5,405	6,658	20,066	29,685	22,579	24,218	40,344	82,651
Net liability-end of year	17,547	24,957	28,307	30,018	47,993	67,830	63,122	84,667	87,052	98,741	82,888

Gross liability reestimated - latest	20,671	35,702	52,783	84,930	115,658	174,272	177,075	173,828	164,154	167,738
Reinsurance recoverable on unpaid losses re-estimated - latest	6,044	6,216	9,012	18,047	36,036	67,566	59,468	36,501	34,490	44,070
Net liability re-estimated - latest	14,627	29,486	43,771	66,883	79,622	106,706	117,607	137,327	129,664	123,668
Gross cumulative redundancy (deficiency)	$4,172	$(6,793)	$(21,251)	$(49,507)	$(61,007)	$(86,376)	$(84,268)	$(66,582)	$(52,884)	$(28,653)
(1)
The 2022 column includes $25.9 million of reinsurance recoverables from the loss portfolio transfer (“LPT”) described in Item 6: Selected Consolidated Financial Data. All previous years do not reflect any recoverables from the LPT.

The first line of the table presents the unpaid loss and LAE reserves at December 31 for each year, net of reinsurance recoverables, including the incurred but not reported (“IBNR”) reserve. The next section of the table sets forth the re-estimates of incurred losses from later years, including payments, for the years indicated. The increase/decrease from the original estimate would generally be a combination of factors, including, but not limited to:
•	Claims being settled for amounts different from the original estimates;
•	Reserves being increased or decreased for individual claims that remain open as more information becomes known about those individual claims; and
•	More or fewer claims being reported after the related year end, than had been expected to be reported before that date.
As our historical data for a particular line of business increases, both in terms of the number of years of loss experience and the size of our data pool, we will increasingly rely upon our own loss experience rather than industry loss experience in establishing our loss and LAE reserves. We applied reserving practices consistent with historical methodologies and incorporated specific analyses where appropriate.
Additional information relating to our reserves is included within the Unpaid Losses and Loss Adjustment Expenses section of Note 1 ~ Summary of Significant Accounting Policies and Note 7 ~ Unpaid Losses and Loss Adjustment Expenses of the Notes to the Consolidated Financial Statements, as well as in the Critical Accounting Policies: Unpaid Loss and Loss Adjustment Expense Reserves section of Item 7, Management’s Discussion and Analysis.
Regulation
Insurance Company Regulation
Our Insurance Company Subsidiaries are subject to regulation in the states where they conduct business. State insurance regulations generally are designed to protect the interests of policyholders, consumers or claimants rather than shareholders or other investors. The nature and extent of such state regulation varies by jurisdiction, but generally involves:
•	Prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company;
•	Regulation of certain transactions entered into by such insurance company subsidiary with any of its affiliates;
•	Approval of premium rates, forms and policies used for many lines of admitted insurance;•Standards of solvency and minimum amounts of capital and surplus that must be maintained;
•	Limitations on types and concentration of investments;
•	Licensing of insurers and agents;
•	Deposits of securities for the benefit of policyholders; and
•	The filing of periodic reports with state insurance regulators with respect to financial condition and other matters.
In addition, state regulatory examiners perform periodic examinations of our Insurance Company Subsidiaries. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action.
Insurance Holding Company Regulation
We operate as an insurance holding company and are subject to regulation in the jurisdictions in which we conduct business. These regulations require that each of our Insurance Company Subsidiaries register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. The insurance laws similarly provide that all transactions among members of a holding company system must be fair and reasonable. Certain types of transactions between our Insurance Company Subsidiaries and the Company and our other affiliates generally must be disclosed to the state regulators, and prior approval of the state insurance regulator generally is required for any material or extraordinary transaction. In addition, a change of control of a domestic insurer or of any controlling person requires the prior approval of the state of domicile insurance regulator.
Various State and Federal Regulations
Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and extend the risks and benefits for which insurance is sought and provided. In addition, for some classes of insureds individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may adversely affect the profitability of various lines of insurance. In some cases, if permitted by applicable regulations, these adverse effects on profitability can be minimized through repricing of coverages or limitations or cessation of the affected business.
Reinsurance Intermediary
Our reinsurance intermediaries are also subject to regulation. Under applicable regulations, an intermediary is responsible, as a fiduciary, for funds received on account of the parties to the reinsurance transaction. The intermediaries are required to hold such funds in appropriate bank accounts subject to restrictions on withdrawals and prohibitions on commingling.
Licensing and Agency Contracts
We, or certain of our designated employees, must be licensed to act as agents by regulatory authorities in the states in which we conduct business. Regulations and licensing laws vary in each state and are often complex.
Insurance licenses are issued by state insurance regulators upon application and may be of perpetual duration or may require periodic renewal. There are often requirements to obtain appropriate new licenses before we can begin writing or offer new coverages in a new state. The requirements are more stringent when writing on an admitted basis, as opposed to on an E&S basis where there is greater form and rate flexibility.
Insurers operating on an admitted basis must file premium rate schedules and policy or coverage forms for review and approval by the insurance regulators. In many states, rates and policy forms must be approved prior to use, and insurance regulators have broad discretion in judging whether or not an insurer’s rates are adequate, excessive and unfairly discriminatory.
The applicable licensing laws and regulations in all states are subject to amendment or reinterpretation by state regulatory authorities, and such authorities are vested in most cases with relatively broad discretion as to the granting, revocation, suspension and renewal of licenses. We, or our employees, could be excluded, or temporarily suspended, from continuing with some or all of our activities in, or otherwise subjected to penalties by, a particular state.
Membership in Insolvency Funds and Associations, Mandatory Pools and Insurance Facilities
Most states require admitted property and casualty insurers to become members of insolvency funds or associations, which generally protect policyholders against the insolvency of insurers. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. The Company's assessments from insolvency funds were minimal for the years ended December 31, 2022, 2021, and 2020.
Our Insurance Company Subsidiaries are also required to participate in various mandatory insurance facilities or in funding mandatory pools, which are generally designed to provide insurance coverage for consumers who are unable to obtain insurance in the voluntary insurance market. Among the pools participated in are those established in certain states to provide windstorm and other similar types of property coverage. These pools typically require all companies writing applicable lines of insurance in the state for which the pool has been established to fund deficiencies experienced by the pool based upon each company’s relative premium writings in that state, with any excess funding typically distributed to the participating companies on the same basis. To the extent that reinsurance treaties do not cover these assessments, they may have an adverse effect on the Company. For the years ended December 31, 2022, 2021, and 2020, total assessments paid to all such facilities were minimal.
Restrictions on Dividends and Risk-Based Capital
For information on Restrictions on Dividends and Risk-based Capital that affect us please refer to Note 11 ~ Statutory Financial Data, Risk-Based Capital and Dividend Restrictions of the Notes to the Consolidated Financial Statements and the Regulatory and Rating Issues section within Item 7, Management’s Discussion and Analysis.

NAIC-IRIS Ratios
The National Association of Insurance Commissioners’ (“NAIC”) Insurance Regulatory Information System (“IRIS”) was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies thirteen industry ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more ratios generally leads to inquiries or possible further review from individual state insurance commissioners. However, the generation of ratios outside of the usual values does not necessarily indicate a financial problem. For example, premium growth, alone, can trigger one or more unusual values. Refer to the Regulatory and Rating Issues section within Item 7, Management’s Discussion and Analysis.
Effect of Federal Legislation
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002. After several extensions, Congress enacted the Terrorism Risk Insurance Program Reauthorization of 2015 (“Act”). The Act was extended through December 31, 2027 in December of 2019. The Act continues to require insurance companies to offer terrorism coverage. There is minimal exposure to this coverage as most of our policyholders decline this coverage option.
Employees
At December 31, 2022, we had 109 employees. Substantially all of our employees are full-time. Our employees are not subject to any collective bargaining agreement, and we are not aware of any current efforts to implement such an agreement. We believe we have good working relations with our employees.
Glossary
Accident year	The annual calendar accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid.

Accident year combined ratio
The accident year combined ratio is an insurance industry measure that excludes changes in net ultimate loss estimates from prior accident year loss reserves. The accident year combined ratio provides management with an assessment of the specific policy year’s profitability (which matches policy pricing with related losses) and assists management in their evaluation of product pricing levels and quality of business written. Management uses accident year combined ratio as one component to assess the Company's current year performance and as a measure to evaluate, and if necessary, adjust current year pricing and underwriting.

Adjusted operating income (loss)
Net income (loss) excluding net realized investment and other gains (losses), net of tax, the effects of tax reform, the tax effect of changes in unrealized gains to the extent included in net income, the change in the fair value of equity securities, net of tax, and the capitalization and amortization of deferred gains from the adverse development cover (ADC).

Adjusted operating income (loss), per share	Adjusted operating income (loss) on a per share basis.

Assignment of Benefits
A legal tool that allows a third party to assert a claim and be paid for services performed for an insured who would normally be reimbursed directly by the insurance company after making a claim themselves.

Book value per share	Total common shareholders' equity divided by the number of common shares outstanding.

Case reserves	Estimates of anticipated future payments to be made on each specific reported claim.

Combined Ratio based on accounting principles generally accepted in the United States of America (“GAAP”)
The combined ratio is the sum of the loss ratio and the expense ratio. These ratios differ from statutory ratios to reflect GAAP accounting, as management evaluates the performance of our underwriting operations using the GAAP combined ratio.

Combined Ratio based on statutory accounting practices (“SAP”)
The combined ratio based on SAP, expressed as a percentage, is the key measure of underwriting profitability traditionally used in the property and casualty insurance business. The combined ratio is a statutory accounting measurement, which represents the sum of (i) the ratio of losses and loss expenses to net earned premiums (loss ratio), plus (ii) the ratio of underwriting expenses to net written premiums (expense ratio).

Combined Ratio (Overall)	When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable.

Deferred policy acquisition costs
Primarily commissions and premium-related taxes that vary with, and are primarily related to, the production of new contracts and are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in accordance with GAAP.

Deficiency
With regard to reserves for a given liability, a deficiency exists when it is estimated or determined that the reserves are insufficient to pay the ultimate settlement value of the related liabilities. Where the deficiency is the result of an estimate, the estimated amount of deficiency (or even the finding of whether or not a deficiency exists) may change as new information becomes available.

Expense Ratio	For GAAP, it is the ratio of GAAP underwriting expenses incurred to net earned premiums plus other income. For SAP, it is the ratio of Statutory underwriting expenses incurred to net written premiums.

Incurred but not reported (IBNR) reserves	Reserves for estimated losses and LAE that have been incurred but not yet reported to the insurer. This includes amounts for unreported claims, development on known cases, and re-opened claims.

Lender	The Huntington National Bank

Loss	An occurrence that is the basis for submission and/or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (LAE)	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss ratio	The ratio of incurred losses and loss adjustment expenses to net earned premiums plus other income.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for LAE, and consist of case reserves and IBNR reserves. As the term is used in this document, “loss reserves” is meant to include reserves for both losses and LAE, unless stated otherwise.

Loss reserve development
The increase or decrease in Losses or LAE as a result of the re-estimation of claims and claim adjustment expense reserves at successive valuation dates for a given group of claims. Loss reserve development may be related to prior year or current year development.

Losses incurred	The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.

NAIC-IRIS ratios	Financial ratios calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.

Policyholders' surplus
As determined under SAP, the amount remaining after all liabilities are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Policyholders' surplus is also referred to as “surplus” or “statutory surplus” for statutory accounting purposes.

Premium leverage ratio	The ratio of written premium (gross or net) to consolidated statutory surplus.

Redundancy
With regard to reserves for a given liability, a redundancy exists when it is estimated or determined that the reserves are greater than what will be needed to pay the ultimate settlement value of the related liabilities. Where the redundancy is the result of an estimate, the estimated amount of redundancy (or even the finding of whether or not a redundancy exists) may change as new information becomes available.

Risk-Based Capital (RBC)
A measure adopted by the NAIC and enacted by states for determining the minimum statutory policyholders' surplus requirements of insurers. Insurers having total adjusted capital less than that required by the RBC calculation will be subject to varying degrees of regulatory action.

Statutory accounting practices (SAP)	The practices and procedures prescribed or permitted by domiciliary state insurance regulatory authorities in the United States for recording transactions and preparing financial statements.

Underwriting gain or loss	Net earned premiums plus other income, less losses, LAE, commissions, and operating expenses.

MANAGEMENT
The directors and executive officers of the Company and their positions are as follows:
Directors and Executive Officers
Directors	Age	Position
Timothy Lamothe(1)(3)	67	Director
Isolde O'Hanlon(1)(2)	64	Director
Nicholas Petcoff	41	Director, Co-CEO
James Petcoff	67	Director, Executive Chairman, and Co-CEO
Jeffrey Hakala(2)(3)	49	Director
John Melstrom(1)	82	Director
Joseph Sarafa(2)(3)	68	Director
R. Jamison Williams, Jr.(1)	81	Director
Gerald Hakala	51	Director
Executive Officers
Brian Roney	58	President
Harold Meloche	61	Chief Financial Officer and Treasurer
(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
Timothy Lamothe has more than 39 years’ experience in the reinsurance industry, with particular expertise in the development and implementation of marketing programs throughout the United States. He attended Hofstra University MBA Program in 1980 and received his MBA in Business Administration & Finance from Sacred Heart University in Bridgeport, CT in 1984. His Undergraduate work was at St Michael’s College in Winooski, VT in 1977. Most recently (from 2001-2019), Mr. Lamothe served as Senior Vice President for Swiss Reinsurance, where he was responsible for direct marketing to over 25 states. His career also includes senior level marketing positions at PXRE Reinsurance Company, General Re/National Reinsurance Corporation, AIG, and Liberty Mutual Insurance Company. Mr. Lamothe was elected to the Conifer Holdings, Inc. Board of Directors in 2020. His expertise in engaging independent agent channels and marketing specialty insurance programs is invaluable as Conifer continues to expand its commercial and personal lines businesses.
Isolde O'Hanlon has more than 35 years of financial institutions banking experience; including 25 years focused exclusively on the insurance, reinsurance and brokerage/distribution sectors. Ms. O’Hanlon Received her AB in Economics from Smith College in 1981. Most recently Ms. O’Hanlon served as a Managing Director on the Insurance Investment Banking team at BMO Capital Markets. Prior to that she worked at Fox-Pitt Kelton and the Macquarie Group, after spending 23 years with JP Morgan. Ms. O’Hanlon was elected to the Conifer Holdings, Inc. Board of Directors in 2017. With more than 25 years of experience in the Insurance Investment Banking field, her expertise serving small to mid-cap Insurance clients in strategic advisory and capital raising is an invaluable addition to the Board.
Nicholas Petcoff is Co-Chief Executive Officer and a Director of Conifer Holdings, Inc., Nick Petcoff oversees the Company's Commercial Lines Underwriting, Reinsurance, Claims and Information Technology. Mr. Petcoff is also Director and President of Conifer Insurance Company and President of White Pine Insurance Company, both wholly owned subsidiaries of Conifer Holdings, Inc. He has been with the Company since 2009 and has more than 18 years of experience in the insurance industry. Mr. Petcoff’s distinctive skillset in the areas of Underwriting, Claims and Treaty Reinsurance equips him to direct the Company’s overall strategy, growing the business while enabling the Company to conceptualize and deftly respond to market needs.

James Petcoff is Executive Chairman & Co-Chief Executive Officer of Conifer Holdings, Inc. Mr. Petcoff is responsible for establishing the overall direction and materializing the strategy of the Company. Mr. Petcoff and Mr. Nicholas Petcoff founded the Company in 2009. He has over 35 years of insurance industry experience, including founding North Pointe Insurance Company in 1986, taking it public in 2005 and facilitating the sale to QBE Holdings Inc. in 2008. Mr. Petcoff has a B.A. from Michigan State University, a M.B.A. from University of Detroit and a J.D. from University of Detroit School of Law. Mr. Petcoff's extensive executive leadership and public company expertise provides irreplaceable direction for the continued growth of the Company.
Jeffrey Hakala is the Chief Executive Officer and Co-Chief Investment Officer of Clarkston Capital Partners, LLC, an investment management firm with offices in Rochester, Michigan, Bloomfield Hills, Michigan, and Scottsdale, Arizona. Prior to Mr. Hakala co-founding Clarkston Capital Partners in 2007, he served as a portfolio manager for multiple investment management firms and worked in public accounting. Mr. Hakala was elected to the Conifer Holdings, Inc. Board of Directors in 2018. In addition, Mr. Hakala also serves as a Director and member of the Audit Committee of Waterford Bancorp, Inc. Mr. Hakala holds a B.A. in accounting and M.B.A. from Michigan State University and is both a Chartered Financial Analyst and a registered Certified Public Accountant. Mr. Hakala’s over 25 years of experience in portfolio investment management and public accounting brings inimitable investment strategy and financial expertise to the Board.
John Melstrom is a founder and Partner Emeritus of Fenner, Melstrom and Dooling, a Birmingham, Michigan C.P.A. firm. With over 50 years as a practicing C.P.A. and a serial entrepreneur, Mr. Melstrom has broad knowledge and experience in multiple businesses and has served in various capacities as owner, advisor, counselor or director. Throughout his career, Mr. Melstrom has served, often in the leadership role of Chairman or Vice Chairman, on multiple boards and has been active in his community by serving on various civic and charitable boards. Mr. Melstrom was elected to the Board of Directors of Conifer Holdings, Inc. in 2019. Mr. Melstrom received his Bachelor of Science degree in accounting from Michigan State University in 1963 and is a practicing Certified Public Accountant licensed in the State of Michigan.
Joseph Sarafa has over 30 years of experience as a practicing attorney and is the co-owner of a property management and development company in Michigan. Since 2010, Mr. Sarafa has been a partner with the firm Moothart & Sarafa, PLC. Mr. Sarafa was elected to the Conifer Holdings, Inc. Board of Directors in 2012 and named the Chair of the Nominating and Corporate Governance Committee in 2015. Mr. Sarafa is very involved in the community, serving multiple businesses and charitable organizations in various capacities over the years and currently serves on multiple boards in an array of industries. Mr. Sarafa has a B.S. from the University of Michigan and a J.D. from the University of Detroit - School of Law. He was admitted to the State Bar of Michigan in 1983. His legal experience and years of providing counsel to a broad range of industries brings important expertise in the areas of governance, compliance, and regulatory issues to the Board.
Richard Jamison Williams, Jr. is a founder and Chairman of Williams, Williams, Rattner & Plunkett, P.C. and has over 50 years of experience as a practicing attorney specializing in business law. Mr. Williams was elected to the Conifer Holdings, Inc. Board of Directors in 2009. He is a Director of a number of companies, including Penske Corporation, Clarke Power Services and Green Optics. Mr. Williams’ civic responsibilities include serving on the Boards of Trustees of Cranbrook Educational Community, Detroit Symphony Orchestra and Beaumont Hospital. Mr. Williams brings extensive experience in a wide variety of transactions, and his legal judgment and experience strengthens our Board in its consideration of various governance and strategic issues.
Gerald Hakala is Co-Chief Investment Officer of Clarkston Capital Partners, LLC, an investment management firm with offices in Rochester, Michigan, Bloomfield Hills, Michigan, and Scottsdale, Arizona. Prior to Mr. Hakala co-founding Clarkston Capital Partners in 2007, he held finance, accounting and portfolio management positions with various companies. Mr. Hakala was appointed to the Conifer Holdings, Inc. Board of Directors in 2022, and is the brother of Mr. Jeffrey Hakala. Mr. Hakala holds a B.B.A. from the University of Michigan Ross School of Business and M.B.A. from Michigan State University and is a Chartered Financial Analyst. Mr. Hakala’s more than 23 years of finance, accounting and portfolio management experience brings inimitable investment strategy and financial expertise to the Board.

Brian Roney is the President of Conifer Holdings, Inc. Mr. Roney oversees the Company’s finance and investor relations functions, as well as general operations. He has been with the Company since 2010 and has over 24 years of experience in the insurance industry. Mr. Roney has a B.A. from the University of Notre Dame and a M.B.A. from the University of Detroit. Mr. Roney has more than 34 years of financial services experience and spent 10 years in the securities industry as a principal with a brokerdealer, where he specialized in public and private offerings and held FINRA (NASD) Series 7, 24 and 63 licenses. Mr. Roney’s prior experience with multiple publicly traded insurance companies brings vital public company expertise to the executive leadership team.
Harold Meloche is the Chief Financial Officer and Treasurer of Conifer Holdings, Inc. Mr. Meloche has primary responsibility over accounting and financial reporting. Mr. Meloche has been with the Company since 2013 and has over 29 years of experience in the insurance industry. Mr. Meloche is a registered Certified Public Accountant and his analytical expertise bears considerable value to the Company!s financial leadership team.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 16, 2023 for:
•	each of our directors and nominees for director;
•	each of our named executive officers;
•	all of our current directors and named executive officers as a group; and
•	each person or group, who beneficially owned more than 5% of our common stock.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.
We have based our calculation of the percentage of beneficial ownership on 12,222,881 shares of our common stock outstanding as of May 16, 2023. There are authorized shares of our common stock that will be issued in the future pursuant to restricted stock units (“RSU”) and stock option awards. RSU and stock options are subject to vesting conditions. The table below reflects only outstanding shares relating to fully vested RSUs and exercised stock options as of 60 days following May 16, 2023.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Conifer Holdings, Inc., 3001 West Big Beaver Road, Suite 200, Troy, MI 48084. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Named Executive Officers and Directors:
James Petcoff(1)	4,008,968	32.5%
Brian Roney(4)	581,232	4.7%
Nicholas Petcoff(1)(5)	366,314	3.0%
Harold Meloche(6)	62,588	*
Timothy Lamothe	17,351	*
Joseph Sarafa	250,000	2.0%
R. Jamison Williams, Jr.	440,752	3.6%
Isolde O'Hanlon	5,000	*
John Melstrom	25,000	*
Jeffrey Hakala(2)	1,753,895	14.3%
Gerald Hakala(2)	1,753,895	14.3%
All named executive officers and directors as a group (11 persons)(7)	8,898,681	71.7%

Other Beneficial Owners
Clarkston Ventures, LLC(3)	3,635,769	29.7%
*	Represents less than 1%.
(1)
James Petcoff, Nicholas Petcoff and Andrew Petcoff entered into a voting agreement on August 8, 2022 that permits James Petcoff to vote all of the Issuer's shared owned by James Petcoff, Nicholas Petcoff and Andrew Petcoff.

(2)
The shares are held directly by Clarkston Ventures, LLC (“CV”) and indirectly by Jeffrey Hakala and Gerald Hakala, who are both Co-Chief Investment Officers of CV. Jeffry Hakala and Gerald Hakala disclaim beneficial ownership in the shares held by CV except to the extent of their pecuniary ownership therein.

(3)	Based solely on information contained in the Form 4 filed with the SEC on August 12, 2022 by CV. The address of CV is 81 West Long Lake Road, Bloomfield Hills, MI, 48304.
(4)	Includes 71,000 shares underlying outstanding stock options.
(5)	Includes 91,000 shares underlying outstanding stock options.
(6)	Includes 12,000 shares underlying outstanding stock options.
(7)	Includes 192,000 shares underlying outstanding stock options.

EXECUTIVE COMPENSATION
Summary Compensation Table for Fiscal Year 2022 and 2021
The following table shows the compensation earned by James Petcoff, Brian Roney and Nicholas Petcoff (collectively, the “named executive officers”) for the years ended December 31, 2022, and 2021.
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total Compensation ($)
James Petcoff Co-Chief Executive Officer and Executive Chairman of the Board of Directors of the Corporation	2022	600,000	—	12,200	612,200
	2021	550,000	—	11,200	561,200

Nicholas Petcoff Co-Chief Executive Officer and Director of the Corporation	2022	425,000	354,303	12,200	791,503
	2021	425,000	—	11,200	436,200

Brian Roney President of the Corporation	2022	425,000	257,233	12,200	694,433
	2021	425,000	—	11,200	436,200
(1)
In accordance with SEC rules, in the case of time-based equity awards, this column reflects the aggregate grant date fair value of such equity awards, as computed in accordance with FASB ASC Topic 718, which is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in the notes to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022. These amounts do not reflect the actual economic value that will be realized by our named executive officers upon the vesting of such equity awards or the sale of the common stock underlying such awards.

(2)
Other compensation for James Petcoff consisted of $12,200 and $11,200 of employer matches on contributions to the Company's 401(k) employee benefit plan in 2022 and 2021. Other compensation for Nicholas Petcoff consisted of $12,200 and $11,200 of employer matches on contributions to the Company's 401(k) employee benefit plan in 2022 and 2021. Other compensation for Brian Roney consisted of $12,200 and $11,200 of employer matches on contributions to the Company's 401(k) employee benefit plan in 2022 and 2021.

Outstanding Equity Awards at 2022 Year-End
The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2022.
	Option Awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date
James Petcoff	—	—	—	—
Nicholas Petcoff(1)	12,000	18,000	$3.81	6/30/2030
Brian Roney(1)	12,000	18,000	$3.81	6/30/2030
Nicholas Petcoff(2)	—	365,000	$4.53	3/8/2032
Brian Roney(2)	—	265,000	$4.53	3/8/2032
(1)
30,000 options were granted on June 30, 2020 to Mr. Nicholas Petcoff and Mr. Roney, respectively. These options vest in five equal annual installments beginning on the first anniversary of the date of grant.

(2)
365,000 and 265,000 options were granted on March 8, 2022 to Mr. Nicholas Petcoff and Mr. Roney, respectively. These options vest in five equal annual installments beginning on the first anniversary of the date of grant.

Stock Plans
The following table sets forth certain information as of December 31, 2022 concerning our equity compensation plans:
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders	892,000	$4.32	18,572
Equity compensation plans not approved by security holders	—	—	—
Total	892,000	$4.32	18,572
Employment Agreements with the Company’s Named Executive Officers
The Company is party to employment agreements (the “Employment Agreements”) with each of our named executive officers. The Employment Agreements are the same except for the individuals' titles and annual base salaries, which are $600,000 for Mr. James Petcoff, $425,000 Mr. Nicholas Petcoff, and $425,000 for Mr. Brian Roney.
The initial term for each of the Employment Agreements ended on March 13, 2018 for Mr. James Petcoff, Mr. Nicholas Petcoff, and Mr. Brian Roney. All of the aforementioned Employment Agreements have an unlimited one-year automatic extension unless the mployee gives written notice of non-extension not less than 30 days prior to the expiration of the term or the Company gives written notice of non-extension prior to the expiration of the term. The Employment Agreements provide for an annual base salary, participation in the annual bonus plan, participation in any long-term incentive plan made generally available to senior executive officers of the Company and other fringe benefits and perquisites as are generally made available to the Company’s executives.
If any of the executives’ employment is terminated for cause, the executive will receive the accrued and unpaid portion of base salary. If any of the executives’ employment is terminated due to death or permanent disability, the executive (or his legal representative or beneficiary) will receive the accrued and unpaid portion of base salary and any earned but not yet paid incentive awards for already completed years or award cycles. If any of the executives’ employment is terminated without cause or if he terminates his employment for good reason (assuming the change of control provisions below do not apply), the executive will receive the accrued and unpaid portion of base salary, any earned but not yet paid incentive awards for already completed years or award cycles, plus one times his annual base salary. In addition, any unvested equity awards will immediately vest. If any of the executives’ employment is terminated without cause (other than due to death or permanent disability) or he terminates such employment for good reason, in each case within 24 months after a change of control, the executive will receive the accrued and unpaid portion of base salary, any earned but not yet paid incentive awards for already completed years or award cycles and 2.99 times the sum of (i) his annual base salary and (ii) the greater of his annual target bonus or his average bonus for the prior three years. In addition, any unvested equity awards will immediately vest.
The employment agreements also provide for confidentiality and non-solicitation provisions, the latter for one year after termination of employment.
Potential Payments Upon Termination or Change in Control
See “Employment Agreements with the Company’s Named Executive Officers” above.

DIRECTOR COMPENSATION
Director Compensation
Our non-employee directors received the following compensation in 2022.
Name	Fees Earned or Paid in Cash
Joseph Sarafa	$20,000
R. Jamison Williams, Jr.	20,000
Isolde O'Hanlon	20,000
Jeffrey Hakala	20,000
John Melstrom	20,000
Timothy Lamothe (elected in 2020)	20,000
Gerald Hakala (appointed in 2022)	5,000
Andrew Petcoff (resigned in 2022)	—
Total Fees	$ 125,000

CORPORATE GOVERNANCE AND BOARD MATTERS
Staggered Board
Our articles of incorporation and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Our directors are divided among the three classes as follows:
•	Class I directors, whose term will expire at the Annual Meeting of Shareholders to be held in fiscal year 2025, consist of Mr. Sarafa, Mr. Williams, Jr., Mr. Melstrom, and Mr. Gerald Hakala;
•	Class II directors, whose term will expire at the Annual Meeting of Shareholders to be held in fiscal year 2023, consist of Mr. Nicholas Petcoff, Mr. Lamothe, and Ms. O'Hanlon; and
•	Class III directors, whose term will expire at the Annual Meeting of Shareholders to be held in fiscal year 2024, consist of Mr. Jeffrey Hakala and Mr. James Petcoff.
Directors in a particular class will be elected for three-year terms at the Annual Meeting of Shareholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.
Our articles of incorporation and restated bylaws provide that our Board of Directors or our shareholders may fill vacant directorships. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of an equal number of the authorized number of directors.
Director Independence
Our Board of Directors determines the independence of our directors by applying the applicable rules, regulations and listing standards of the Nasdaq Global Select Market (“Nasdaq”) and applicable rules and regulations promulgated by the SEC. The applicable rules, regulations and listing standards of Nasdaq provide that a director is independent only if the Board of Directors affirmatively determines that the director does not have a relationship with the Company which, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. They also specify various relationships that preclude a determination of director independence. Such relationships may include employment, commercial, accounting, family and other business, professional and personal relationships.
Applying these standards, our Board of Directors annually reviews the independence of our directors, taking into account all relevant facts and circumstances. In its most recent review, our Board of Directors considered, among other things, the relationships that each non-employee director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.
As a result of this review, our Board of Directors determined that Messrs. Jeffrey Hakala, Gerald Hakala, Lamothe, Williams, Jr., Sarafa, Melstrom, and Ms. O'Hanlon representing seven of our nine directors, are “independent directors” as defined under the applicable rules, regulations and listing standards of Nasdaq and applicable rules and regulations promulgated by the SEC. All members of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee must be independent directors under the applicable rules, regulations and listing standards of Nasdaq. Members of the Audit Committee also must satisfy a separate SEC independence requirement, which provides that (i) they may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company other than their directors’ compensation, and (ii) they may not be an affiliated person of the Company.
Board Leadership Structure
Our Corporate Governance Guidelines provide that our Board of Directors may choose its chairperson in any way that it considers to be in the best interests of our Company. Our Nominating and Corporate Governance Committee periodically considers the leadership structure of our Board of Directors, including the separation of the chairperson and chief executive officer roles and makes such recommendations to our Board of Directors with respect thereto as our Nominating and Corporate Governance Committee deems appropriate.

Currently, our Board of Directors believes that it is in the best interest of our Company and our shareholders for our Co-Chief Executive Officer, James Petcoff, to serve as both Co-Chief Executive Officer and Executive Chairman given his knowledge of our Company and industry and his strategic vision. Our Board of Directors believes that its majority of independent members and active oversight of management is maintained effectively through this leadership structure, the composition of our Board of Directors and sound corporate governance policies and practices.
Board's Role in Risk Oversight
Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces, while our Board of Directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.
Our Board of Directors believes that open communication between management and our Board of Directors is essential for effective risk management and oversight. Our Board of Directors meets with members of the senior management team at quarterly meetings of our Board of Directors (as well as such other times as they deemed appropriate), where, among other topics, they discuss risks facing the Company.
While our Board of Directors is ultimately responsible for risk oversight, our board committees assist our Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee assists our Board of Directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our Audit Committee reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our Audit Committee also monitors certain key risks on a regular basis throughout the fiscal year, such as risk associated with internal control over financial reporting and liquidity risk. Our Nominating and Corporate Governance Committee assists our Board of Directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance. Our Compensation Committee assesses risks created by the incentives inherent in our compensation policies. Finally, our full Board of Directors reviews strategic and operational risk and the Company's Enterprise Risk Management initiatives in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.
Board Meetings and Committees
During our fiscal year ended December 31, 2022, our Board of Directors held eight meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board of Directors held during the period for which he/she has been a director and (ii) the total number of meetings held by all committees of our Board of Directors on which he/she served during the periods that he/she served.
Although we do not have a formal policy regarding attendance by members of our Board of Directors at annual meetings of shareholders, we encourage, but do not require, our directors to attend. All board members were in attendance at the 2022 Annual Meeting.
Our Board of Directors has established three standing committees to assist it in fulfilling its responsibilities in compliance with SEC and Nasdaq rules and regulations. These committees include the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each committee operates under a separate charter adopted by our Board of Directors. Committee charters are available under the “Governance” tab on the Company’s website at www.cnfrh.com. Committee members are appointed by the Board of Directors annually and serve until their resignation or until otherwise determined by the Board. Details and the function of each committee are described below.

Audit Committee
The Audit Committee assists our Board of Directors in fulfilling its oversight responsibilities relating to:
•	the integrity of our financial statements and our financial reporting process;
•	internal and external auditing and the independent registered public accounting firm’s qualifications and independence;
•	the performance of an internal audit function and our independent registered public accounting firm;
•	the integrity of our systems of internal accounting and financial controls; and
•	our compliance with legal and regulatory requirements.
In so doing, the Audit Committee is responsible for maintaining free and open communication between the committee, the independent registered public accounting firm and our management. In this role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our Company and has the power to retain outside counsel or other experts for this purpose. The Audit Committee has direct responsibility for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee meets in executive session with both the internal auditor and the independent registered public accounting firm periodically. The Audit Committee in conjunction with the head of the Internal Audit and Corporate Counsel, oversees the administration of the Company's whistleblower hotline to include oversight over the investigative process initiated as a result of any report that is received by the Company. The Audit Committee is responsible for approving all transactions with related persons. The Audit Committee periodically reviews and approves or ratifies a summary of transactions with related persons as prepared by management. To the extent any new transactions may arise during the course of the year, management discusses such transactions with the Audit Committee.
Currently, the Audit Committee members are Isolde O'Hanlon (Chairperson), John Melstrom, Timothy Lamothe, and Richard Jamison Williams, Jr. Our Board of Directors has determined that each member of the Audit Committee meets the requirements for independence under the applicable rules, regulations and listing standards of Nasdaq and applicable rules and regulations promulgated by the SEC. The Audit Committee met seven times in 2022. The Audit Committee Report is set forth later in this Prospectus. Isolde O’Hanlon has the requisite attributes of a financial expert and such attributes were acquired through relevant education and experience for purposes of service on the Audit Committee and in accordance with the rules and regulations of the Nasdaq Stock Market and the applicable securities laws of the Securities and Exchange Commission.
Compensation Committee
The Compensation Committee assists our Board of Directors with reviewing the performance of our management in achieving corporate goals and objectives and assuring that our executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of applicable regulatory bodies. Toward that end, the Compensation Committee, among other responsibilities, makes recommendations to our Board of Directors regarding director and executive officer compensation, equity-based compensation plans and executive benefit plans. The Compensation Committee also administers the Company’s incentive plans.
The Compensation Committee met four times in 2022. All members of the Compensation Committee satisfy the independence requirements established by the Nasdaq. The Compensation Committee members are Jeffrey Hakala (Chairperson), Isolde O’Hanlon, and Joseph Sarafa.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee, among other things:
•	identifies, evaluates and recommends nominees, including shareholder nominees, to our Board of Directors and committees of our Board of Directors;
•	conducts searches for appropriate directors;
•	evaluates the performance of our Board of Directors and of individual directors;
•	considers and makes recommendations to our Board of Directors regarding the composition of our Board of Directors and its committees and related compensation;

•	reviews developments in corporate governance practices;
•	evaluates the adequacy of our corporate governance practices and reporting; and
•	makes recommendations to our Board of Directors concerning corporate governance matters.
The members of the Nominating and Corporate Governance Committee are Joseph Sarafa (Chairperson), Jeffrey Hakala, and Timothy Lamothe. The Nominating and Corporate Governance Committee met four times in 2022. The Nominating and Corporate Governance Committee recommended to the Board, and the Board approved the nomination of Timothy Lamothe, Isolde O'Hanlon, and Nicholas Petcoff as directors with terms expiring in 2026.
Code of Business Conduct and Ethics
We have a Code of Conduct and Ethics applicable to our directors, officers and employees that complies with the requirements of applicable rules and regulations of the SEC and Nasdaq. This code is designed to deter wrongdoing and to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting to an appropriate person or persons identified in the Code of Business Conduct and Ethics of violations of the Code of Business Conduct and Ethics;
•	accountability for adherence to the Code of Business Conduct and Ethics; and
•	compliance with our Whistleblower Policy.
Our Code of Business Conduct and Ethics is available on the governance portion of our website at www.cnfrh.com.
Hedging
Pursuant to the terms of our Insider Trading Policy, we prohibit all directors, officers, and employees from engaging in hedging transactions including hedging or monetization transactions, such as zero-cost collars and forward sale contracts with respect to our securities.
Nomination to the Board of Directors
Candidates for nomination to our Board of Directors are selected by our Board of Directors based on the recommendation of the Nominating and Corporate Governance Committee in accordance with the committee’s charter, our bylaws, our Corporate Governance Guidelines, and the criteria adopted by our Board of Directors regarding director candidate qualifications. In recommending candidates for nomination, the Nominating and Corporate Governance Committee considers candidates recommended by directors, officers, employees, shareholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate and, in addition, the committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.
Additional information regarding the process for properly submitting shareholder nominations for candidates for membership on our Board of Directors is set forth below under “Shareholder Proposals to Be Presented at Next Annual Meeting.”
Director Qualifications
With the goal of developing a diverse, experienced and highly qualified board of directors, the Nominating and Corporate Governance Committee is responsible for developing and recommending to our Board of Directors the desired qualifications, expertise and characteristics of members of our Board of Directors, including qualifications that the committee believes must be met by a committee-recommended nominee for membership on our Board of Directors and specific qualities or skills that the committee believes are necessary for one or more of the members of our Board of Directors to possess.

Since the identification, evaluation and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of our Board of Directors from time to time, our Board of Directors has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory and Nasdaq listing requirements and the provisions of our bylaws, Corporate Governance Guidelines, and charters of the board committees. When considering nominees, our Nominating and Corporate Governance Committee may take into consideration many factors including, among other things, a candidate’s independence, integrity, skills, financial and other expertise, breadth of experience, and knowledge about our business or industry and ability to devote adequate time and effort to responsibilities of our Board of Directors in the context of its existing composition. Through the nomination process, the Nominating and Corporate Governance Committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds and other characteristics that are expected to contribute to our Board of Directors’ overall effectiveness. The brief biographical description of each director set forth in “Information about the Nominees and the Incumbent Directors” includes the primary individual experience, qualifications, attributes and skills of each of our directors that led to the conclusion that each director should serve as a member of our Board of Directors at this time.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Policies and Procedures for Related Person Transactions
Our related person transaction policy states that our executive officers, directors and principal shareholders, including their immediate family members, are not permitted to enter into a related person transaction with us without the consent of our Audit Committee, or the disinterested members of Board of Directors. Any request for us to enter into a transaction with an executive officer, director, principal shareholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our Audit Committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our Audit Committee any such related person transaction. In approving or rejecting the proposed transaction, our Audit Committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the policy, if we should discover related person transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.
Other Family Relationships
The Company employs Nicholas Petcoff as Co-Chief Executive Officer and Director. Nicholas Petcoff is the son of James Petcoff, the Company's Executive Chairman and Co-Chief Executive Officer. Details of Nicholas Petcoff's role and background can be found in the “Information about the Nominees and the Incumbent Directors” section and details of compensation can be found in the “Executive Compensation” herein.
The Company employed Andrew Petcoff as Director, Senior Vice President of Personal Lines, and President of Sycamore Insurance Agency. Andrew Petcoff resigned from the Company's Board of Directors on December 31, 2022. Andrew Petcoff resigned from the Company on June 30, 2021, as a result of the sale of certain business line segments from Sycamore Insurance Agency, Inc., to Venture Agency Holdings, Inc. He is the son of James Petcoff, the Company's Executive Chairman and Co-Chief Executive Officer.
Andrew Petcoff earned $187,500 in base salary compensation for his services during 2021. He did not receive a bonus in 2021 from the Company. Andrew Petcoff received $7,500 of employer matches on contributions to the Company's 401(k) employee benefit plan in 2021.
The Company employed B. Matthew Petcoff, the brother of the Executive Chairman and Co-Chief Executive Officer, James Petcoff, as the President of Blue Spruce Underwriters, a business unit and DBA of Sycamore Insurance Agency. B. Matthew Petcoff resigned from the Company on June 30, 2021, as a result of the sale of certain business line segments from Sycamore Insurance Agency, Inc., to Venture Agency Holdings, Inc. B. Matthew Petcoff earned $120,000 in base salary compensation for his services during 2021. B. Matthew Petcoff received $4,800 of employer matches on contributions to the Company's 401(k) employee benefit plan in 2021. B. Matthew Petcoff did not receive a bonus in 2021.
The Company employed Hilary Petcoff as its Vice President of Enterprise Risk Management. Hilary Petcoff resigned from the Company on June 30, 2021, as a result of the sale of certain business line segments from Sycamore Insurance Agency, Inc., to Venture Agency Holdings, Inc. She is the daughter of the Company's Executive Chairman and Co-Chief Executive Officer, James Petcoff.
Hilary Petcoff earned $66,500 in base salary compensation for her services during 2021. Hilary Petcoff received $2,660 of employer matches on contributions to the Company's 401(k) employee benefit plan in 2021. Hilary Petcoff did not receive a bonus from the Company in 2021.
On August 10, 2022, the Company issued $5.0 million of common equity through a private placement of 2,500,000 shares priced at $2.00 per share. Clarkston Ventures, LLC purchased 1,500,000 shares; James Petcoff purchased 750,000 shares; Nicholas Petcoff purchased 100,000 shares; Brian Roney purchased 100,000 shares; and Joseph Sarafa purchased 50,000 shares.

LEGAL MATTERS
The validity of the New Notes offered hereby and certain legal matters relating to the Exchange Offer and the New Offering will be passed upon for us by Honigman LLP, Detroit, Michigan. Certain legal matters will be passed upon for the dealer manager and placement agent by Stradley Ronon Stevens & Young, LLP, Philadelphia, Pennsylvania.
EXPERTS
The financial statements of Conifer Holdings, Inc. as of December 31, 2021, and for each of the two years in the period ended December 31, 2021, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included herein in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statements of Conifer Holdings, Inc. as of December 31, 2022, and the year ended December 31, 2022, included in this Prospectus have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as stated in their report. Such financial statements are included herein in reliance upon the report of such firm given their authority as experts in accounting and auditing.

PLAN OF DISTRIBUTION
We have engaged Janney Montgomery Scott LLC, or the placement agent, to act as our exclusive placement agent to solicit offers to purchase the New Notes being offered in the New Offering described in this Prospectus. The placement agent is not purchasing or selling any such securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use its reasonable best efforts to arrange for the sale of such securities by us. Therefore, we may not sell all of the New Notes being offered in the New Offering. The terms of this offering were subject to market conditions and negotiations between us, the placement agent and prospective investors. The placement agent will have no authority to bind us by virtue of the placement agent agreement. This is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering. The placement agent may retain sub-agents and selected dealers in connection with this offering.
The placement agent will, after consultation with us, in its discretion, allocate the additional New Notes among potential investors. If you indicate your interest in participating in the New Offering to the placement agent and are allocated New Notes, you will be contacted, informed of your allocation and asked to confirm your allocation or withdraw your indication of interest after the effective date of the registration statements of which this Prospectus is a part. If you confirm your allocation and deliver the purchase price on the closing date, you will be sold your allocation of the additional New Notes. You are not guaranteed any allocation if you indicate an interest in purchasing New Notes. Neither we, nor the placement agent will consider whether or not a holder of the Existing Notes participates in the Exchange Offer as a relevant factor when determining the allocation of the New Notes in the New Offering. There is no minimum amount of New Notes that we are required to sell and we may decide not to sell any New Notes in the New Offering. The offering will commence on the date of this Prospectus and may continue after the closing date of the Exchange Offer.
In the placement agent agreement between us and the placement agent, we make a number of customary representations and warranties, including on matters such as organization, qualification, authorization, no conflict, compliance of our financial statements and SEC filings with applicable standards, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws. In addition, we have agreed to indemnify the placement agent and persons who control the placement agent against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the placement agent agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.
Fees and Expenses
We have agreed to pay the placement agent an aggregate fee equal to __% of the gross proceeds received by us in the offering. In addition, we have agreed to reimburse the placement agent for certain fees and expenses relating to its services as placement agent. Certain of the fees and expenses for which the placement agent has received reimbursement for its services as the dealer manager in connection with the Exchange Offer will be credited against the fees and expenses that would otherwise be reimbursable to the placement agent in connection with its services as placement agent.
We estimate the total expenses of this offering paid or payable by us, exclusive of the placement agent’s fee and reimbursement of expenses, will be approximately $   .
The following table shows the public offering price, the placement agent fees, the proceeds, before expenses, to us and the net proceeds after estimated expenses to us in connection with this offering.
	Per Note	Total
Public Offering Price(1)	$	$
Placement Agent Fees	$	$
Proceeds, before expenses, to us	$	$
(1)	Plus accrued interest, if any, from , 2023.

Listing
The New Notes consist of a new issue of securities with no established trading market. We have applied to list the New Notes on the Nasdaq Global Market. If the listing is approved, we expect trading in the notes to begin within 30 days of the initial delivery of the New Notes.
Regulation M Compliance
The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the sale of our securities offered hereby by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.
Electronic Distribution
This Prospectus may be made available in electronic format on websites or through other online services maintained by the placement agent or its affiliates.
Other than the prospectus in electronic format, information on such websites and any information contained in any other website maintained by the placement agent or its affiliates is not part of this Prospectus or our registration statement of which the related prospectus forms a part, has not been approved or endorsed by us or the placement agent in its capacity as such and should not be relied on by investors.
Our Relationships with the Placement Agent
The placement agent and its affiliates have engaged, or may in the future engage, in investment banking transactions and other commercial dealings in the ordinary course of business with us or our affiliates. The placement agent has received, or may in the future receive, customary fees and commissions for these transactions. Except as disclosed in this Prospectus with respect to its engagement as the dealer manager for the Exchange Offer, we have no present arrangements with the placement agent for any further services.
In addition, in the ordinary course of its business activities, the placement agent and its affiliates may make or hold a broad array of investments and actively trade indebtedness and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The placement agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Other Matters
Other than in the United States, no action has been taken by us or the placement agent that would permit a public offering of the securities offered by this Prospectus in any jurisdiction in which action for that purpose is required. The securities offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We and the placement agent require that the persons into whose possession this Prospectus comes inform themselves about, and observe any restrictions relating to, the offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS
Unaudited Interim Financial Statements

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(dollars in thousands)
	March 31, 2023	December 31, 2022
	(Unaudited)
Assets
Investment securities:
Debt securities, at fair value (amortized cost of $125,274 and $127,119, respectively)	$110,633	$110,201
Equity securities, at fair value (cost of $2,369 and $1,905, respectively)	2,425	1,267
Short-term investments, at fair value	28,055	25,929
Total investments	141,113	137,397

Cash and cash equivalents	21,549	28,035
Premiums and agents' balances receivable, net	21,713	21,802
Receivable from Affiliate	1,245	1,261
Reinsurance recoverables on unpaid losses	61,101	82,651
Reinsurance recoverables on paid losses	9,023	6,653
Prepaid reinsurance premiums	21,929	16,399
Deferred policy acquisition costs	8,326	10,290
Other assets	7,172	7,862
Total assets	$293,171	$312,350

Liabilities and Shareholders' Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$145,362	$165,539
Unearned premiums	69,807	67,887
Reinsurance premiums payable	7,463	6,144
Debt	33,954	33,876
Accounts payable and accrued expenses	14,293	19,954
Total liabilities	270,879	293,400

Commitments and contingencies

Shareholders' equity:
Common stock, no par value (100,000,000 shares authorized; 12,215,849 issued and outstanding, respectively)	97,968	97,913
Accumulated deficit	(59,759)	(60,760)
Accumulated other comprehensive income (loss)	(15,917)	(18,203)
Total shareholders' equity	22,292	18,950
Total liabilities and shareholders' equity	$293,171	$312,350
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations (Unaudited)
(dollars in thousands, except per share data)
	Three Months Ended March 31,
	2023	2022
Revenue and Other Income
Premiums
Gross earned premiums	$34,294	32,764
Ceded earned premiums	(12,342)	(8,809)
Net earned premiums	21,952	23,955
Net investment income	1,307	507
Net realized investment gains (losses)	—	(69)
Change in fair value of equity securities	694	280
Other gains (losses)	—	(5)
Other income	626	698
Total revenue and other income	24,579	25,366

Expenses
Losses and loss adjustment expenses, net	13,713	18,018
Policy acquisition costs	4,721	5,464
Operating expenses	4,279	4,160
Interest expense	686	711
Total expenses	23,399	28,353

Income (loss) before equity earnings in Affiliate and income taxes	1,180	(2,987)
Equity earnings (loss) in Affiliate, net of tax	(179)	76
Income tax expense (benefit)	—	(41)

Net income (loss)	$1,001	$(2,870)

Earnings (loss) per common share, basic and diluted	$0.08	$(0.30)

Weighted average common shares outstanding, basic and diluted	12,215,849	9,707,817
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(dollars in thousands)
	Three Months Ended March 31,
	2023	2022
Net income (loss)	$1,001	$(2,870)

Other comprehensive income (loss), net of tax:
Unrealized investment gains (losses):
Unrealized investment gains (losses) during the period	2,286	(7,287)
Income tax (benefit) expense	—	—
Unrealized investment gains (losses), net of tax	2,286	(7,287)

Less: reclassification adjustments to:
Net realized investment gains (losses) included in net income (loss)	—	—
Income tax (benefit) expense	—	—
Total reclassifications included in net income (loss), net of tax	—	—

Other comprehensive income (loss)	2,286	(7,287)

Total comprehensive income (loss)	$3,287	$(10,157)
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
(dollars in thousands)
	No Par, Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount
Balances at December 31, 2022	12,215,849	$97,913	$(60,760)	$(18,203)	$18,950
Net income (loss)	—	—	1,001	—	1,001
Stock-based compensation expense	—	55	—	—	55
Other comprehensive income (loss)	—	—	—	2,286	2,286
Balances at March 31, 2023	12,215,849	$97,968	$(59,759)	$(15,917)	$22,292

Balances at December 31, 2021	9,707,817	$92,692	$(50,079)	$(2,110)	$40,503
Net income (loss)	—	—	(2,870)	—	(2,870)
Stock-based compensation expense	—	38	—	—	38
Other comprehensive income (loss)	—	—	—	(7,287)	(7,287)
Balances at March 31, 2022	9,707,817	$92,730	$(52,949)	$(9,397)	$30,384
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Unaudited)
(dollars in thousands)
	Three Months Ended March 31,
	2023	2022
Cash Flows From Operating Activities
Net income (loss)	$1,001	$(2,870)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	98	102
Amortization of bond premium and discount, net	(97)	116
Net realized investment (gains) losses	—	69
Change in fair value of equity securities	(694)	(280)
Stock-based compensation expenses	55	38
Equity loss (earnings) in Affiliate, net of tax	179	(76)
Changes in operating assets and liabilities:
(Increase) decrease in:
Premiums and agents' balances and other receivables	(91)	442
Reinsurance recoverables	19,180	(1,201)
Prepaid reinsurance premiums	(5,530)	(6,133)
Deferred policy acquisition costs	1,964	2,143
Other assets	(418)	(719)
Increase (decrease) in:
Unpaid losses and loss adjustment expenses	(20,177)	1,853
Unearned premiums	1,920	199
Reinsurance premiums payable	(1,456)	(1,976)
Accounts payable and other liabilities	(1,952)	(234)
Net cash provided by (used in) operating activities	(6,018)	(8,527)
Cash Flows From Investing Activities
Purchase of investments	(60,052)	(68,116)
Proceeds from maturities and redemptions of investments	2,105	6,609
Proceeds from sales of investments	58,413	62,958
Obligation to SSU	(934)	—
Net cash provided by (used in) investing activities	(468)	1,451
Cash Flows From Financing Activities
Borrowings under line of credit	—	5,000
Net cash provided by (used in) financing activities	—	5,000
Net increase (decrease) in cash	(6,486)	(2,076)
Cash at beginning of period	28,035	9,913
Cash at end of period	$21,549	$7,837
Supplemental Disclosure of Cash Flow Information:
Interest paid	$686	$699
Income taxes paid (refunded), net	—	(12)
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Unaudited)
1. Summary of Significant Accounting Policies
Basis of Presentation and Management Representation
The consolidated financial statements include accounts, after elimination of intercompany accounts and transactions, of Conifer Holdings, Inc. (the “Company” or “Conifer”), its wholly owned subsidiaries, Conifer Insurance Company (“CIC”), White Pine Insurance Company (“WPIC”), Red Cedar Insurance Company (“RCIC”), Sycamore Insurance Agency, Inc. (“Sycamore”), and VSRM, Inc. (“VSRM”). CIC, WPIC, and RCIC are collectively referred to as the “Insurance Company Subsidiaries.” On a stand-alone basis, Conifer Holdings, Inc. is referred to as the “Parent Company.” VSRM owns a 50% non-controlling interest in Sycamore Specialty Underwriters, LLC (“SSU” or “Affiliate”).
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities. The Company has applied the rules and regulations of the United States Securities and Exchange Commission (“SEC”) regarding interim financial reporting and therefore the consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments, consisting of items of a normal recurring nature, necessary for a fair presentation of the consolidated interim financial statements, have been included.
These consolidated financial statements and the notes thereto should be read in conjunction with the Company's audited consolidated financial statements and related notes included in its Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC.
The results of operations for the three months ended March 31, 2023, are not necessarily indicative of the results expected for the year ended December 31, 2023.
Business
The Company is engaged in the sale of property and casualty insurance products and has organized its principal operations into three types of insurance businesses: commercial lines, personal lines, and agency business. The Company underwrites a variety of specialty insurance products, including property, general liability, liquor liability, automobile, and homeowners and dwelling policies. The Company markets and sells its insurance products through a network of independent agents, including managing general agents, whereby policies are written in all 50 states in the United States of America (“U.S.”). The Company’s corporate headquarters are located in Troy, Michigan with additional office facilities in Florida and Michigan.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes the amounts included in the consolidated financial statements reflect management's best estimates and assumptions, actual results may differ from these estimates.
Cash, Cash Equivalents, and Short-term Investments
Cash consists of cash deposits in banks, generally in operating accounts. Cash equivalents consist of money-market funds that are specifically used as overnight investments tied to cash deposit accounts. Short-term investments, consisting of money market funds, are classified as investments in the consolidated balance sheets as they relate to the Company’s investment activities.
Recently Adopted Accounting Pronouncements
Effective January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which introduces a new process for recognizing credit losses on financial instruments based on expected credit losses. This new standard replaces the incurred loss methodology and the concept of Other-than-Temporary Impairment (or “OTTI”) with an expected credit loss methodology that is sometimes referred to as the Current Expected Credit Loss (CECL) methodology. The guidance applies to Conifer's reinsurance recoverables, premium receivable, and debt securities. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326, while prior period amounts continue to be reported in accordance with previously applicable U.S. GAAP. The adoption of ASC 326 did not have any impact on the Company's financial statements.
Among other updates which management deems to have no material impact, ASC 326 made changes to the accounting for available-for-sale debt securities. At each quarter-end, for available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income.
For debt securities available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.
Recently Issued Accounting Guidance
In January 2021, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848). This guidance provides optional expedients and exceptions that are intended to ease the burden of updating contracts to contain a new reference rate due to the discontinuation of the London Inter-Bank Offered Rate (LIBOR). This guidance is available immediately and may be implemented in any period prior to the guidance expiration on December 31, 2024. Management does not expect the new guidance to have a material impact on the Company’s consolidated financial statements.
2. Investments
Results for reporting periods occurring before January 1, 2023 continue to be reported in accordance with previously applicable U.S. GAAP and note presented under ASC 326, which was adopted by the Company on January 1, 2023. The Company analyzed its investment portfolio in accordance with its credit loss review policy and determined it did not need to record a credit loss for the three months ended March 31, 2023 and 2022. The Company holds only investment grade securities from high credit quality issuers. The gross unrealized losses of $14.6 million as of March 31, 2023, from the Company's available-for-sale securities are due to market conditions and interest rate changes.
The cost or amortized cost, gross unrealized gains or losses, and estimated fair value of the investments in securities classified as available for sale at March 31, 2023 and December 31, 2022 were as follows (dollars in thousands):
	March 31, 2023
	Cost or Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
Debt Securities:
U.S. Government	$7,220	$—	$(249)	$6,971
State and local government	26,063	1	(3,866)	22,198
Corporate debt	35,070	—	(4,139)	30,931
Asset-backed securities	21,150	—	(1,045)	20,105

	March 31, 2023
	Cost or Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
Mortgage-backed securities	28,524	—	(4,739)	23,785
Commercial mortgage-backed securities	3,413	—	(125)	3,288
Collateralized mortgage obligations	3,834	—	(479)	3,355
Total debt securities available for sale	$125,274	$1	$(14,642)	$110,633
	December 31, 2022
	Cost or Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
Debt Securities:
U.S. Government	$7,833	$—	$(335)	$7,498
State and local government	25,487	1	(4,672)	20,816
Corporate debt	35,347	—	(4,788)	30,559
Asset-backed securities	21,742	—	(1,246)	20,496
Mortgage-backed securities	29,194	—	(5,157)	24,037
Commercial mortgage-backed securities	3,414	—	(186)	3,228
Collateralized mortgage obligations	4,102	—	(535)	3,567
Total debt securities available for sale	$127,119	$1	$(16,919)	$110,201
The following table summarizes the aggregate fair value and gross unrealized losses, by security type, of the available-for-sale securities in unrealized loss positions. The table segregates the holdings based on the length of time that individual securities have been in a continuous unrealized loss position (dollars in thousands):
	March 31, 2023
	Less than 12 months			Greater than 12 months			Total
	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
Debt Securities:
U.S. Government	2	$ 900	$(6)	10	$ 6,071	$(243)	12	$ 6,971	$(249)
State and local government	13	3,229	(80)	110	18,267	(3,786)	123	21,496	(3,866)
Corporate debt	4	1,509	(41)	64	29,422	(4,098)	68	30,931	(4,139)
Asset-backed securities	3	1,085	(28)	22	19,020	(1,017)	25	20,105	(1,045)
Mortgage-backed securities	33	279	(12)	35	23,499	(4,727)	68	23,778	(4,739)
Commercial mortgage-backed securities	1	209	(20)	3	3,056	(105)	4	3,265	(125)
Collateralized mortgage obligations	11	166	(6)	23	3,212	(473)	34	3,378	(479)
Total debt securities available for sale	67	$7,377	$(193)	267	$102,547	$(14,449)	334	$109,924	$(14,642)

	December 31, 2022
	Less than 12 months			Greater than 12 months			Total
	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
Debt Securities:
U.S. Government	8	$ 3,534	$(135)	5	$ 3,964	$(200)	13	$ 7,498	$(335)
State and local government	77	12,966	(2,318)	45	7,147	(2,354)	122	20,113	(4,672)
Corporate debt	27	10,069	(1,373)	42	20,890	(3,415)	69	30,959	(4,788)
Asset-backed securities	6	3,188	(76)	20	17,308	(1,170)	26	20,496	(1,246)
Mortgage-backed securities	57	4,006	(573)	12	20,031	(4,584)	69	24,037	(5,157)
Commercial mortgage-backed securities	4	3,205	(186)	—	—	—	4	3,205	(186)
Collateralized mortgage obligations	26	1,789	(196)	9	1,802	(339)	35	3,591	(535)
Total debt securities available for sale	205	$38,757	$(4,857)	133	$71,142	$(12,062)	338	$109,899	$(16,919)
The Company’s sources of net investment income and losses are as follows (dollars in thousands):
	Three Months Ended March 31,
	2023	2022
Debt securities	$853	$ 582
Equity securities	11	28
Cash, cash equivalents and short-term investments	503	1
Total investment income	1,367	611
Investment expenses	(60)	(104)
Net investment income	$1,307	$507
The following table summarizes the gross realized gains and losses from sales, calls and maturities of available-for-sale debt and equity securities (dollars in thousands):
	Three Months Ended March 31,
	2023	2022
Debt securities:
Gross realized gains	$—	$—
Gross realized losses	—	—
Total debt securities	—	—
Equity securities:
Gross realized gains	$—	19
Gross realized losses	—	(88)
Total equity securities	—	(69)
Total net realized investment gains (losses)	$—	$(69)
Proceeds from available-for-sale debt securities were $23.6 million and $6.7 million for the three months ended March 31, 2023 and 2022, respectively.
There were no gross realized gains or losses from the sale of available-for-sale debt securities for the three months ended March 31, 2023 and 2022.
As of March 31, 2023 and 2022, there were $0 and $750,000 of payables from securities purchased, respectively. There were $0 and $1.3 million of receivables from securities sold as of March 31, 2023, and 2022, respectively.

The Company's gross unrealized gains related to its equity investments were $523,000 and $0 as of March 31, 2023 and December 31, 2022, respectively. The Company’s gross unrealized losses related to its equity investments were $467,000 and $638,000 as of March 31, 2023 and December 31, 2022, respectively. The Company also carries other equity investments that do not have a readily determinable fair value at cost, less impairment or observable changes in price. We review these investments for impairment during each reporting period. There were no impairments or observable changes in price recorded during 2023 related to the Company's equity securities without readily determinable fair value. These investments are included in Other Assets in the Consolidated Balance Sheets and amounted to $1.4 million as of March 31, 2023 and $1.8 million as of December 31, 2022.
The table below summarizes the amortized cost and fair value of available-for-sale debt securities by contractual maturity at March 31, 2023. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands):
	Amortized Cost	Estimated Fair Value
Due in one year or less	$4,668	$4,592
Due after one year through five years	28,614	26,543
Due after five years through ten years	23,810	20,267
Due after ten years	11,261	8,698
Securities with contractual maturities	68,353	60,100
Asset-backed securities	21,150	20,105
Mortgage-backed securities	28,524	23,785
Commercial mortgage-backed securities	3,413	3,288
Collateralized mortgage obligations	3,834	3,355
Total debt securities	$125,274	$110,633
At March 31, 2023 and December 31, 2022, the Insurance Company Subsidiaries had $8.1 million and $8.0 million, respectively, on deposit in trust accounts to meet the deposit requirements of various state insurance departments. At March 31, 2023 and December 31, 2022, the Company had $98.1 million and $95.7 million, respectively, held in trust accounts to meet collateral requirements with other third-party insurers, relating to various fronting arrangements. There are withdrawal and other restrictions on these deposits, including the type of investments that may be held, however, the Company may generally invest in high-grade bonds and short-term investments and earn interest on the funds.
3. Fair Value Measurements
The Company’s financial instruments include assets carried at fair value, as well as debt carried at face value, net of unamortized debt issuance costs, and are disclosed at fair value in this note. All fair values disclosed in this note are determined on a recurring basis other than the debt which is a non-recurring fair value measure. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in the principal most advantageous market for the asset or liability in an orderly transaction between market participants. In determining fair value, the Company applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The inputs to valuation techniques used to measure fair value are prioritized into a three-level hierarchy. The hierarchy gives the highest priority to quoted prices from sources independent of the reporting entity (“observable inputs”) and the lowest priority to prices determined by the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (“unobservable inputs”). The fair value hierarchy is as follows:
Level 1 - Valuations that are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - Valuations that are based on observable inputs (other than Level 1 prices) such as quoted prices for similar assets or liabilities at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 - Unobservable inputs that are supported by little or no market activity. The unobservable inputs represent the Company’s best assumption of how market participants would price the assets or liabilities.

Net Asset Value (NAV) - The fair values of investment company limited partnership investments and mutual funds are based on the capital account balances reported by the investment funds subject to their management review and adjustment. These capital account balances reflect the fair value of the investment funds.
The following tables present the Company’s assets and liabilities measured at fair value, classified by the valuation hierarchy as of March 31, 2023 and December 31, 2022 (dollars in thousands):
	March 31, 2023
	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Assets:
Debt Securities:
U.S. Government	$6,971	$—	$6,971	$—
State and local government	22,198	—	22,198	—
Corporate debt	30,931	—	30,931	—
Asset-backed securities	20,105	—	20,105	—
Mortgage-backed securities	23,785	—	23,785	—
Commercial mortgage-backed securities	3,288	—	3,288	—
Collateralized mortgage obligations	3,355	—	3,355	—
Total debt securities	110,633	—	110,633	—
Equity Securities	965	208	757	—
Short-term investments	28,055	28,055	—	—
Total marketable investments measured at fair value	$139,653	$28,263	$111,390	$—

Investments measured at NAV:
Investment in limited partnership	1,460
Total assets measured at fair value	$141,113

Liabilities:
Senior Unsecured Notes*	$22,567	$—	$22,567	$—
Subordinated Notes*	11,685	—	—	11,685
Total Liabilities (non-recurring fair value measure)	$34,252	$—	$22,567	$11,685

*	Carried at face value of debt net of unamortized debt issuance costs on the consolidated balance sheets
	December 31, 2022
	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Assets:
Debt Securities:
U.S. Government	$7,498	$—	$7,498	$—
State and local government	20,816	—	20,816	—
Corporate debt	30,559	—	30,559	—
Asset-backed securities	20,496	—	20,496	—
Mortgage-backed securities	24,037	—	24,037	—
Commercial mortgage-backed securities	3,228	—	3,228	—
Collateralized mortgage obligations	3,567	—	3,567	—
Total debt securities	110,201	—	110,201	—
Equity securities	917	160	757	—
Short-term investments	25,929	25,929	—	—
Total marketable investments measured at fair value	$137,047	$26,089	$110,958	$—

	December 31, 2022
	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Investments measured at NAV:
Investment in limited partnership	350
Total assets measured at fair value	$137,397

Liabilities:
Senior Unsecured Notes*	$22,430	$—	$22,430	$—
Subordinated Notes*	11,300	—	—	11,300
Total Liabilities (non-recurring fair value measure)	$33,730	$—	$22,430	$11,300

*	Carried at face value of debt net of unamortized debt issuance costs on the consolidated balance sheets
Level 1 investments consist of equity securities traded in an active exchange market. The Company uses unadjusted quoted prices for identical instruments to measure fair value. Level 1 also includes money market funds and other interest-bearing deposits at banks, which are reported as short-term investments. The fair value measurements that were based on Level 1 inputs comprise 20% and 18% of the fair value of the total marketable investments measured at fair value as of March 31, 2023 and December 31, 2022, respectively.
Level 2 investments include debt securities and equity securities, which consist of U.S. government agency securities, state and local municipal bonds (including those held as restricted securities), corporate debt securities, mortgage-backed and asset-backed securities. The fair value of securities included in the Level 2 category were based on the market values obtained from a third-party pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other observable market information. The third-party pricing service monitors market indicators, as well as industry and economic events. The fair value measurements that were based on Level 2 inputs comprise 80% and 82% of the fair value of the total marketable investments measured at fair value as of March 31, 2023 and December 31, 2022, respectively.
The Company obtains pricing for each security from independent pricing services, investment managers or consultants to assist in determining fair value for its Level 2 investments. To validate that these quoted prices are reasonable estimates of fair value, the Company performs various quantitative and qualitative procedures, such as (i) evaluation of the underlying methodologies, (ii) analysis of recent sales activity, (iii) analytical review of our fair values against current market prices and (iv) comparison of the pricing services’ fair value to other pricing services’ fair value for the same investment. No markets for the investments were determined to be inactive at period-ends. Based on these procedures, the Company did not adjust the prices or quotes provided from independent pricing services, investment managers or consultants.
As of March 31, 2023 and December 31, 2022, the fair value of the subordinated debt reported at amortized cost was considered a Level 3 liability in the fair value hierarchy and is entirely comprised of the Company's Subordinated Notes. In determining the fair value of the Subordinated Notes outstanding at March 31, 2023 and December 31, 2021, the security attributes (issue date, maturity, coupon, calls, etc.) and market rates on September 24, 2018 (the date of the restated and amended agreement which was repriced at that time) were entered into a valuation model. A lognormal trinomial interest rate lattice was created within the model to compute the option adjusted spread (“OAS”) which is the amount, in basis points, of interest rate required to be paid under the debt agreement over the risk-free U.S. Treasury rates. The OAS was then entered back into the model along with the March 31, 2023 and December 31, 2022 U.S. Treasury rates, respectively. A new lattice was generated and the fair value was computed from the OAS. There were no changes in assumptions of credit risk from the issuance date.
The Company's policy on recognizing transfers between hierarchies is applied at the end of each reporting period. There were no transfers in or out of Level 3 for the three months ended March 31, 2023, and 2022, respectively.
4. Deferred Policy Acquisition Costs
The Company defers costs incurred which are incremental and directly related to the successful acquisition of new or renewal insurance business, net of corresponding amounts of ceded reinsurance commissions. Net deferred policy acquisition costs are amortized and charged to expense in proportion to premium earned over the estimated policy term. The Company anticipates that its deferred policy acquisition costs will be fully recoverable and there were no premium deficiencies for the three months ended March 31, 2023 and 2022. The activity in deferred policy acquisition costs, net of reinsurance transactions, is as follows (dollars in thousands):
	Three Months Ended March 31,
	2023	2022
Balance at beginning of period	$10,290	$12,267

Deferred policy acquisition costs	2,757	3,321
Amortization of policy acquisition costs	(4,721)	(5,464)
Net change	(1,964)	(2,143)

Balance at end of period	$8,326	$10,124
5. Unpaid Losses and Loss Adjustment Expenses
The Company establishes reserves for unpaid losses and loss adjustment expenses (“LAE”) which represent the estimated ultimate cost of all losses incurred that were both reported and unreported (i.e., incurred but not yet reported losses; or “IBNR”) and LAE incurred that remain unpaid at the balance sheet date. The Company’s reserving process takes into account known facts and interpretations of circumstances and factors including the Company’s experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. In the normal course of business, the Company may also supplement its claims processes by utilizing third-party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.
Reserves are estimates of unpaid portions of losses that have occurred, including IBNR losses; therefore, the establishment of appropriate reserves is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded amounts, which are based on management’s best estimates. The highest degree of uncertainty is associated with reserves for losses incurred in the current reporting period as it contains the greatest proportion of losses that have not been reported or settled. The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in reserve estimates, which may be material, are reported in the results of operations in the period such changes are determined to be needed and recorded.
Management believes that the reserve for losses and LAE is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the consolidated financial statements based on available facts and in accordance with applicable laws and regulations.

The table below provides the changes in the reserves for losses and LAE, net of reinsurance recoverables, for the periods indicated as follows (dollars in thousands):
	Three months ended March 31,
	2023	2022
Gross reserves - beginning of period	$165,539	$139,085
Less: reinsurance recoverables on unpaid losses	(82,651)	(40,344)
Net reserves - beginning of period	82,888	98,741
Add: incurred losses and LAE, net of reinsurance:
Current period	14,926	12,497
Prior period	(1,213)	5,521
Total net incurred losses and LAE	13,713	18,018
Deduct: loss and LAE payments, net of reinsurance:
Current period	1,987	2,512
Prior period	10,353	13,914
Total net loss and LAE payments	12,340	16,426
Net reserves - end of period	84,261	100,333
Plus: reinsurance recoverables on unpaid losses	61,101	40,605
Gross reserves - end of period	$145,362	$140,938
Net losses and LAE were $13.7 million during the first quarter of 2023. The Company experienced favorable development of $1.2 million during the first quarter of 2023, of which $817,000 was related to the Company's commercial lines of business, and $396,000 was related to the personal lines of business. The majority of the favorable development occurred in the 2022 and 2021 accident years. For accident year 2022, the redundancy was due in part to less-than-expected commercial property loss emergence during the first quarter of 2023. For accident year 2021, the claim frequency of the quick service restaurant program was less than expected resulting in a reduction in the estimated ultimate loss. There was $1.8 million of adverse development relating to 2019 and prior accident years that was covered under the Loss Portfolio Transfer (“LPT”), resulting in no net development. As of March 31, 2023, the Company was $2.4 million into the $20.0 million adverse development cover provided by the LPT.
Net losses and LAE were $18.0 million for the three months ended March 31, 2022. Adverse development contributed $5.5 million to the total incurred losses in the first quarter of 2022, of which $1.5 million was related to 2017 and prior accident years, $1.3 million was related to the 2018 accident year, $1.3 million was related to the 2019 accident year, and $1.5 million was related to the 2020 accident year. In the first quarter of 2022, $5.7 million of the adverse development came from the commercial lines of business, mostly from liability lines, while our personal lines of business had $219,000 favorable development.
6. Reinsurance
In the normal course of business, the Company participates in reinsurance agreements in order to limit losses that may arise from catastrophes or other individually severe events. The Company ceded primarily all specific commercial liability risks in excess of $400,000 in 2023, and $340,000 in 2022. The Company ceded specific commercial property risks in excess of $400,000 in 2023, and $300,000 in 2022. The Company ceded homeowners specific risks in excess of $300,000 in both 2023 and 2022.
A “treaty” is a reinsurance agreement in which coverage is provided for a class of risks and does not require policy by policy underwriting of the reinsurer. “Facultative” reinsurance is where a reinsurer negotiates an individual reinsurance agreement for every policy it will reinsure on a policy by policy basis. A loss is covered under a reinsurance contract if the loss occurs within the effective dates of the agreement notwithstanding when the loss is reported.
Reinsurance does not discharge the direct insurer from liability to its policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors the concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. To date, the Company has not experienced any significant difficulties in collecting reinsurance recoverables.
The Company assumes written premiums under a few fronting arrangements. The fronting arrangements are with unaffiliated insurers who write on behalf of the Company in markets that require a higher A.M. Best rating than the Company’s current rating, where the policies are written in a state where the Company is not licensed or for other strategic reasons.
On November 1, 2022, the Company entered into a loss portfolio transfer (“LPT”) reinsurance agreement with Fleming Reinsurance Ltd (“Fleming Re”). Under the agreement, Fleming Re will cover an aggregate limit of $66.3 million of paid losses on $40.8 million of stated net reserves as of June 30, 2022, relating to accident years 2019 and prior. This covers substantially all of the commercial liability lines underwritten by the Company. Within the aggregate limit, there is a $5.5 million loss corridor in which the Company retains losses in excess of $40.8 million. Fleming Re is then responsible to cover paid losses in excess of $46.3 million up to $66.3 million. Accordingly, there is $20.0 million of adverse development cover for accident years 2019 and prior. Under the agreement, Fleming Re was compensated with $40.8 million for stated net reserves as of June 30, 2022, plus a one-time risk fee of $5.4 million. Recoverables due to the Company under this agreement are recorded as reinsurance recoverables. The agreement is between CIC and WPIC and Fleming Re.
As of March 31, 2023, the Company has recorded losses through the $5.5 million corridor and $2.4 million into the $20.0 million layer. As of December 31, 2022, the Company recorded losses through the $5.5 million corridor and $644,000 into the $20.0 million layer.
As of March 31, 2023, the Consolidated Balance Sheet included $3.0 million of reinsurance recoverables on paid losses related to the LPT, and $22.0 million of reinsurance recoverables on unpaid losses related to the LPT. As of December 31, 2022, the Consolidated Balance Sheet included $3.8 million of reinsurance recoverables on paid losses related to the LPT, and $25.9 million of reinsurance recoverables on unpaid losses related to the LPT.
The following table presents the effects of reinsurance and assumption transactions on written premiums, earned premiums and losses and LAE (dollars in thousands):
	Three Months Ended March 31,
	2023	2022
Written premiums:
Direct	$24,341	$24,796
Assumed	11,873	8,168
Ceded	(17,872)	(14,943)
Net written premiums	$18,342	$18,021

Earned premiums:
Direct	$23,315	$24,123
Assumed	10,979	8,641
Ceded	(12,342)	(8,809)
Net earned premiums	$21,952	$23,955

Losses and LAE:
Direct	$1,969	$13,066
Assumed	1,497	7,408
Ceded	10,247	(2,456)
Net Losses and LAE	$13,713	$18,018

7. Debt
As of March 31, 2023, the Company's debt is comprised of two instruments: $24.3 million of publicly traded senior unsecured notes (the “Notes”) which were issued in 2018 and $10.5 million of privately placed subordinated notes (the “Subordinated Notes”). A summary of the Company's outstanding debt is as follows (dollars in thousands):
	March 31, 2023	December 31, 2022
Senior unsecured notes	$24,251	$24,186
Subordinated notes	9,703	9,690
Total	$33,954	$33,876
Senior unsecured notes
The Company issued $25.3 million of public senior unsecured notes (the “Notes”) in 2018. The Notes bear an interest rate of 6.75% per annum, payable quarterly at the end of March, June, September and December and mature on September 30, 2023. The Company may redeem the Notes, in whole or in part, at face value at any time after September 30, 2021.
Management plans to issue new public debt or sell assets to provide sufficient cash flow to pay off the senior unsecured notes that are coming due within the next twelve months. Management believes it is probable that it will be able to issue new public debt and/or sell assets as necessary to repay the senior unsecured notes by September 30, 2023.
The Company did not repurchase any of the Notes for the three months ended March 31, 2023 and 2022.
Subordinated notes
The Company also has outstanding $10.5 million of Subordinated Notes maturing on September 30, 2038. The Subordinated Notes bear an interest rate of 7.5% per annum until September 30, 2023, and 12.5% thereafter, and allow for four quarterly interest payment deferrals. Interest is payable quarterly at the end of March, June, September and December. Beginning September 30, 2021, the Company may redeem the Subordinated Notes, in whole or in part, for a call premium of $1.1 million. The call premium escalates each quarter to ultimately $1.75 million on September 30, 2023, then steps up to $3.05 million on December 31, 2023, and increases quarterly at a 12.5% per annum rate thereafter.
As of March 31, 2023, the carrying value of the Notes and Subordinated Notes are offset by $130,000 and $797,000 of debt issuance costs, respectively. The debt issuance costs are being amortized through interest expense over the life of the loans.
The Subordinated Notes contain various restrictive financial debt covenants that relate to the Company’s minimum tangible net worth, minimum fixed-charge coverage ratios, dividend paying capacity, reinsurance retentions, and risk-based capital ratios. As of March 31, 2023, the Company was in compliance with all of its financial covenants.
Line of credit
The Company maintained a $10.0 million line of credit with a national bank (the “Lender”) during 2022. The line of credit carried an interest rate at LIBOR plus 2.75% per annum, payable monthly. The line of credit agreement matured on December 1, 2022, and was not renewed.
8. Shareholder’s Equity
On August 10, 2022, the Company issued $5.0 million of equity through a private placement for 2,500,000 shares priced at $2.00 per share. The participants in the private placement consisted of members of the Company's Board of Directors. The Company used the proceeds for growth capital in the Company's specialty core business segments.
As of March 31, 2023 and December 31, 2022, the Company had 12,215,849 issued and outstanding shares of common stock, respectively. Holders of common stock are entitled to one vote per share and to receive dividends only when and if declared by the board of directors. The holders have no preemptive, conversion or subscription rights.

9. Accumulated Other Comprehensive Income (Loss)
The following table presents changes in accumulated other comprehensive income (loss) for unrealized gains and losses on available-for-sale securities (dollars in thousands):
	Three months ended March 31,
	2023	2022
Balance at beginning of period	$(18,203)	$(2,110)
Other comprehensive income (loss) before reclassifications, net of tax	2,286	(7,287)
Less: amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—
Net other comprehensive income (loss)	2,286	(7,287)
Balance at end of period	$(15,917)	$(9,397)
10. Earnings Per Share
Basic and diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The following table presents the calculation of basic and diluted earnings (loss) per common share, as follows (dollars in thousands, except per share and share amounts):
	Three Months Ended March 31,
	2023	2022
Net income (loss)	$1,001	$(2,870)

Weighted average common shares, basic and diluted*	12,215,849	9,707,817

Earnings (loss) per common share, basic and diluted	$0.08	$(0.30)

*
The non-vested shares of the restricted stock units and stock options were anti-dilutive as of March 31, 2023 and 2022. Therefore, the basic and diluted weighted average common shares are equal for the three months ended March 31, 2023 and 2022.

11. Stock-based Compensation
On March 8, 2022, the Company issued options to purchase 630,000 shares of the Company’s common stock to two named executive officers. The right to exercise the options will vest over a five-year period on a straight-line basis. The options have a strike price of $4.53 per share and will expire on March 8, 2032. The estimated value of these options is $612,000, which is being expensed ratably over the vesting period. A Black Scholes model was used to determine the fair value of the options at the time the options were issued, using the Company’s historical 5-year market price of its stock to determine volatility (equating to 65.04%), an estimated 5-year term to exercise the options, a 5-year risk-free rate of return of 1.8%, and the market price for the Company’s stock of $2.40 per share.
On June 30, 2020, the Company issued options to purchase 280,000 shares of the Company’s common stock, to certain executive officers and other employees. The right to exercise the options will vest over a five-year period on a straight-line basis. The options have a strike price of $3.81 per share and expire on June 30, 2030. The estimated value of these options is $290,000, which is being expensed ratably over the vesting period.
In 2016 and 2018, the Company issued 111,281 and 70,000, respectively, of restricted stock units (“RSUs”) to various employees to be settled in shares of common stock, which were valued at $909,000 and $404,000, respectively, on the dates of grant.
The Company recorded $12,000 and $14,000 of compensation expense related to the RSUs for the three months ended March 31, 2023 and 2022, respectively. There were 9,000 unvested RSUs as of March 31, 2023, which will generate an estimated future expense of $4,000.
The Company recorded $43,000 and $24,000 of compensation expense related to the stock options for the three months ended March 31, 2023 and 2022, respectively. There were 654,000 unvested options as of March 31, 2023, which will generate an estimated future expense of $595,000 through February of 2027.

12. Commitments and Contingencies
Legal proceedings
The Company and its subsidiaries are subject at times to various claims, lawsuits and proceedings relating principally to alleged errors or omissions in the placement of insurance, claims administration, and other business transactions arising in the ordinary course of business. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by the insurance policy at issue. We account for such activity through the establishment of unpaid losses and LAE reserves. In accordance with accounting guidance, if it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss is reasonably estimable; then an accrual for the costs to resolve these claims is recorded by the Company in the accompanying consolidated financial statements. Periodic expenses related to the defense of such claims are included in the accompanying consolidated statements of operations. On the basis of current information, the Company does not believe that there is a reasonable possibility that any material loss exceeding amounts already accrued, if any, will result from any of the claims, lawsuits and proceedings to which the Company is subject to, either individually or in the aggregate.
13. Segment Information
The Company is engaged in the sale of property and casualty insurance products and has organized its business model around three classes of insurance businesses: commercial lines, personal lines, and wholesale agency business. Within these three businesses, the Company offers various insurance products and insurance agency services. Such insurance businesses are engaged in underwriting and marketing insurance coverages, and administering claims processing for such policies. The Company views the commercial and personal lines segments as underwriting business (business that takes on insurance underwriting risk). The wholesale agency business provides non-risk bearing revenue through commissions and policy fees. The wholesale agency business increases the product options to the Company’s independent retail agents by offering both insurance products from the Insurance Company Subsidiaries as well as products offered by other insurers.
The Company defines its operating segments as components of the business where separate financial information is available and used by the co-chief operating decision makers in deciding how to allocate resources to its segments and in assessing its performance. In assessing performance of its operating segments, the Company’s co-chief operating decision makers, the Co-Chief Executive Officers, review a number of financial measures including gross written premiums, net earned premiums, losses and LAE, net of reinsurance recoveries, and other revenue and expenses. The primary measure used for making decisions about resources to be allocated to an operating segment and assessing its performance is segment underwriting gain or loss which is defined as segment revenues, consisting of net earned premiums and other income, less segment expenses, consisting of losses and LAE, policy acquisition costs and operating expenses of the operating segments. Operating expenses primarily include compensation and related benefits for personnel, policy issuance and claims systems, rent and utilities. The Company markets, distributes and sells its insurance products through its own insurance agencies and a network of independent agents. All of the Company’s insurance activities are conducted in the United States with a concentration of activity in Michigan, Texas, Oklahoma and California. For the three months ended March 31, 2023 and 2022, gross written premiums attributable to these four states were 56.2% and 55.7%, respectively, of the Company’s total gross written premiums.
The Wholesale Agency business sells insurance products on behalf of the Company’s commercial and personal lines businesses as well as to third-party insurers. Certain acquisition costs incurred by the commercial and personal lines businesses are reflected as commission revenue for the Wholesale Agency business and are eliminated in the Eliminations category.
In addition to the reportable operating segments, the Company maintains a Corporate category to reconcile segment results to the consolidated totals. The Corporate category includes: (i) corporate operating expenses such as salaries and related benefits of the Company’s executive management team and finance and information technology personnel, and other corporate headquarters expenses, (ii) interest expense on the Company’s debt obligations; (iii) depreciation and amortization on property and equipment, and (iv) all investment income activity. All investment income activity is reported within net investment income, net realized investment gains, and change in fair value of equity securities on the consolidated statements of operations. The Company’s assets on the consolidated balance sheet are not allocated to the reportable segments.

The following tables present information by reportable operating segment (dollars in thousands):
Three months ended March 31, 2023	Commercial Lines	Personal Lines	Total Underwriting	Wholesale Agency	Corporate	Eliminations	Total
Gross written premiums	$28,975	$7,239	$36,214	$—	$—	$—	$36,214

Net written premiums	$12,241	$6,101	$18,342	$—	$—	$—	$18,342

Net earned premiums	$17,123	$4,829	$21,952	$—	$—	$—	$21,952
Other income	52	23	75	879	72	(400)	626
Segment revenue	17,175	4,852	22,027	879	72	(400)	22,578

Losses and LAE, net	10,547	3,166	13,713	—	—	—	13,713
Policy acquisition costs	3,196	1,389	4,585	548	—	(412)	4,721
Operating expenses	3,028	592	3,620	352	307	—	4,279
Segment expenses	16,771	5,147	21,918	900	307	(412)	22,713

Segment gain (loss)	$404	$(295)	$109	$(21)	$(235)	$12	$(135)
Investment income					1,307		1,307
Net realized investment gains (losses)					—		—
Change in fair value of equity securities					694		694
Other gains (losses)					—		—
Interest expense					(686)		(686)
Income (loss) before equity earnings in Affiliate and income taxes	$404	$(295)	$109	$(21)	$1,080	$12	$1,180
Three months ended March 31, 2022	Commercial Lines	Personal Lines	Total Underwriting	Wholesale Agency	Corporate	Eliminations	Total
Gross written premiums	$28,586	$4,378	$32,964	$—	$—	$—	$32,964

Net written premiums	$14,340	$3,681	$18,021	$—	$—	$—	$18,021

Net earned premiums	$20,524	$3,431	$23,955	$—	$—	$—	$23,955
Other income	71	6	77	1,112	147	(638)	698
Segment revenue	20,595	3,437	24,032	1,112	147	(638)	24,653

Losses and LAE, net	16,610	1,408	18,018	—	—	—	18,018
Policy acquisition costs	4,357	1,093	5,450	758	—	(744)	5,464
Operating expenses	3,161	402	3,563	292	305	—	4,160
Segment expenses	24,128	2,903	27,031	1,050	305	(744)	27,642

Segment gain (loss)	$(3,533)	$534	$(2,999)	$62	$(158)	$106	$(2,989)
Investment income					507		507
Net realized investment gains (losses)					(69)		(69)
Change in fair value of equity securities					280		280
Other gains					(5)		(5)
Interest expense					(711)		(711)
Income (loss) before equity earnings in Affiliate and income taxes	$(3,533)	$534	$(2,999)	$62	$(156)	$106	$(2,987)
14. Subsequent Events
The Company performed an evaluation of subsequent events through the date the financial statements were issued and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the condensed consolidated financial statements as of March 31, 2023.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULES
Audited Consolidated Financial Statements
Page No.
1.	List of Financial Statements
	Reports of Independent Registered Public Accounting Firms (PCAOB ID No. 166 & No. 34)	F-22
	Consolidated Balance Sheets – December 31, 2022 and 2021	F-28
	Consolidated Statements of Operations – For Years Ended December 31, 2022, 2021, and 2020	F-29
	Consolidated Statements of Comprehensive Income (Loss) – For Years Ended December 31, 2022, 2021, and 2020	F-30
	Consolidated Statement of Changes in Shareholders’ Equity – For Years Ended December 31, 2022, 2021, and 2020	F-31
	Consolidated Statements of Cash Flows – For Years Ended December 31, 2022, 2021, and 2020	F-32
	Notes to Consolidated Financial Statements	F-34
2.	Financial Statement Schedules
Schedule I – Summary of Investments Other Than Investments in Related Parties – Omitted as information is included in the consolidated financial statements or notes thereto - See Note 4 ~ Investments
	Schedule II – Condensed Financial Information of Registrant	F-64
Schedule III – Supplementary Insurance Information – Omitted as information is included in the consolidated financial statements or notes thereto - See Note 19 ~ Segment Information
Schedule IV – Reinsurance – Omitted as information is included in the consolidated financial statements or notes thereto See Note 8 ~ Reinsurance
	Schedule V – Valuation and Qualifying Accounts	F-67
Schedule VI – Supplemental Information Concerning Property and Casualty Insurance Operations – Omitted as information is included in the consolidated financial statements and notes thereto

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Conifer Holdings, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Conifer Holdings, Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the “financial statements”).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current year audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.
Liability for Unpaid Losses and Loss Adjustment Expenses - Refer to Notes 1 and 7 to the Financial Statements
Critical Audit Matter Description
The Company’s estimated liability for unpaid losses and loss adjustment expense (LAE) totaled $165.5 million at December 31, 2022. The Company’s reserve for unpaid losses and LAE represents the estimated ultimate cost of settling all claims incurred related to insured events that have occurred as of the reporting date. The Company determines the reserve for unpaid losses and LAE on an individual-case basis for those claims reported as of December 31, 2022, with bulk reserves for additional development, if any, on the reported claims and an estimate for unpaid losses and LAE for all claims incurred related to insured events that have occurred as of December 31, 2022 but have not yet been reported by the policyholders to the Company (collectively referred to as incurred but not reported, or IBNR). The Company estimates IBNR reserves by projecting ultimate losses using industry-accepted actuarial methods. Management engages an independent actuarial firm to prepare an actuarial analysis of unpaid losses and LAE and provides a statement of actuarial opinion on management’s estimate of unpaid losses and LAE.
Estimating the liability for unpaid losses and LAE requires significant judgment, relating to factors such as claim development patterns, severity, type and jurisdiction of loss, economic conditions, legislative development, and a variety of actuarial assumptions. Estimating the liability for unpaid losses and LAE is inherently uncertain, dependent on management’s judgment, and significantly impacted by claim and actuarial factors and conditions that may change over time. The ultimate settlement of unpaid losses and LAE may vary materially from the recorded liability, and such variance may adversely affect the Company’s financial results. For these reasons, we identified the estimate of unpaid losses and LAE as a critical audit matter, as it involved especially subjective auditor judgment.
How the Critical Audit Matter was Addressed in the Audit
Our audit procedures related to the unpaid losses and LAE reserve included the following, among others:
•
We obtained an understanding and evaluated the design of key controls over the process and data used by management to estimate the liability for unpaid losses and LAE, including those controls related to the estimation of and management’s review of the estimated liability of unpaid losses and LAE.

•
We tested the completeness, integrity, and accuracy of the underlying data used by the Company’s and their engaged actuary, such as paid loss data, case reserve data, loss adjustment expense data, and loss development tables.

•
With assistance from our engaged actuarial specialist, we reviewed the reasonableness of the methods and assumptions used by the Company and their engaged actuary to develop their unpaid losses and LAE reserve estimate.

•	We evaluated management’s prior year estimate for unpaid losses and LAE and the factors leading to changes in the estimate recognized in the current year.
Purchase of Additional Ownership Interest and Subsequent Sale of Certain Agency Business – Refer to Note 2 to the financial statements
Critical Audit Matter Description
On October 13, 2022, the Company completed a step acquisition by purchasing the remaining 50 percent ownership interest in Venture Agency Holdings, Inc. (VSRM) for $9.7 million, resulting in VSRM being owned 100 percent by the Company. This resulted in a gain on the revaluation of VSRM to fair value at the acquisition date totaling $8.8 million, which is reflected in Revenues and Other income on the Consolidated Statement of Operations.
On October 14, 2022, VSRM sold certain producer business assets to an independent third party. The assets involved in this transaction relate to VSRM’s insurance brokerage and associated services provided largely to the security sector. Collectively, these two events are referred to as the VSRM Transaction.
We identified the VSRM Transaction as a critical audit matter because of the significant estimates and assumptions made by management to estimate the fair value of VSRM on October 13, 2022, which was used in determining the fair value of the 50 percent ownership interest to 100 percent ownership and the resulting gain on revaluation and the fair value of the assets and liabilities sold. In addition, the events and transaction as a whole are considered complex and infrequent in nature. The audit of the fair value ofVSRM and determination of the gain recognized from revaluation as a result of the step acquisition required auditor subjectivity and judgment and increased audit effort.
How the Critical Audit Matter was Addressed in the Audit
Our audit procedures related to the VSRM Transaction included the following, among others:
•
We reviewed all supporting transaction documents for the VSRM Transaction related to the step acquisition that resulted from the purchase of additional ownership interest and obtaining control of VSRM and documents related to the sale of producer business assets to an outside third party.

•	We obtained an understanding of the business purpose of the VSRM Transaction.

•
We obtained an understanding of internal controls over the process and data used by the Company in the determination of the fair value of the assets acquired and liabilities assumed in the VSRM acquisition including the related revaluation gain.

•
We tested the completeness and accuracy of the underlying internal financial data and supporting documents that were used by the Company to estimate the fair value of VSRM on the acquisition date and the resulting gain from obtaining control prior to the sale of the business producer assets.

•
We assessed the fair value of the individual assets and liabilities that were acquired when the Company obtained control of VSRM, which included reviewing the valuation model and key inputs used by management for reasonableness.

•
With the assistance of our internal valuation specialists, we evaluated the judgments made by the Company in determining the fair value of the assets acquired, including identified intangible assets and goodwill, and liabilities assumed.

•
We reviewed the asset purchase agreement related to the sale of the VSRM business and agreed the assets and liabilities included in the sale to those derecognized by management of the Company at the disposal date.

•	We evaluated the overall completeness and accuracy of the VSRM Transaction disclosures within the footnotes to the financial statements.
/s/ Plante & Moran, PLLC

We have served as the Company’s auditor since 2022.

Chicago, Illinois
March 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Conifer Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Conifer Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2021, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Unpaid losses and loss adjustment expenses — Refer to Note 1 and Note 6 to the financial statements
Critical Audit Matter Description
Management’s estimate of the reserve for unpaid losses and loss adjustment expenses (LAE) relies on several key judgments, including (i) actuarial methods, (ii) relative weights given to these methods by line of business and accident year, and (iii) underlying actuarial assumptions.
Actuarial assumptions include (i) expected loss and LAE ratios and (ii) loss development factors applied to paid losses and case reserves to develop an incurred but not reported liability by line of business and accident year. As of December 31, 2021, the unpaid losses and LAE reserve was $139.1 million. Various factors are considered by management in the estimate for the unpaid losses and LAE, including the Company's experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in laws and regulations, judicial decisions and economic conditions. Management uses a combination of actuarial methods to project ultimate losses by line of business and by accident year.

We identified the reserves for unpaid losses and LAE as a critical audit matter because of the significant judgments made by management to develop their valuation. This required a high degree of auditor subjectivity and judgment and increased audit effort, including the involvement of our actuarial specialists, when performing audit procedures to evaluate management’s selection of the actuarial methods, weights given to these methods by line of business and accident year, expected loss and LAE ratios, and loss development factors.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the valuation of unpaid losses and LAE included the following, among others:
•	We considered changes to the Company in the current year, including:
○	Changes to the nature of insurance policies written in the current year, such as changes in retentions, limits and types of insurance risks inherent in the policies.
○	Changes in the Company’s mix of business written, by state.
○
Changes in the Company’s operations, including those related to changes in claim handling practices, changes in case reserving practices, and pricing changes that could impact the predictability of the trends and patterns observed in the historical data.

•	We tested the completeness and accuracy of the underlying claims data used by the Company to develop its expected loss and LAE ratios and loss development factors.
•	With the assistance of our actuarial specialists, we evaluated the reasonableness of the recorded unpaid losses and LAE by:
○	Evaluating the actuarial methods and weights given to these methods by management to develop the estimate of the reserve for unpaid losses and LAE.
○	Developing an independent estimate of the reserve for unpaid losses and LAE, based on actuarial methodologies.
○	Performing a retrospective analysis of management’s estimated claims emergence in comparison to actual results.
Sale of Certain Agency Business — Refer to Note 2 to the financial statements
Critical Audit Matter Description
During 2021, the Company sold to Venture Agency Holdings, Inc. (“Venture”) the customer accounts and other related assets of a portion of its personal and commercial lines of business for the purchase price of $10 million (the “Venture Transaction”). The Company recognized an $8.9 million gain in connection with the Venture Transaction. In order to determine the value of the portion of the business sold, the Company obtained a third-party valuation based on a weighting of discounted cash flow and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple valuation methods. The valuation included significant estimates and assumptions related to (i) forecasted revenue and EBITDA and (ii) the selection of the EBITDA multiple and discount rate.
We identified the valuation of the Venture Transaction as a critical audit matter because of the significant estimates and assumptions made by management to estimate the fair value of the portion of the business sold and the related gain recognized. The audit of the fair value of the Venture Transaction required a high degree of auditor subjectivity and judgment and increased audit effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to (i) forecasted revenue and EBITDA and (ii) the selection of the EBITDA multiple and discount rate.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Venture Transaction included the following, among others:
•	Tested the completeness and accuracy of the underlying data used by the Company to develop the forecasted financial information utilized in the valuation.
•	Evaluated the reasonableness of the Company’s forecasted financial information by benchmarking the Company’s forecasts of future revenues and EBITDA to the industry and peer companies.

•	Performed a sensitivity analysis of the key fair value assumptions impacting the discounted cash flow valuation method.
•	With the assistance of our fair valuation specialists, we evaluated:
○	the appropriateness of the valuation methods, the EBITDA multiple and the discount rate used in the third-party valuation.
○	the reasonableness of the recorded valuation of the portion of the business sold by performing an independent range of the valuation estimates.
/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
March 10, 2022
We began serving as the Company's auditor in 2010. In 2022, we became the predecessor auditor.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(dollars in thousands)
	December 31,
	2022	2021
Assets
Investment securities:
Debt securities, at fair value (amortized cost of $127,119 and $150,732, respectively)	$110,201	$149,783
Equity securities, at fair value (cost of $1,905 and $10,972, respectively)	1,267	9,931
Short-term investments, at fair value	25,929	23,013
Total investments	137,397	182,727

Cash and cash equivalents	28,035	9,913
Premiums and agents' balances receivable, net	21,802	21,197
Receivable from Affiliate	1,261	5,784
Reinsurance recoverables on unpaid losses	82,651	40,344
Reinsurance recoverables on paid losses	6,653	1,347
Prepaid reinsurance premiums	16,399	8,301
Deferred policy acquisition costs	10,290	12,267
Other assets	7,862	8,524
Total assets	$312,350	$290,404
Liabilities and Shareholders' Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$165,539	$139,085
Unearned premiums	67,887	65,269
Reinsurance premium payable	6,144	5,318
Debt	33,876	33,564
Accounts payable and accrued expenses	19,954	6,665
Total liabilities	293,400	249,901

Commitments and contingencies	—	—

Shareholders' equity:
Common stock, no par value (100,000,000 shares authorized; 12,215,849 and 9,707,817 issued and outstanding, respectively)	97,913	92,692
Accumulated deficit	(60,760)	(50,079)
Accumulated other comprehensive income (loss)	(18,203)	(2,110)
Total shareholders' equity	18,950	40,503
Total liabilities and shareholders' equity	$312,350	$290,404
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(dollars in thousands, except per share data)
	Year Ended December 31,
	2022	2021	2020
Revenue and Other Income
Gross earned premiums	$135,401	$123,050	$106,614
Ceded earned premiums	(38,690)	(24,248)	(17,511)
Net earned premiums	96,711	98,802	89,103
Net investment income	3,043	1,968	3,156
Net realized investment gains (losses)	(1,505)	2,878	8,126
Change in fair value of equity securities	403	(2,020)	228
Gain from VSRM Transaction	8,810	—	—
Loss portfolio transfer risk fee	(5,400)	—	—
Other gains (losses)	59	11,664	260
Other income	2,768	2,671	2,615
Total revenue and other income	104,889	115,963	103,488
Expenses
Losses and loss adjustment expenses, net	81,440	69,861	56,228
Policy acquisition costs	22,179	28,451	26,105
Operating expenses	18,789	16,509	18,468
Interest expense	2,971	2,852	2,925
Total expenses	125,379	117,673	103,726
Income (loss) before income taxes	(20,490)	(1,710)	(238)
Equity earnings in Affiliate, net of tax	368	824	839
Income tax expense (benefit)	(9,441)	208	6
Net income (loss)	$(10,681)	$(1,094)	$595

Net income (loss) per share, basic and diluted	$(1.00)	$(0.11)	$0.06

Weighted average common shares outstanding, basic and diluted	10,692,090	9,691,998	9,625,059
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
(dollars in thousands)
	Year Ended December 31,
	2022	2021	2020
Net income (loss)	$(10,681)	$(1,094)	$595

Other comprehensive income (loss), net of tax:
Unrealized investment gains (losses):
Unrealized investment gains (losses) during the period	(16,024)	(2,937)	1,589
Income tax expense (benefit)	—	—	—
Unrealized investment gains (losses), net of tax	(16,024)	(2,937)	1,589
Less: reclassification adjustments to:
Net realized investment gains (losses) included in net income (loss)	69	85	1,166
Income tax expense (benefit)	—	—	—
Total reclassifications included in net income (loss), net of tax	69	85	1,166
Other comprehensive income (loss)	(16,093)	(3,022)	423
Total comprehensive income (loss)	$(26,774)	$(4,116)	$1,018
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Shareholders' Equity
(dollars in thousands)
	No Par, Common Stock		Retained Earnings (Accumulated deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount
Balances at January 1, 2020	9,592,861	$91,816	$(49,580)	$489	$42,725
Net income (loss)	—	—	595	—	595
Repurchase of common stock	(11,586)	(36)	—	—	(36)
Stock-based compensation expense	100,453	706	—	—	706
Other comprehensive income	—	—	—	423	423
Balances at December 31, 2020	9,681,728	92,486	(48,985)	912	44,413
Net income (loss)	—	—	(1,094)	—	(1,094)
Repurchase of common stock	(3,886)	(12)	—	—	(12)
Stock-based compensation expense	29,975	218	—	—	218
Other comprehensive income (loss)	—	—	—	(3,022)	(3,022)
Balances at December 31, 2021	9,707,817	$92,692	$(50,079)	$(2,110)	$40,503
Net income (loss)	—	—	(10,681)	—	(10,681)
Repurchase of common stock	(1,968)	10	—	—	10
Issuance of common stock private placement	2,500,000	5,000	—	—	5,000
Stock-based compensation expense	10,000	211	—	—	211
Other comprehensive income (loss)	—	—	—	(16,093)	(16,093)
Balances at December 31, 2022	12,215,849	$97,913	$(60,760)	$(18,203)	$18,950
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(dollars in thousands)
	Year Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities
Net income (loss)	$(10,681)	$(1,094)	$595
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain upon consolidation of VSRM (1) and sale of agency business	(10,052)	—	—
Gain on sale of agency business	—	(8,910)	—
Depreciation and amortization	417	423	437
Amortization of bond premium and discount, net	320	523	655
Net realized investment (gains) losses	1,505	(2,878)	(8,126)
Change in fair value of equity securities	(403)	2,020	(228)
Loss on sale of fixed assets	33	—	—
Deferred Income tax expense	(9,396)	—	—
Stock-based compensation expenses	211	218	706
Equity earnings in Affiliate, net of tax	(368)	(824)	(839)
PPP Loan forgiveness	—	(2,745)	0
Other	60	17	(262)
Changes in operating assets and liabilities:
(Increase) decrease in:
Premiums, agents' balances and other receivables	(594)	(811)	311
Reinsurance recoverables	(47,613)	(15,335)	1,378
Prepaid reinsurance premiums	(8,098)	(6,985)	(66)
Deferred policy acquisition costs	1,977	(24)	(337)
Other assets	(138)	949	908
Increase (decrease) in:
Unpaid losses and loss adjustment expenses	26,454	27,815	4,024
Unearned premiums	2,618	9,045	4,721
Reinsurance premiums payable	11,926	5,318	—
Accounts payable and other liabilities	1,348	(1,367)	(895)
Net cash provided by operating activities	(40,474)	5,355	2,982
Cash Flows From Investing Activities
Purchases of investments	(318,227)	(226,794)	(391,588)
Proceeds from maturities and redemptions of investments	20,324	25,834	23,403
Proceeds from sales of investments	324,091	198,408	360,926
Proceeds from sale of agency business, net of $271 of cash disposed of(1)	32,759	4,000	—
Purchase of VSRM, net of $3,920 cash acquired(1)	(1,947)	—	—
Deconsolidation of SSU(1)	(497)	—	—
Dividends from Affiliate	—	1,000	—
Other purchases	—	(1,071)	(78)
Net cash provided by (used in) investing activities	56,503	1,377	(7,337)
Cash Flows From Financing Activities
Proceeds received from issuance of shares of common stock	5,000	—	—
Repurchase of common stock	10	(12)	(36)
Borrowings under lines of credit	19,500	3,000	5,745
Repayment of lines of credit	(19,500)	(8,000)	(625)
Paydown of long-term debt	(2,917)	—	—
Net cash provided by (used in) financing activities	2,093	(5,012)	5,084
Net increase (decrease) in cash	18,122	1,720	729
Cash at beginning of period	9,913	8,193	7,464
Cash at end of period	$28,035	$9,913	$8,193
The accompanying notes are an integral part of the Consolidated Financial Statements.

	Year Ended December 31,
	2022	2021	2020
Supplemental Disclosure of Cash Flow Information:
Interest paid	$2,979	$2,883	$2,586
Income taxes paid (refunded), net	$(11)	$163	$(82)
Increase in note receivable from sale of agency business	$—	$6,000	$—
(1)	See Note 2 ~ VSRM Transaction
The accompanying notes are an integral part of the Consolidated Financial Statements.

CONIFER HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Recent Developments
COVID-19 (the “Pandemic”) continues to cause significant disruption to public health, the global economy, financial markets, and commercial, social and community activity in general. As there has been a significant reduction in reported cases and correspondingly a reduction in government restrictions, we see reduced risk to our business. We continue to monitor potential risks the Pandemic may present including a potential resurgence. Our exposure to the Pandemic is manifold. The majority of our employees continue to work remotely however strict “shelter-in-place” or “stay-at-home” orders have been lifted. A significant portion of our revenues are generated from the hospitality sector within the U.S. which remains under stress due to the threats of resurgence and resource shortages that resulted from the Pandemic.
We have continued to provide customer service, process new and renewal business, handle claims and otherwise manage all operations even though the vast majority of the staff is working remotely. To date, we have not seen a major disruption in our business as a result of the Pandemic and currently do not expect to see a material negative impact to our financial position or results of operations as a result of the Pandemic.
Basis of Presentation and Management Representation
The consolidated financial statements include accounts, after elimination of intercompany accounts and transactions, of Conifer Holdings, Inc. (the “Company” or “Conifer”), its wholly owned subsidiaries Conifer Insurance Company (“CIC”), Red Cedar Insurance Company (“RCIC”), White Pine Insurance Company (“WPIC”), Sycamore Insurance Agency, Inc. (“Sycamore”), and, as of October 13, 2022, VSRM, Inc. (“VSRM”). VSRM has substantially no operations following the contribution to SSU as described in Note 2 ~ VSRM Transaction. CIC, WPIC, and RCIC are collectively referred to as the “Insurance Company Subsidiaries.” On a stand-alone basis Conifer Holdings, Inc. is referred to as the “Parent Company.”
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities.
Business
The Company is engaged in the sale of property and casualty insurance products and has organized its principal operations into three types of insurance businesses: commercial lines, personal lines, and agency business. The Company underwrites a variety of specialty insurance products, including property, general liability, liquor liability, automobile, and homeowners and dwelling policies. The Company markets and sells its insurance products through a network of independent agents, including managing general agents, whereby policies are written in all 50 states in the United States (“U.S.”). The Company’s corporate headquarters are located in Troy, Michigan with additional office facilities in Florida and Michigan.
Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In applying these estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain, including uncertainties associated with the Pandemic. While management believes the amounts included in the consolidated financial statements reflect management's best estimates and assumptions, actual results may differ from these estimates.
Cash, Cash Equivalents, and Short-term Investments
Cash consists of cash deposits in banks, generally in operating accounts. Cash equivalents consist of money-market funds that are specifically used as overnight investments tied to cash deposit accounts. Short-term investments, consisting of money-market funds, are classified as short-term investments in the consolidated balance sheets as they relate to the Company’s investment activities.

Lease Accounting
The Company accounts for leases under FASB Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which required the recognition of a right-of-use asset and a corresponding lease liability, discounted to the present value upon initial recognition, for all leases that extend beyond 12 months. For operating leases, the asset and liability are amortized over the lease term with expense recognized on a straight-line basis and all cash flows included in the operating section of the consolidated statement of cash flows. We do not have any financing leases. Our operating leases consist primarily of real estate utilized in the operation of our businesses with lease terms ranging from 5 to 10 years. Management has determined the appropriate discount rate to use in calculating the right-to-use asset and lease liability is 6.75%. The Company records a right-of-use asset and lease liabilities included in Other Assets and Other Liabilities in the Consolidated Balance Sheets. As of December 31, 2022, the Company had a right-of-use asset of $1.3 million, and lease liabilities of $1.3 million. As of December 31, 2021, the Company had a right-of-use asset of $1.4 million, and lease liabilities of $1.5 million.
Investment Securities
Debt securities are classified as available-for-sale and reported at fair value. The Company determines the fair value using the market approach, which uses quoted prices or other relevant data based on market transactions involving identical or comparable assets. The Company purchases available-for-sale debt securities with the expectation that they will be held to maturity, however the Company may sell them if market conditions or credit-related risk warrant earlier sales. The Company does not have any securities classified as held-to-maturity or trading.
The change in unrealized gain and loss on debt securities is recorded as a component of accumulated other comprehensive income (loss), net of the related deferred tax effect, until realized.
The debt securities portfolio includes structured securities. The Company recognizes income from these securities using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the estimated economic life is recalculated and the remaining unamortized premium or discount is amortized prospectively over the remaining economic life. Premiums and discounts on structured securities are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective interest method. Such amortization and accretion is included in interest income in the consolidated statements of operations. Dividend and interest income are recognized when earned.
Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and included in earnings on the trade date.
Equity securities that do not result in consolidation and are not accounted for under the equity method are measured at fair value and any changes in fair value are recognized in net income in the Consolidated Statements of Operations.
Investment company limited partnerships are measured at their net asset value, which approximates fair value. Any changes in the net asset value are recognized in net income in the Consolidated Statements of Operations.
The Company carries other equity investments that do not have a readily determinable fair value at cost, less impairment and adjusted for observable price changes under the measurement alternative provided under GAAP. We review these investments for impairment during each reporting period. These investments are a component of Other Assets in the Consolidated Balance Sheets.
Other-than-Temporary Impairments
The Company reviews its impaired securities for possible other-than-temporary impairment (“OTTI”) at each quarter-end. A security has an impairment loss when its fair value is less than its cost or amortized cost at the balance sheet date. The Company considers the following factors in performing its review: (i) the amount by which the security’s fair value is less than its cost, (ii) length of time the security has been impaired, (iii) whether management has the intent to sell the security, (iv) if it is more likely than not that management will be required to sell the security before recovery of its amortized cost basis, (v) whether the impairment is due to an issuer-specific event, credit issues or change in market interest rates, (vi) the security’s credit rating and any recent downgrades or (vii) stress testing of expected cash flows under different scenarios. If the Company cannot conclude that declines in fair value below amortized cost are considered temporary, an OTTI loss is recorded through the Consolidated Statements of Operations in the current period.
For all other impaired securities, the Company will assess whether the net present value of the cash flows expected to be collected from the security is less than its amortized cost basis. Such a shortfall in cash flows is referred to as a “credit loss.” For any such security, the Company separates the impairment loss into: (i) the credit loss and (ii) the non-credit loss, which is the amount related to all other factors such as interest rate changes, fluctuations in exchange rates and market conditions. The credit loss charge is recorded to the current period statements of operations and the non-credit loss is recorded to accumulated other comprehensive income (loss), within shareholders’ equity, on an after-tax basis. A security’s cost basis is permanently reduced by the amount of a credit loss. Income is accreted over the remaining life of a security based on the interest rate necessary to discount the expected future cash flows to the new basis. If the security is non-income producing, any cash proceeds are applied as a reduction of principal when received.
Recognition of Premium Revenues
All of the property and casualty policies written by our insurance companies are considered short-duration contracts. These policy premiums are earned on a daily pro-rata basis, net of reinsurance, over the term of the policy, which are primarily twelve months in duration. The portion of premiums written that relate to the unexpired terms of policies in force are deferred and reported as unearned premium at the balance sheet date.
Reinsurance
Reinsurance premiums, commissions, losses and loss adjustment expenses (“LAE”) on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. The amounts reported as reinsurance recoverables include amounts billed to reinsurers on losses and LAE paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverables on unpaid losses and LAE are estimated based upon assumptions consistent with those used in establishing the gross liabilities as they are applied to the underlying reinsured contracts. The Company records an allowance for uncollectible reinsurance recoverables based on an assessment of the reinsurer’s creditworthiness and collectability of the recorded amounts. Management believes an allowance for uncollectible recoverables from its reinsurers was not necessary for the periods presented.
The Company receives ceding commissions in connection with certain ceded reinsurance. The ceding commissions are recorded as a reduction of policy acquisition costs.
In 2022, the Company entered into a loss portfolio transfer (“LPT”) reinsurance agreement. The LPT is a retroactive reinsurance contract. See Note 8 ~ Reinsurance for further details regarding the LPT.
Deferred Policy Acquisition Costs
Costs incurred which are incremental and directly related to the successful acquisition of new or renewal insurance business is deferred. These deferred costs consist of commissions paid to agents (net of ceding commissions), premium taxes, and underwriting costs, including compensation and payroll related benefits. Proceeds from reinsurance transactions that represent recovery of acquisition costs reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense. Amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the estimated policy term.
To the extent that unearned premiums on existing policies are not adequate to cover the sum of expected losses and LAE, unamortized acquisition costs and policy maintenance costs, unamortized deferred policy acquisition costs are charged to expense to the extent required to eliminate the premium deficiency. If the premium deficiency is greater than the unamortized policy acquisition costs, a liability is recorded for any such deficiency. As of December 31, 2022, there was no premium deficiency reserve. The Company considers anticipated investment income in determining whether a premium deficiency exists. Management performs this evaluation at each insurance product line level.
Unpaid Losses and Loss Adjustment Expenses
The liability for unpaid losses and LAE in the Consolidated Balance Sheets represents the Company’s estimate of the amount it expects to pay for the ultimate cost of all losses and LAE incurred that remain unpaid at the balance sheet date. The liability is recorded on an undiscounted basis, except for the liability for unpaid losses and LAE assumed related to any acquired companies which are initially recorded at fair value. The process of estimating the liability for unpaid losses and LAE is a complex process that requires a high degree of judgment.
The liability for unpaid losses and LAE represents the accumulation of individual case estimates for reported losses and LAE, and actuarially determined estimates for incurred but not reported losses and LAE and includes a provision for estimated costs to settle all outstanding claims at the balance sheet date. The liability for unpaid losses and LAE is intended to include the ultimate net cost of all losses and LAE incurred but unpaid as of the balance sheet date. The liability is stated net of anticipated deductibles, salvage and subrogation, and gross of reinsurance ceded. The estimate of the unpaid losses and LAE liability is continually reviewed and updated. Although management believes the liability for losses and LAE is reasonable, the ultimate liability may be more or less than the current estimate.
The estimation of ultimate liability for unpaid losses and LAE is a complex, imprecise and inherently uncertain process, and therefore involves a considerable degree of judgment and expertise. The Company utilizes various actuarially-accepted reserving methodologies in deriving the continuum of expected outcomes and ultimately determining its estimated liability amount. These methodologies utilize various inputs, including but not limited to written and earned premiums, paid and reported losses and LAE, expected initial loss and LAE ratio, which is the ratio of incurred losses and LAE to earned premiums, and expected claim reporting and payout patterns (including company-specific and industry data). The liability for unpaid loss and LAE does not represent an exact measurement of liability, but is an estimate that is not directly or precisely quantifiable, particularly on a prospective basis, and is subject to a significant degree of variability over time. In addition, the establishment of the liability for unpaid losses and LAE makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in the Company’s historical experience or which cannot yet be quantified. As a result, an integral component of estimating the liability for unpaid losses and LAE is the use of informed subjective estimates and judgments about the ultimate exposure to unpaid losses and LAE. The effects of changes in the estimated liability are included in the results of operations in the period in which the estimates are revised.
The Company allocates the applicable portion of the unpaid losses and LAE to amounts recoverable from reinsurers under reinsurance contracts and reports those amounts separately as assets on the consolidated balance sheets.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax-credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Deferred tax assets are recognized to the extent that there is sufficient positive evidence, as allowed under the Accounting Standard Codification (“ASC”) 740, Income Taxes, to support the recoverability of those deferred tax assets. The Company establishes a valuation allowance to the extent that there is insufficient evidence to support the recoverability of the deferred tax asset under ASC 740. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the deferred tax assets would be realizable in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
As of December 31, 2022 and 2021, the Company did not have any unrecognized tax benefits and had no accrued interest or penalties related to uncertain tax positions.
Other Income
Other income consists primarily of fees charged to policyholders by the Company for services outside of the premium charge, such as installment billings or policy issuance costs. Commission income is also received by the

Company’s insurance agencies for writing policies for third party insurance companies. The Company recognizes commission income on the later of the effective date of the policy, the date when the premium can be reasonably established, or the date when substantially all services related to the insurance placement have been rendered.
Operating Expenses
Operating expenses consist primarily of other underwriting, compensation and benefits, information technology, facility and other administrative expenses.
Accounting Guidance Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), which amends the current methodology and timing for recognizing credit losses. This amendment will replace the current GAAP “incurred loss” methodology for credit losses with a methodology based on expected credit losses. The new guidance will also require expanded consideration of a broader range of reasonable and increased supportable information for the credit loss estimates. This ASU is effective for annual and interim reporting periods beginning after December 15, 2022. Management does not expect the new guidance to have a material impact on the Company's consolidated financial statements.
In January 2021, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848). This guidance provides optional expedients and exceptions that are intended to ease the burden of updating contracts to contain a new reference rate due to the discontinuation of the London Inter-Bank Offered Rate (LIBOR). This guidance is available immediately and may be implemented in any period prior to the guidance expiration on December 31, 2024. Management does not expect the new guidance to have a material impact on the Company’s consolidated financial statements.
Risks and Uncertainties
The Company is exposed to interest rate risks as it maintains a significant amount of its investment portfolio in debt securities. As a result of changes in interest rates during 2022, the Company reported a $16.0 million net unrealized loss that was reflected in other comprehensive income. As of December 31, 2022, total net unrealized losses in the debt securities was $18.2 million. Management believes it will not need to sell debt securities at significant losses as it has the ability and intention to hold them until their values improve.
Management has noted the media has reported a number of recent bank failures. The Company does not have any deposits or investments in any of these banks. Management does not expect any significant impact as a result of these events.
2. VSRM Transaction
Prior to October 13, 2022, Sycamore owned 50% of Venture Agency Holdings, Inc. (“Venture”) and has accounted for its ownership under the equity method of accounting. On October 13, 2022, Sycamore purchased the other 50% of Venture from an individual for $9.7 million. Following this purchase, Sycamore obtained control and owned 100% of Venture, which was then renamed to VSRM, Inc. (“VSRM”). VRSM and its two wholly owned subsidiaries, The Roots Insurance Agency, Inc. (“Roots”) and Mitzel Insurance Agency, Inc. (“Mitzel”) were incorporated into the Company's consolidated financial statements as of the date of the acquisition. Sycamore initially purchased the Venture shares with a promissory note for $9.7 million and ultimately settled the note with $5.9 million of cash received from the Security & Alarm Business sale, described below, and $3.8 million in the form of stock from the buyer of the Security & Alarm Business. The Company acquired the remaining outstanding shares of VSRM, in order to take advantage of net operating tax losses as part of a tax planning strategy to apply to the Security and Alarm Business sale described below, in addition to the strategic focus of getting out of the Security and Alarm line of business.
The Company recognized Sycamore's purchase of the individual's shares of VSRM as a step acquisition and revalued all assets and liabilities upon the acquisition date. This resulted in the recognition of an $8.8 million non-operating gain reported in the Consolidated Statement of Operations as Gain from VSRM Transaction in the fourth quarter of 2022. The Company also utilized $12.5 million of federal income tax net operating losses carried forward and $14.8 million state income tax net operating losses carried forward, for a total net-of-tax benefit of $9.4 million. VSRM retained $8.9 million of debt, and $9.4 million of tax liabilities, as well as other smaller assets and liabilities that did not go with the transaction.

A condensed schedule of assets and liabilities incorporated into the consolidated balance sheet from the VSRM acquisition is provided below:
Cash	$3,921
Trade receivables	4,604
Customer relationship intangible assets	37,122
Other assets	574
Total assets	$46,221

Trade and other payables	7,624
Deferred tax liability	9,407
Note payable to Affiliate	6,000
Senior debt	2,917
Total Liabilities	$25,948

Fair value of net assets acquired	$20,273
The following table presents the calculation of the $8.8 million revaluation gain related to the Company's equity method investment in VSRM as a result of the VSRM Transaction:
Carrying value of equity method investment in VSRM	$1,773
Fair value of investment in VSRM	10,583
Gain on step acquisition	$8,810
The fair value of the equity interest of VSRM immediately prior to the acquisition was $10.6 million. The fair value techniques used to measure the fair value of VSRM included using the recent valuations performed by third party valuation experts and the net realized proceeds received upon the sale of the Security & Alarm Business sold the following day.
There were no material transaction costs incurred in the acquisition of VSRM. Additionally, no results of operations for the Security and Alarm business have been included the consolidated financial statements as that business was immediately disposed of. Results of operations for the retained business have been included from the date of acquisition through December 31, 2022.
On October 14, 2022, VSRM sold all of its security guard and alarm installation insurance brokerage business (the “Security & Alarm Business”) to a third party insurance brokerage firm for $38.2 million, of which $32.8 million was paid in cash and $3.8 million was in the form of the buyer's stock. The $3.8 million of buyer's stock was immediately used to settle a portion of the $9.7 million promissory note that was issued to buy the 50% of Venture and the remainder of the promissory note was settled with cash from the sale of business.
As part of the transaction, the individual who previously owned 50% of VSRM transitioned employment to the buyer, along with a team of approximately eight other employees of VSRM. Also, the Company transferred to the buyer, $4.3 million of accounts receivable, $5.8 million of current liabilities, $271,000 in cash as well as all books and records of the business being purchased. The buyer held back $75,000 of cash for a future true up of the trade balances which the Company reflected as a current receivable. The Company recognized this transaction as the sale of a business. Because all assets and liabilities were just adjusted to fair value from the step acquisition described above, the basis of the net assets sold equaled the net proceeds from the sale, thus there was no gain recognized upon the sale of the Security & Alarm Business.
The following table reconciles the net assets disposed of from this transaction:
Cash at closing	$32,759
Net liabilities transferred	1,499
Hold back	75
Stock of acquirer	3,822
Total purchase price	$38,155

Cash	$271
Premiums transferred to buyer	4,326
Intangible assets	38,154
Trade payables and accrued liabilities assumed by buyer	(5,838)
Net assets disposed of	36,913
Net gain	1,242
Broker fee transaction costs	(1,242)
Net gain	$—
The net gain on revaluation of the investment in VSRM and the disposal of the Security and Alarm Business line are summarized below:
Gross gains	$10,052
Broker fee	(1,242)
Net gain	$8,810

On December 30, 2022, VSRM contributed its remaining business, including its two wholly owned subsidiaries (Mitzel and Roots) to a new wholly owned subsidiary, Sycamore Specialty Underwriters, LLC (“SSU”). The business contributed to SSU consisted of customer accounts of substantially all of the personal lines business and a small subset of the commercial lines business underwritten by the Insurance Company Subsidiaries, and all of the customer accounts VSRM produced for third-party insurers, other than the security guard and alarm installation brokerage business previously sold.
On December 31, 2022, Sycamore Financial Group, LLC (“SFG”), wholly owned by Andrew D. Petcoff purchased 50% of SSU from VSRM, Inc. for $1,000. As a result, SSU and its two wholly owned subsidiaries, Roots and Mitzel, are no longer consolidated in the Company's consolidated financial statements as of December 31, 2022, and VSRM's investment in SSU is accounted for using the equity method. The net assets transferred to SSU had a fair value of $0 at the time of the contribution. There was no gain or loss recognized upon the sale of half of SSU to SFG. Included in the net assets transferred to SSU was a $1.0 million promissory note obligation of VSRM that originated as part of the Venture Transaction described below, and is payable to CIC.
The following table provides the assets and liabilities deconsolidated as a result of this transaction:
Cash	$497
Receivable from VSRM	934
Trade receivables	239
Intangible asset	196
Other assets	514
Total assets	$2,380

Payable to Affiliates	286
Trade payables	193
Note payable	1,000
Other liabilities	901
Total Liabilities	$2,380
In order to determine the value of the business contributed to SSU, the Company obtained a third party valuation based on a weighting of discounted cash flows and earnings before interest, taxes, depreciation and amortization (EBITDA) multiple valuation methods. The valuation included significant estimates and assumptions related to (i) forecasted revenue and EBITDA and (ii) the selection of the EBITDA multiple and discount rate.

3. Sale of Certain Agency Business
On June 30, 2021, Sycamore Insurance Agency sold to Venture Agency Holdings, Inc. the customer accounts and other related assets of some of its personal and commercial lines of business, hereby referred to as the (“Venture Transaction”). The customer accounts consist substantially of new and renewal rights and customer lists of the agency. Sycamore will continue to produce various personal and commercial lines that it did not sell to Venture, which is substantially all produced for, and underwritten by, the Insurance Company Subsidiaries. The Company recognized an $8.9 million gain on the sale which is reflected in Other Gains on the Consolidated Statements of Operations.
The purchase price was $10.0 million of which $1.0 million was paid in cash on June 30, 2021, and $9.0 million was in the form of two promissory notes (one for $6.0 million and one for $3.0 million). Both notes require interest-only quarterly payments at a per annum rate of 7.0%, with a five-year maturity. There are no prepayment penalties. On December 14, 2021, Venture paid off the $3.0 million note. On October 20, 2022, Venture paid down $5.0 million of the $6.0 million note. The remaining $1.0 million promissory note was assumed by SSU as part of the contribution of business to SSU described in Note 2 ~ Acquisition of Joint Venture and Subsequent Sale of Business.
The assets sold included the customer accounts of substantially all of the personal lines business and a small subset of the commercial lines business underwritten by the Insurance Company Subsidiaries, and all of the customer accounts Sycamore produced for third-party insurers.
The transaction included the transition of 21 employees from Conifer to Venture as well as necessary systems and office functions to operate the business. Venture is not assuming any in-force business or liabilities.
4. Investments
The cost or amortized cost, gross unrealized gain or loss, and estimated fair value of the investments in securities classified as available-for-sale at December 31, 2022 and 2021 were as follows (dollars in thousands):
	December 31, 2022
	Cost or Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
Debt securities:
U.S. Government	$7,833	$—	$(335)	$7,498
State and local government	25,487	1	(4,672)	20,816
Corporate debt	35,347	—	(4,788)	30,559
Asset-backed securities	21,742	—	(1,246)	20,496
Mortgage-backed securities	29,194	—	(5,157)	24,037
Commercial mortgage-backed securities	3,414	—	(186)	3,228
Collateralized mortgage obligations	4,102	—	(535)	3,567
Total debt securities available for sale	$127,119	$1	$(16,919)	$110,201
	December 31, 2021
	Cost or Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
Debt securities:
U.S. Government	$20,723	$74	$(77)	$20,720
State and local government	30,063	555	(189)	30,429
Corporate debt	30,808	88	(550)	30,346
Asset-backed securities	28,652	10	(224)	28,438
Mortgage-backed securities	33,178	105	(762)	32,521
Commercial mortgage-backed securities	1,659	31	—	1,690
Collateralized mortgage obligations	5,649	35	(45)	5,639
Total debt securities available for sale	$150,732	$898	$(1,847)	$149,783

The following table summarizes the aggregate fair value and gross unrealized losses, by security type, of the available-for-sale securities in unrealized loss positions. The table segregates the holdings based on the length of time that individual securities have been in a continuous unrealized loss position (dollars in thousands):
	December 31, 2022
	Less than 12 months			12 months or More			Total
	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
Debt securities:
U.S. Government	8	$3,534	$(135)	5	$3,964	$(200)	13	$7,498	$(335)
State and local government	77	12,966	(2,318)	45	7,147	(2,354)	122	20,113	(4,672)
Corporate debt	27	10,069	(1,373)	42	20,890	(3,415)	69	30,959	(4,788)
Asset-backed securities	6	3,188	(76)	20	17,308	(1,170)	26	20,496	(1,246)
Mortgage-backed securities	57	4,006	(573)	12	20,031	(4,584)	69	24,037	(5,157)
Commercial mortgage -backed securities	4	3,205	(186)	—	—	—	4	3,205	(186)
Collateralized mortgage obligations	26	1,789	(196)	9	1,802	(339)	35	3,591	(535)
Total debt securities available for sale	205	38,757	(4,857)	133	71,142	(12,062)	338	109,899	(16,919)
	December 31, 2021
	Less than 12 months			12 months or More			Total
	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	No. of Issues	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
Debt securities:
U.S. Government	6	$10,323	$(47)	1	$4,728	$(30)	7	$15,051	$(77)
State and local government	41	8,875	(172)	4	446	(17)	45	9,321	(189)
Corporate debt	41	22,748	(505)	1	705	(45)	42	23,453	(550)
Asset-backed securities	24	24,305	(219)	2	1,893	(5)	26	26,198	(224)
Mortgage-backed securities	12	27,034	(762)	—	—	—	12	27,034	(762)
Commercial mortgage -backed securities	0	—	0	—	—	—	0	—	0
Collateralized mortgage obligations	10	2,638	(45)	2	29	—	12	2,667	(45)
Total debt securities available for sale	134	$95,923	$(1,750)	10	$7,801	$(97)	144	$103,724	$(1,847)
The Company analyzed its investment portfolio in accordance with its OTTI review procedures and determined the Company did not need to record a credit-related OTTI loss, nor recognize a non credit-related OTTI loss in other comprehensive income for the years ended December 31, 2022, 2021, and 2020.

The Company’s sources of net investment income are as follows (dollars in thousands):
	December 31,
	2022	2021	2020
Debt securities	$2,517	$2,217	$3,213
Equity securities	52	194	220
Cash, cash equivalents, and short-term investments	776	2	138
Total investment income	3,345	2,413	3,571
Investment expenses	(302)	(445)	(415)
Net investment income	$3,043	$1,968	$3,156
The following table summarizes the gross realized gains and losses from sales or maturities of available-for-sale debt securities and equity securities, as follows (dollars in thousands):
	December 31,
	2022	2021	2020
Debt securities:
Gross realized gains	$6	$63	$4,646
Gross realized losses	(155)	(6)	(8)
Total debt securities	(149)	57	4,638
Equity securities:
Gross realized gains	375	4,605	4,854
Gross realized losses	(1,731)	(1,784)	(1,366)
Total equity securities	(1,356)	2,821	3,488
Total net realized investment gains	$(1,505)	$2,878	$8,126
Proceeds from the sales of available-for-sale securities were $32.0 million, $31.7 million and $101.2 million for the years ended December 31, 2022, 2021, and 2020, respectively. The gross realized gains from sales of available-for-sale securities for the years ended December 31, 2022, 2021, and 2020 were $5,000, $27,000, and $4.6 million, respectively. The gross realized losses from sales of available-for-sale securities for the years ended December 31, 2022, 2021, and 2020 were $155,000, $6,000, and $0, respectively.
As of December 31, 2022, 2021, and 2020 there were $0, $1.0 million, and $1.7 million of payables from securities purchased, respectively. As of December 31, 2022, 2021, and 2020 there were $650,000, $523,000, and $809,000 of receivables from securities sold, respectively.
The Company's gross unrealized losses related to its equity investments were $638,000, $1.0 million, and $0 as of December 31, 2022, 2021, and 2020, respectively. The Company had no gross unrealized gains related to its equity investments as of December 31, 2022 and 2021, respectively. The Company's gross unrealized gains related to its equity investments were $1.0 million as of December 31, 2020. The Company also carries other equity investments that do not have a readily determinable fair value and are recorded at cost, less impairment or observable changes in price. We review these investments for impairment during each reporting period. There was no impairment or observable changes in price recorded during 2022 related to the Company's equity securities without readily determinable fair value. These investments are a component of Other Assets in the Consolidated Balance Sheets. The value of these investments as of December 31, 2022 were $1.8 million.
The table below summarizes the amortized cost and fair value of available-for-sale debt securities by contractual maturity at December 31, 2022. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands):
	Amortized Cost	Estimated Fair Value
Due in one year or less	$4,876	$4,770
Due after one year through five years	28,396	25,963
Due after five years through ten years	23,974	19,782

	Amortized Cost	Estimated Fair Value
Due after ten years	11,421	8,358
Securities with contractual maturities	68,667	58,873
Asset-backed securities	21,742	20,496
Mortgage-backed securities	29,194	24,037
Commercial mortgage-backed securities	3,414	3,228
Collateralized mortgage obligations	4,102	3,567
Total debt securities	$127,119	$110,201
At December 31, 2022 and 2021, the Insurance Companies Subsidiaries had an aggregate of $8.0 million and $8.5 million, respectively, on deposit in trust accounts to meet the deposit requirements of various state insurance departments. At
December 31, 2022 and 2021, the Company had $95.7 million and $76.1 million held in trust accounts to meet collateral requirements with other third-party insurers, relating to various fronting arrangements. There are withdrawal and other restrictions on these deposits, including the type of investments that may be held, however, the Company may generally invest in high-grade bonds and short-term investments and earn interest on the funds.
5. Fair Value Measurements
The Company’s financial instruments include assets carried at fair value, as well as debt carried at face value, net of unamortized debt issuance costs, and are disclosed at fair value in this note. All fair values disclosed in this note are determined on a recurring basis other than the debt which is a non-recurring fair value measure. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in the principal most advantageous market for the asset or liability in an orderly transaction between market participants. In determining fair value, the Company applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The inputs to valuation techniques used to measure fair value are prioritized into a three-level hierarchy. The hierarchy gives the highest priority to quoted prices from sources independent of the reporting entity (“observable inputs”) and the lowest priority to prices determined by the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (“unobservable inputs”). The fair value hierarchy is as follows:
Level 1—Valuations that are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2—Valuations that are based on observable inputs (other than Level 1 prices) such as quoted prices for similar assets or liabilities at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3—Unobservable inputs that are supported by little or no market activity. The unobservable inputs represent the Company’s best assumption of how market participants would price the assets or liabilities.
Net Asset Value (NAV)—The fair values of investment company limited partnership investments and mutual funds are based on the capital account balances reported by the investment funds subject to their management review and adjustment. These capital account balances reflect the fair value of the investment funds.

The following tables present the Company’s assets and liabilities measured at fair value, classified by the valuation hierarchy as of December 31, 2022 and 2021 (dollars in thousands):
	December 31, 2022
	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Assets:
Debt Securities:
U.S. Government	$7,498	$—	$7,498	$—
State and local government	20,816	—	20,816	—
Corporate debt	30,559	—	30,559	—
Asset-backed securities	20,496	—	20,496	—
Mortgage-backed securities	24,037	—	24,037	—
Commercial mortgage-backed securities	3,228	—	3,228	—
Collateralized mortgage obligations	3,567	—	3,567	—
Total debt securities	110,201	—	110,201	—
Equity Securities	917	160	757	—
Short-term investments	25,929	25,929	—	—
Total marketable investments measured at fair value	$137,047	$26,089	$110,958	$—
Investments measured at NAV:
Investment in limited partnership	350
Total assets measured at fair value	$137,397
Liabilities:
Senior Unsecured Notes*	$22,430	$—	$22,430	$—
Subordinated Notes*	11,300	—	—	11,300
Total Liabilities (non-recurring fair value measure	$33,730	$—	$22,430	$11,300

*	Carried at face value of debt net of unamortized debt issuance costs on the consolidated balance sheet
	December 31, 2021
	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Assets:
Debt Securities:
U.S. Government	$20,720	$—	$20,720	$—
State and local government	30,429	—	30,429	—
Corporate debt	30,346	—	30,346	—
Asset-backed securities	28,438	—	28,438	—
Mortgage-backed securities	32,521	—	32,521	—
Commercial mortgage-backed securities	1,690	—	1,690	—
Collateralized mortgage obligations	5,639	—	5,639	—
Total debt securities	149,783	—	149,783	—
Equity Securities	9,437	9,154	283	—
Short-term investments	23,013	23,013	—	—
Total marketable investments measured at fair value	$182,233	$32,167	$150,066	$—
Investments measured at NAV:
Investment in limited partnership	494
Total assets measured at fair value	$182,727

	December 31, 2021
	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Liabilities:
Senior Unsecured Notes*	$24,118	$—	$24,118	$—
Subordinated Notes*	11,704	—	—	11,704
Total Liabilities measured at fair value	$35,822	$—	$24,118	$11,704

*	Carried at face value of debt net of unamortized debt issuance costs on the consolidated balance sheet
Level 1 investments consist of equity securities traded in an active exchange market. The Company uses unadjusted quoted prices for identical instruments to measure fair value. Level 1 also includes money market funds and other interest-bearing deposits at banks, which are reported as short-term investments. The fair value measurements that were based on Level 1 inputs comprise 18% of the fair value of the total marketable investments measured at fair value as of December 31, 2022.
Level 2 investments include debt securities and equity securities, which consist of U.S. government agency securities, state and local municipal bonds (including those held as restricted securities), corporate debt securities, mortgage-backed and asset-backed securities. The fair value of securities included in the Level 2 category were based on the market values obtained from a third party pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other observable market information. The third party pricing service monitors market indicators, as well as industry and economic events. The fair value measurements that were based on Level 2 inputs comprise 82% of the fair value of the total marketable investments measured at fair value as of December 31, 2022.
The Company obtains pricing for each security from independent pricing services, investment managers or consultants to assist in determining fair value for its Level 2 investments. To validate that these quoted prices are reasonable estimates of fair value, the Company performs various quantitative and qualitative procedures, such as (i) evaluation of the underlying methodologies, (ii) analysis of recent sales activity, (iii) analytical review of our fair values against current market prices and (iv) comparison of the pricing services’ fair value to other pricing services’ fair value for the same investment. No markets for the investments were determined to be inactive at period-ends. Based on these procedures, the Company did not adjust the prices or quotes provided from independent pricing services, investment managers or consultants.
As of December 31, 2022 and 2021, the fair value of the subordinated debt reported at amortized cost was considered a Level 3 liability in the fair value hierarchy and is entirely comprised of the Company's Subordinated Notes. In determining the fair value of the Subordinated Notes outstanding at December 31, 2022 and 2021, the security attributes (issue date, maturity, coupon, calls, etc.) and market rates on September 24, 2018 (the date of the restated and amended agreement which was repriced at that time) were entered into a valuation model. A lognormal trinomial interest rate lattice was created within the model to compute the option adjusted spread (“OAS”) which is the amount, in basis points, of interest rate required to be paid under the debt agreement over the risk-free U.S. Treasury rates. The OAS was then entered back into the model along with the December 31, 2022 and 2021, U.S. Treasury rates, respectively. A new lattice was generated and the fair value was computed from the OAS. There were no changes in assumptions of credit risk from the issuance date.

6. Deferred Policy Acquisition Costs
The Company defers costs incurred which are incremental and directly related to the successful acquisition of new or renewal insurance business, net of corresponding amounts of ceded reinsurance commissions. Net deferred policy acquisition costs are amortized and charged to expense in proportion to premium earned over the estimated policy term. The Company anticipates that its deferred policy acquisition costs will be fully recoverable and there were no premium deficiencies for the years December 31, 2022, 2021, and 2020. The activity in deferred policy acquisition costs, net of reinsurance transactions, is as follows (dollars in thousands):
	December 31,
	2022	2021	2020
Balance at beginning of period	$ 12,267	$ 12,243	$ 11,906
Deferred policy acquisition costs	20,202	28,475	26,442
Amortization of policy acquisition costs	(22,179)	(28,451)	(26,105)
Net change	(1,977)	24	337
Balance at end of period	$ 10,290	$ 12,267	$ 12,243
7. Unpaid Losses and Loss Adjustment Expenses
The Company establishes reserves for unpaid losses and LAE which represent the estimated ultimate cost of all losses incurred that were both reported and unreported (i.e., incurred but not yet reported losses, or “IBNR”) and LAE incurred as well as a provision for estimated future costs related to claim settlement for all claims that remain unpaid at the balance sheet date. The Company’s reserving process takes into account known facts and interpretations of circumstances and factors including the Company’s experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. In the normal course of business, the Company may also supplement its claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.
Reserves are estimates of unpaid portions of losses that have occurred, including IBNR losses, therefore the establishment of appropriate reserves, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded amounts, which are based on management’s best estimates. The highest degree of uncertainty is associated with reserves for losses incurred in the current reporting period as it contains the greatest proportion of losses that have not been reported or settled. The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reported in the results of operations in the period such changes are determined to be needed and recorded.
Management believes that the reserve for losses and LAE, any related estimates of reinsurance recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the consolidated financial statements based on available facts and in accordance with applicable laws and regulations.
The table below provides the changes in the reserves for losses and LAE, net of recoverables from reinsurers, for the periods indicated (dollars in thousands):
	December 31,
	2022	2021	2020
Gross reserves - beginning of period	$ 139,085	$ 111,270	$107,246
Less: reinsurance recoverables on unpaid losses	40,344	24,218	22,579
Net reserves - beginning of period	98,741	87,052	84,667
Add: incurred losses and loss adjustment expenses, net of reinsurance Current period	57,156	50,429	40,634
Prior period	24,284	19,432	15,594
Total net incurred losses and loss adjustment expenses	81,440	69,861	56,228

	December 31,
	2022	2021	2020
Deduct: loss and loss adjustment expense payments, net of reinsurance Current period	20,894	18,984	13,599
Prior period	76,399	39,188	40,244
Total net loss and loss adjustment expense payments	97,293	58,172	53,843
Net reserves - end of period	82,888	98,741	87,052
Plus: reinsurance recoverables on unpaid losses	82,651	40,344	24,218
Gross reserves - end of period	$165,539	$139,085	$111,270
There was $24.3 million, $19.4 million, and $15.6 million of adverse development on prior accident year reserves in 2022, 2021 and 2020, respectively. There were no significant changes in the key methods utilized in the analysis and calculations of the Company’s reserves during 2022, 2021 or 2020.
Of the $24.3 million of adverse development in 2022, $1.8 million was related to the 2021 accident year, $4.0 million was related to the 2020 accident year, $9.6 million was related to the 2019 accident year, $5.2 million was related to the 2018 accident year, and $3.7 million was related to 2017 and prior accident years. The adverse development was mostly related to the Company's commercial liability lines and was driven by multiple factors including significant social inflation generating higher severity than historical experience, and longer tail exposure than anticipated, particularly in certain jurisdictions.
In 2021, the adverse development consisted of $18.5 million from commercial lines and $957,000 from personal lines. Of the $18.5 million of adverse development in commercial lines, the Company experienced $12.0 million and $6.5 million of adverse development in its hospitality and small business lines of business, respectively.
The Company experienced $2.0 million of catastrophe losses, net of reinsurance recoverables, during the first quarter of 2021 from winter Storm Uri.
In 2020, the adverse development consisted of $15.2 million from commercial lines and $352,000 from personal lines. Of the $15.2 million of adverse development in commercial lines, the Company experienced $12.0 million and $3.2 million of adverse development in its hospitality and small business lines of business, respectively. The $352,000 of adverse development in personal lines mostly was related to wind-exposed business.
Loss Development Tables
The following tables represent cumulative incurred loss and allocated loss adjustment expenses (“ALAE”), net of reinsurance, by accident year and cumulative paid loss and ALAE, net of reinsurance, by accident year, for the years ended December 31, 2013 to 2022, as well as total IBNR and the cumulative number of reported claims for the year ended December 31, 2022, by reportable segment and accident year (dollars in thousands). The tables do not include reinsurance recoverables from the LPT.
Commercial Lines
Accident Year	Incurred loss and allocated loss adjustment expenses, net of reinsurance										Total IBNR	Cumulative number of reported claims
	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022	2022	2022
2013	10,018	9,435	9,893	10,237	11,252	11,218	11,624	11,804	11,867	12,046	—	613
2014		19,709	19,907	22,711	26,367	28,145	28,766	29,045	29,175	29,011	—	1,754
2015			22,442	26,633	31,861	34,478	36,372	37,795	38,824	39,093	26	2,361
2016				32,396	34,935	40,440	44,355	46,089	46,993	48,677	201	3,557
2017					44,251	44,495	49,749	51,883	55,589	56,649	671	5,832
2018						42,624	42,432	49,741	55,261	60,102	1,637	6,124
2019							41,286	42,129	46,329	55,263	4,529	6,320
2020								33,867	35,328	39,193	3,787	3,830
2021									40,388	42,266	8,744	2,861
2022										41,708	16,067	1,965
									Total	$424,008	$35,662

Commercial lines
Cumulative paid loss and allocated loss adjustment expenses, net of reinsurance
Accident Year	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	3,979	6,211	7,643	8,622	10,147	10,650	11,137	11,620	11,702	11,935
2014		8,715	13,977	17,458	22,446	25,609	27,544	28,389	28,648	28,608
2015			10,470	17,817	22,549	30,475	34,497	35,833	37,563	38,685
2016				10,255	19,135	27,785	37,967	41,945	43,644	46,957
2017					12,448	23,020	34,205	42,308	47,148	52,800
2018						10,375	19,799	31,633	41,577	50,508
2019							10,078	20,462	28,958	39,893
2020								10,217	17,332	24,225
2021									12,870	21,313
2022										12,839
									Total	$327,763

Net Unpaid losses and ALAE, years 2013 through 2022										$ 96,245
Unpaid losses and ALAE, prior to 2013*										177
Unpaid Losses, LPT										(25,913)
Unpaid losses and ALAE, net of reinsurance										$ 70,509

*	Presented as unaudited required supplementary information.
Personal Lines
	Incurred loss and allocated loss adjustment expenses, net of reinsurance										Total IBNR	Cumulative number of reported claims
Accident Year	For the years ended December 31,
	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022	2022	2022
2013	18,034	17,996	18,925	19,138	19,167	19,202	19,222	19,226	19,227	19,365	—	5,208
2014		17,951	17,471	17,735	17,880	17,929	18,082	18,095	18,097	18,052	—	3,737
2015			10,877	13,445	14,721	15,285	15,364	15,427	15,427	15,448	—	2,152
2016				11,619	13,418	14,949	15,550	15,655	15,634	15,679	—	1,814
2017					14,058	13,550	14,493	14,793	14,911	14,957	—	2,917
2018						5,893	6,378	6,283	6,382	6,298	—	803
2019							3,099	2,712	2,898	2,862	—	342
2020								2,339	2,590	2,636	—	366
2021									4,409	4,332	116	580
2022										9,404	1,427	652
									Total	$109,033	$1,543
Personal lines
Cumulative paid loss and allocated loss adjustment expenses, net of reinsurance
Accident Year	For the years ended December 31,
	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	9,955	15,883	18,052	18,600	19,014	19,174	19,214	19,222	19,227	19,365
2014		12,819	16,515	17,260	17,746	17,855	18,047	18,068	18,070	18,025
2015			7,771	11,873	13,844	15,159	15,250	15,290	15,416	15,444
2016				7,119	11,238	14,442	15,110	15,351	15,452	15,679
2017					8,320	12,944	14,004	14,526	14,866	14,957
2018						4,296	5,618	6,100	6,242	6,244
2019							2,119	2,604	2,692	2,850
2020								1,307	2,455	2,605

Personal lines
Cumulative paid loss and allocated loss adjustment expenses, net of reinsurance
Accident Year	For the years ended December 31,
	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2021									3,022	3,980
2022										5,397
									Total	$104,546

				Net Unpaid losses and ALAE, years 2013 through 2022						$4,487
					Unpaid losses and ALAE, prior to 2013*					—
				Unpaid losses and ALAE, net of reinsurance						$4,487

*	Presented as unaudited required supplementary information.
Total Lines
Incurred loss and allocated loss adjustment expenses, net of reinsurance											Total IBNR	Cumulative number of reported claims
Accident Year	For the years ended December 31,
	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022	2022	2022
2013	28,052	27,431	28,817	29,375	30,419	30,420	30,846	31,030	31,094	31,411	—	5,821
2014		37,660	37,378	40,446	44,247	46,074	46,848	47,140	47,272	47,063	—	5,491
2015			33,319	40,078	46,581	49,763	51,736	53,222	54,251	54,541	26	4,513
2016				44,015	48,353	55,389	59,905	61,744	62,627	64,356	201	5,371
2017					58,309	58,045	64,242	66,676	70,500	71,606	671	8,749
2018						48,517	48,810	56,024	61,643	66,400	1,637	6,927
2019							44,385	44,841	49,227	58,125	4,529	6,662
2020								36,206	37,918	41,829	3,787	4,196
2021									44,797	46,598	8,860	3,441
2022										51,112	17,494	2,617
									Total	533,041	37,205
Total lines
Cumulative paid loss and allocated loss adjustment expenses, net of reinsurance
Accident Year	For the years ended December 31,
	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	13,934	22,094	25,695	27,223	29,162	29,824	30,351	30,842	30,929	31,300
2014		21,534	30,492	34,718	40,192	43,464	45,591	46,457	46,718	46,633
2015			18,241	29,690	36,393	45,634	49,747	51,123	52,979	54,129
2016				17,374	30,373	42,227	53,077	57,296	59,096	62,636
2017					20,768	35,964	48,209	56,834	62,014	67,757
2018						14,671	25,417	37,733	47,819	56,752
2019							12,197	23,066	31,650	42,743
2020								11,524	19,787	26,830
2021									15,892	25,293
2022										18,236
									Total	$432,309

	Net Unpaid losses and ALAE, years 2013 through 2022									$100,732
	Unpaid losses and ALAE, prior to 2013*									177
	Unpaid losses, LPT									(25,913)
	Unpaid losses and ALAE, net of reinsurance									$74,996

*	Presented as unaudited required supplementary information.

The following table reconciles the loss development information to the consolidated balance sheet for the year ended December 31, 2022, by reportable segment (dollars in thousands).
December 31, 2022
Net unpaid losses claims and ALAE
Commercial Lines	$ 70,509
Personal Lines	4,487
Total unpaid losses and LAE, net of reinsurance	74,996
Reinsurance recoverable on losses and LAE
Commercial Lines	81,301
Personal Lines	1,350
Total reinsurance recoverable on unpaid losses and LAE	82,651
ULAE expense	7,892
Total gross unpaid losses and LAE	$165,539
Loss Duration Disclosure (unaudited)
The following table represents the average annual percentage payout of incurred losses by age, net of reinsurance, for each reportable segment.
	Average annual percentage payout of incurred losses by age, net of reinsurance
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10+
Commercial Lines	34.4%	23.0%	17.7%	10.0%	8.0%	3.6%	1.8%	0.8%	0.4%	0.3%
Personal Lines	69.4%	16.6%	10.1%	2.6%	0.9%	0.2%	0.1%	0.1%	0.0%	0.0%
Total Lines	35.7%	22.8%	17.5%	9.7%	7.7%	3.5%	1.7%	0.8%	0.4%	0.2%
8. Reinsurance
In the normal course of business, the Company participates in reinsurance agreements in order to limit losses that may arise from catastrophes or other individually severe events. The Company primarily ceded all specific loss commercial liability risks in excess of $340,000 in 2022, and $400,000 in 2021 and 2020. The Company ceded specific loss commercial property risks in excess of $300,000 in 2022 and $200,000 in 2021. The Company ceded 40% of specific loss commercial property risks in excess of $400,000 and 60% in excess of $300,000 in 2020. The Company ceded homeowners specific risks in excess of $300,000 in 2022, 2021, and 2020.
A “treaty” is a reinsurance agreement in which coverage is provided for a class of risks and does not require policy by policy underwriting of the reinsurer. “Facultative” reinsurance is where a reinsurer negotiates an individual reinsurance agreement for every policy it will reinsure on a policy-by-policy basis. A loss is covered under a reinsurance contract if the loss occurs within the effective dates of the agreement notwithstanding when the loss is reported.
The Company entered into new specific loss reinsurance treaties on December 31, 2021 and January 1, 2022 which included a 40% ceding commission. The reinsurance premiums related to these treaties increased by the same amount as the ceding commission.
Reinsurance does not discharge the Company, as the direct insurer, from liability to its policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors the concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. To date, the Company has not experienced any significant difficulties in collecting reinsurance recoverables. The Company's current reinsurance structure includes the following primary categories:
Casualty Clash
•
Clash coverage is a type of reinsurance that provides additional coverage in the event that one casualty loss event results in two or more claims and recovery under the reinsurance treaties may otherwise be limited due to the amount, type or number of claims. Clash reinsurance further protects the balance sheet as it reduces the potential maximum loss on either a single risk or a large number of risks.

•	Effective January 1, 2022 through December 31, 2022, the company was party to a workers’ compensation and casualty clash reinsurance treaty with a limit of $29.0 million in excess of $1.0 million.
•
Effective January 1, 2019 through December 31, 2021, the Company was party to a workers' compensation and casualty clash reinsurance treaty with a limit of $19.0 million in excess of a $1.0 million retention. Effective January 1, 2021 through December 31, 2021, the Company ceded 87.0% of its casualty clash risks with a limit of $10.0 million in excess of a $20.0 million retention.

Facultative
•	The Company was party to a facultative reinsurance agreement with a large reinsurer for commercial auto physical damage risks primarily in excess of $400,000.
•	The Company was party to a facultative reinsurance agreement with a large reinsurer for property risks with total insured values above the other reinsurance treaty limits.
Liability
•	Effective January 1, 2019 through December 31, 2022, the Company was party to an excess of loss reinsurance treaty for commercial liability coverage with a limit of $600,000 in excess of $400,000.
Property
•
Effective January 1, 2020 through December 31, 2022, the Company was party to an excess of loss reinsurance treaty for personal property coverage with a limit of $1.7 million in excess of $300,000, for homeowners' and dwelling fire business.

•	Effective January 1, 2022 through December 31, 2022, the Company was party to an excess of loss reinsurance treaty for commercial property coverage with a limit of $7.7 million in excess of $300,000.
•	Effective January 1, 2021 through December 31, 2021, the Company was party to an excess of loss reinsurance treaty for commercial property coverage with a limit of $7.8 million in excess of $200,000.
•	Effective January 1, 2020 through December 31, 2020, the Company was party to an excess of loss reinsurance treaty for commercial property coverage with a limit of $7.7 million in excess of $300,000.
•	At December 31, 2022, the Company was covered for property catastrophe losses up to $28.0 million in excess of a $2.0 million retention for the first event. This treaty terminates on June 1, 2023.
•	At December 31, 2021, the Company was covered for property catastrophe losses up to $28.0 million in excess of a $2.0 million retention for the first event. This treaty terminates on June 1, 2022.
•	At December 31, 2020, the Company was covered for property catastrophe losses up to $28.0 million in excess of a $2.0 million retention for the first event. This treaty terminated on June 1, 2021.
Multiple Line
•
Effective January 1, 2019 through December 31, 2021, the Company was party to a multi-line excess of loss treaty that covers commercial property and casualty losses up to $600,000 in excess of a $400,000 retention.

Quota Share
•
The Company cedes 90% to 100% of its commercial umbrella coverages under quota share treaties. Under a quota share agreement, the reinsurer pays a percentage of all losses the insurer sustains in return for a similar percent of the premiums written on that risk. A ceding commission is paid by the reinsurer to the insurer to cover acquisition and operating expenses.

Loss Portfolio Transfer
•
On November 1, 2022, the Company entered into a loss portfolio transfer (“LPT”) reinsurance agreement with Fleming Reinsurance Ltd (“Fleming Re”). Under the agreement, Fleming Re will cover an aggregate limit of $66.3 million of paid losses on $40.8 million of stated net reserves as of June 30, 2022, relating to accident years 2019 and prior. This covers substantially all of the commercial liability lines underwritten by the Company. Within the aggregate limit, there is a $5.5 million loss corridor in which the Company retains losses in excess of $40.8 million. Fleming Re is then responsible to cover paid losses in excess of $46.3 million up to $66.3 million. Accordingly, there is $20.0 million of adverse development cover for accident years 2019 and prior. Under the agreement, Fleming Re was compensated with $40.8 million for stated net reserves as of June 30, 2022, plus a one-time risk fee of $5.4 million. Recoverables due to the Company under this agreement are recorded as reinsurance recoverables. The agreement is between CIC and WPIC and Fleming Re. As of December 31, 2022, the Company has recorded losses through the $5.5 million corridor and $644,000 into the $20.0 million layer. As of December 31, 2022, the Consolidated Balance Sheet included $3.8 million of reinsurance recoverables on paid losses related to the LPT, and $25.9 million of reinsurance recoverables on unpaid losses related to the LPT.
Equipment Breakdown, Employment Practice Liability, and Data Compromise and Identity Recovery
•
The Company ceded 100% of a small number of equipment breakdown, employment practices liability, and data compromise coverages that are occasionally bundled with other products under a quota share agreement with a reinsurer.

The Company assumes written premiums under a few fronting arrangements. The fronting arrangements are with unaffiliated insurers who write on behalf of the Company in markets that require a higher A.M. Best rating than the Company’s rating, or where the policies are written in a state where the Company is not licensed or for other strategic reasons.
The Company assumed $42.2 million, $34.3 million, and $28.9 million of written premiums under the insurance fronting arrangements for the years ended December 31, 2022, 2021 and 2020, respectively.
The following table presents the effects of reinsurance and assumption transactions on written premiums, earned premiums and losses and LAE (dollars in thousands). In 2022, ceded written and earned premium amounts included $1.6 million of reinsurance reinstatement costs relating to Hurricane Ian. In 2021, ceded written and earned amounts included $340,000 of reinsurance reinstatement costs relating to Winter Storm Uri. In 2021 and 2020, the ceded written and earned premium amounts include $86,000 and $195,000 of reinsurance reinstatement costs relating to Hurricane Irma, respectively.
	Year Ended December 31,
	2022	2021	2020
Written premiums:
Direct	$95,832	$97,801	$82,430
Assumed	42,187	34,294	28,905
Ceded	(46,787)	(30,666)	(18,395)
Net written premiums	$91,232	$101,429	$92,940

Earned premiums:
Direct	$97,843	$91,943	$75,130
Assumed	37,558	31,107	31,484
Ceded	(38,690)	(24,248)	(17,511)
Net earned premiums	$96,711	$98,802	$89,103

Loss and loss adjustment expenses:
Direct	$73,000	$71,021	$48,780
Assumed	43,487	25,740	24,429
Ceded	(35,047)	(26,900)	(16,981)
Net loss and LAE	$81,440	$69,861	$56,228

9. Debt
As of December 31, 2022, the Company’s debt is comprised of two instruments: $24.4 million of publicly traded senior unsecured notes which were issued in 2018 and $10.5 million of privately placed Subordinated Notes. A summary of the Company's outstanding debt is as follows (dollars in thousands):
	December 31,
	2022	2021
Senior unsecured notes	$24,186	$23,926
Subordinated notes	9,690	9,638
Total	$33,876	$33,564
Senior unsecured notes
The Company issued $25.3 million of Notes in 2018. The Notes bear an interest rate of 6.75% per annum, payable quarterly at the end of March, June, September and December and mature on September 30, 2023. The Company may redeem the Notes, in whole or in part, at face value at any time after September 30, 2021. The Company did not repurchase any of the Notes during 2022 or 2021.
Management plans to issue new public debt or sell assets to provide sufficient cash flow to pay off the senior unsecured notes that are coming due within the next twelve months. Management believes it is probable that it will be able to issue new public debt and/or sell assets as necessary to repay the senior unsecured notes by September 30, 2023.
Subordinated Notes
The Company also has outstanding $10.5 million of Subordinated Notes maturing on September 30, 2038. The Subordinated Notes bear an interest rate of 7.5% per annum until September 30, 2023, and 12.5% thereafter, and allow for four quarterly interest payment deferrals. Interest is payable quarterly at the end of March, June, September and December. Beginning September 30, 2021, the Company may redeem the Subordinated Notes, in whole or in part, for a call premium of $1.1 million. The call premium escalates each quarter to ultimately $1.75 million on September 30, 2023, then steps up to $3.05 million on December 31, 2023, and increases quarterly at a 12.5% per annum rate thereafter.
As of December 31, 2022, the carrying value of the Notes and Subordinated Notes are offset by $195,000 and $810,000 of debt issuance costs, respectively. The debt issuance costs are amortized through interest expense over the life of the loans.
The Subordinated Notes contain various restrictive financial debt covenants that relate to the Company’s minimum tangible net worth, minimum fixed-charge coverage ratios, dividend paying capacity, reinsurance retentions, and risk-based capital ratios. As of December 31, 2022, the Company was in compliance with all of its financial covenants.
Line of credit
The Company maintained a $10.0 million line of credit with a national bank (the “Lender”) during 2022. The line of credit carried an interest rate at LIBOR plus 2.75% per annum, payable monthly. The line of credit agreement matured on December 1, 2022, and was not renewed.
Paycheck Protection Program loan
On April 24, 2020, the Company received a $2.7 million loan from the line of credit Lender pursuant to the Paycheck Protection Program of the CARES Act administered by the U.S. Small Business Administration (“SBA”). The Company received notice from the SBA that the loan was 100% forgiven, including accrued interest, on July 8, 2021. This resulted in a $2.8 million gain that is included in Other Gains on the Consolidated Statement of Operations in 2021.
10. Income Taxes
At December 31, 2022, the Company had current income tax receivable of $58,000 included in other assets in the consolidated balance sheets. At December 31, 2021, the Company had current income tax payable of $34,000 included in other assets in the consolidated balance sheets.

The income tax expense (benefit) is comprised of the following (dollars in thousands):
	Year Ended December 31,
	2022	2021	2020
Current tax expense (benefit)	$(45)	$208	$6
Deferred tax expense (benefit)	(9,396)	—	—
Total income tax expense (benefit)	$(9,441)	$208	$6
The income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 21% in 2022, 2021 and 2020 to pretax income as a result of the following (dollars in thousands):
	Year Ended December 31,
	2022	2021	2020
Income (loss) before income taxes	$(20,490)	$(1,710)	$(238)
Statutory U.S. federal income tax rate	(4,303)	(359)	(50)
State income taxes, net of federal benefit	(5,984)	174	44
Tax-exempt investment income and dividend received deduction	(22)	(40)	(50)
Nondeductible meals and entertainment	79	33	23
Valuation allowance on deferred tax assets	3,715	676	(205)
Equity-earnings from Affiliate	195	170	88
Net gain from sale of agency assets	(2,848)	—	—
Utilization of state NOLs	(386)	—	—
PPP Loan forgiveness	—	(578)	—
Other	113	132	156
Income tax expense (benefit)	$(9,441)	$208	$6
Effective tax rate	46.1%	(12.2)%	(2.6)%
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (dollars in thousands):
	December 31,
	2022	2021
Deferred tax assets:
Discounted unpaid losses and loss adjustment expenses	$1,217	$1,555
Unearned premiums	2,324	2,561
Net operating loss carryforwards	12,152	12,544
Net unrealized losses on investments	3,687	418
State net operating loss carryforwards	5,097	822
Other	403	102
Gross deferred tax assets	24,880	18,002
Less valuation allowance	(21,663)	(14,594)
Total deferred tax assets, net of allowance	3,217	3,408
Deferred tax liabilities:
Investment basis difference	23	15
Tax rate change transition discounting	137	183
Equity investment in Affiliate	691	470
Net unrealized gains on investments	—	—
Deferred policy acquisition costs	2,161	2,576
Intangible assets	115	115
Property and equipment	41	47
Other	49	2
Total deferred tax liabilities	3,217	3,408
Net deferred tax liability	$—	$—

The net deferred tax liability is recorded in accounts payable and accrued expenses in the consolidated balance sheets.
As of December 31, 2022, the Company has NOL carryforwards for federal income tax purposes of $65.6 million, of which $50.4 million expire in tax years 2030 through 2042 and $15.2 million never expire. Of this amount, $7.6 million are limited in the amount that can be utilized in any one year and may expire before they are realized under Section 382 of the Internal Revenue Code. The Company has state net operating loss carryforwards of $107.2 million, which expire in tax years 2023 through 2042.
Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of the existing deferred tax assets under the guidance of ASC 740. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the Company's ability to consider other subjective evidence, such as management's projections for future growth.
Based on its evaluation, the Company has recorded a valuation allowance of $21.7 million and $14.6 million at December 31, 2022 and 2021, respectively, to reduce the deferred tax assets to an amount that is more likely than not to be realized based on the provisions in ASC 740. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or if objective negative evidence in the form of cumulative losses is no longer present, and additional weight may be given to subjective evidence, such as the Company’s projections for growth.
The Company files consolidated federal income tax returns. For the years before 2019, the Company is no longer subject to U.S. federal examinations; however, the Internal Revenue Service has the ability to review years prior to 2019 to the extent the Company utilized tax attributes carried forward from those prior years. The statute of limitations on state filings is generally three to four years.
11. Statutory Financial Data, Risk-Based Capital and Dividend Restrictions
U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. Statutory accounting practices prescribed or permitted by regulatory authorities for the Company’s Insurance Company Subsidiaries differ from GAAP. The principal differences between statutory accounting practices (“SAP”) and GAAP as they relate to the financial statements of the Company’s Insurance Company Subsidiaries are (i) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (ii) deferred tax assets are subject to more limitations regarding what amounts can be recorded under SAP and (iii) bonds are recorded at amortized cost under SAP and fair value under GAAP.
Risk-Based Capital (“RBC”) requirements as promulgated by the National Association of Insurance Commissioners (“NAIC”) require property and casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks (e.g., investment risk, underwriting profitability, etc.) of the Insurance Company Subsidiaries. As of December 31, 2022, 2021 and 2020, the Insurance Company Subsidiaries’ adjusted capital and surplus exceeded their authorized control level as determined by the NAIC’s risk-based capital models.
Summarized 2022, 2021 and 2020 statutory basis information for the non-captive Insurance Company Subsidiaries, which differs from generally accepted accounting principles, is as follows (dollars in thousands).
	CIC	WPIC
2022
Statutory capital and surplus	$47,827	$20,651
RBC authorized control level	15,541	5,098
Statutory net income (loss)	(6,846)	(4,171)
RBC %	308%	405%

	CIC	WPIC
2021
Statutory capital and surplus	$50,194	$23,603
RBC authorized control level	15,868	5,331
Statutory net income (loss)	(9,161)	(614)
RBC %	316%	443%
	CIC	WPIC
2020
Statutory capital and surplus	$49,271	$24,723
RBC authorized control level	14,221	4,547
Statutory net income (loss)	2,059	1,024
RBC %	346%	544%
Dividend Restrictions
The state insurance statutes in which the Insurance Company Subsidiaries are domiciled limit the amount of dividends that they may pay annually without first obtaining regulatory approval. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10% of statutory surplus at the end of the preceding year. The Insurance Company Subsidiaries must receive regulatory approval in order to pay dividends to the Parent Company from its Insurance Company Subsidiaries.
12. Shareholders’ Equity
Common Stock
On August 10, 2022, the Company issued $5.0 million of common equity through a private placement of 2,500,000 shares priced at $2.00 per share. The participants in the private placement consisted of members of the Company's Board of Directors. The Company used the proceeds for growth capital in the Company's specialty core business segments.
For the year ended December 31, 2022, the Company repurchased 1,968 shares of stock valued at approximately $4,000 related to the vesting of the Company’s restricted stock units. The Company's additional paid-in capital relating to the Company's stock repurchases was $10,000 for the year ended December 31, 2022. The capital increase was due to a $14,000 adjustment for cash returned related to the Company's stock repurchase program.
For the year ended December 31, 2021, the Company repurchased 3,886 shares of stock valued at approximately $12,000 related to the vesting of the Company’s restricted stock units. Upon the repurchase of the Company’s shares, the shares remain authorized, but not issued or outstanding.
As of December 31, 2022 and 2021, the Company had 12,215,849 and 9,707,817 issued and outstanding shares of common stock, respectively.
Holders of common stock are entitled to one vote per share and to receive dividends only when and if declared by the board of directors. The holders have no preemptive, conversion or subscription rights.
13. Accumulated Other Comprehensive Income (Loss)
The following table presents changes in accumulated other comprehensive income (loss) for unrealized gains and losses on available-for-sale securities (dollars in thousands):
	Year Ended December 31,
	2022	2021
Balance at beginning of period	$(2,110)	$912
Other comprehensive income (loss) before reclassifications	(16,024)	(2,937)
Less: amounts reclassified from accumulated other comprehensive income (loss)	69	85
Net current period other comprehensive income (loss)	(16,093)	(3,022)
Balance at end of period	$(18,203)	$(2,110)

14. Earnings Per Share
Basic and diluted earnings (loss) per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. The following table presents the calculation of basic and diluted earnings (loss) per common share, as follows (dollars in thousands, except share and per share amounts):
	Year Ended December 31,
	2022	2021	2020
Net income (loss)	$(10,681)	$(1,094)	$595
Weighted average common shares, basic and diluted*	10,692,090	9,691,998	9,625,059
Earnings (loss) per share, basic and diluted	(1.00)	$(0.11)	$0.06

*
The non-vested shares of the restricted stock units and stock options were anti-dilutive as of December 31, 2022, 2021, and 2020. Therefore, the non-vested shares are excluded from earnings (loss) per share for the years ended December 31, 2022, 2021, and 2020.

15. Stock-based Compensation
On March 8, 2022 the Company issued options to purchase 630,000 shares of the Company's common stock to two named executive officers. The right to exercise the options will vest over a five-year period on a straight-line basis. The options have a strike price of $4.53 per share and will expire on March 8, 2032. The estimated fair value of these options is $612,000, which is being expensed ratably over the vesting period. A Black Scholes model was used to determine the fair value of the options at the time the options were issued, using the Company’s historical 5-year market price of its stock to determine volatility (equating to 65.04%), an estimated 5-year term to exercise the options, a 5-year risk-free rate of return of 1.8%, and the market price for the Company’s stock of $2.40 per share.
On June 30, 2020, the Company issued options to purchase 280,000 shares of the Company’s common stock to certain executive officers and other employees. The right to exercise the options will vest over a five-year period on a straight-line basis. The options have a strike price of $3.81 per share and expire on June 30, 2030. The estimated value of these options is $290,000, which will be expensed ratably over the vesting period.
In 2016 and 2018, the Company issued 111,281 and 70,000, respectively, of restricted stock units (“RSUs”) to various employees to be settled in shares of common stock, which were valued at $909,000, and $404,000, respectively, on the dates of grant.
The Company recorded $56,000, $166,000, and $677,000 of compensation expense related to the RSUs for the years ended December 31, 2022, 2021, and 2020, respectively. There were 9,000 unvested RSUs as of December 31, 2022, which will generate an estimated future expense of $17,000.
The Company recorded $53,000, $52,000, and $29,000 of compensation expense for the year ended December 31, 2022, 2021, and 2020, respectively, related to the stock options granted on June 30, 2020. There were 153,000 options outstanding and unvested as of December 31, 2022, which will generate an estimated future expense of $132,000.
The Company recorded $102,000 of compensation expense for the year ended December 31, 2022, related to the stock options granted on March 8, 2022. There were 630,000 options outstanding and unvested as of December 31, 2022, which will generate an estimated future expense of $510,000.
16. Related Party Transactions
The Company employs Nicholas J. Petcoff as its Co-Chief Executive Officer and a Director of the Company's Board of Directors. The Company employed Andrew D. Petcoff as its Senior Vice President of Personal Lines and as President of Sycamore, until June 30, 2021. The Company’s employment of Andrew D. Petcoff ended as the result of the Venture Transaction. See Note 3 ~ Sale of Certain Agency Business for additional details. Andrew D. Petcoff resigned from the Company's Board of Directors on December 31, 2022. Andrew D. Petcoff is now the President of Sycamore Specialty Underwriters, LLC (“SSU”), a related Affiliate to the Company as of December 31, 2022. See Note 2 ~ VSRM Transaction for additional details.
Nicholas J. Petcoff has been employed with the Company since 2009. Andrew D. Petcoff had formerly been employed with the Company since 2009. They are the sons of the Company's Executive Chairman and Co-Chief Executive Officer, James G. Petcoff.

The Company employed B. Matthew Petcoff as Vice President of Sycamore until June 30, 2021. B. Matthew Petcoff is the brother of the Executive Chairman and Co-Chief Executive Officer, James G. Petcoff. The Company also employed Hilary Petcoff as its Vice President of Enterprise Risk Management until June 30, 2021. Ms. Petcoff is the daughter of the Company’s Executive Chairman and Co-Chief Executive Officer, James G. Petcoff. As a result of the transaction in Note 2 ~ VSRM Transaction, B. Matthew Petcoff and Hilary Petcoff are no longer employees of Venture Agency Holdings, Inc., and are no longer affiliated with the Company as of December 31, 2022.
In October 2022, the Company acquired control over Venture (a previous equity method investee) for total consideration of $9.7 million as further described in Note 2 ~ VRSM Transaction.
See Note 12 ~ Shareholders' Equity for stock issuance to the Company's Board.
17. Employee Benefit Plans
The Company maintains a retirement savings plan under section 401(k) of the Internal Revenue Code (the “Plan”) for certain eligible employees. Eligible employees electing to participate in the 401(k) plan may defer and contribute from 1% to 100% of their compensation on a pre-tax or post-tax basis, subject to statutory limits. The Company will match the employees’ contributions up to the first 4% of their compensation. The Company’s Plan expense amounted to $457,000, $508,000 and $508,000 for the years ended December 31, 2022, 2021 and 2020, respectively.
18. Commitments and Contingencies
Legal proceedings
The Company and its subsidiaries are subject at times to various claims, lawsuits and proceedings relating principally to alleged errors or omissions in the placement of insurance, claims administration, and other business transactions arising in the ordinary course of business. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by the insurance policy at issue. We account for such activity through the establishment of unpaid losses and LAE reserves. In accordance with accounting guidance, if it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss is reasonably estimable; then an accrual for the costs to resolve these claims is recorded by the Company in the accompanying consolidated balance sheets. Periodic expenses related to the defense of such claims are included in the accompanying consolidated statements of operations. On the basis of current information, the Company does not believe that there is a reasonable possibility that any material loss exceeding amounts already accrued, if any, will result from any of the claims, lawsuits and proceedings to which the Company is subject to, either individually, or in the aggregate.
Commitments
The Company is party to an agreement with an unaffiliated company to provide a policy administration, billing, and claims system for the Company. The scope of work and fee structure has changed over time. Currently, the agreement requires a minimum monthly payment of $30,000 with a fee schedule that is scalable with the premium volume, and expires on November 1, 2026.
19. Segment Information
The Company is engaged in the sale of property and casualty insurance products and has organized its business model around three classes of insurance businesses: commercial lines, personal lines, and wholesale agency business. Within these three businesses, the Company offers various insurance products and insurance agency services. Such insurance businesses are engaged in underwriting and marketing insurance coverages, and administering claims processing for such policies. The Company views the commercial and personal lines segments as underwriting business (business that takes on insurance underwriting risk). The wholesale agency business provides non-risk bearing revenue through commissions and policy fees. The wholesale agency business increases the product options to the Company’s independent retail agents by offering both insurance products from the Insurance Company Subsidiaries as well as products offered by other insurers.

The Company defines its operating segments as components of the business where separate financial information is available and used by the co-chief operating decision makers in deciding how to allocate resources to its segments and in assessing its performance. In assessing performance of its operating segments, the Company’s co-chief operating decision makers, the Co-Chief Executive Officers, review a number of financial measures including gross written premiums, net earned premiums, losses and LAE, net of reinsurance recoveries, and other revenue and expenses. The primary measure used for making decisions about resources to be allocated to an operating segment and assessing its performance is segment underwriting gain or loss which is defined as segment revenues, consisting of net earned premiums and other income, less segment expenses, consisting of losses and LAE, policy acquisition costs and operating expenses of the operating segments. Operating expenses primarily include compensation and related benefits for personnel, policy issuance and claims systems, rent and utilities. The Company markets, distributes and sells its insurance products through its own insurance agencies and a network of independent agents. All of the Company’s insurance activities are conducted in the United States with a concentration of activity in Michigan, Florida, Texas and California. For the years ended December 31, 2022, 2021, and 2020, gross written premiums attributable to these four states were 54.1%, 50.6%, and 49.6% respectively, of the Company’s total gross written premiums.
The following table summarizes our net earned premiums:
	Net Earned Premium
	2022	2021	2020
Commercial	84%	89%	92%
Personal	16%	11%	8%
Total	100%	100%	100%
The wholesale agency business sells insurance products on behalf of the Company’s commercial and personal lines businesses as well as to third-party insurers. Certain acquisition costs incurred by the commercial and personal lines businesses are reflected as commission revenue for the wholesale agency business and are eliminated in the Eliminations category.
In addition to the reportable segments, the Company maintains a Corporate and Other category to reconcile segment results to the consolidated totals. The Corporate and Other category includes: (i) corporate operating expenses such as salaries and related benefits of the Company’s executive management team, some finance and information technology personnel, and other corporate headquarters expenses, (ii) interest expense on the Company’s debt obligations; (iii) depreciation and amortization on property and equipment, and (iv) all investment income activity. All investment income activity is reported within net investment income, net realized investment gains, and change in fair value of equity securities on the consolidated statements of operations. The Company’s assets on the consolidated balance sheet are not allocated to the reportable segments.
The following tables present information by reportable segment (dollars in thousands):
Year Ended December 31, 2022	Commercial Lines	Personal Lines	Under- writing	Wholesale Agency	Corp- orate	Elim- inations	Total
Gross written premiums	$116,868	$21,151	$138,019	$—	$—	$—	$138,019
Net written premiums	$72,318	$18,914	$91,232	$—	$—	$—	$91,232
Net earned premiums	$80,823	$15,888	$96,711	$—	$—	$—	$96,711
Other income	245	82	327	5,712	271	(3,542)	2,768
Segment revenue	81,068	15,970	97,038	5,712	271	(3,542)	99,479
Loss and loss adjustment expenses, net	70,762	10,678	81,440	—	—	—	81,440
Policy acquisition costs	17,682	4,604	22,286	3,653	—	(3,760)	22,179
Operating expenses	13,069	1,936	15,005	2,612	1,192	(20)	18,789
Loss portfolio transfer risk fee	5,400	—	—	—	—	—	5,400
Segment expenses	106,913	17,218	118,731	6,265	1,192	(3,780)	127,808

Year Ended December 31, 2022	Commercial Lines	Personal Lines	Under- writing	Wholesale Agency	Corp- orate	Elim- inations	Total
Segment underwriting gain (loss)	(25,845)	(1,248)	(21,693)	(553)	(921)	238	(28,329)
Net investment income				32	3,011		3,043
Net realized investment gains (losses)					(1,505)		(1,505)
Change in fair value of equity securities					403		403
Gain from VSRM Transaction					8,810		8,810
Other gains				(1)	60		59
Interest expense				(42)	(2,929)		(2,971)
Income (loss) before income taxes	$(25,845)	$(1,248)	$(21,693)	$(564)	$6,929	$238	$(20,490)

Selected Balance Sheet Data:
Deferred policy acquisition costs	$7,683	$2,796				$(189)	$10,290
Unearned premiums	56,565	11,322					67,887
Unpaid losses and loss adjustment expenses	159,558	5,981					165,539
Year Ended December 31, 2021	Commercial Lines	Personal Lines	Under- writing	Wholesale Agency	Corp- orate	Elim- inations	Total
Gross written premiums	$117,075	$15,020	$132,095	$—	$—	$—	$132,095
Net written premiums	$87,307	$14,122	$101,429	$—	$—	$—	$101,429
Net earned premiums	$87,759	$11,043	$98,802	$—	$—	$—	$98,802
Other income	215	143	358	5,848	365	(3,900)	2,671
Segment revenue	87,974	11,186	99,160	5,848	365	(3,900)	101,473
Loss and loss adjustment expenses, net	63,868	5,993	69,861	—	—	—	69,861
Policy acquisition costs	25,687	3,307	28,994	3,727	—	(4,270)	28,451
Operating expenses	11,648	1,357	13,005	2,382	1,122	—	16,509
Segment expenses	101,203	10,657	111,860	6,109	1,122	(4,270)	114,821

Segment underwriting gain (loss)	(13,229)	529	(12,700)	(261)	(757)	$370	(13,348)
Net investment income					1,968		1,968
Net realized investment gains					2,878		2,878
Change in fair value of equity securities					(2,020)		(2,020)
Other gains					11,664		11,664
Interest expense					(2,852)		(2,852)
Income (loss) before income taxes	$(13,229)	$529	$(12,700)	$(261)	$10,881	$370	$(1,710)

Selected Balance Sheet Data:
Deferred policy acquisition costs	$10,619	$2,075				$(427)	$12,267
Unearned premiums	57,491	7,778					65,269
Unpaid losses and loss adjustment expenses	135,084	4,001					139,085
Year Ended December 31, 2020	Commercial Lines	Personal Lines	Under- writing	Wholesale Agency	Corp- orate	Elim- inations	Total
Gross written premiums	$102,763	$8,572	$111,335	$—	$—	$—	$111,335

Year Ended December 31, 2020	Commercial Lines	Personal Lines	Under- writing	Wholesale Agency	Corp- orate	Elim- inations	Total
Net written premiums	$85,385	$7,555	$92,940	$—	$—	$—	$92,940
Net earned premiums	$82,409	$6,694	$89,103	$—	$—	$—	$89,103
Other income	242	150	392	7,571	245	(5,593)	2,615
Segment revenue	82,651	6,844	89,495	7,571	245	(5,593)	91,718
Loss and loss adjustment expenses, net	53,263	2,965	56,228	—	—	—	56,228
Policy acquisition costs	25,051	2,044	27,095	4,938	—	(5,928)	26,105
Operating expenses	12,644	1,069	13,713	3,107	1,648	—	18,468
Segment expenses	90,958	6,078	97,036	8,045	1,648	(5,928)	100,801

Segment underwriting gain (loss)	(8,307)	766	(7,541)	(474)	(1,403)	$335	(9,083)
Net investment income					3,156		3,156
Net realized investment gains					8,126		8,126
Change in fair value of equity securities					228		228
Other gains					260		260
Interest expense					(2,925)		(2,925)
Income (loss) before income taxes	$(8,307)	$766	$(7,541)	$(474)	$7,442	$335	$(238)

Selected Balance Sheet Data:
Deferred policy acquisition costs	$11,858	$1,183				$(798)	$12,243
Unearned premiums	51,535	4,689					56,224
Unpaid losses and loss adjustment expenses	106,662	4,608					111,270

Schedule II
Conifer Holdings, Inc.
Condensed Financial Information of Registrant
Balance Sheets – Parent Company Only
(dollars in thousands)
	December 31,
	2022	2021
Assets
Investment in subsidiaries	$56,670	$79,511
Cash	9,022	750
Due from subsidiaries	(9,754)	(7,055)
Due from Affiliate	113	220
Other assets	2,434	2,522
Total assets	$58,485	$75,948
Liabilities and Shareholders' Equity
Liabilities:
Debt	$33,876	$33,564
Other liabilities	5,659	1,881
Total liabilities	39,535	35,445
Shareholders' equity:
Common stock, no par value (100,000,000 shares authorized; 12,215,849 and 9,707,817 issued and outstanding, respectively)	97,913	92,692
Accumulated deficit	(60,760)	(50,079)
Accumulated other comprehensive income (loss)	(18,203)	(2,110)
Total shareholders' equity	18,950	40,503
Total liabilities and shareholders' equity	$58,485	$75,948
The accompanying notes are an integral part of the Condensed Financial Information of Registrant.

Schedule II
Conifer Holdings, Inc.
Condensed Financial Information of Registrant
Statements of Comprehensive Income (Loss) – Parent Company Only
(dollars in thousands)
	Year Ended December 31,
	2022	2021	2020
Revenue
Management fees from subsidiaries	$4,980	$15,952	$12,527
Other income	190	2,900	483
Total revenue	5,170	18,852	13,010
Expenses
Operating expenses	14,365	12,736	14,459
Interest expense	2,816	2,852	2,925
Total expenses	17,181	15,588	17,384
Income (loss) before equity in earnings (losses) of subsidiaries and income tax expense (benefit)	(12,011)	3,264	(4,374)
Income tax expense (benefit)	(4,078)	156	(813)
Income (loss) before equity earnings (losses) of subsidiaries	(7,933)	3,108	(3,561)
Equity earnings (losses) in subsidiaries	(2,748)	(4,202)	4,156
Net income (loss)	(10,681)	(1,094)	595
Other Comprehensive Income
Equity in other comprehensive income (loss) of subsidiaries	(16,093)	(3,022)	423
Total Comprehensive income (loss)	$(26,774)	$(4,116)	$1,018
The accompanying notes are an integral part of the Condensed Financial Information of Registrant.

Schedule II
Conifer Holdings, Inc.
Condensed Financial Information of Registrant
Statement of Cash Flows – Parent Company Only
(dollars in thousands)

	Year Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities
Net income (loss)	$(10,681)	$(1,094)	$595
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	436	415	421
Equity in undistributed (income) loss of subsidiaries	2,748	4,202	(4,156)
Stock-based compensation expense	211	218	706
Deferred income tax expense	3,884	—	—
Other (gain) loss	—	(2,593)	(260)
Changes in operating assets and liabilities:
Due from subsidiaries	2,699	8,800	(852)
Due from Affiliate	107	(220)	214
Current income tax recoverable	—	—	539
Other assets	62	890	625
Other liabilities	(203)	(915)	(715)
Net cash provided by (used in) operating activities	(737)	9,703	(2,883)
Cash Flows From Investing Activities
Contributions to subsidiaries	4,000	(5,400)	(1,150)
Dividends received from subsidiaries	—	—	—
Purchases of investments	—	—	(79)
Purchases of property and equipment	—	(20)	—
Net cash provided by (used in) investing activities	4,000	(5,420)	(1,229)
Cash Flows From Financing Activities
Proceeds received from issuance of shares of common stock	5,000	—	—
Repurchase of common stock	10	(12)	(36)
Borrowings under debt arrangements	5,000	3,000	5,745
Repayment of borrowings under debt arrangements	(5,000)	(8,000)	(625)
Stock and debt issuance costs	—	—	—
Net cash provided by financing activities	5,010	(5,012)	5,084
Net increase (decrease) in cash	8,273	(729)	972
Cash at beginning of period	749	1,478	506
Cash at end of period	$9,022	$749	$1,478
Supplemental Disclosure of Cash Flow Information:
Interest paid	$2,979	$2,883	$2,586
The accompanying notes are an integral part of the Condensed Financial Information of Registrant.

Conifer Holding, Inc.
Condensed Financial Information of Registrant
Parent Company Only
Notes to Condensed Financial Statements
1. Accounting Policies
Organization
Conifer Holdings, Inc. (the “Parent”) is a Michigan-domiciled holding company organized for the purpose of managing its insurance entities. The Parent conducts its principal operations through these entities.
Basis of Presentation
The accompanying condensed financial information should be read in conjunction with the Consolidated Financial Statements and related Notes of Conifer Holdings, Inc. and Subsidiaries. Investments in subsidiaries are accounted for using the equity method. Under the equity method, the investment in subsidiaries is stated at cost plus contributions and equity in undistributed income (loss) of consolidated subsidiaries less dividends received since the date of acquisition.
The Parent’s operations consist of income earned from management and administrative services performed for the insurance entities pursuant to intercompany services agreements. These management and administrative services include providing management, marketing, offices and equipment, and premium collection, for which the insurance companies pay fees based on a percentage of gross premiums written. Also, the Parent receives commission income for performing agency services. The primary operating costs of the Parent are salaries and related costs of personnel, information technology, administrative expenses, and professional fees. The income received from the management and administrative services is used to cover operating costs, meet debt service requirements and cover other holding company obligations.
Estimates and Assumptions
Preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.
Dividends
The Parent received a $10.8 million dividend from Sycamore during the fourth quarter of 2022. The Parent received no cash dividends from its subsidiaries in 2021 and 2020. In 2021, the Parent received a $6.0 million non-cash dividend from one of its subsidiaries in the form of a promissory note from Affiliate, which the Parent subsequently contributed to one of the insurance subsidiaries.
2. Guarantees
The Parent has guaranteed the principal and interest obligations of a $10.0 million surplus note issued by Conifer Insurance Company to White Pine Insurance Company (both wholly owned subsidiaries). The note pays interest annually at a per annum rate of 4% and has no maturity.

Schedule V
Conifer Holdings, Inc. and Subsidiaries
Valuation and Qualifying Accounts
For the Years Ended December 31, 2022, 2021, and 2020
(dollars in thousands)
	Balance at Beginning of Period	Charged to Expense	Decrease to Other Comprehensive Income	Deductions from Allowance Account	Balance at End of Period
Valuation for Deferred Tax Assets
2022	14,594	3,715	3,354	—	21,663
2021	13,292	676	626	—	14,594
2020	13,572	(205)	(75)	—	13,292

CONIFER HOLDINGS, INC.
EXCHANGE OFFER
9.75% Senior Unsecured Notes due 2028 for its
6.75% Senior Unsecured Notes due 2023
and
the Sale of up to $25,000,000
9.75% Senior Unsecured Notes due 2028
PRELIMINARY PROSPECTUS/OFFER TO EXCHANGE
Exchange Agent
Wilmington Trust, National Association
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
Attention: Workflow Management, 5th Floor
Dealer Manager
Janney Montgomery Scott
1717 Arch Street
Philadelphia, PA 19103
Attention: prospectus@janney.com
   , 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.
The table below sets forth the costs and expenses payable by Conifer in connection with the Exchange Offer, the New Offering and the issuance and distribution of the New Notes being registered. All amounts are estimated except the SEC registration fee. All costs and expenses are payable by us.
SEC Registration Fee	$
FINRA filing fee
NASDAQ listing fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing Fees and Expenses
Trustee Fees
Miscellaneous Expenses
Total	$
Item 15.	Recent Sales of Unregistered Securities.
The following sets forth information regarding all unregistered securities sold by the Company in the three years preceding the date of this prospectus:
In August 2022, the Company issued $5.0 million of common equity through a private placement of 2,500,000 shares priced at $2.00 per share. The participants in the private placement consisted of members of the Company's Board of Directors.
No underwriters were involved in the foregoing sale of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering.
Item 20.	Indemnification of Directors and Officers.
We are incorporated under the laws of the State of Michigan. Under Sections 561-571 of the Michigan Business Corporation Act (as it may be amended from time to time, the “MBCA”), directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if the statutory standard (defined below) is met. In particular, Section 561 of the MBCA provides that a Michigan corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding (provided that generally the director did not (i) receive a financial benefit to which he was not entitled, (ii) intentionally inflict harm on the corporation or its shareholders, (iii) violate Section 551 of the MBCA relating to loans, dividends and distributions, or (iv) intentionally commit a criminal act, collectively, the “statutory standard”), and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. In addition, Section 562 of the MBCA provides that a Michigan corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys’ fees, and amounts paid in settlement.

As permitted by the MBCA, our second amended and restated articles of incorporation provide that (i) we are required to indemnify our directors and executive officers to the fullest extent permitted under applicable law; and (2) we may, in the discretion of our Board, indemnify other persons.
We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.
Item 21.	Exhibits and Financial Statement Schedules.
(a)	Exhibit List
Exhibit Number	Description
1.1**	Dealer Manager Agreement

1.2**	Placement Agent Agreement

3.1	Second Amended and Restated Articles of Incorporation of Conifer Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on August 28, 2015)

3.2	Amended and Restated Bylaws of Conifer Holdings, Inc. (incorporated by reference to Exhibit 3.4 of the Company’s Registration Statement Form S-1/A filed on July 30, 2015)

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement Form S-1/A filed on July 30, 2015)

4.2	2018 Indenture (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on September 24, 2018)

4.3	2018 Supplemental Indenture (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on September 24, 2018)

4.4	Form of 2018 Note (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1/A filed on September 10, 2018)

4.5**	Form of New Notes Supplemental Indenture

4.6**	Form of New Note

5.1**	Opinion of Honigman LLP

10.1	2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement Form S-1 filed on July 2, 2015)

10.2	Lease Agreement, dated September 18, 2013, as amended (incorporated by reference to Exhibit 10.3 to the Company’s S-1 filed on July 2, 2015)

10.3
Employment Agreements with Nicholas J. Petcoff, James G. Petcoff, Andrew D. Petcoff and Brian J. Roney (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 10-K filed on March 15, 2017)

Exhibit Number	Description
10.4
Note Purchase Agreement dated September 29, 2017 between the Company and Elanus Capital Investments Master SP Series 3 (incorporated by reference to Exhibit 10.14 of the Company’s Quarterly Report on Form 10-Q filed on November 8, 2017)

10.4.1
First Amendment to Note Purchase Agreement dated as of June 21, 2018 between the Company and Elanus Capital Investments Master SP Series 3 3 (incorporated by reference to Exhibit 10.16 of the Company’s Annual Report on Form 10-K filed on March 13, 2019)

10.5
Credit Agreement dated as of June 21, 2018 between the Company and The Huntington National Bank (incorporated by reference to Exhibit 10.15 of the Company’s Annual Report on Form 10-K filed on March 13, 2019)

10.5.1
First Amendment to Credit Agreement dated as of December 27, 2018 between the Company and the Huntington National Bank (incorporated by reference to Exhibit 10.20 of the Company’s Annual Report on Form 10-K filed on March 13, 2019)

10.5.2
Second Amendment to Credit Agreement dated as of June 21, 2019 between the Company and The Huntington National Bank (incorporated by reference to Exhibit 10.22 of the Company’s Annual Report on Form 10-K filed on March 12, 2020)

10.5.3
Third Amendment to Credit Agreement dated as of April 24, 2020 between the Company and The Huntington National Bank (incorporated by reference to Exhibit 10.24 of the Company’s Quarterly Report on Form 10-Q filed on May 13, 2020)

10.5.4
Fourth Amendment to Credit Agreement dated as of June 19, 2020 between the Company and The Huntington National Bank (incorporated by reference to Exhibit 10.26 of the Company’s Quarterly Report on Form 10-Q filed on August 12, 2020)

10.5.5
Fifth Amendment to Credit Agreement dated as of June 18, 2021 between the Company and the Huntington National Bank (incorporated by reference to Exhibit 10.28 of the Company’s Quarterly Report on Form 10-Q filed on August 11, 2021)

10.5.6
Six Amendment to Credit Agreement dated as of August 8, 2022 between the Company and the Huntington National Bank (incorporated by reference to Exhibit 10.29 of the Company’s Quarterly Report on Form 10-Q filed on August 11, 2022)

10.6
Amended and Restated Note Purchase Agreement dated September 25, 2018 between the Company and Elanus Capital Investments Master SP Series 3 (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K filed on March 13, 2019)

10.6.1
First Amendment to Amended and Restated Note Purchase Agreement dated as of December 13, 2018 between the Company and Elanus Capital Investments Master SP Series 3 (incorporated by reference to Exhibit 10.19 of the Company’s Annual Report on Form 10-K filed on March 13, 2019)

10.6.2
Second Amendment to Amended and Restated Note Purchase Agreement dated as of June 21, 2019 between the Company and Elanus Capital Investments Master SP Series 3 (incorporated by reference to Exhibit 10.21 of the Company’s Annual Report on Form 10-K filed on March 12, 2020)

10.6.3*	Third Amendment to Amended and Restated Note Purchase Agreement dated as of May 9, 2022 between the Company and Elanus Capital Investments Master SP Series 3

Exhibit Number	Description
10.7
Waiver and Consent from The Huntington National Bank dated as of October 31, 2018 regarding the Amended and Restated Note Purchase Agreement between the Company and Elanus Capital Investments Master SP Series 3 (incorporated by reference to Exhibit 10.18 of the Company’s Annual Report on Form 10-K filed on March 13, 2019)

10.8
Amendment to Promissory Note dated as of June 18, 2021 between the Company and The Huntington National Bank (incorporated by reference to Exhibit 10.27 of the Company’s Quarterly Report on Form 10-Q filed on August 11, 2021.

21.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the Company’s Annual Report on Form 10-K filed on March 27, 2023)

23.1*	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm

23.2*	Consent of Deloitte & Touche LLP

23.3**	Consent of Honigman LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

25.1**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, by the trustee under the Indenture

107.1*	Filing Fee Table

101.INS	inline XBRL Instance Document

101.SCH	inline XBRL Taxonomy Extension Schema Document

101.CAL	inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	inline XBRL Taxonomy Extension Label Linkbase

101.PRE	inline XBRL Taxonomy Extension Presentation Linkbase
*	Filed Herewith.
**	To be completed by the amendment.

Item 22.	Undertakings.
(a) The undersigned Company hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the amount of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the Company is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)
That, for the purpose of determining liability of the Company under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Company undertakes that in a primary offering of securities of the undersigned Company pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Company relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Company or used or referred to by the undersigned Company;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Company or its securities provided by or on behalf of the undersigned Company; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Company to the purchaser.
(b) (1) The undersigned Company hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
(2)
The Company undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such an amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(e) The undersigned Company hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Michigan, on May 25, 2023.
By:	/s/ James G. Petcoff
James G. Petcoff
Executive Chairman and Co-Chief Executive Officer (Principal Executive Officer)
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned does hereby make, constitute and appoint James G. Petcoff and Harold Meloche, and each of them, as true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution, resubstitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver this Registration Statement, and any and all amendments thereto, including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b); such registration statement and each such amendment to be in such form and to contain such terms and provisions as said attorney or substitute shall deem necessary or desirable; giving and granting unto said attorney, or to such person or persons as in any case may be appointed pursuant to the power of substitution herein given, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or, in the opinion of said attorney or substitute, able to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney or such substitute shall lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.
Name	Title	Date

/s/ James G. Petcoff	Executive Chairman and Co-Chief Executive Officer (Principal Executive Officer)	May 25, 2023
James G. Petcoff

/s/ Nicholas J. Petcoff	Co-Chief Executive Officer	May 25, 2023
Nicholas J. Petcoff

/s/ Harold J. Meloche	Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	May 25, 2023
Harold J. Meloche

/s/ Gerald W. Hakala	Director	May 25, 2023
Gerald W. Hakala

/s/ Jeffrey Hakala	Director	May 25, 2023
Jeffrey Hakala

/s/ Timothy Lamothe	Director	May 25, 2023
Timothy Lamothe

/s/ Richard J. Williams, Jr.	Director	May 25, 2023
Richard J. Williams, Jr.

Name	Title	Date

/s/ Joseph D. Sarafa	Director	May 25, 2023
Joseph D. Sarafa

/s/ Isolde O’Hanlon	Director	May 25, 2023
Isolde O’Hanlon

/s/ John Melstrom	Director	May 25, 2023
John Melstrom